Form 20-F
period 2002-12-31
SERONO S A
filed 2003-04-17
CIK 1117399

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM 20-F
                            ------------------------
(Mark One)
[ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[x]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 2002
                                          or
[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 1-15096
                        --------------------------------

                                  SERONO S.A.
             (Exact name of Registrant as specified in its charter)

        NOT APPLICABLE                                      SWITZERLAND
(Translation of Registrant's                              (Jurisdiction of
     name into English)                           incorporation or organization)

                            ------------------------
                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    (Address of principal executive offices)

           Securities registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS:             NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Bearer Shares, nominal value                  New York Stock Exchange*
       CHF25 per share

American Depositary Shares (as evidenced by     New York Stock Exchange
American Depositary Receipts), each
representing one fortieth of a Bearer Share

---------------
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                            -----------------------
           Securities registered pursuant to Section 12(g) of the Act:
                                      None
                            -----------------------

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                     None
                            -----------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002.

     Bearer Shares, nominal value CHF 25 per share:       11,446,444 outstanding
     Registered Shares, nominal value CHF 10 per share:   11,013,040 outstanding

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                    [x] Yes    [ ]  No

     Indicate by check mark which financial statement item the registrant has elected to follow.
                                                    [ ] Item 17  [x] Item 18

                                   SERONO S.A.
                           ANNUAL REPORT ON FORM 20-F
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2002


                                TABLE OF CONTENTS


ITEM                                                                                PAGE NO.
----                                                                                --------

                                     PART I

1.   Identity of Directors, Senior Management and Advisers . . . . . . . . . . . .         1
2.   Offer Statistics and Expected Timetable . . . . . . . . . . . . . . . . . . .         1
3.   Key Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1
4.   Information on the Company. . . . . . . . . . . . . . . . . . . . . . . . . .        12
5.   Operating and Financial Review and Prospects. . . . . . . . . . . . . . . . .        35
6.   Directors, Senior Management and Employees. . . . . . . . . . . . . . . . . .        49
7.   Major Shareholders and Related Party Transactions . . . . . . . . . . . . . .        57
8.   Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .        58
9.   The Offer and Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . .        60
10.  Additional Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .        60
11.  Quantitative and Qualitative Disclosures about Market Risk. . . . . . . . . .        68
12.  Description of Securities Other than Equity Securities. . . . . . . . . . . .        72


ITEM                                                                                PAGE NO.
----                                                                                --------

                                    PART II

13.   Defaults, Dividend Arrearages and Delinquencies. . . . . . . . . . . . . . .        72
14.   Material Modifications to the Rights of Security Holders and Use of Proceeds        72
15.   Controls and Procedures. . . . . . . . . . . . . . . . . . . . . . . . . . .        72
16.   [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        72

                                    PART III

17.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .        72
18.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .        73
19.   Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        73

                          SIGNATURES AND CERTIFICATIONS

   Financial Statements and Auditors' Reports. . . . . . . . . . . . . . . . . . .  F-1



The registered ((R)) and the filed ((TM)) trademarks, Cetrotide(TM), click.easy(TM), cool.click(TM), Crinone(R), EasyJect(R), Ferti.net(R), Fertinex(R), Geref(R), Gonal-F(R), Luveris(R), Metrodin HP(R), Novantrone(TM), one.click(TM), Ovidrel(R), Ovitrelle(R), Pergonal(R), Profasi(R), Raptiva(TM), Rebif(R), Rebiject(R), Reliser(R), Saizen(R), SeroJet(TM), Serono(R), Serophene(R), Serostim(R) and Stilamin(R), as well as the filed trademarks ((TM)) for the "S" symbol, used alone or with the words "Serono" or "Serono biotech and beyond," are trademarks of, or are licensed to a subsidiary of, Serono S.A. Trade names and trademarks of other companies appearing in this report are the property of their respective owners.

                                     PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     We have derived our selected consolidated historical financial data from our consolidated financial statements. We prepare and present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and its predecessor organization, the International Accounting Standards Committee. IFRS differ in significant respects from United States Generally Accepted Accounting Principles, or U.S. GAAP. You can find a reconciliation of our audited consolidated financial statements to U.S. GAAP in
Note 34 to our audited consolidated financial statements included in this Annual Report. Since the information we present below is only a summary and does not provide all of the information contained in our consolidated financial statements, you should read our consolidated financial statements and the notes to the consolidated financial statements included in this Annual Report.

                                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                2002         2001         2000         1999         1998
                                             -----------  -----------  -----------  -----------  -----------
                                                    (U.S. dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Product sales . . . . . . . . . . . . . . .  $1,423,130   $1,249,405   $1,146,998   $1,054,144   $  918,402
Royalty and license income. . . . . . . . .     123,399      127,065       92,656       78,400       31,457
                                             -----------  -----------  -----------  -----------  -----------
Total revenues. . . . . . . . . . . . . . .   1,546,529    1,376,470    1,239,654    1,132,544      949,859
Operating expenses:
Cost of product sales . . . . . . . . . . .     223,751      213,160      229,907      260,748      241,880
Selling, general and administrative . . . .     512,942      446,945      393,716      369,747      318,737
Research and development, net . . . . . . .     358,099      308,561      263,152      221,629      199,799
Restructuring . . . . . . . . . . . . . . .      16,303            -            -            -       44,277
Other operating
   expense, net . . . . . . . . . . . . . .      85,811       70,152       31,147       58,718       38,053
                                             -----------  -----------  -----------  -----------  -----------
   Total operating expenses . . . . . . . .   1,196,906    1,038,818      917,922      910,842      842,746
                                             -----------  -----------  -----------  -----------  -----------

Operating income. . . . . . . . . . . . . .     349,623      337,652      321,732      221,702      107,113
Financial income/(expense), net . . . . . .      36,476       51,381       52,277        2,458       (3,443)
Other expense, net. . . . . . . . . . . . .       1,658        2,548        2,411        1,078        1,295
                                             -----------  -----------  -----------  -----------  -----------
Total non-operating
   income/(expense), net. . . . . . . . . .      34,818       48,833       49,866        1,380       (4,738)
                                             -----------  -----------  -----------  -----------  -----------
Income before taxes and minority
   interests. . . . . . . . . . . . . . . .     384,441      386,485      371,598      223,082      102,375
Taxes . . . . . . . . . . . . . . . . . . .      63,127       69,816       70,384       39,778       28,696
                                             -----------  -----------  -----------  -----------  -----------
Income before minority interests. . . . . .     321,314      316,669      301,214      183,304       73,679
Minority interests. . . . . . . . . . . . .         536          (52)         174            8          (67)
                                             -----------  -----------  -----------  -----------  -----------
Net income. . . . . . . . . . . . . . . . .  $  320,778   $  316,721   $  301,040   $  183,296   $   73,746
                                             ===========  ===========  ===========  ===========  ===========

PER SHARE DATA:
Basic income per share (1)(2):
   Bearer shares. . . . . . . . . . . . . .  $    20.07   $    19.72   $    19.50   $    12.23   $     4.92
   Registered shares. . . . . . . . . . . .        8.03         7.89         7.80         4.89         1.97
   American depositary shares (3) . . . . .        0.50         0.49         0.49         0.31         0.12
Diluted income per share (1)(2):
   Bearer shares. . . . . . . . . . . . . .       20.04        19.68        19.46        12.23         4.92
   Registered shares. . . . . . . . . . . .        8.02         7.87         7.78         4.89         1.97
   American depositary shares (3) . . . . .        0.50         0.49         0.49         0.31         0.12
Cash dividends paid (1)(4):
   Bearer shares. . . . . . . . . . . . . .        4.02         3.35         1.15         1.29         1.24
   Registered shares. . . . . . . . . . . .        1.61         1.34         0.46         0.52         0.49
   American depositary shares (3) . . . . .        0.10         0.08         0.03         0.03         0.03

SUPPLEMENTAL PER EQUIVALENT
BEARER SHARE DATA:
Net income, basic (1)(5). . . . . . . . . .       20.07   $    19.72   $    19.50   $    12.23   $     4.92
Net income, diluted (1)(5). . . . . . . . .       20.04        19.68        19.46        12.23         4.92


                                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                2002         2001         2000         1999         1998
                                             -----------  -----------  -----------  -----------  -----------
                                                    (U.S. dollars in thousands, except per share data)
BALANCE SHEET DATA:
Cash, cash equivalents and short-
   term investments  .                       $1,064,898   $1,475,504   $1,438,485   $  398,812   $  348,749
Working capital (6)  .. . . . . . . . . . .   1,258,352    1,527,359    1,505,534      405,721      422,631
Property, plant and equipment  .. . . . . .     554,509      460,767      462,425      460,712      510,452
Total assets  . . . . . . . . . . . . . . .   3,494,674    3,018,769    2,794,777    1,591,298    1,536,915
Outstanding share capital(4)  . . . . . . .     249,408      252,955      252,992      236,978      236,976
Short-term debt  .. . . . . . . . . . . . .      93,598      173,254      238,585      238,738      224,633
Long-term debt  . . . . . . . . . . . . . .      25,857       37,325       56,626      116,381      214,454
Shareholders' equity  . . . . . . . . . . .   2,461,198    2,218,914    2,006,416      826,785      762,074

AMOUNTS IN ACCORDANCE WITH U.S. GAAP:
Net income. . . . . . . . . . . . . . . . .     280,176      291,470      304,389      170,952       76,327
Basic income per share (1)(7):
   Bearer shares  . . . . . . . . . . . . .       17.53        18.15        19.72        11.41         5.09
   Registered shares  . . . . . . . . . . .        7.01         7.26         7.89         4.56         2.04
Diluted income per share (1)(7):
   Bearer shares  . . . . . . . . . . . . .       17.51        18.11        19.68        11.40         5.09
   Registered shares  . . . . . . . . . . .        7.00         7.24         7.87         4.56         2.04
Total shareholders' equity  . . . . . . . .   2,456,683    2,239,711    2,015,860      862,634      766,852
Total assets  . . . . . . . . . . . . . . .   3,483,295    3,069,873    2,794,465    1,623,385    1,559,135

MARGINS AND OTHER DATA:
Gross margin (8)(9)  .. . . . . . . . . . .        84.3%        82.9%        80.0%        75.3%        73.7%
Operating margin (8)(10)  . . . . . . . . .        22.6%        24.5%        26.0%        19.6%        11.3%
Net margin (8)(11)  . . . . . . . . . . . .        20.7%        23.0%        24.3%        16.2%         7.8%
Cash dividends paid (4)  .. . . . . . . . .  $   64,238   $   53,759   $   17,755   $   19,310   $   18,514
Cash flows provided from operating           $  531,982
   activities                                             $  404,950   $  255,443   $  274,632   $  125,656
Depreciation and amortization.. . . . . . .  $  100,552   $   98,906   $   86,266   $   71,960   $   96,062
Additions to plant, property and equipment.  $  125,324   $   97,131   $   67,080   $   66,420   $  108,942
Average number of employees.. . . . . . . .       4,559        4,384        4,117        4,022        4,037

                                                YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------
                                     2002                2001               2000
                              ------------------  ------------------  ------------------
                               SALES    % TOTAL    SALES    % TOTAL    SALES    % TOTAL
                              --------  --------  --------  --------  --------  --------
                                            (U.S. dollars in millions)
PRODUCT SALES BY REGION:
Europe . . . . . . . . . . .  $  620.4     43.6%  $  542.2     43.4%  $  460.1     40.1%
North America. . . . . . . .     479.6     33.7      390.6     31.2      404.9     35.3
Latin America. . . . . . . .     109.2      7.7      130.9     10.5      113.6      9.9
Other regions. . . . . . . .     213.9     15.0      185.7     14.9      168.4     14.7
                              --------  --------  --------  --------  --------  --------
         Total product sales  $1,423.1    100.0%  $1,249.4    100.0%  $1,147.0    100.0%
                              ========  ========  ========  ========  ========  ========


                                                YEAR ENDED DECEMBER 31,
                                     2002                2001               2000
                              ------------------  ------------------  ------------------
                               SALES    % TOTAL    SALES    % TOTAL    SALES    % TOTAL
                              --------  --------  --------  --------  --------  --------
                                            (U.S. dollars in millions)
PRODUCT SALES BY THERAPEUTIC
AREA:
Reproductive Health:
   Gonal-F . . . . . . . . .  $  450.4     31.7%  $  410.5     32.9%  $  365.9     31.9%
   Metrodin HP . . . . . . .      50.1      3.5       67.1      5.4       96.1      8.4
   Other . . . . . . . . . .     121.4      8.5       96.7      7.7      130.3     11.3
                              --------  --------  --------  --------  --------  --------
         Total . . . . . . .     621.9     43.7      574.3     46.0      592.3     51.6

Neurology:
   Rebif . . . . . . . . . .     548.8     38.6      379.6     30.4      254.2     22.2

Growth and Metabolism:
   Saizen. . . . . . . . . .     124.0      8.7      107.3      8.6       90.0      7.8
   Serostim. . . . . . . . .      95.1      6.7      125.3     10.0      137.1     12.0
                              --------  --------  --------  --------  --------  --------
         Total . . . . . . .     219.1     15.4      232.6     18.6      227.1     19.8

Other products . . . . . . .      33.3      2.3       62.9      5.0       73.4      6.4
                              --------  --------  --------  --------  --------  --------
         Total product sales  $1,423.1    100.0%  $1,249.4    100.0%  $1,147.0    100.0%
                              ========  ========  ========  ========  ========  ========

---------------
(1) Basic and diluted per share data have been calculated net of treasury shares held on the following basis:

                                                    Year ended December 31,
                                   ----------------------------------------------------------
                                      2002        2001        2000        1999        1998
                                   ----------  ----------  ----------  ----------  ----------
             BASIC PER SHARE:
             Bearer shares. . . .  11,580,611  11,658,108  11,032,835  10,581,187  10,581,140
             Registered shares. .  11,013,040  11,013,040  11,013,040  11,013,040  11,013,040
             Equivalent bearer
               Shares . . . . . .  15,985,827  16,063,324  15,438,051  14,986,403  14,986,356
             DILUTED PER SHARE:
             Bearer shares  . . .   11,598,154  11,687,609  11,063,889  10,584,790  10,581,180
             Registered shares. .  11,013,040  11,013,040  11,013,040  11,013,040  11,013,040
             Equivalent bearer
             Shares . . . . . . .  16,003,370  16,092,825  15,469,105  14,990,006  14,986,396

(2) The portion of net income allocated to bearer and registered shares was $232,381 and $88,397, respectively, for the year ended December 31, 2002, $229,863 and $86,858, respectively, for the year ended December 31, 2001 and $215,139 and $85,901, respectively, for the year ended December 31, 2000. On a diluted basis, the portion of net income allocated to bearer shares and registered shares was $232,478 and $88,300, respectively, for the year ended December 31, 2002, $230,022 and $86,699, respectively, for the year ended December 31, 2001 and $215,311 and $85,729, respectively, for the year ended December 31, 2000.
(3) Per share data for American depositary shares is equal to one-fortieth of the amount shown for bearer shares.
(4) Dividends for any fiscal year are generally declared and paid in the following year, after approval at the annual shareholders' meeting. For fiscal year 1999, the share dividend paid by us in May 2000 and our related payment of Swiss withholding tax totaling $59.8 million on these new shares, as more fully described in Item 8 under the caption "Dividends and Dividend Policy," was accounted for in fiscal year 2000. However, we have complied with Topic 4-C of the SEC Staff Accounting Bulletins by restating our share capital to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.
(5) Supplemental per equivalent bearer share data have been calculated on the basis of that number of total equivalent bearer shares outstanding during the applicable period, as set forth in footnote (1) above. Per equivalent bearer share information assumes the conversion of all of our outstanding registered shares into bearer shares. We believe the per equivalent bearer share information may be useful to investors in analyzing our financial results on a per share basis. Because our bearer shares and registered shares have different dividend rights, we believe that per equivalent bearer share information should be considered in conjunction with our other reported per share data in order to obtain a clear understanding of our consolidated historical per share information.
(6)  Working capital means current assets less current liabilities.

(7) The portion of net income in accordance with U.S. GAAP allocated to bearer shares and registered shares was $202,968 and $77,208, respectively, for the year ended December 31, 2002, $211,537 and $79,933, respectively, for the year ended December 31, 2001 and $217,532 and $86,857, respectively, for the year ended December 31, 2000. On a diluted basis, the portion of net income allocated to bearer shares and registered shares was $203,053 and $77,123, respectively, for the year ended December 31, 2002, $211,684 and $79,786, respectively, for the year ended December 31, 2001 and $217,706 and $86,683, respectively, for the year ended December 31, 2000.
(8) These measures are not defined in IFRS or U.S. GAAP and should not be considered as an alternative to any IFRS and U.S. GAAP data. The method of calculating these measures may be different from methods used by other companies.
(9)  Gross margin means gross profit divided by product sales.
(10) Operating margin means operating income divided by total revenues.
(11) Net margin means net income divided by total revenues.

                                  RISK FACTORS

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. You should carefully consider each of the risks and uncertainties we describe below and all of the other information in this Annual Report before deciding to invest in our bearer shares or ADSs. The risks and uncertainties we describe below are not the only ones facing our company. Additional risks and uncertainties that we do not currently know or that we currently believe to be immaterial may also adversely affect our business.

       RISKS RELATED TO TECHNOLOGICAL CHANGE AND RESEARCH AND DEVELOPMENT

IF TECHNOLOGICAL CHANGE MAKES OUR PRODUCTS OBSOLETE, WE WILL NO LONGER BE ABLE TO SELL OUR PRODUCTS AND OUR REVENUES WILL DECLINE

     Pharmaceutical and biotechnology development is characterized by significant and rapid technological change. Research and discoveries by others, including developments of which we are not currently aware, may make our products and those from which we derive royalty income obsolete. If technological changes make our products obsolete, doctors will be less likely to prescribe our products, and sales of our products will be reduced. If sales of our products are reduced, our results of operations could be adversely affected.

IF WE ARE NOT ABLE TO DEVELOP AND REALIZE THE FULL MARKET POTENTIAL OF OUR CURRENT AND NEW PRODUCTS, WE MAY NOT BE ABLE TO MAINTAIN OUR CURRENT LEVEL OF SALES GROWTH AND OUR STOCK PRICE COULD DECLINE

     Our long-term growth will depend on our ability to realize the full market potential of our current products and to develop and commercialize new products. Successful biotechnology product development is highly uncertain and depends on numerous factors, many of which are beyond our control. We currently have over 30 post-discovery projects in preclinical or clinical development. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

     - products may be found to be ineffective or to have harmful side effects in preclinical or clinical testing. For example, in 2002 we discontinued clinical development of IFN-beta-1a for the treatment of rheumatoid arthritis due to evidence in a Phase II trial of patients with active rheumatoid arthritis who do not respond adequately to methotrexate, which suggested that IFN-beta-1a did not provide additional benefit over methotrexate;

     - we may not successfully complete clinical trials for our products within any specific time period, or at all, for a variety of reasons, such as our inability to attract a sufficient number of investigators, our inability to enroll and maintain a sufficient number of patients in the clinical trials and suspension of the trials by regulatory authorities;

     -    products may fail to receive necessary regulatory approvals; and

     - products may turn out to be uneconomical to commercialize because of manufacturing costs or other factors.

     These factors are important, not only with respect to new drugs, but also with respect to new indications for existing drugs, because we must obtain regulatory approval for each indication and market acceptance for various indications may vary. These factors may also lead to gaps in the product development pipeline and delays between the approval of one product and approval of the next new product.

POTENTIAL REGULATION OF THE USE OF BIOLOGICAL MATERIALS COULD MAKE PRODUCTION OF OUR PRODUCTS MORE EXPENSIVE

     We use biological materials, in particular animal materials, in the development and manufacture of our products. Some interest groups in the European Union and the United States are seeking to ban or regulate the use of animal materials generally, including their use in biotechnology products and for research and development. Although we are developing manufacturing processes for our major molecules that will be free of animal-derived components, we may not be successful in that development and we cannot be certain that regulatory authorities will approve the new processes. If a government bans or regulates our use of animal materials, we would incur additional costs that could make the production of our products less profitable or economically impractical.

                    RISKS RELATED TO OUR PRODUCTS AND MARKETS

IF WE ENCOUNTER PROBLEMS WITH ANY OF OUR KEY SUPPLIERS OR SERVICE PROVIDERS, WE COULD EXPERIENCE HIGHER COSTS OF SALES OR DELAYS IN OUR MANUFACTURING

     Other companies produce raw materials necessary for the manufacture of some of our products, as well as some of our products themselves. As a result, we are subject to the risk that some of the products we sell may have manufacturing defects that we cannot control. For example, we obtain Crinone exclusively from Columbia Laboratories. In April 2001, we announced a voluntary recall of batches of Crinone due to a manufacturing defect and suspended sales for the remainder of 2001 and the first part of 2002.

     In some cases, we cite our third party sources specifically in our drug applications with regulatory authorities and accordingly we must obtain those materials or products as specified. We also use subcontractors for certain services, and in some cases the subcontracts are with sole- or limited-source suppliers. For example, Owen Mumford is the exclusive provider of the injection device Rebiject for use with Rebif, our largest product. Our subcontractors, including Owen Mumford, may also be registered with the regulatory authorities, so we would have to obtain regulatory approval in order to use a different subcontractor. If such services were no longer available at a reasonable cost from those suppliers, we would need to find new subcontractors.

     If our suppliers experience manufacturing defects or if we have to find and register alternative raw material, product or service suppliers, we might experience significant delays in our ability to manufacture or sell our products and incur significant expense or fail to realize significant revenues.

WE FACE GROWING AND NEW COMPETITION THAT MAY REDUCE OUR LIKELIHOOD OF MARKET SUCCESS

     We operate in a highly competitive environment. This competition may become more intense as commercial applications for biotechnology products increase. Our principal competitors are pharmaceutical companies, pharmaceutical divisions of chemical companies and biotechnology companies.
Some of our competitors have greater clinical, research, regulatory, financial and marketing resources than we do and may be able to market competing products earlier than we do or market products with greater efficacy, fewer side effects or lower cost than ours. For example, in the field of multiple sclerosis treatment, Schering AG, a pharmaceutical company, and Biogen, a biotechnology company, each introduced beta interferon products to the market prior to our introduction of Rebif. Because of protections provided to Schering AG and Biogen under the U.S. Orphan Drug Act, we were not able to sell Rebif in the United States until March 2002. The 2002 roll-out by Teva Pharmaceuticals of its product Copaxone in Europe is an indication of increasing competition in the field of multiple sclerosis.

     Small biotechnology companies, academic institutions, governmental agencies and other public and private research organizations conduct a significant amount of research and development in the biotechnology field. These entities may seek patent protection and enter into licensing arrangements to collect royalties for the use of technology they have developed. We face competition in licensing activities from pharmaceutical companies, pharmaceutical divisions of chemical companies and biotechnology companies that also seek to acquire technologies from the same entities. If we are not able to compete effectively with these entities to acquire the technology we need to develop new products, we may not be able to maintain our current level of sales growth and our stock price could decline.

RESALE OF OUR BIOTECHNOLOGY PRODUCTS WITHIN THE EUROPEAN UNION MAY CAUSE OUR SALES AND GROSS PROFIT MARGIN TO DECLINE

     In an effort to create a single economic sphere and reduce barriers to the mobility of commercial products, the European Union has interpreted its competition and patent laws to permit the resale of various products, including biotechnology products. In 2002, $620.4 million (43.6%) of our sales were in Europe. Once we place our products in the stream of commerce in the European Union, we have limited ways of preventing third-party distributors from re-packaging, and then reselling, our products in any other country of the European Union. However, our prices vary across the European Union, principally as a function of different government policies regarding product pricing and reimbursement. Third-party distributors may purchase our products in markets within the European Union where our prices are lower, and then re-sell our products in countries where prices are higher. As a result, we face competition from third-party distributors that resell our products into these latter countries. We do not have the right to be the exclusive seller of our products within the European Union, nor do our patent rights protect us from third-party distributors re-selling our products in this manner. As a result, we cannot prevent a shift in sales to markets in which we realize lower unit sales prices for our products. If we sell a larger percentage of our products into these markets, our sales and gross profit margin will decline.

COMPETITION FROM NON-APPROVED USES AND GENERIC DRUGS COULD REDUCE OUR SALES
GROWTH

     We face competition from generic products and products sold for non-approved uses. For example, Serostim faces competition from drugs prescribed for non-approved indications. Physicians may prescribe anabolic steroids or competing human growth hormone products to treat AIDS wasting although, as indicated by their labeling, regulators have not approved these products for this indication. In addition, producers of generic products may receive approval for the sale of their drugs by relying on the registration files of products already granted regulatory approval. Competitors market a number of generic urine-derived follicle stimulating hormone, or FSH, products in competition with our urine-derived and recombinant FSH products. Because producers of generic products do not have to incur the costs necessary to go through the full drug development process to prove that their products are safe and effective for these indications, they can afford to sell their products at lower prices than products like ours which have gone through that process. It is possible that our products will lose market share to these alternative therapies and that therefore we may not be able to maintain our current level of sales growth and our stock price could decline.

SALES OF COUNTERFEIT PRODUCTS MAY DAMAGE OUR REPUTATION AND CAUSE CUSTOMERS TO LOSE FAITH IN OUR PRODUCTS

     As a manufacturer of biotechnology products, we are subject to the risk that third parties will attempt to create counterfeit versions of our products and sell the counterfeits as our products. For example, in January 2001 and again in May 2002, we announced that a counterfeit product was being sold as Serostim in the United States. Counterfeit products are not approved by regulatory authorities and may not be safe for use. If any counterfeit products are sold as ours, our reputation could suffer and patients could lose faith in our products. In addition, our products could be subject to recall in the event of counterfeit sales. If patients lose faith in our products or we are forced to recall any of our products as a result of the counterfeiting of those products, our sales could decline.

                     RISKS RELATED TO OUR SOURCES OF REVENUE

IF OUR SALES OF REBIF OR GONAL-F DECLINE, OUR PROFITABILITY WOULD BE REDUCED

     In 2002, Rebif, our recombinant beta interferon, accounted for 38.6% ($548.8 million) of our total sales. Rebif faces competition from Avonex and Betaseron, other recombinant beta interferon products, as well as from Copaxone (glatarimer acetate), another drug used in multiple sclerosis. Because our business is highly dependent on Rebif, a reduction in revenue from sales of Rebif would have a significant impact on our overall profitability.

     In 2002, Gonal-F, our recombinant follicle stimulating hormone, accounted for 31.7% ($450.4 million) of our total sales. Gonal-F faces competition from Puregon, another recombinant product, and a variety of other FSH products. Because our business is highly dependent on Gonal-F, a reduction in revenue from sales of Gonal-F would have a significant impact on our overall profitability.

OUR REVENUES ARE DEPENDENT ON REIMBURSEMENT FROM THIRD-PARTY PAYERS WHO COULD REDUCE THEIR REIMBURSEMENT RATES

     In most of our markets, sales of our products are or may be dependent, in part, on the availability of reimbursement from third-party payers. These payers include state and national governments, such as the health systems in many European Union countries and Medicaid programs in the United States, and private insurance plans. When a new product is approved, the reimbursement status and rate for the product is uncertain and must be negotiated with third-party payers in each European country, a process that can take up to several years. In addition reimbursement policies for existing products may change at any time. Changes in reimbursement rates or our failure to obtain and maintain reimbursement for our products may reduce the demand for, or the price of, our products and result in lower product sales or revenues. For example, in January 2003 the Federal Republic of Germany, Europe's largest pharmaceutical market, announced an across-the-board reduction of 6% in reimbursement rates for all pharmaceuticals, including our products.

     In certain markets, the pricing and reimbursement of our products are subject to government controls. In Europe, some third-party payers link the reimbursement price to maximum quantities of the product sold in a given year. Single payer medical insurance systems, which are predominant in Europe, are under increasing financial strain, which creates an incentive to decrease the amount that such systems will pay to reimburse the cost of drugs. In the United States, there have been, and we expect there will continue to be, a number of state and federal proposals that limit the amount that state or federal governments will pay to reimburse the cost of drugs, and we believe the increasing emphasis on managed care will put pressure on the price and usage of our products, which may impact product sales. For example, in 2001 and 2002 many states in the U.S. imposed prior authorization requirements for the purchase of certain drugs under Medicaid, including Serostim. Not all jurisdictions recognize the importance of infertility treatment and accordingly do not offer reimbursement coverage for such treatment. In addition, in some countries the extent of reimbursement may be affected by local public policy and ethical concerns about certain therapies, such as in vitro fertilization.

     Third-party insurance coverage may not be available to patients for products we discover and develop. If third-party payers do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be significantly reduced.

A SIGNIFICANT PERCENTAGE OF OUR NET INCOME IS DEPENDENT ON ROYALTY AND LICENSE PAYMENTS THAT ARE BEYOND OUR CONTROL

     We derive a significant percentage of our net income from royalty and license income. Our net royalty income was $78.3 million in 2002 and $76.4 million in 2001, relating primarily to royalties received from Biogen on its sales of Avonex, Organon on its sales of Puregon, Amgen (formerly Immunex) on its sales of Enbrel, and the divesture of a product that was not core to our business. In addition to ongoing royalty payments, we also receive periodic milestone payments and other revenues pursuant to contracts related to our intellectual property. Our receipt of these payments is largely dependent on the successful development and sale of products by other companies over which we have no control. In addition, some of these revenues are dependent on patents that may be invalidated or expire. If these parties are not successful at developing and selling their products or our underlying patents are no longer in force, our net income could decline.

OUR INVESTMENT INCOME IS UNPREDICTABLE AND THE VALUE OF OUR INVESTMENTS MAY DECLINE IN THE FUTURE

     We have significant cash and short-term investments on which we earn interest. In view of the relatively short-term nature of these investments, the interest income correlates closely to movements in interest rates. For example, short-term U.S. dollar interest rates fell by more than 26% in 2002 and were under 1.4% by the year end. As a result, in 2002, our net financial income ($36.5 million) was significantly lower than in 2001 ($51.4 million). The decrease in interest rates was by far the main reason for the decrease in net financial income. We cannot predict how interest rates will move in the future. If interest rates fall further or continue to stay low, our investment income may be reduced when compared to previous periods.

     In addition to cash and short-term investments, we have significant amounts invested in rated Eurobonds with maturities of up to three years. If we were required to sell these investments prior to maturity, we could realize gains or losses arising from movements in interest rates or changes in the credit quality of the bond issuer.

     We have a number of minority participations in listed and unlisted companies that are usually, but not always, related to collaborative agreements with the respective company. The value of the unlisted investments can be difficult to assess, and changes in the market value of the listed investments can have an impact on our income.

FOREIGN EXCHANGE FLUCTUATIONS COULD SIGNIFICANTLY IMPACT THE US DOLLAR VALUE OF OUR REVENUES AND EXPENSES

     Our operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries are reported in the relevant currency and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, our reported sales figures may differ substantially from our sales figures as measured in local currencies. For example, in 2002 our sales growth was 11.5% in local currencies, but 13.9% as reported in U.S. dollars. Due to this translation effect, the prevailing foreign exchange rate could cause our sales growth rates to not meet expectations. If our sales figures do not meet market expectations, our stock price could decline.

     Conversely, our reported expenses may also differ substantially from our expenses as measured in local currencies. For example, in 2002 our expenses growth was 15.2% as reported in U.S. dollars, but 11.7% in local currencies. Due to this translation effect, the prevailing foreign exchange rate could cause our net income growth rate to not meet expectations.

                      RISKS RELATED TO GOVERNMENT REGULATION

GOVERNMENTAL REGULATIONS MAY RESTRICT OUR ABILITY TO SELL OUR PRODUCTS, WHICH COULD RESULT IN A LOSS OF REVENUES AND A DECREASE IN OUR STOCK PRICE

     Our research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing, and sales and marketing are subject to extensive regulation by numerous governmental authorities, including authorities in the European Union and Switzerland, as well as governmental authorities in the United States, such as the Food and Drug Administration, or FDA. Our research and development activities are subject to laws regulating such things as laboratory practices and the use and disposal of potentially hazardous materials including radioactive compounds and infectious disease agents. We are also required to obtain and maintain regulatory approval to market products for approved indications in the European Union, the United States, Japan and other markets. Obtaining regulatory approval is a lengthy and complex process. For example, though we have obtained regulatory approval to sell Gonal-F in 88 countries including the United States and the countries of the European Union, in order to obtain regulatory approval to sell the product in Japan we have been required to conduct additional local clinical studies, which will delay potential registration of Gonal-F in this market. Even if we are able to obtain regulatory approval for our products, both our manufacturing processes and our marketed products are subject to continued review. Later discovery of previously unknown problems with the safety or efficacy of our products or manufacturing processes may result in restrictions on these products or processes, including withdrawal of the products from the market or suspension of our manufacturing operations. For example, in February 2003, the Committee on Safety of Medicines advised that Metrodin HP should no longer be used in the United Kingdom. The Committee based its advice on the precautionary principle that products manufactured from human urine sourced from a country with one or more cases of variant Creutzfeldt-Jakob Disease, or vCJD, should not be used whenever practicable. Metrodin HP was manufactured from urine sourced from Italy, and the withdrawal of Metrodin HP from the United Kingdom market was a precautionary measure following the confirmation of a case of vCJD in Italy.

PHARMACEUTICAL USAGE GUIDELINES MAY RECOMMEND LOWER USE OF OUR PRODUCTS

     If government agencies or other respected groups or organizations recommend reducing the use of one of our products, our sales of that product could drop and our revenues could be reduced. In addition, professional societies, practice management groups, private foundations and organizations involved in various diseases may also publish guidelines or recommendations to the health care and patient communities. These organizations may make recommendations that affect a patient's usage of certain therapies, drugs or procedures, including our products. Such decisions may also influence prescription guidelines for our products issued in other countries. Recommendations or guidelines that are followed by patients and health care providers could result in, among other things, decreased use of our products.

                       RISKS RELATED TO LEGAL UNCERTAINTY

IF WE ARE NOT ABLE TO DEFEND OUR INTELLECTUAL PROPERTY RIGHTS, WE MAY LOSE THE COMPETITIVE ADVANTAGE THEY GIVE US

     Our long-term success depends largely on our ability to market technologically competitive products. The patents and patent applications relating to our products and the technologies from which we derive license revenue may be challenged, invalidated or circumvented by third parties and might not protect us against competitors with similar products or technology. Any challenge to or invalidation or circumvention of patents related to products produced using licenses we have granted could affect our licensing revenues. If we are unable to prevent unauthorized third parties from using proprietary rights relating to our products, we will not be able to realize the full value of our research investment, and we will lose a source of competitive advantage. Even if our patents are not invalidated or circumvented, each of them will eventually expire.

     The competitive position of a number of our products is dependent on various patents. We believe that these patents discourage other companies from entering our markets. Certain of these patents also allow us to realize licensing revenue from competitors whose products would otherwise infringe these patents. If we cannot defend these patents, other companies could sell products that directly compete with our products.

     Moreover, the patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual issues. Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the European Union, the United States and other important markets. To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. As a result, it is difficult for us to assess the amount of protection our patents provide for our competitive position.

      We rely on trade secrets and trademarks to protect our technology, especially where we believe patent protection not to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our key employees, consultants, collaborators and contractors. These agreements may be breached, or we may have inadequate remedies for any breach, or our trade secrets or those of our collaborators or contractors may otherwise become known to or be discovered independently by competitors.

IF WE DO NOT HAVE ACCESS TO THE INTELLECTUAL PROPERTY WE NEED FOR OUR BUSINESS, OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS MAY BE LIMITED

     We are aware that others, including various universities and companies working in the biotechnology field, have filed patent applications and have been granted patents in the European Union, the United States and other jurisdictions claiming subject matter potentially useful or necessary to our business. Some of those patents and applications claim only specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the biotechnology industry. For example, Berlex Laboratories and Schering AG own three U.S. patents that they assert cover the recombinant manufacture of interferon beta. Following receipt of marketing approval in the United States for Rebif in March 2002, we filed a declaratory judgment action against Berlex and Schering AG in the U.S. District Court for the District of Massachusetts, asserting that Serono does not infringe Berlex's and Schering AG's patent rights related to the recombinant manufacture of human beta interferon. We settled this litigation and agreed to make a one-time payment to Berlex and pay Berlex royalties on our U.S. sales of Rebif in the United States for a limited period of time.

     Litigation and administrative proceedings, which could result in substantial costs to us, may be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. We have in the past been, are currently, and may in the future be involved in patent litigation. If we lose one of these proceedings, we may be required to obtain third-party licenses at a material cost or cease using the technology or product in dispute. If others have or obtain patents or proprietary rights with respect to products we currently are developing, we may not be able to continue to research and develop our products profitably. If we are unable to enforce our patents, we may lose competitive advantage or marketing revenue.

IF WE BECOME SUBJECT TO SIGNIFICANT LEGAL ACTION, WE MAY INCUR SUBSTANTIAL COSTS RELATED TO LITIGATION

     We participate in an industry that has been subject to significant product liability, intellectual property and other litigation. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims we generally maintain appropriate liability insurance coverage in amounts and with deductibles that we believe are consistent with industry practice. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for us to maintain adequate levels of insurance.

CHANGES IN TAX LAWS COULD ADVERSELY AFFECT OUR EARNINGS

     Changes in the tax laws of Switzerland, the United States or other countries in which we do significant business, as well as changes in our effective tax rate for the fiscal year caused by other factors, could affect our net income. During 2002, no major tax legislation was enacted that would materially impact our net income. It is not possible to predict the impact on our results of any tax legislation which may be enacted in the future.

             RISKS RELATED TO OUR SHARE PRICE AND CORPORATE CONTROL

OUR SHARE PRICE IS LIKELY TO BE VOLATILE AND MAY DECLINE

     The market price for our shares has been volatile and may continue to be volatile in the future. During 2002 and the first quarter of 2003, based on prices on the virt-X, our bearer share price ranged from CHF 562 to CHF 1537. During the same period, based on prices on the New York Stock Exchange, the price range for our ADSs ranged from $10.25 to $23.19. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the shares and may cause the price to decline:

     - a revenue shortfall, which, due to fixed near-term expenses, causes a period's results to be below expectations;

     - a short-term increase in expenses that is not matched by a corresponding increase in revenue;

     -    changes in wholesaler buying patterns;

     - publicity regarding our collaborations and actual or potential results relating to products and indications under development by us or our competitors;

     -    regulatory developments in the countries in which we operate;

     -    public concern as to the safety of our products;

     -    perceptions as to the prospects of our company;

     - perceptions as to the prospects of our competitors and the biotechnology industry in general;

     - changes in the exchange rate of the U.S. dollar against the euro and the Swiss franc; and

     -    period-to-period fluctuations in our financial results.

THE VALUE OF DIVIDENDS ON OUR ADSS WILL BE AFFECTED BY EXCHANGE RATES

     We declare and pay dividends on our bearer shares in Swiss francs.
Exchange rate fluctuations between the Swiss franc and the U.S. dollar will affect the U.S. dollar value of dividends that holders of our ADSs will receive.

OUR CONTROLLING SHAREHOLDERS MAY HAVE INTERESTS THAT ARE ADVERSE TO YOURS

     As of December 31, 2002, Bertarelli & Cie held 52.38% of our capital and 61.52% of our voting rights. Ernesto Bertarelli, our Vice Chairman, Managing Director and Chief Executive Officer, controls Bertarelli & Cie. In addition, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Spaeth own as individuals in the aggregate 7.13% of our capital and 9.91% of our voting rights. The members of the Bertarelli family may in the future, through open market purchases or otherwise, acquire additional shares. Ernesto Bertarelli, through his control of Bertarelli & Cie and his ownership of additional shares, currently controls the management of our company and the outcome of all actions requiring the approval of our shareholders. The interests of Ernesto Bertarelli and the Bertarelli family may conflict with the interests of our other investors, and you may not agree with the actions they take. For example, Mr. Bertarelli and the Bertarelli family have the combined voting power necessary to reject any offer to acquire us, even if the offer would be attractive to our other investors. In addition, Mr. Bertarelli and the Bertarelli family control enough votes that they can cause us to increase our share capital, change our corporate purposes and create shares with privileged voting rights. This could have the effect of diluting the voting rights and ownership of our other investors and of maintaining the control of Mr. Bertarelli and the Bertarelli family.

FUTURE SALES BY CURRENT SHAREHOLDERS COULD CAUSE THE PRICE OF OUR SHARES TO DECLINE

     If our existing shareholders sell a substantial number of our shares in the public market, the market price of our shares could fall. Subject to applicable Swiss law, United States federal securities laws and other applicable laws, the Bertarelli family may sell or distribute any and all of the shares owned by them. Sales or distributions by the Bertarelli family of substantial amounts of our capital stock, or the perception that such sales or distributions could occur, could adversely affect prevailing market prices for our shares. The Bertarelli family is not subject to any contractual obligation to retain its controlling interest.

IT MAY NOT BE POSSIBLE TO ENFORCE JUDGMENTS OF UNITED STATES COURTS AGAINST OUR DIRECTORS

     We are a Swiss stock corporation. None of our directors is a resident of the United States. In addition, a substantial portion of our assets and the assets of our board members are located outside the United States. As a result, it may not be possible to effect service of process within the United States on us or on our directors, or to enforce against them judgments obtained in the United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland.

OUR ACTUAL RESULTS MAY DIFFER FROM FORWARD-LOOKING STATEMENTS THAT WE MAKE IN THIS ANNUAL REPORT

     Many statements made in this Annual Report under Items 3, 4 and 5 and elsewhere are forward-looking statements relating to future events and/or future performance, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intends," "believes" or similar language. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors set forth in this "Risk Factors" section.

     We caution you that these forward-looking statements, which may deal with subjects such as our research and development plans, our marketing strategies, our planned regulatory approvals, our planned relationships with our research collaborators, the development of our business, the markets for our products, our anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. All forward-looking statements included in this document are based on information available to us on the date of this Annual Report, and we undertake no obligation to update these forward-looking statements to reflect events occurring after the date of this Annual Report. You should carefully consider the information set forth in this section in addition to the other information set forth in this Annual Report before deciding whether to invest in our bearer shares or ADSs.

ITEM 4.   INFORMATION ON THE COMPANY

OVERVIEW

     We are the third largest biotechnology company in the world based on 2002 total revenues of $1,546.5 million. Biotechnology companies use human genetic information to discover and manufacture therapeutic products for the treatment of human diseases. We currently focus on the niche markets of reproductive health, neurology, growth and metabolism, where we have established strong positions, and we expect to move into the psoriasis market in 2004. We have a global presence with operations in 45 countries, production facilities in six countries and sales in over 100 countries.

     As a biotechnology company, research and development are central to our efforts to grow our business. We currently employ approximately 1,400 research and development personnel, and in 2002 we spent $358.1 million on R&D. Our in-house R&D capabilities, which span a variety of disciplines, and our numerous external collaborations enhance our ability to introduce new compounds into development. In 2002, we enhanced our in-house genomics capabilities with the acquisition of Genset. We currently have over 30 post-discovery projects in preclinical or clinical development.

     We have integrated operations that allow us to manufacture and market the products we derive from our R&D efforts. The use of biotechnology techniques has allowed us to improve our manufacturing efficiency and helped us to increase our product gross margin to 84.3% in 2002 from 67.7% in 1995 and to increase our net margin to 20.7% of revenues in 2002 from 4.2% in 1995.

     Our 1,700 sales and marketing personnel sell our products primarily by targeting prescribing physicians in our highly specialized niche markets.

     We are a Swiss corporation, with our principal executive offices in Geneva. In May 2000, we changed the name of our holding company from Ares-Serono S.A. to Serono S.A. We were incorporated in 1987, and our bearer shares have been listed in Switzerland since that time. Our American depositary shares have been listed on the New York Stock Exchange since July 2000.

     Our principal offices are located at 15 bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland. Our telephone number is +41-22-739-3000. We have established a Website at www.serono.com. The information on our Website is not part of this Annual Report.

RECOMBINANT TECHNOLOGY

     We currently market six recombinant products-Gonal-F, Rebif, Saizen, Serostim, Luveris and Ovidrel-and we are continuing to transition our existing urine-derived products to recombinant products. Recombinant DNA technology gives us a more efficient, less expensive and more consistent method of producing commercial quantities of proteins.

     Proteins are important components of human cells and have various biological functions, and some proteins have been developed as therapeutics. Historically, we obtained proteins relevant to our therapeutic areas by extracting them from natural sources, such as human urine or pituitary tissue, and then purifying them. These processes have presented several challenges in terms of identifying suitable sources and economically collecting a sufficient amount of the raw materials for production.

     Using recombinant technology, we now clone, or copy, the human gene containing instructions for the synthesis of a protein product and transfer it to a host cell. We then induce the host cell to produce commercial quantities of that protein. When using recombinant technology to produce pharmaceuticals, the choice of host cell is important. Recombinant DNA technology can be used to transfer genetic information into bacterial, yeast, mammalian or other cell types. If bacterial, yeast and certain other cells are used for recombinant drug production, certain complex protein molecules may not be able to be produced in their natural forms, rendering the molecules unstable, or biologically less active or even inactive. However, mammalian host cells can produce molecules as they are made in the natural environment. All of our recombinant products are currently produced using mammalian cell technology.

     Recombinant technology allows us to solve many of the problems associated with production of complex pharmaceuticals through extraction from natural sources. Because of the nature of recombinant production, we can closely control the quality and purity of the products and more easily achieve batch-to-batch consistency. In addition, we are not as dependent on difficult-to-organize raw material supply chains, so we are able to more quickly respond to changes in market demand for our products.

REPRODUCTIVE HEALTH

     We are the global market leader in the treatment of human infertility and have a broad offering of products in the field. The World Health Organization estimates that eight to 12 percent of all couples experience some form of infertility problem during their reproductive lives. We estimate that sales of our products currently account for more than 55% of the approximately $1 billion global gonadotropin market and sales of Gonal-F currently account for about 58% of the approximately $780 million global recombinant FSH market.

     Human infertility is often caused by an insufficiency of gonadotropins, which are hormones that are synthesized and secreted by the pituitary gland and act on the sex organs to produce sex hormones and sperm or ova. In women, the maturation of ova in the ovary and subsequent maintenance of pregnancy depend on three main gonadotropins: follicle stimulating hormone, or FSH, luteinizing hormone, or LH, and human chorionic gonadotropin, or hCG. In a normal menstrual cycle, the hypothalamus produces luteinizing hormone-releasing hormone, or LHRH, which controls the release of FSH and LH. FSH stimulates the ovaries to produce estrogen, allowing the formation of a mature, egg-containing follicle in the first half of the cycle. The mid-cycle LH surge induces ovulation, resulting in the formation of the corpus luteum, which is the structure responsible for producing progesterone and estrogen, the hormones that, upon the occurrence of pregnancy, support the uterine lining so menstruation does not occur. After conception occurs, hCG is released to ensure that the corpus luteum continues to produce progesterone to maintain the pregnancy. In men, FSH stimulates the production of sperm, and LH stimulates the production of sperm and testosterone.

     Traditional urine-based infertility treatments, such as Pergonal, Metrodin HP and Profasi, rely on gonadotropins extracted from human urine. Older gonadotropin preparations typically contain less than 5% of the active hormone, with the majority of the remaining preparation made up of other proteins. Because these treatments contain a limited amount of active hormone and because the production and purity of the product are subject to greater variation than those of recombinant products, these traditional treatments may be less advantageous to patients than recombinant gonadotropins. In addition, some of the urine-derived gonadotropin preparations have to be given by intramuscular injection, which can be painful and limits patients' ability to administer the products themselves.

     Our goal in the reproductive health area is to offer a complete line of fertility products. With Gonal-F, Ovidrel and Luveris, we are implementing our strategy of replacing our urine-derived reproductive health products with recombinant versions. An historical analysis of pregnancy success rates demonstrated that use of recombinant FSH products like Gonal-F leads to successful pregnancies more often than use of urine-derived gonadotropins. We plan to cease production at all of our urine-derived production facilities in the first half of 2003, though we expect to continue to sell our inventory of these products during the next couple of years.

                          INFERTILITY TREATMENT PROCESS

     1.   Medical work-up

     2.   Pituitary down-regulation-Cetrotide

     3.   Ovarian stimulation-Gonal-F, Metrodin HP, Pergonal, Luveris

     4.   Follicular maturation-Profasi, Ovidrel

     5.   Ovum pick-up

     6.   Embryo Implantation-LIF (in development)

     7.   Luteal phase support-Crinone

     8. Diagnosis of pregnancy and monitoring - oxytocin receptor antagonist, prostanoid FP receptor antagonist (in development to prevent premature labor)

     In vitro fertilization and other fertility treatments involve multiple treatment and laboratory steps. We regard each step in a treatment process as an opportunity to provide patients with products to optimize their fertility treatment. Historically, we have sold drugs for ovarian stimulation and follicular maturation. We now have additional products, product candidates and collaborations that we believe will help us contribute therapies throughout the infertility treatment process, as depicted above. As a result, we will be able to assist patients at multiple stages in this process.

     RECOMBINANT PRODUCTS

     Sales of our recombinant products have grown in recent years and currently stand at over 79.4% of our total gonadotropin sales worldwide. We believe that use of recombinant products has increased due to the greater efficacy of recombinant products and the superior tolerance of the products by patients. These products are administered subcutaneously - just under the skin - using a small needle, which is a significant advantage over urine-derived products that must be given through more painful intramuscular injection. We are continuing to encourage the switch to recombinant products, because we believe them to be superior and we are able to produce them at higher margins than urine-derived products. With Gonal-F, Ovidrel and Luveris, we are the only company that offers a totally recombinant gonadotropin portfolio.

     Gonal-F

     Gonal-F, the first recombinant drug developed for the treatment of infertility to receive marketing approval anywhere in the world, is a human FSH. Gonal-F is the global market leader, having been approved for use throughout the European Union and in the United States. It is indicated for the treatment of patients suffering from ovulation disorders. Gonal-F also stimulates the development of multiple follicles in women being treated with assisted reproductive technologies, such as in vitro fertilization, in which eggs are extracted from a woman's body, fertilized and then inserted in the womb. A multi-dose formulation of Gonal-F is approved in the European Union and United States, and Gonal-F is also approved in the European Union, the United States and other countries for treating a form of male infertility. In 2002, Gonal-F was our second largest selling product, accounting for $450.4 million (31.7%) of total product sales.

     A recent peer-reviewed analysis of historical data demonstrated that women using recombinant FSH during assisted reproductive technologies more often became pregnant than those using urine-derived gonadotropins, including highly purified FSH. Additionally, several randomized studies designed to compare Gonal-F to urine-derived gonadotropins have shown that Gonal-F is more effective in increasing the number of follicles and embryos obtained during treatment with assisted reproductive technologies. Based on the latter studies, the European Commission permitted the labeling of Gonal-F to be amended to include a statement that it is more effective than urine-derived FSH preparations.

     In order to control product variability, we have developed a highly controlled manufacturing process for Gonal-F. This manufacturing process allows us to produce recombinant human FSH with a highly consistent isoform profile. Furthermore, we have now identified a new more precise physico-chemical method to determine the potency of the product. As a result, Gonal-F is now filled-by-mass (i.e., protein weight). By doing so, we eliminate the intrinsic variability of the rat bioassay and ensure high batch-to-batch and vial-to-vial consistency of r-hFSH content.

     Ovidrel

     Our recombinant hCG, which we market as Ovidrel in the United States and Ovitrelle in the European Union, is used to induce final maturation of ovarian follicles and to trigger ovulation. Prior to the development of recombinant technology, we had to extract this hormone from the urine of pregnant women, which limited the commercial feasibility of producing hCG. In addition, recombinant hCG is better tolerated by patients and can be administered through subcutaneous injection, a significant patient advantage over earlier urine-derived products, which had to be given by intramuscular injection. We received regulatory approval of Ovidrel in the United States in the fourth quarter of 2000 and in the European Union in the first quarter of 2001. We began selling Ovidrel in the United States in the first quarter of 2001 and in the European Union in the fourth quarter of 2001.

     Luveris

     Luveris is the first product ever developed in which LH is available as a stand-alone hormone. Luveris provides a pure source of recombinant LH for the small population of patients that have a deficiency of both LH and FSH and therefore require treatment with both hormones to achieve pregnancy. We received regulatory approval of Luveris in the European Union in the fourth quarter of 2000 and began rollout of the product in mid-2001. We submitted Phase III clinical data from an additional trial to the U.S. FDA in 2001.

     URINE-DERIVED PRODUCTS

     We plan to cease production of our urine-derived reproductive health products in the first half of 2003, though we expect to continue to sell our existing inventories of the products in the near term.

     Metrodin HP

     Metrodin HP, marketed in the United States as Fertinex, is a highly purified preparation of FSH extracted from the urine of post-menopausal women. Metrodin HP contains 95% FSH, a much higher percentage than first generation gonadotropin preparations. Due to its high purity, Metrodin HP can be administered by subcutaneous injection, a significant patient advantage over earlier urine-derived products, which had to be given by more painful intramuscular injection. Metrodin HP is used for many of the same indications as Gonal-F, which is replacing Metrodin HP. In 2002, Metrodin HP was our fifth largest product, accounting for $50.1 million (3.5%) of total product sales.

     Pergonal

     Pergonal is a preparation of FSH and LH for intramuscular injection extracted from the urine of post-menopausal women. It is indicated for use in inducing ovarian follicular growth in infertile women who have difficulty ovulating. In addition, it may be used to stimulate the development of multiple follicles in patients having treatment with assisted reproductive technologies. Pergonal, when administered to men at the same time as hCG, is indicated for the stimulation of sperm formation in patients who have a form of male infertility. In 2002, Pergonal accounted for $46.0 million (3.2%) of total product sales.

     Profasi

     Profasi consists of hCG derived from the urine of pregnant women. It is a hormone produced by the human placenta and acts in a manner similar to LH. A monthly surge in the production of LH is responsible for ovulation. The hCG contained in Profasi provokes ovulation in a way similar to the way LH does in a natural monthly menstrual cycle. Profasi is given to women to induce final follicular maturation and trigger ovulation, once follicular development has been achieved by treatment with products such as Gonal-F, Metrodin HP or Pergonal. Profasi is administered to men with certain types of infertility to enhance the production of testosterone, a hormone essential in the development of sperm. It is also indicated for the support of luteal function in women with certain fertility disorders. Profasi is used for many of the same indications as Ovidrel, which is replacing Profasi. In 2002, Profasi accounted for $19.8 million (1.4%) of total product sales.

     OTHER PRODUCTS

     Crinone

     Crinone is a progesterone product with an advanced delivery technology that permits it to be self-administered as a vaginal gel. Progesterone is a hormone that is required to prepare the lining of the uterus for the implantation of a fertilized egg and for the maintenance of pregnancy. The gel is used in connection with certain assisted reproductive technologies, including in vitro fertilization. Crinone is associated with high clinical pregnancy rates and is convenient for patients, because it is user friendly and does not require painful intramuscular injections. It is the only progesterone product with marketing authorization for infertility treatment in Germany and the United Kingdom. In July 1999, we acquired exclusive worldwide marketing rights to Crinone, which we license from Columbia Laboratories. Pursuant to this license, Columbia Laboratories supplies Crinone to us for resale. The agreement will be in effect for seven more years, after which it is renewable for additional five-year terms. In April 2001, we withdrew Crinone from the market due to a manufacturing defect. In March 2002, we relaunched Crinone in the United States and reintroduced Crinone in other worldwide markets later in 2002. As a result of the recall, sales of Crinone in 2002 were $10.9 million. As a part of our settlement of litigation with Columbia Laboratories related to the recall, we amended our marketing agreement for Crinone. Under the amended agreement, we will continue to market Crinone outside the United States and to reproductive endocrinologists, obstetricians and gynecologists who prescribe injectable gonadotropins in the United States, and Columbia Laboratories will market a second brand of its product to other obstetricians and gynecologists in the United States in exchange for royalty payments to us.

     Cetrotide

     Cetrotide is the first LHRH antagonist in the world to be approved for the prevention of the LH surge, which is desirable in assisted reproductive technologies. Treatment with Cetrotide is generally more practical than treatment with LHRH agonists, which involves prolonged therapy to achieve pituitary down-regulation. We market Cetrotide under an agreement with Zentaris (formerly Asta Medica) which gives us the right to market, distribute and sell Cetrotide worldwide, with the exception of Japan. The agreement has a remaining term of two years and is renewable for one additional five-year term and for additional three-year terms thereafter. We currently market Cetrotide in more than 70 countries. Sales of Cetrotide were $18.4 million in 2002.

     PRODUCT PIPELINE

     Our pipeline of reproductive health products includes improvements in the user-friendliness of Gonal-F, such as microencapsulated r-FSH. In addition, in the first half of 2003 we expect to start a Phase II trial with recombinant human Leukemia Inhibitory Factor, or LIF, and we have ongoing preclinical trials on an oxytocin receptor antagonist and a prostanoid FP receptor antagonist, other potential drugs relevant to the treatment of infertility.

     Gonal-F

     We are currently consolidating our worldwide labeling for Gonal-F by seeking to register it in additional jurisdictions or for additional indications in jurisdictions where we already have approval. We have successfully completed one Phase I clinical trial with males and two additional Phase I clinical trials in females are ongoing with Gonal-F microencapsulated using the Alkermes delivery system. We have begun preparations for a Phase II study. In addition, we are engaged in other potential improvements to Gonal-F.

     Anastrozole

     We have recently entered into a Phase II trial with anastrozole, which we licensed for development from AstraZeneca in July 2002, for ovulation induction and improvement of follicular development. Because of its characteristics, we hope it will have benefits over currently available treatments, both in terms of efficacy and having fewer side effects.

     Leukemia Inhibitory Factor

     We are developing the recombinant protein LIF to improve embryo implantation during assisted reproduction. In January 2000, we signed an exclusive agreement with Amrad with a view to developing a novel treatment to address implantation failure. Under the terms of the agreement, Amrad has licensed to us certain patent rights and technology pertaining to LIF and has agreed to supply us with pharmaceutical grade recombinant human LIF. In 2002, we completed a clinical trial of r-hLIF in 59 patients with a history of recurrent embryo implantation failures. We expect to initiate a Phase II clinical trial in the first half of 2003.

     Oxytocin Receptor Antagonist

     We are developing a low molecular weight oxytocin receptor antagonist with potential as a treatment for premature labor.

     Prostanoid FP Receptor Antagonist

     We are developing a prostanoid FP receptor antagonist with potential as a treatment for premature labor.

NEUROLOGY

     Multiple sclerosis, or MS, is a chronic and often progressive debilitating disease of the central nervous system that primarily affects young adults. It is an autoimmune disease in which the body's immune system reacts against its own cells, thereby destroying the myelin sheath that protects the axons in the central nervous system. Damage to the myelin sheath impedes the normal transmission of nervous impulses. These interruptions of transmission cause motor and sensory difficulties. The progress of the disease is highly variable. However, in its most severe forms, MS leads to rapidly progressive disability and death.

     Over one-half of the world's estimated one million people with MS suffer from the relapsing-remitting form of this disease, or RRMS, and nearly 80% of all MS cases start with RRMS. RRMS patients suffer from relapses or exacerbations, which are unpredictable occurrences of new symptoms or worsening of old symptoms punctuated by remissions. In the majority of cases patients progress from RRMS into secondary progressive MS, or SPMS, as they start to accumulate disability. In the early stages of SPMS patients continue to have relapses and are sometimes described as having relapsing MS, or RMS. Additionally patients in the early stages of the disease, prior to a diagnosis of RRMS, may sometimes be classified as having RMS.

     We estimate that the treatment of MS with disease modifying drugs was an approximately $2.9 billion global market in 2002, based on publicly reported sales data for our product and three competing products.

Rebif

     Rebif is a recombinant interferon beta-1a that helps strengthen the body's immune system. It is identical to the interferon beta that the human body produces in response to viral infection. Interferons fight viruses, inhibit cell multiplication and regulate the activity of the immune system. Because of their complex effects on the immune system, interferons have important therapeutic potential in a wide range of indications.

     We developed Rebif for the treatment of MS, and we currently manufacture and market it for use in the RRMS and RMS indications. In 2002, Rebif was our largest selling product, accounting for $548.8 million (38.6%) of total product sales. We began marketing Rebif in the United States in March 2002. At the end of 2002, over 13,000 patients were being treated with Rebif in the United States, and our estimated market share in terms of dollar-value of sales was about 5% for the whole year.

     In November 1998, we published the results of the Prevention of Relapses and Disability with Interferon beta-1a Subcutaneously in Multiple Sclerosis, or PRISMS, study in the Lancet. The study showed that Rebif is the first therapeutic agent to demonstrate efficacy on all major endpoints in RRMS. In this study, 560 patients were given one of two doses of Rebif or a placebo. The results of the trial showed that Rebif reduces the number of relapses experienced by patients and delays the rate at which patients become disabled. In addition brain scans showed that the number of multiple sclerosis lesions is reduced by Rebif.

     In June 2001, four year data from the study were published in Neurology and showed that the higher of the two doses tested (44 mcg three times per week) was associated with better efficacy than the lower dose (22 mcg three times per week). In the first quarter of 2001, the European Union granted marketing approval for the highest available dose of Rebif as a first line therapy for patients with RRMS.

     This research has since been followed by the publication of the Secondary Progressive Efficacy Clinical Trial of Rebif in MS, or SPECTRIMS study, in the June 2001 issue of Neurology. This study suggests that the rate of progression of disability in patients is reduced if Rebif is administered in the early stages of secondary progressive multiple sclerosis as opposed to later stages of the disease.

     During the second quarter of 2001, we completed a study involving 677 patients in a head-to-head trial comparing the high dose of Rebif with the standard dose of our competitor's product, Avonex. The Evidence for Interferon Dose-effect: European-North American Comparative Efficacy Study, or EVIDENCE, marks the largest prospective comparative study of two disease-modifying drugs in MS. The study sought to demonstrate the clinical benefit of Rebif over Avonex based on pre-defined FDA-approved endpoints. We conducted the study with the concurrence of the FDA regarding its design, primary and secondary endpoints and the prospectively defined statistical analysis plan. The study showed that 32% fewer patients treated with Rebif had relapses compared to patients treated with Avonex during a six-month treatment period. The results of this trial, which were positive for Rebif, were submitted to the FDA. In March 2002, the FDA approved Rebif on the basis that it had been shown to be clinically superior in the reduction of exacerbations at 24 weeks. 48-week data from the EVIDENCE study showed that 62% of patients who received Rebif did not have a relapse compared to 52% of Avonex-treated patients. Rebif patients had a 19% relative increase in remaining free of relapses over the 48 weeks compared to Avonex patients. The comparative figure during the first 24 weeks was also 19% in favor of Rebif. Rebif patients also had a 30% reduction in the rate of occurrence of first relapse during 48 weeks relative to Avonex patients. The 12-month data from the EVIDENCE study, which showed the superiority of Rebif 44 mcg 3 times per week over Avonex 30 mcg once per week in reducing exacerbations, were published in the November 2002 issue of Neurology.

     We have registered Rebif for the treatment of MS in 102 countries, including the United States, Canada, Australia and all of the countries of the European Union.

     LICENSING ARRANGEMENTS

We seek to expand our neurology franchise though selected licensing arrangements.

     Novantrone

     In December 2002, we completed a license and commercialization agreement with Amgen, pursuant to which we acquired the rights to sell the MS and chemotherapy drug Novantrone in the United States. Novantrone is a topoisomerase II inhibitor, which acts by inhibiting DNA replication in dividing cells. The drug is approved in the United States for secondary progressive, progressive relapsing and worsening relapsing-remitting MS and for certain forms of cancer. In March 2003, we entered into an agreement with OSI Pharmaceuticals pursuant to which OSI will market and promote Novantrone in the United States for its approved oncology indications. Novantrone had U.S. sales of approximately $80 million in 2002.

PRODUCT PIPELINE

     Our product pipeline in the field of neurology includes projects targeted toward improving the delivery of Rebif and discovery projects seeking new approaches to the treatment of MS.

     Cladribine

     In October 2002, we entered into a worldwide agreement with IVAX to develop and commercialize IVAX's product, cladribine, as potentially the first orally effective disease modifying treatment for MS. Cladribine is a purine-analogue that disrupts the proliferation of certain white blood-cells, including monocytes and lymphocytes, which are involved in the pathological process of MS. Data from earlier trials suggest that intravenous cladribine may be effective in certain MS patients. We plan to work with IVAX to establish an oral formulation of cladribine and then initiate a Phase I clinical trial in 2003.

     IFNAR-2

     In December 2002, we announced that we had successfully completed a Phase I trial with IFNAR-2, the soluble receptor for Type I interferons, including Rebif. IFNAR-2 prolongs the half-life of interferon beta in the bloodstream, which could allow us to administer Rebif less frequently to patients, thereby significantly improving patient convenience and compliance.

     Breaker Peptide

     In May 1999, we entered into an agreement with Axonyx Inc. to license technology relating to peptides having potential to treat diseases associated with accumulations of abnormal forms of proteins, such as Alzheimer's Disease and prion diseases. Under the terms of the agreement we will have exclusive rights to develop and commercialize drug candidates that emerge from this program, which could involve payments to Axonyx of up to $22.5 million, plus royalties on sales of resulting drugs. We have identified a peptide inhibitor of amyloid plaque formation as a potential treatment for Alzheimer's disease and initiated a Phase I clinical of this peptide in March 2003.

GROWTH AND METABOLISM

     Human growth hormone is used in the treatment of growth-related disorders in children and AIDS wasting and growth hormone deficiency in adults. We estimate that the worldwide human growth hormone market generated approximately $1.7 billion in sales in 2002, based on publicly reported sales data for our two products and five competing products.

     GROWTH

     Children may experience growth retardation as a result of a variety of conditions. These include growth hormone deficiency, Turner's syndrome, a genetic disease that affects girls, and chronic renal failure. Growth hormone deficiency is associated with abnormally low levels of pituitary growth hormone.

     Saizen

     Saizen is recombinant human growth hormone. We introduced Saizen in 1989, and it is now registered in 81 countries for the treatment of growth hormone deficiency in children. It is also registered in 71 countries for treatment of Turner's syndrome and in 36 countries for treatment of children with growth failure associated with chronic renal failure. We have successfully completed the Mutual Recognition Procedure in Europe for the use of Saizen in the treatment of adult growth hormone deficiency, a condition caused by a reduction in the secretion of growth hormone from the pituitary gland. The use of Saizen as a treatment for adult growth hormone deficiency has been approved in 24 countries. In 2002, Saizen was our third largest selling product, accounting for $124.0 million (8.7%) of total product sales.

     Saizen's main presentation, 8 mg click.easy, is available in a freeze-dried formulation that is stable at room temperature before reconstitution, and is therefore more easily stored and more convenient for patients than some competing drugs. Because growth retardation primarily affects children and requires long-term treatment with daily injections, delivery systems are a key differentiator among competing products. Saizen is delivered by two innovative delivery devices: one.click (autoinjector) and cool.click (needle-free). One.click enables the needle to be introduced automatically under the skin, significantly reducing the pain of injection. We launched one.click in Europe in the third quarter of 2001. Cool.click is a needle-free delivery system and was the first needle-free device to be launched in the United States for use with human growth hormone. We launched cool.click in the United States in September 2000 and in Europe in the third quarter of 2002, and we are currently rolling it out worldwide.

     In October 2000, we expanded our agreement with Bioject to give us the right to use Bioject's Vitajet 3 needle-free injection system, which is the basis for cool.click, in all current and future human growth hormone products and indications worldwide. The products include both Saizen and Serostim. In addition, we obtained exclusive options to use all new technologies developed by Bioject for the delivery of human growth hormone.

     METABOLISM

     AIDS wasting is defined by the U.S. Centers for Disease Control as involving the loss of 10% or more of the usual body weight of a person with HIV infection. AIDS wasting is associated with decreased survival in AIDS patients. It is believed to be caused by a disturbance in the patient's metabolism that interferes with the body's effective use of nutrients. This metabolic disturbance causes the body to break down vital organ and muscle tissue, known as lean body mass, to generate energy while at the same time conserving fat. AIDS wasting is a metabolic condition that is independent of the level of the HIV virus. Clinical data have shown that without critical lean body mass, HIV patients get sick more often and may not live as long as those who are not losing lean body mass.

     Conventional treatments for AIDS wasting, such as appetite stimulants, generally do not help patients regain lean body mass, because they do not treat the underlying metabolic cause of AIDS wasting. Though protease inhibitors, which are used in the treatment of AIDS, can cause patients to gain weight, studies show that a significant percentage of patients on optimal protease inhibitor therapy still suffer from wasting.

     Serostim

     Serostim is our high-dose recombinant human growth hormone formulation which is approved for the treatment of AIDS wasting in the U.S., Japan and 11 other countries. In 2002, Serostim was our fourth largest selling product, accounting for $95.1 million (6.7%) of total product sales. Due to continuing reimbursement restrictions and other issues currently under investigation in the United States, we believe that Serostim sales during 2003 may decline.

     Serostim reverses the underlying metabolic disturbance that occurs in AIDS wasting through its protein building and protein sparing activity, which promotes a significant increase in patient lean body mass and weight. It remains the only available product with these effects whose safety and efficacy for treating AIDS wasting has been proven in a double-blind, placebo-controlled setting. In 2002, we obtained the results of a study of over 750 patients that confirmed that Serostim improved physical performance, increased lean body mass and decreased truncal fat.

     Serostim is also the first and only biotechnology-derived drug approved for AIDS wasting by the FDA, which has granted Serostim orphan drug status, and therefore marketing exclusivity, in the United States until August 2003. The European Union has granted Serostim orphan drug status through September 2010. In June 2001, we filed an application for marketing approval of Serostim in the European Union. During 2001, we received FDA clearance for a needle-free device, SeroJet, to deliver Serostim. SeroJet was developed in partnership with Bioject under the exclusive licensing agreement we entered into in October 2000. We launched SeroJet in the United States in February 2002.

     PRODUCT PIPELINE

     HIV-Associated Adipose Redistribution Syndrome, or HARS, is an abnormal accumulation of truncal adipose tissue (including visceral fat) in people infected with HIV. It is a rare condition and is a subset of abnormal disorders of fat distribution and altered metabolism often called HIV-related lipodystrophy. In a 228-patient, double-blind, placebo-controlled study in this indication, Serostim therapy significantly reduced visceral adipose tissue, truncal fat and dyslipidemia. We filed for Orphan Drug Status in this indication in the United States in February 2003.

     In December 2002, we commenced a Phase I clinical trial on pegylated growth hormone releasing factor, which has the potential to treat conditions related to growth hormone deficiency.

PSORIASIS

     In addition to strengthening our existing core therapeutic areas, our strategy is to expand our product offerings into new niche markets. As part of that strategy, in August 2002, we entered into an agreement with Genentech to develop and market a psoriasis drug called Raptiva. Under our agreement, we have the exclusive license to develop and market Raptiva worldwide, except in the United States and Japan. We will also collaborate with Genentech and its U.S. partner Xoma (US) on co-developing other indications for Raptiva.

     Psoriasis is a chronic autoimmune disease that affects approximately 7.2 million people in Europe and approximately 4.5 million people in the United States. It is characterized by the abnormal growth of new skin cells, resulting in thick, red, scaly, inflamed patches. Psoriasis can be limited to a few spots or involve extensive areas of the body. While some current treatments for psoriasis may help control the symptoms of the disease, their benefits are not long-lasting and they may be associated with serious side-effects. There is no known cure for the disease.

     Raptiva

     Raptiva is a humanized monoclonal antibody designed to inhibit three key inflammatory processes in the series of events that are associated with psoriasis. It is administered subcutaneously once per week. We filed an application for approval of Raptiva for moderate to severe psoriasis in Europe in February 2003. We also filed in Switzerland and Norway in the first quarter of 2003, and expect to file for further approval in other countries late in 2003 and in 2004 in the territory countries covered by our agreement. Genentech and Xoma filed a Biologics License Application with the U.S. FDA for approval of Raptiva in psoriasis in December 2002.

     TBP-1

     TBP-1 is an inhibitor of tumor necrosis factor alpha, which is a cytokine that can cause irreversible damage to organs when secreted in excessive amounts by people with inflammatory and other diseases. We have completed several Phase I and early Phase II trials of TBP-1. Further Phase II trials are ongoing in psoriasis.

     IL-18bp

     In 2002, we completed Phase I studies of Interleukin-18 binding protein, or IL-18bp, a potential treatment for psoriasis. We plan to initiate a Phase II study in this indication in the second half of 2003.

RESEARCH AND DEVELOPMENT

     Research and development is vital to our ability to continue to grow our business. We employ approximately 1,400 research and development personnel, and our R&D expenses were 23.2% of our total revenues in 2002. R&D efforts are spearheaded by our scientists at the Serono Pharmaceutical Research Institute in Geneva, Serono Reproductive Biology Institute in Boston, Genset in Evry, France and Istituto di Ricerca Cesare Serono and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy, with important contributions provided under collaborative arrangements with other biotechnology companies and institutions, particularly the Weizmann Institute of Science in Israel. Our discovery group at the Serono Pharmaceutical Research Institute focuses on drug discovery in neurological diseases like MS, autoimmune diseases and wasting. The Serono Reproductive Biology Institute concentrates on reproductive health and related clinical indications. Genset focuses on genomics research. During 2000, 2001 and 2002, we spent $263.2 million, $308.6 million and $358.1 million, respectively, on research and development.

     As a leader in the field, we are committed to taking full advantage of the opportunities presented by biotechnology. We have concentrated on establishing state-of-the-art skills in those technologies that will significantly enhance our ability to deliver innovative products to specialist markets. Our R&D efforts are focused on two primary goals:

     - pursuing drug discovery efforts that may lead to products in new therapeutic areas; and

     - strengthening our key therapeutic areas through new products and line extensions.

     An integral part of our research and development programs is the development of more patient-friendly drug delivery systems. Because most of our products must be injected under the skin, we believe easier and less painful drug delivery systems will promote patient compliance and product loyalty.

     PURSUING DRUG DISCOVERY

     We are actively seeking new therapies for new indications. Our molecular biologists are using DNA sequencing and identification technologies to identify new drug targets in the human genome. We can monitor the genes expressed in a cell at a particular time by integrating data from gene chips, gene filters and serial analysis of gene expression. Working with clinical groups around the world, we are able to use our data to identify how genes are expressed in connection with different diseases. By understanding how genes are expressed in connection with different diseases, we identify points of intervention at which molecules may alter the progression and development of the diseases. We then determine whether the point of intervention would be best addressed through the use of protein therapeutics or therapies using smaller molecules.

     Advances in chemistry, screening technology and robotics allow us to rapidly test a multitude of compounds to see if any one of the compounds may be used to treat a given disease process. We use high throughput screening and combinatorial chemistry techniques to try to identify small molecules that may have beneficial therapeutic effects on targeted disease processes.

     High throughput screening is a technique for quickly screening many possible treatments for a specified condition. The process starts by selecting a type of cell that will react in accordance with a specified disease process. To do this we often genetically modify cells to give them the characteristics we desire. We then select a large number of small, simple molecules that we believe may have a positive therapeutic effect on the disease process. The cells are then exposed to the different molecules, and we select those that, based on their effect on the cells, appear to hold the greatest promise as future therapies. Once we have narrowed the field of potential molecules, using combinatorial chemistry techniques we modify them in different ways to determine whether a slightly different structure of the same basic molecule may have a more powerful effect on the disease process. We then assess whether the molecules we have identified are appropriate for preclinical trials.

     Our research has helped us to identify several potential new therapeutic compounds:

     - An orally active small molecule inhibitor of apoptosis, which is an inhibitor of JNK, is in preclinical development as a potential treatment for MS and inflammatory conditions.

     - A chemokine inhibitor with promising activity in a MS model entered preclinical development in 2001.

     - An orally active low molecular weight oxytocin receptor antagonist with potential as a treatment for premature labor entered preclinical development in 2001.

     - A prostanoid FP receptor antagonist with potential as a treatment for premature labor entered preclinical development in 2003.

     - A protein tyrosine phosphatase 1b inhibitor with potential as a treatment for diabetes and obesity is planned to enter preclinical development in 2003.

     - We have identified a class of modified peptides based on the structure of the amyloid beta protein which have been shown to reduce the size of disease-related plaques in animal models of Alzheimer's Disease. One of these molecules is scheduled to start its first testing in Phase I in March 2003. We believe that the approach used here may be applicable to other diseases where plaque formation is part of the pathology, such as serum amyloidosis.

     In September 2002, we significantly increased our drug discovery capability through our acquisition of Genset S.A. Genset provides us with leading expertise in the linkages between genes and diseases, a strong scientific team, an extensive cDNA library of secreted proteins and an integrated technology platform in bioinformatics, genetics, biostatistics and therapeutic genomics.

     We are also enhancing our discovery capabilities by entering into strategic research partnerships with several leading companies in the field of small molecule drug discovery, including:

     British Biotech. In October 2000, we entered into an exclusive agreement with British Biotech to jointly research, develop and commercialize metalloenzyme inhibitors for the treatment of inflammatory diseases. During 2001, development of BB-2827, a collagenase inhibitor with potential in the treatment of rheumatoid arthritis, was discontinued due to toxicological side-effects in long-term pre-clinical and early clinical studies, and development of BB-76163, an aminopeptidase inhibitor, was discontinued after failing to show sufficient efficacy in pre-clinical models. In October 2002, the agreement was extended for a third year in order to optimize certain selective metalloenzyme inhibitors for potential clinical development.

     Vertex Pharmaceuticals. In December 2000, we entered into a collaboration agreement with Vertex Pharmaceuticals pursuant to which we will collaborate to discover, develop and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases. Vertex is a leader in the field of chemogenomics, which unites genomic information, structural biology and computational chemistry with other aspects of drug discovery. Under the terms of the agreement, we will provide certain research funding and we and Vertex will share development costs. We will form a joint venture with Vertex for the commercialization of caspase inhibitors in the United States and Canada, and we will have exclusive rights to market the products outside the United States and Canada, Japan and certain other countries in the Far East. In January 2002, Vertex announced that it had advanced a lead compound, VX-799, into preclinical development. We hold an option to develop and commercialize VX-799 in those countries where we have exclusive rights and, as part of a joint venture with Vertex, in the United States and Canada.

     Inpharmatica.   In July 2001, we entered into an agreement with
Inpharmatica Ltd, focused on the discovery of novel protein therapeutics. Inpharmatica's scientists predict protein function using sequence and structure relationships of proteins (structural bioinformatics), thereby providing a rational basis for the identification of novel drug targets. Under the terms of the agreement, we will provide research funding and we will have the right to select an unlimited number of proteins for clinical development and eventual commercialization. We also have the right to develop antibodies and small molecules against protein targets identified by Inpharmatica. In January 2003, we agreed to expand the size and scope of our collaboration to apply Inpharmatica's technology platform to additional protein families and proprietary genomic sequence data. Under the terms of this expansion, Inpharmatica will receive additional research funding and, as under the July 2001 agreement, milestone and royalty payments based on the development and sale of products arising from the collaboration.

     ZymoGenetics. In September 2001, we entered into an exclusive co-development and commercialization agreement with ZymoGenetics. ZymoGenetics' scientists identified two molecules, termed TACI and BCMA, as key regulators of the human immune system. Our activities will focus upon the development of one or more products based upon these molecules for the treatment of autoimmune diseases involving the overproduction of autoantibodies. We are currently focused on a modified form of the TACI molecule. Under the terms of the agreement, ZymoGenetics could receive license fees and milestone payments linked to the development and approval of products, as well as royalties on product sales. We will share most costs of research and development with ZymoGenetics and ZymoGenetics will have an option to co-promote any derived products in the United States and Canada. The exclusive right to market products in the remainder of the world will remain with us, and we will manufacture all products for both clinical trials and commercial sale.

     Celera Genomics.   In December 2001, we entered into a multi-year agreement
with Celera Genomics to gain access to their genomic databases.

     Cellular Genomics. In October 2002, we entered into a collaborative research agreement with Cellular Genomics. Under the terms of the agreement, Cellular Genomics will apply its chemical genetics technologies to four target kinases that we have selected and will map clinically important kinase signaling pathways. Protein kinases regulate critical pathways involved in cell growth, activation and death. They have been implicated in a number of diseases, including cancer and autoimmune/inflammatory diseases. Under the agreement, Cellular Genomics received an upfront fee and will receive a series of milestone payments over two years, and we have the right to acquire licenses to intellectual property arising from the collaboration.

     Regeneron. In December 2002, we entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene Technology platform to provide us with knock-out and transgenic models of gene function. Under the terms of the agreement, we will pay Regeneron up to $3 million annually for up to five years.

DRUG DELIVERY

     The value of protein therapeutics can be greatly enhanced by improved delivery systems. These systems may be able to provide alternatives to injection or reduce the frequency of injections. Because many of our products, such as Rebif, Gonal-F, Saizen and Serostim, must be administered frequently and Saizen is used mostly for children, we believe that many of our potential customers would consider the ease of administration to be an important factor when selecting between our products and those of our competitors. As a result, we have set up our own drug delivery laboratory and have established major collaborations with specialist drug delivery companies on projects designed to improve the delivery of all of our major protein and peptide products.

     Alkermes.   In December 1999, we entered into an agreement with Alkermes for development of its ProLease drug delivery system for use with Gonal-F. ProLease encapsulates a compound in biodegradable microspheres, thereby creating an extended-release formulation of the compound. We have an exclusive worldwide license for the product under development in return for the payment of royalties and milestones upon the occurrence of specified events. We have successfully completed one Phase I clinical trial in males and two additional Phase I clinical trials in females are ongoing with Gonal-F microencapsulated using the Alkermes delivery system. We have begun preparations for a Phase II study.

     STRENGTHENING KEY THERAPEUTIC AREAS

     Novel protein therapeutics were the first benefits provided by biotechnology, beginning with the replacement of naturally derived hormones and cytokines with biotechnology-derived proteins. With our production of recombinant fertility hormones, growth hormones and interferon beta, we are at the forefront of these developments.

     Reproductive Health

     We are currently seeking registrations in additional countries of our two recombinant gonadotropins, Ovidrel and Luveris, and also are seeking additional registrations for a multi-dose formulation of Gonal-F in several countries. We have successfully completed one Phase I clinical trial in males and two additional Phase I clinical trials in females are ongoing with Gonal-F microencapsulated using the Alkermes delivery system. We have begun preparations for a Phase II study. In the first half of 2003, we expect to initiate a Phase II study with recombinant LIF protein, which is being developed to reduce embryo implantation failure.

     In July 2002, we entered into an exclusive worldwide agreement with AstraZeneca pursuant to which we have the right to develop, register and market the aromatase inhibitor anastrozole in ovulation induction and improvement of follicular development. We commenced a Phase II trial of the drug in this indication in the first quarter of 2003. Anastrozole is an oral aromatase inhibitor, which acts by blocking the synthesis of estrogen and thereby improving ovulation. It is currently sold by AstraZeneca under the trade name Arimidex for the treatment of breast cancer in approximately 100 countries worldwide.

     Neurology

     In March 2002, the FDA approved Rebif on the basis that it had been shown to be clinically superior in the reduction of exacerbations at 24 weeks.
48-week data from the EVIDENCE study showed that 62% of patients who received Rebif did not have a relapse compared to 52% of Avonex-treated patients. Rebif patients had a 19% relative increase in remaining free of relapses over the 48 weeks compared to Avonex patients. The comparative figure during the first 24 weeks was also 19% in favor of Rebif. Rebif patients also had a 30% reduction in the rate of occurrence of first relapse during 48 weeks relative to Avonex patients. The 12-month data from the EVIDENCE study, which showed the superiority of Rebif 44 mcg 3 times per week over Avonex 30 mcg once per week in reducing exacerbations, were published in the November 2002 issue of Neurology.

     In October 2002, we entered into a worldwide agreement with IVAX to develop and commercialize IVAX's product, cladribine, as potentially the first orally effective disease modifying treatment for MS. Cladribine is a purine-analogue that disrupts the proliferation of certain white blood-cells, including monocytes and lymphocytes, which are involved in the pathological process of MS. Data from earlier trials suggest that intravenous cladribine may be effective in certain MS patients. We plan to work with IVAX to establish an oral formulation of cladribine and then initiate a Phase I clinical trial in 2003.

     In December 2002, we announced that we had successfully completed a Phase I trial with IFNAR-2, the soluble receptor for Type I interferons, including Rebif. IFNAR-2 prolongs the half-life of interferon beta in the bloodstream, which could allow us to administer Rebif less frequently to patients, thereby significantly improving patient convenience and compliance.

     In May 1999, we entered into an agreement with Axonyx Inc. to conduct preclinical development and trials of Axonyx's patented peptides identified by their platform peptide technology as showing potential to treat neuro-degenerative diseases, such as Alzheimer's Disease and prion-related diseases that are associated with accumulations of abnormal forms of proteins. Under the terms of the agreement Serono will have the exclusive right to license from Axonyx any drug candidates that emerge from this program, which could involve payments to Axonyx of up to $22.5 million, plus royalties on sales of drugs resulting from the development project. In collaboration with Axonyx, we have identified a peptide inhibitor of amyloid plaque formation as a potential treatment for Alzheimer's disease. We initiated a Phase I clinical trial in this indication in March 2003.

     Growth and Metabolism

     In a double-blind, placebo-controlled trial in HARS/lipodystrophy, Serostim therapy significantly reduced visceral adipose tissue, truncal fat and dyslipidemia. We filed for Orphan Drug Status in this indication in the U.S. in February 2003.

     In December 2002, we commenced Phase I clinical trials on pegylated growth hormone releasing factor, which has the potential to treat conditions related to growth hormone deficiency.

     OTHER PRODUCTS UNDER DEVELOPMENT

     Interferon beta, human growth hormones and fertility hormones are natural proteins, several of which have multiple biological functions. As a consequence, some of our therapeutic proteins have the potential for beneficial effects in a variety of disease indications.

     Interferon beta.   We are conducting clinical trials with interferon
beta-1a in a variety of diseases. Following early Phase II trials in Crohn's disease and ulcerative colitis we have entered expanded Phase II trials in these two inflammatory bowel diseases. We are also conducting a Phase III trial of interferon beta-1a for the treatment of Asian patients suffering from chronic hepatitis C.

     Human growth hormone.   In the fourth quarter of 2002, we submitted an
application to the U.S. FDA for the use of human growth hormone to treat short bowel syndrome in patients who have had part of their bowel removed.

     Efalizumab. The human monoclonal antibody efalizumab, which we expect to begin marketing under the name Raptiva for psoriasis, may also be useful for treating psoriatic as well as rheumatoid arthritis. Phase II trials are currently being conducted in these indications.

     TBP. A Phase II study of TBP-1 for the treatment of Crohn's disease is ongoing.

     IL-6. Based on pre-clinical work, we are planning a Phase II study of r-IL-6 (atexakin alpha) in neuropathy.

                                         PRODUCTS AND PRODUCT PIPELINE


PRODUCT TYPE                       TRADE NAME                  INDICATIONS                   STATUS AS OF MARCH 31, 2003
------------------------------  -----------------  ------------------------------------  -----------------------------------

Recombinant human follicle      Gonal-F            Female infertility                    Approved in E.U., U.S. and 72
stimulating hormone (r-hFSH)                                                             other countries
                                Gonal-F            Male infertility - hypogonadotropic   Approved in E.U., U.S. and 37
                                                   hypogonadism                          other countries
                                Gonal-F            Multi-dose formulation                Approved in E.U. and U.S.
                                                                                         and 19 other countries
                                Gonal-F            Fill by mass formulation              Approved in E.U. and 2 other
                                                                                         countries

Microencapsulated r-FSH         *                  To reduce the frequency of            Phase I clinical trial
                                                   administration of
                                                   r-hFSH


Recombinant human luteinizing   Luveris            Severe FSH and LH deficiency          Approved in E.U. and 22
hormone (r-hLH)                                                                          other countries

Recombinant human chorionic     Ovidrel/Ovitrelle  Female infertility/ovulation          Approved in E.U. and U.S. and
gonadotropin (r-hCG)                               Induction and use in assisted         18 other countries
                                                   Reproductive technology


Cetrorelix                      Cetrotide          Premature ovulation prevention        Approved in E.U., U.S. and 54
(GnRH antagonist)                                                                        other countries.

Progesterone gel                Crinone            Luteal phase support                  Approved in U.S., 13 European
                                                                                         countries and 24
                                                                                         other countries

Anastrozole (aromatase          *                  Ovulation induction and               Phase II clinical trial
inhibitor)                                         improvement of
                                                   follicular development

Recombinant human growth        Saizen             Growth hormone deficiency             Approved in 81 countries
hormone (r-hGH)
                                Saizen             Growth hormone deficiency             Approved in 13 E.U. countries
                                                   in adults                             and 11 other countries
                                Saizen             Growth failure due to                 Approved in 71 countries
                                                   Turner's syndrome


PRODUCT TYPE                       TRADE NAME                  INDICATIONS                   STATUS AS OF MARCH 31, 2003
------------------------------  -----------------  ------------------------------------  -----------------------------------

                                Saizen             Growth failure associated with        Approved in 36 countries
                                                   chronic renal failure

Recombinant human growth        Serostim           AIDS wasting (cachexia)               Approved in U.S., Japan and
hormone (r-hGH) high dose                                                                                 11 other countries
                                Serostim           HARS/Lipodystrophy                    Phase II/III clinical trial, Filed
                                                                                         for Orphan Drug Status
                                                                                         in U.S.
                                *                  Short bowel syndrome                  Filed in U.S.

Recombinant human               Rebif              Relapsing or remitting                Approved in E.U., U.S.
interferon1a (r-IFN- 1a)                           multiple sclerosis                    and 80 other countries


                                *                  Multiple sclerosis                    Approved in 6 countries
                                *                  Crohn's disease                       Phase II clinical trial
                                *                  Ulcerative colitis                    Phase II clinical trial

                                *                  Chronic hepatitis C in                Phase III clinical trial
                                                   Asian patients

Topoisomerase II inhibitor      Novantrone         Multiple sclerosis, certain           Rights to commercialize
                                                   cancers                               approved product  in U.S.

Efalizumab                      Raptiva            Psoriasis                             Filed in E.U. and 2 other
                                Raptiva            Psoriatic arthritis                   countries
                                Raptiva            Rheumatoid arthritis                  Phase II clinical trial
                                                                                         Phase II clinical trial

Onercept 1 (r-TBP-1)            *                  Crohn's disease                       Phase II clinical trial (planned)
                                *                  Psoriasis                             Phase II clinical trial

Soluble type I interferon       *                  To increase the half-life of          Phase I clinical trial
receptor (IFNAR-2)                                 r-IFN- 1a in
                                                   multiple sclerosis

Cladribine                      *                  Multiple sclerosis                    Phase I clinical trial

Emfilermin (r-LIF)              *                  Embryo implantation failure           Phase II clinical trial (planned)

Recombinant interleukin-18      *                  Rheumatoid arthritis                  Phase I clinical trial
binding protein (r-IL-18bp)     *                  Crohn's disease                       Phase I clinical trial
                                *                  Psoriasis                             Phase I clinical trial

Pegylated GHRF                  *                  Conditions related to                 Phase I clinical trial
                                                   rowth hormone
                                                   deficiency

Atexakin alpha (r-IL-6)         *                  Neuropathy                            Phase II clinical trial (planned)

Breaker peptide                 *                  Alzheimer's disease                   Phase I clinical trial

JNK inhibitor                   *                  Multiple sclerosis                    Preclinical
                                *                  Inflammatory conditions               Preclinical

Chemokine inhibitor             *                  Multiple sclerosis                    Preclinical

FSH-LH chimera                  *                  Female infertility                    Preclinical

Oxytocin receptor antagonist    *                  Pre-term labor                        Preclinical

Prostanoid FP receptor          *                  Pre-term labor                        Preclinical
antagonist

PTP1b inhibitor                 *                  Diabetes and obesity                  Preclinical

TACI-Ig                         *                  Autoimmune conditions                 Preclinical

Type 1 5-alpha reductase        *                  Acne                                  Phase I clinical trial
inhibitor

Pegylated interferon beta       *                  Anti-viral                            Phase I clinical trial

Iturelix nanospheres            *                  Prostate cancer and BPH               Preclinical
(GnRH antagonist)

---------------
* Trade name not yet determined

SALES AND MARKETING

     We have marketing, sales and distribution organizations based in Europe and the United States, and we employ a sales and marketing force of 1,700 people worldwide. Because we focus on niche markets with a limited number of prescribing physicians, we believe that our sales force can efficiently penetrate each of our target markets. In general, our products are sold to wholesale distributors or directly to pharmacies or medical centers. We utilize common pharmaceutical company marketing techniques, including physician detailing, advertising, targeting opinion leaders and other methods. We also employ marketing strategies specific to our individual product lines.

REPRODUCTIVE HEALTH

     We focus our reproductive health marketing efforts on educating and informing reproductive endocrinologists about treatment options for infertility. To supplement our sales efforts, we also work in partnership with leading fertility specialists to coordinate and support clinical trials in order to develop efficacious and convenient new treatment options and further refine current treatment techniques to improve the chances of pregnancy for infertile couples.

     For many years, we have supported the development of comprehensive information resources on the Internet. One example is www.ferti.net, a worldwide fertility network dedicated to the science and practice of assisted fertilization and human reproduction. This website offers in-depth information to fertility specialists, health care professionals and couples interested in learning more about infertility and its current treatments. Among many other services, www.ferti.net provides registered visitors with free access to Ferti.Magazine, a monthly on-line scientific publication edited by a panel of internationally recognized fertility specialists.

     We also have a number of ongoing initiatives that are designed to support access to infertility treatment. We have implemented BABIES, an infertility benefit assessment software program aimed at helping employers and health plans develop a cost-effective infertility benefit and manage it effectively with guidelines for infertility treatment. In particular, we use this software in the U.S. in our discussions and negotiations with managed care providers. We also have an exclusive distribution agreement with CostDoctor, Inc. to make this activity-based costing software available to reproductive endocrinologists and fertility specialists in the U.S. The CostDoctor software can help medical practices control escalating costs, manage declining reimbursements, determine managed care contract value and increase practice productivity. In several major markets, including the United States, Germany, Spain and the UK, we have performed pharmaco-economic study programs to demonstrate the cost benefit of recombinant products versus urine-derived preparations. This activity supports our strategy to help establish and maintain reimbursement for our products. For those patients in the United States who are not eligible for reimbursement, do not have appropriate insurance coverage and are unable to pay for the treatment themselves we have a Compassionate Care program. This program helps provide patients that meet certain criteria with access to our infertility products at no cost.

     In June 2002, FertiQoL was officially launched by representatives from the European Society for Human Reproduction and Embryology, the American Society for Reproductive Medicine, and Serono, with endorsement from the International Consumer Support for Infertility, a major worldwide patient support group. FertiQoL is the first global initiative to measure quality of life in patients undergoing infertility treatment. The aim of the FertiQoL initiative is to develop an internationally validated and locally applicable tool to measure quality of life, which will be available to healthcare professionals and patient groups worldwide.

     NEUROLOGY

     Our multiple sclerosis marketing efforts vary depending on the key prescribers in each market. In certain markets we focus on leading neurologists that specialize in MS. In other markets we focus on general neurologists.

     In the United States, we sell Rebif directly through our own sales force and, since October 2002, through a sales force operated by Pfizer Inc. under a copromotion agreement under which we have agreed to share U.S. marketing and development costs. Pfizer has strong ties to the MS prescribing community in the United States, as it already has an established neurology franchise. The dedicated sales forces of our two companies provide Rebif with significantly greater reach and frequency than our competitors in the United States.

     In the United States, the majority of MS prescriptions have historically been written by specialists. However, general neurologists and community-based neurologists are accounting for an increasing share of MS prescriptions. Our agreement with Pfizer allows us to contact a much larger proportion of this expanded prescriber base more frequently than we would have been able to contact acting alone. In addition, we expect Pfizer's presence in the neurology therapeutic area to help us more quickly and effectively distribute the message of Rebif's attributes.

     We are committed to continuing medical education programs which examine the latest developments in MS, including research and treatments. Our programs include faculty members striving to broaden the scope of treatment protocols to address all aspects of the disease and helping medical professionals learn more about ways to offer the highest level of patient care.

     Our online continuing medical education, or CME, curriculum combines timely, insightful content with the convenience of home or workplace study. Courses are available to anyone wishing to participate. Physicians, nurses and pharmacists can earn CME credit by completing the registration form at the beginning of each CME course.

     In October 2002, we initiated a direct-to-consumer campaign in the United States, including a celebrity endorsement. Another important initiative directed at MS patients is the www.mslifelines.com website. Through MS
                               -------------------
LifeLines, patients can get access to reimbursement support, injection training and ongoing therapy support. MS LifeLines offers patients the option to receive ongoing updates and information about MS and Rebif. MS LifeLines can also provide them with a complimentary Rebiject. The Rebiject is a device designed for exclusive use with Rebif and may help ensure proper injection technique. We also organize Living with MS seminars where patients can speak with an experienced physician and hear from MS community ambassadors about positive living strategies. A toll-free number is also available to patients.

     GROWTH AND METABOLISM

     Growth

     We focus our marketing of growth products on capturing new patients, since patient loyalty is particularly strong in this market. To do this we target pediatric endocrinologists and leading pediatricians in clinics and treatment centers. We are also developing new drug delivery devices for use in this market, where patient convenience is particularly important. In September 2000, we launched cool.click, a needle-free delivery system for Saizen, which is the first needle-free delivery system for human growth hormone in the United States and Canada. We launched cool.click in Europe in the third quarter of 2002 and are currently rolling it out worldwide. In the third quarter of 2001, we launched in Europe one.click, an autoinjector pen that enables the needle to be introduced automatically under the skin, significantly reducing the pain of injection.

     Metabolism

     Our sales and marketing efforts for our AIDS wasting product focus on HIV/AIDS treating physicians and their staffs and nurses that work with the patients. In addition to focusing on the therapeutic benefits of Serostim, all of our sales and marketing effort is directed toward education about AIDS wasting.

     We also engage in patient-advocacy efforts. A large number of Serostim patients have received reimbursement support via our medical reimbursement specialists who work one-on-one with each patient to secure access to and insurance coverage for Serostim. However, during 2002 state-based reimbursers in the United States continued to impose restrictions on the use of Serostim. In some states these restrictions include requiring prescribers to obtain prior authorization before starting a patient on Serostim treatment.

     Due to the apparently enlarging gap between demand data and ex-factory sales, investigations were initiated by both us and the relevant authorities to try and discover the cause of this discrepancy. As a result of these investigations, we determined that there were several causes of this discrepancy, including circulation of counterfeit Serostim in the market, potential diversion of the product and an active secondary source market in the product. In order to address this issue, we implemented the Serostim Secured Distribution Program, or SSDP, in the United States in October 2002. This program is designed to track and manage Serostim through the distribution process to ensure that patients who require Serostim receive the genuine product on a timely basis. The program restricts distribution of Serostim to a group of contracted network pharmacies. Through this program we are able to track each individual box of Serostim from Serono to the contracted network pharmacy. We are working closely with individual state agencies to monitor the program's effectiveness. These individual states are using SSDP in their efforts to eliminate potential fraud and abuse within their own systems.

     In 2001, we received FDA approval for a needle-free delivery device for Serostim. This device is called Serojet and was launched in the U.S. market in February 2002.

MANUFACTURING

     Our principal manufacturing facilities are located in Aubonne and Corsier-sur-Vevey, Switzerland; Bari, Italy; Tres Cantos, Spain; and Ness-Ziona, Israel. We have created manufacturing centers that specialize in different phases of the production process. For certain key products, we have two production facilities available to ensure a continuity of supply in the event of contamination, catastrophe or other unforeseen event at one of our facilities.

INTELLECTUAL PROPERTY

     Our patents are very important for protecting our proprietary rights in the products we have developed. We have applied for or received patents covering inventions ranging from basic recombinant DNA, to processes relating to production of specific products and to the products themselves. We have either been granted patents or have patent applications pending which relate to a number of current and potential products, including products licensed to others. We believe that in the aggregate our patent applications, patents and licenses under patents owned by third parties are of material importance to our operations.

     We expect that litigation will be necessary to determine the validity and scope of certain of our proprietary rights. We have in the past and may in the future be involved in a number of patent lawsuits, as either a plaintiff or defendant, and in administrative proceedings relating to our patents and those of others. These lawsuits and proceedings may result in a significant commitment of our resources in the future.

     We cannot be sure that our patents will give us legal protection against competitors or provide significant proprietary protection or competitive advantage. In addition, we cannot be sure that our patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that we would need to license or avoid. We are aware that others, including various universities and companies working in the biotechnology field, have also filed patent applications and have been granted patents in the European Union, the United States and other jurisdictions claiming subject matter potentially useful or necessary to our business. Some of those patents and applications claim only specific products or methods of making such products, while others claim more general biotechnology processes or techniques. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to proteins, compounds or processes competitive with our products.

     In general, we have obtained licenses from various parties that we deem to be necessary or desirable for the manufacture, use or sale of our products. These licenses, both exclusive and non-exclusive, generally require us to pay royalties to the parties on product sales.

     Trade secret protection for our unpatented confidential and proprietary information is also important to us. To protect our trade secrets, we generally require our employees, material consultants, scientific advisors and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship or the collaboration or licensing arrangement. However, we cannot be sure that others will not either develop independently the same or similar information or otherwise obtain access to our proprietary information.

     We consider the registered ((R)) and the filed ((TM)) trademarks, Cetrotide(TM), click.easy(TM), cool.click(TM), Crinone(R), EasyJect(R), Ferti.net(R), Fertinex(R), Geref(R), Gonal-F(R), Luveris(R), Metrodin HP(R), Novantrone(TM), one.click(TM), Ovidrel(R), Ovitrelle(R), Pergonal(R), Profasi(R), Raptiva(TM), Rebif(R), Rebiject(R), Reliser(R), Saizen(R), SeroJet(TM), Serono(R), Serophene(R), Serostim(R) and Stilamin(R), as well as the filed trademarks ((TM)) for the "S" symbol, used alone or with the words "Serono" or "Serono biotech and beyond," in the aggregate to be materially important. We have generally registered or are seeking to register these trademarks throughout Europe, in the United States and in other countries throughout the world.

     OUT-LICENSING

     Our strength of innovation is evidenced by our strong patent position and our ability to license certain of our technology and rights to third parties. We receive royalties and license fees with respect to the following products:

     - Avonex. We receive royalty payments from Biogen on its worldwide sales of Avonex under an agreement entered into in 1993.

     - Puregon. In 1995, pursuant to a patent settlement agreement, we granted to Organon a non-exclusive license under certain patents relating to recombinant gonadotropin technology. In return we receive royalties on worldwide sales of Puregon.

     - Enbrel. Pursuant to a patent settlement agreement signed in January 1999, we receive royalty payments from Amgen (formerly Immunex) on its sales of Enbrel. In addition, milestone payments have been paid under this agreement.

     - Monoclonal Antibodies to TNF (Tumor Necrosis Factor). In July 2000, pursuant to a patent settlement agreement, we granted Centocor a non-exclusive patent license with respect to its monoclonal antibody product. In return, we received a one-time payment. We also granted Abbott Laboratories (formerly Knoll) a non-exclusive license under the same patents with respect to two products in development. In return, we are entitled to receive a license fee, milestone payments upon the occurrence of certain development events and royalties if the products are ever marketed. Abbott Laboratories recently received approval from the U.S. FDA to market one of these products, Humira (adalimumab). A Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products has been submitted for Humira.

     - Roche. Since the third quarter of 2000, we receive a maintenance fee from Roche pursuant to a license of our endogenous gene activation technology.

COMPETITION

     We face competition, and believe significant long-term competition can be expected, from pharmaceutical companies and pharmaceutical divisions of chemical companies as well as biotechnology companies. We expect this competition to become more intense as commercial applications for biotechnology products increase.

     The introduction of new products or the development of new processes by competitors or new information about existing products may result in price reductions or product replacements, even for products protected by patents. In certain markets, such as Latin America, there is limited patent protection available for our products as a result of the historical weakness of the patent law systems. However, we believe our competitive position is enhanced by our commitment to research leading to the discovery and development of new products and manufacturing methods. Other factors which should help us address competition include ancillary services provided to support our products, customer service and dissemination of technical information to prescribers of our products and to the health care community, including payers.

     Over the longer term, our and our collaborators' ability to successfully market current products, expand their usage and bring new products to the marketplace will depend on many factors, including but not limited to the effectiveness and safety of the products, regulatory agencies' approvals for new products and indications, the degree of patent protection afforded to particular products, and the effect of the managed care industry as an important purchaser of pharmaceutical products.

     GENERIC DRUGS

     Generic products are typically sold at a lower price than our products, because producers of generic drugs do not have to incur research and development costs. Therefore, there is increasing pressure on the applicable regulatory entities in both the European Union and the United States to make it easier for pharmaceutical producers to gain approval for generic drugs, including generic recombinant drugs. Our urine-derived reproductive health products already face increased competition from generic products.

     DRUG DELIVERY SYSTEMS

     A growing area of competition in the biotechnology industry results from developments in drug delivery systems - the manner in which drugs are delivered into the human body and the processes by which drugs are time-released into the blood stream once they have been delivered into the human body. Easier and less painful drug delivery systems promote patient compliance and usage and are, therefore, more marketable. Several of our competitors sell autoinjection devices that facilitate self-administration of their treatments. We will face increased competition from drugs that have drug delivery systems that may be more patient-friendly than our own.

     REPRODUCTIVE HEALTH

     Our reproductive health products compete with Organon's recombinant FSH, Puregon, which is marketed as Follistim in the United States, and their urine-derived human menopausal gonadotropin product, Humegon. Our products also compete with generic products, including Ferring Pharmaceutical's Menopur, Menogon, which is marketed as Repronex in the United States, and Bravelle as well as with Institut Biochimique's Fostimon and Merional. Ovidrel is currently the only recombinant source of hCG available. However, Ovidrel competes with urine-derived sources of hCG. Luveris is currently the only recombinant source of LH and became available in 2001 in certain European countries, but is not yet approved in the U.S. In countries in which it is available it competes with urine-derived human menopausal gonadotropins, which are impure preparations of FSH and LH, including our own product Pergonal. Crinone competes with other progesterone products; however it is the only preparation available as a non-injectable formulation that is labeled for assisted reproductive technologies, except in the United States where Columbia Laboratories markets Prochieve to certain obstetricians and gynecologists.

     NEUROLOGY

     Rebif competes with interferon beta-1b, which is sold by Schering AG or its affiliate Berlex in Europe under the brand name Betaferon and is sold by these companies in the United States and Canada under the name Betaseron. In addition, Rebif competes with Avonex, an interferon beta-1a product sold by Biogen. During the second quarter of 2001, we completed the EVIDENCE study involving 677 patients in a head-to-head trial comparing the high dose of Rebif with the standard dose of Avonex. The positive results of this trial were the basis for FDA approval in March 2002 to sell Rebif in the United States for relapsing forms of the disease ahead of the expiration of Avonex's orphan drug status for the same indication in mid-2003. We have exclusive rights to market Novantrone in the United States for advanced forms of MS, which we believe provides us with a marketing advantage in the Untied States. Rebif also competes with Copaxone in the United States, Europe and certain other countries for the treatment of RRMS. A number of other companies are working to develop products to treat multiple sclerosis that may in the future compete with Rebif.

     GROWTH AND METABOLISM

     Growth

     Saizen competes with human growth hormone products produced by companies such as Eli Lilly, BioTechnology General, Novo Nordisk, Pharmacia and Genentech. The competition in this market is intense, because different human growth hormone products are substantially chemically identical. As a result, it is difficult for one product to differentiate itself. One way that we differentiate our product is through drug delivery systems. However, many of our competitors also offer patient-friendly delivery systems for their products.

     In addition to the presence of competing products in the growth retardation market, we believe that competition in this market is enhanced by the fact that parents show considerable brand loyalty once they have selected a product for treatment of their child. As a result, much of the competition between pharmaceutical companies in this market must focus on the relatively small number of new patients beginning treatment each year.

     Metabolism

     We currently have orphan drug protection for Serostim in the United States, which means that competitors cannot sell human growth hormone in the United States for AIDS wasting indications until August 2003. After that date, our competitors may receive approval of applications for their products in the

United States for that indication, unless we are able to distinguish Serostim from their products. The appetite stimulants Megace, which is marketed by Bristol-Myers Squibb, and Marinol, which is marketed by Roxane Laboratories, are the only other drugs approved for the treatment of AIDS wasting in the United States. In addition, it competes with weight-promotion drugs that are used off-label in AIDS wasting, such as other appetite stimulants and anabolic steroids.

GOVERNMENT REGULATION

     Our research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing and sales and marketing are subject to extensive regulation by numerous governmental authorities in the European Union, the United States, Switzerland and other jurisdictions. The levels of expenditure and the laboratory and clinical information required for regulatory approval are substantial, and obtaining such approval can require a number of years. The results generated through laboratory and clinical studies conducted worldwide may be used in most countries for the registration of products. However, country-specific regulations, such as in Japan, and possible genetic differences among populations may force us to tailor some studies to specific countries, causing additional delays and expense in the registration process.
We cannot sell our products in a given jurisdiction without first obtaining regulatory approval to do so. The success of our current and future products will depend in part upon obtaining and maintaining regulatory approval to market them for approved indications in the European Union, the United States and other markets. The regulatory approval process is lengthy and complex in the European Union, the United States and other jurisdictions. We cannot be sure that we will obtain the required regulatory approvals on a timely basis, if at all, for any of the products we are developing. Even if we obtain regulatory approval, both our manufacturing processes and our marketed products are subject to continued review. Later discovery of previously unknown issues with our products or manufacturing processes may result in restrictions on these processes, and may ultimately lead to withdrawal of the products from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the products we have in development.

     The European Union requires anyone seeking to market a medicinal product for human use to obtain approval of a Marketing Authorization Application, or MAA. Currently, two main regulatory authorization processes coexist in the European Union. Medicinal products of significant therapeutic interest or constituting a significant innovation undergo a centralized assessment procedure for marketing authorizations valid in all European Union member states, which is administered by the European Medicines Evaluation Agency, or EMEA. This procedure is applicable to drugs that fall within the definition of "high technology medicines," which includes all new biotechnology products. Under this procedure, the Committee for Proprietary Medicinal Products, or CPMP, has 210 days, or a longer period if further information is required, to give its opinion to the EMEA as to whether a marketing authorization should be granted. The European marketing authorization is granted after the CPMP opinion has been reviewed and accepted. Products that do not qualify for registration under the centralized procedure, or which were registered under a prior system, are still registered nationally, although by a mutual recognition procedure. The regulatory process is complex and involves extensive consultation with the regulatory authorities of the various European Union member states. Issues still exist regarding the right of member states not to mutually recognize licenses granted in other EU countries due to poorly defined public health concerns, and there can be no assurance that this relatively new process will not introduce delays or require additional studies compared to the prior system. Similarly, prior to commercial sale in the United States, all new drugs and new indications for existing drugs must be approved by the FDA. As in the case of the European Union, securing FDA marketing approvals requires the submission of extensive preclinical and clinical data, chemistry, manufacturing and controls information and other relevant supporting information to the FDA. The submitted data should provide sufficient risk and benefit information for the authorities to determine the approvability of the product and indication in terms of its quality, safety and efficacy.

     Regulatory approval of pricing and reimbursement is required in most countries other than the United States. For example, regulators in certain European countries condition their reimbursement of a pharmaceutical product on the agreement of the seller not to sell the product for more than a certain price or in more than certain quantities per year in their respective countries. In some cases, the price established in any of these countries may serve as a benchmark in the other countries. As such, the price approved in connection with the first approval obtained in any of these European countries may serve as the maximum price that may be approved in the other European countries. Also, a price approved in one of these European countries that is lower than the price previously approved in the other European countries may require a reduction in the prices in those other European countries. In that event, the resulting prices may be insufficient to generate an acceptable return on our investment in the products.

     Manufacturers of drugs also are required to comply with current Good Manufacturing Practice regulations and similar regulations in the countries in which they operate, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by government regulators, including unannounced inspection in their own and other jurisdictions. Most material manufacturing changes to approved drugs also are subject to regulatory review and approval.

     We or our suppliers may fail to comply with applicable regulatory requirements such as adverse event reporting, which could lead to product withdrawal or other regulatory action. Serious, unexpected and unlabeled events observed post-marketing worldwide are subject to reporting requirements to the European and U.S. health authorities and could result in changes in the "Warnings" and "Precautions" section of the product labeling.

     Various laws, regulations and recommendations relating to safe working conditions, Good Laboratory Practices, Good Clinical Practices, the experimental use of animals and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous materials, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable laws, regulations and recommendations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.

ENVIRONMENTAL REGULATION

     We seek to comply with all applicable statutory and administrative requirements concerning environmental quality. We have made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had, and we do not expect them to have, a material effect on our capital expenditures, results of operation, financial condition or competitive position.

CAPITAL EXPENDITURES, DIVESTITURES AND INVESTMENTS

     Our capital expenditure on property, plant and equipment for 2002 totaled $125.3 million (8.1% of revenues), compared to $97.1 million (7.0% of revenues) in 2001 and $67.1 million in 2000 (5.4% of revenues). This level of capital expenditure reflects our continuing investment in research and development and manufacturing facilities and our continuing implementation of advanced information technology systems.

     In 2000, we placed into operation the Serono Biotech Center in Corsier-sur-Vevey, Switzerland, which is our newest biotech R&D and production facility. Since the beginning of 2000, we have incurred accumulated capital costs of $46.2 million in connection with this facility.

     In February 2001, we sold back to Chiesi Farmaceutici SpA the exclusive rights to market Curosurf, a porcine surfactant, throughout Europe for an undisclosed sum.

     In the fourth quarter of 2001, we participated along with a large group of private and public Swiss investors, including some of the largest industrial and financial firms in Switzerland, in the refinancing of Crossair AG, a Swiss airline. During the fourth quarter of 2001, we purchased Crossair shares valued at approximately $15.0 million. We made a cash payment of approximately $4.5 million, which represented 30% of the purchase price for the investment. We paid the remaining 70% of the purchase price in March 2002 of approximately $10.5 million. We own 1% of the share capital of Crossair, which has since been renamed Swiss International Air Lines Ltd.

     In the second half of 2002, our subsidiary, Serono France Holding S.A. conducted a tender offer for the outstanding shares of Genset S.A., a French public company. As a result of this tender offer and subsequent open market purchases, as of March 26, 2003, Serono France Holding S.A. had acquired 7,670,863 shares (representing 92.9% of the outstanding shares), 520,431 bonds convertible into new shares (representing 99.7% of such bonds outstanding) and all of the company's outstanding warrants for an aggregate purchase price of $140.1 million. In addition, following the launch by Genset S.A. of a capital increase in March 2003, Serono France Holding S.A. acquired in the market 354,336 subscription rights. The purchase of these rights will increase Serono France Holding S.A.'s stake in Genset S.A. to not less than 95.4%.
Consequently, having acquired more than 95% of the share capital of Genset S.A., Serono France Holding S.A. expects to launch, in the course of 2003, a squeeze-out merger which will ultimately enable it to gain control of all of the outstanding equity securities of Genset S.A.

ORGANIZATIONAL STRUCTURE

     We are a holding company for the companies of the Serono group. A listing of our principal operating companies, their country of incorporation and the proportion of our ownership of each can be found in Note 33 of the Notes to Consolidated Financial Statements elsewhere in this Annual Report.

FACILITIES

     We occupy owned or leased facilities in 43 countries. Our headquarters are located in Geneva, Switzerland. We maintain research and development facilities in Geneva, the Boston area, Evry, France and Italy. Our principal manufacturing facilities are located in Switzerland, Italy, Spain and Israel.
We also have leases for additional office facilities in several locations in Europe, North America, Latin America and Asia. We have made and continue to make improvements to our properties to accommodate our growth. We believe our facilities are in good operating condition and that the real property we own or lease is adequate for all present and near-term future uses. We believe that any additional facilities could be obtained or constructed with our existing capital resources.

     In 2003, we exercised an option to purchase the 40,000 square meter Secheron complex near our current headquarters in Geneva for the purpose of bringing together on a single site our headquarters and Switzerland-based research and development activities and to support our anticipated growth. We purchased the complex for a total price of approximately $34 million. We expect to complete work on the first phase of the project by the end of 2006 and to complete work on the second phase of the project by the end of 2008.

     The following table lists our principal office, research and development and manufacturing facilities:

LOCATION                                     USE                OWNED OR LEASED           SIZE
-------------------------------  ---------------------------  -------------------  ------------------
Geneva, Switzerland              Headquarters                 Leased-Expires 2006   14,578 sq. meters
Geneva, Switzerland              Research and Development     Leased-Expires 2011   12,698 sq. meters
Rockland, Massachusetts, U.S.A.  U.S. Headquarters            Leased-Expires 2016    200,000 sq. feet
Rome, Italy                      Research and Development     Owned                  4,424 sq. meters
Rome, Italy                      Research and Development     Leased-Expires 2009    1,260 sq. meters
Rome, Italy                      Italian Headquarters         Owned                 10,212 sq. meters
Ivrea, Italy                     Research and Development     Leased-Expires 2010    2,736 sq. meters
Evry, France                     Research and Development     Leased-Expires 2005   13,696 sq. meters
Corsier-sur-Vevey, Switzerland   Manufacturing                Owned                 36,395 sq. meters
Aubonne, Switzerland             Manufacturing                Owned                 43,800 sq. meters
Coinsins, Switzerland            Manufacturing                Owned                 19,800 sq. meters
Rome, Italy                      Manufacturing, Research and  Owned                 51,015 sq. meters
                                 Development
Bari, Italy                      Manufacturing                Owned                122,150 sq. meters
Ness-Ziona, Israel               Manufacturing                Leased-Expires 2005    9,700 sq. meters
Ness-Ziona, Israel               Manufacturing                Leased-Expires 2007    3,670 sq. meters
Tres Cantos, Spain               Manufacturing                Owned                  6,028 sq. meters

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING OPERATING AND FINANCIAL REVIEW IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS ANNUAL REPORT. WE HAVE PREPARED OUR CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), WHICH DIFFER IN SIGNIFICANT RESPECTS FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP). YOU CAN FIND A RECONCILIATION OF THE SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP IN NOTE 34 TO OUR CONSOLIDATED FINANCIAL STATEMENTS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with IFRS. We have provided in note 34 of the consolidated financial statements a reconciliation of net income and shareholders' equity from IFRS to U.S. GAAP. The preparation of financial statements in conformity with IFRS and the reconciliation under U.S. GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves and the assessment of impairment of intangible assets and available-for-sale investments, income taxes, and pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

     REVENUE RECOGNITION

     We recognize product sales revenue upon transfer to the buyer of the significant risks and rewards of ownership, net of estimated returns, provided that we determine that collection is probable. We adjust the estimates for returns periodically based upon historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel, and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that the actual amounts could vary significantly from our estimates.

     INVENTORY PROVISION

     We write down our inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value of the inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

     BAD DEBT

     We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we might need to make additional allowances.

     IMPAIRMENT TESTING

     As described in note 1 to our consolidated financial statements, we evaluate the carrying value of our tangible and intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection for the asset ("value in use"). In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeded the value in use, we would estimate the net selling price of the asset, and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeds net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price and value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we might have to take an impairment charge.

     ACCOUNTING FOR AVAILABLE-FOR-SALE INVESTMENTS

     We hold available-for-sale investments at fair value and have elected to take any unrealized gains and losses as fair value reserves, which affects shareholders' equity. We have a policy in place to review each individual holding of available-for-sale investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes, but is not limited to, reviewing all publicly available information provided by the company in which we have invested and analysts' reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed original cost, it is our policy to recognize an impairment loss in the income statement.

     DEFERRED INCOME TAXES

     We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets
- an assessment that requires management judgment.

     PENSIONS

     We determine pension assets and liabilities on an actuarial basis. These are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense that we ultimately recognize.

OVERVIEW

     As the third largest biotechnology company in the world based on 2002 revenues, we are active in the research, development, production and marketing of products that address our three main therapeutic areas of reproductive health, neurology and growth and metabolism.

TOTAL REVENUES

     PRODUCT SALES

     In 2002, four products accounted for 85.6% of our total product sales. Rebif, our largest selling product, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-F, our second largest selling product, is a recombinant human follicle stimulating hormone that we sell for the treatment of infertility. Saizen and Serostim are different formulations of recombinant human growth hormone, and are our third and fourth largest selling products, respectively. Saizen is used in the treatment of growth retardation due to a variety of causes. Serostim is used to treat AIDS wasting.

     In addition to the main products highlighted above, we also sell a variety of other products in our three therapeutic areas, some of which we license in from third parties.

     We also include in product sales contract service revenue from a contract research laboratory, Istituto di Ricerche Biomediche "Antoine Marxer" RBM, located in Ivrea, Italy, which offers a full range of services in toxicology and pharmacology to the pharmaceutical, chemical, cosmetic and food industries, and from Bourn Hall, a clinic located in Cambridge, England, which specializes in the treatment of infertility disorders. In 2002, this contract service revenue represented less than 1.0% of our total product sales (less than 1.3% in 2001 and less than 1.5% in 2000).

     ROYALTY AND LICENSE INCOME

     We currently receive ongoing royalties and fees under licensing agreements with Biogen for its sales of Avonex, Organon for its sales of Puregon, Amgen for its sales of Enbrel and Roche for its sales of Recormon and NeoRecormon. Our revenues from these agreements increase or decrease in proportion to our licensees' sales of their products. We derive license income from out-licensing certain products to third parties including, for example, Pfizer's co-promotion of Rebif in the United States. In addition, we also receive non-recurring amounts through patent settlements with third parties.

OPERATING EXPENSES

     Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, restructuring and other operating expenses, net.

COST OF PRODUCT SALES

     Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses.

SELLING, GENERAL AND ADMINISTRATIVE

     Our selling, general and administrative expenses (SG&A), are composed of distribution, selling and marketing and general and administrative expenses:

     DISTRIBUTION In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors to sell our products.

     SELLING AND MARKETING We maintain a marketing and sales force of approximately 1,700 employees in 2002 (1,650 employees in 2001) to sell or manage distribution of our products in over 100 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising. When we introduce products into new markets, selling and marketing expenses typically increase because we hire additional sales personnel to undertake product launch.

     GENERAL AND ADMINISTRATIVE We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in 45 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

     RESEARCH AND DEVELOPMENT

     Research and development (R&D) is one of our key functions, and we employ approximately 1,400 R&D personnel in 2002 (1,300 employees in 2001). We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, Istituto di Ricerca Cesare Serono, which merged into Industria Farmaceutica Serono, and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy and our corporate R&D organization.

     In 2002, we acquired, through cash tender offer, Genset S.A., a genomics-based biotechnology company. The cash tender offer expired on October 31, 2002, resulting in an ownership of 91.8%. We continued to buy shares on the market and as of December 31, 2002, we held 92.47% of the share capital and voting rights of Genset S.A. We believe that the acquisition of Genset S.A., will create an excellent integrated genomics discovery platform to enhance our development pipeline of novel proteins and small molecules.

OTHER OPERATING EXPENSE, NET

     Our net other operating expense includes royalty and licensing expenses. We incur royalty and licensing expenses under agreements that we have with Yeda, the commercial arm of the Weizmann Institute in Israel, for royalties received from Biogen and Amgen and also for sales of Rebif, Columbia University for sales of Gonal-F, Roche for sales of Rebif, Berlex Laboratories Inc., the U.S. subsidiary of the Schering AG Group, for sales of Rebif only in the United States, and others for sales of certain other products. Our expenses under these licenses vary with the royalties received and the sales of the applicable products. Other operating expense, net also includes movements in litigation provisions, amortization of intangibles and other long-term assets, patent and trademark expenses and other non-recurring payments.

RESULTS OF OPERATIONS

     The following tables summarize, for the periods indicated, our product sales by region and therapeutic area:

                                     Year ended December 31,
                          --------------------------------------------------
                            2002    % Change     2001    % Change     2000
                          --------  ---------  --------  ---------  --------
                                    (U.S. dollars in millions)
PRODUCT SALES BY REGION:
Europe . . . . . . . . .  $  620.4      14.4%  $  542.2      17.9%  $  460.1
North America. . . . . .     479.6      22.8      390.6      (3.5)     404.9
Latin America. . . . . .     109.2     (16.5)     130.9      15.2      113.6
Other regions. . . . . .     213.9      15.2      185.7      10.3      168.4
                          --------             --------             --------
    Total product sales.  $1,423.1      13.9%  $1,249.4       8.9%  $1,147.0
                          ========             ========             ========

                                                  Year ended December 31,
                                     --------------------------------------------------
                                       2002    % Change     2001    % Change     2000
                                     --------  ---------  --------  ---------  --------
                                                 (U.S. dollars in millions)
PRODUCT SALES BY  THERAPEUTIC AREA:
REPRODUCTIVE HEALTH:
   Gonal-F. . . . . . . . . . . . .  $  450.4       9.7%  $  410.5      12.2%  $  365.9
   Metrodin HP. . . . . . . . . . .      50.1     (25.3)      67.1     (30.1)      96.1
   Pergonal . . . . . . . . . . . .      46.0      20.7       38.1     (31.3)      55.4
   Profasi. . . . . . . . . . . . .      19.8     (16.9)      23.8       2.2       23.3
   Cetrotide. . . . . . . . . . . .      18.4      73.6       10.6   1,568.1        0.6
   Other products . . . . . . . . .      37.2      53.7       24.2     (52.5)      51.0
                                     --------             --------             --------
         TOTAL. . . . . . . . . . .  $  621.9       8.3%  $  574.3     (3.0%)  $  592.3

NEUROLOGY:
   Rebif. . . . . . . . . . . . . .  $  548.8      44.6%  $  379.6      49.3%  $  254.2

GROWTH AND METABOLISM:
   Saizen . . . . . . . . . . . . .  $  124.0      15.6%  $  107.3      19.2%  $   90.0
   Serostim . . . . . . . . . . . .      95.1     (24.1)     125.3      (8.6)     137.1
                                     --------             --------             --------
        TOTAL . . . . . . . . . . .  $  219.1     (5.8%)  $  232.6       2.4%  $  227.1

Other products. . . . . . . . . . .  $   33.3    (47.0%)  $   62.9    (14.4%)  $   73.4
                                     --------             --------             --------

TOTAL PRODUCT SALES . . . . . . . .  $1,423.1      13.9%  $1,249.4       8.9%  $1,147.0
                                     ========             ========             ========
Recombinant
products. . . . . . . . . . . . . .  $1,232.0      19.9%  $1,027.4      20.9%  $  849.6

Non-recombinant
products. . . . . . . . . . . . . .  $  191.1    (13.9%)  $  222.0    (25.4%)  $  297.4

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

TOTAL REVENUES

     Our total revenues increased by 12.4% to $1,546.5 million compared to $1,376.5 million in 2001.

PRODUCT SALES

     Our consolidated worldwide product sales increased by 13.9% to $1,423.1 million in 2002 from $1,249.4 million in 2001. There was a favorable currency effect of $29.6 million on product sales that was offset by a corresponding increase in operating expenses due to an adverse currency effect.

     Our sales of recombinant products increased by 19.9% to $1,232.0 million, or 86.6% of total product sales, in 2002 from $1,027.4 million, or 82.2% of total product sales, in 2001. Our sales of urine-derived and other non-recombinant products decreased by 13.9% to $191.1 million, or 13.4% of total product sales, in 2002 from $222.0 million, or 17.8% of total product sales, in 2001. The changing sales mix reflects our strategy of focusing on biotechnology products, and the transition from urine-derived products to recombinant products.

REPRODUCTIVE HEALTH

     Our reproductive health product sales increased by 8.3% to $621.9 million in 2002 from $574.3 million in 2001. Our sales of Gonal-F increased by 9.7% to $450.4 million in 2002 from $410.5 million in 2001. As a result of the continued switch to biotechnology products, our sales of Metrodin HP declined by 25.3% to $50.1 million in 2002 from $67.1 million in 2001. We expect that we will continue to gradually replace Metrodin HP with Gonal-F. Our sales of Pergonal increased by 20.7% to $46.0 million in 2002 from $38.1 million in 2001. Our sales of Cetrotide reached $18.4 million in 2002 compared to $10.6 million in 2001.

     Given the demonstrated benefits of recombinant products in infertility, our strategy for some time now has been to replace previous-generation urine-derived products with recombinant products that have been registered around the world. Recombinant DNA technology is our preferred method for providing human proteins for therapeutic use as it enables the production of consistent and extremely pure proteins in predictable quantities. In accordance with our strategy, we are now proceeding with the final closure of our production facilities for urine-derived products. As a result, we have incurred a restructuring charge of $16.3 million in 2002 for the phase-out of urine-derived products. The restructuring charge includes $6.1 million of employee-related termination benefits, $8.9 million of asset-related write-downs and $1.3 million of other costs, largely associated with contract cancellation fees and legal costs related to the termination of contracts with various suppliers and subcontractors. The restructuring plan included the planned termination of approximately 56 employees. We do not expect to incur any costs relating to these matters in addition to those for which we have provided.

NEUROLOGY

     Our sales of Rebif increased by 44.6% to $548.8 million in 2002 from $379.6 million in 2001. Following the FDA approval on March 7, 2002, Rebif was launched in the United States on March 11, 2002. During 2002, we announced an agreement with Pfizer to co-promote Rebif in the United States with the aim of increasing sales and market penetration. Our total Rebif sales in the United States were $71.2 million in 2002. Rebif sales in the rest of the world grew by 25.5% to
477.6 million in 2002 compared to $379.6 million in 2001. We estimate that our worldwide market share at the end of 2002 was approximately 19% compared with 16% at the end of 2001. Outside the United States, we estimate that our market share at the end of 2002 was approximately 36%, compared with 36% at the end of 2001. Finally, we estimate that our dollar market share was about 5% in the United States for the whole of 2002.

GROWTH AND METABOLISM

     Our growth and metabolism product sales decreased by 5.8% to $219.1 million in 2002 from $232.6 million in 2001.

     Our sales of Saizen increased by 15.6% to $124.0 million in 2002 from $107.3 million in 2001. This increase was due to higher demand in the United States, driven by the continuing good success of the first needle free device for the delivery of human growth hormone, cool.click, and higher demand in Europe thanks to the roll-out of our auto-injector, one.click. Cool.click was approved in June 2002 in Europe, and launched during the last quarter of 2002.

     Our sales of Serostim decreased by 24.1% to $95.1 million in 2002 from $125.3 million in 2001. Serostim sales declined as a result of tighter control and usage guidelines in key U.S. states. In October 2002, we announced the implementation of the new Serostim Secured Distribution Program in the United States. This program was designed to track and manage Serostim through the distribution process, and ensure that patients who require Serostim receive genuine products on a timely basis.

OTHER PRODUCTS

     Our sales of other products declined by 47.0% to $33.3 million in 2002 from $62.9 million in 2001. This decrease was primarily due to the discontinuation of Curosurf sales, lower sales of generics drugs in Latin America, and lower sales of Stilamin.

EUROPE

     Our total European product sales increased by 14.4% to $620.4 million in 2002 from $542.2 million in 2001. The increase was primarily due to the increased sales of Rebif and Saizen.

NORTH AMERICA

     Our total North American product sales increased by 22.8% to $479.6 million in 2002 from $390.6 million in 2001. In North America, the increase was primarily due to the strong performance of Rebif following its successful launch in the United States in 2002, and increased Saizen and Gonal-F sales, that were partially offset by lower Serostim sales. Our total Rebif sales in the United States were $71.2 million in 2002.

LATIN AMERICA

     Our total Latin American product sales decreased by 16.5% to $109.2 million in 2002 from $130.9 million in 2001. Our sales performance in 2002 was adversely impacted by the continued economical difficulties in several countries in Latin America, Argentina in particular.

OTHER REGIONS

     In the Middle East, Africa and Eastern Europe regions, our product sales increased by 28.0% to $107.6 million in 2002 from $84.1 million in 2001, due primarily to the continued sales growth of Rebif and Gonal-F in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 1.4% to $55.2 million in 2002 from $54.4 million in 2001, due largely to increased demand of Gonal-F, which was partially offset by lower sales of urinary products. In Japan, our product sales decreased by 0.5% to $29.2 million in 2002 from $29.3 million in 2001, due primarily to the weakening of the Japanese Yen, which was partially offset by increased demand for Saizen and Metrodin HP. In Oceania, our product sales increased by 22.4% to $21.9 million in 2002 from $17.9 million in 2001, due largely to higher Rebif and Gonal-F sales.

ROYALTY AND LICENSE INCOME

                              Year ended December 31,
                -------------------------------------------
                 2002   % Change    2001   % Change   2000
                ------  ---------  ------  ---------  -----
Royalty income  $113.1      14.0%  $ 99.2      27.0%  $78.1
License income    10.3     (63.1)    27.9      91.1    14.6
                ------             ------             -----
     TOTAL . .  $123.4     (2.9%)  $127.1      37.1%  $92.7
                ======             ======             =====

     Our revenues from royalty and license income decreased by 2.9% to $123.4 million in 2002, compared to $127.1 million in 2001. Our royalty income reached $113.1 million in 2002 compared to $99.2 million in 2001. The increase was due primarily to higher royalty income from Biogen on its sales of Avonex and from Organon on its sales of Puregon.

     Our license income decreased to $10.3 million in 2002 from $27.9 million in 2001. The decrease of our license income was mainly due to the fact that in 2001 we received an exceptional payment of $27.6 million from a third party related to the divestiture of a product which was not core to our business. The license income for 2002 reflected primarily the amortization of the deferred up-front payment from the co-promotion agreement with Pfizer for Rebif in the United States. We received an up-front payment of $200 million from Pfizer, which has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement, which ends in 2013.

OPERATING EXPENSES

COST OF PRODUCT SALES

     Our cost of product sales increased by 5.0% to $223.8 million in 2002 from $213.2 million in 2001. This increase was driven by higher product sales. However, cost of product sales increased less than product sales due to an increasing proportion of our product sales from higher margin recombinant product and due to increased production yields driven by technical improvements in our biotechnology manufacturing processes. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 15.7% to $1,199.4 million, or 84.3% of product sales, in 2002 from $1,036.2 million, or 82.9% of product sales, in 2001.

     SELLING, GENERAL AND ADMINISTRATIVE

     Our SG&A expenses increased by 14.8% to $512.9 million in 2002 from $446.9 million in 2001. SG&A expenses represented 33.2% of revenues in 2002, compared to 32.5% in 2001. This increase was primarily due to:

     -    Higher overall sales volumes;

     - Investment in selling and marketing infrastructure in 2002 for the launch of Rebif in the United States;

     - Payment of sales commissions to Pfizer related to the co-promotion agreement for Rebif;

     - Selling & marketing expenses associated with the roll-out of three new recombinant products in the area of reproductive health (Ovidrel, Luveris and Gonal-F multidose); and

     - Roll-out of new devices in the area of growth hormone deficiency (cool.click and one.click).

     RESEARCH AND DEVELOPMENT, NET

                                      Year ended December 31,
                                     -------------------------
                                      2002     2001     2000
                                     -------  -------  -------
                                     (U.S. dollars in millions)
R&D expense, gross. . . . . . . . .  $358.3    308.8    263.4
Government grants . . . . . . . . .    (0.2)    (0.2)    (0.2)
                                     -------  -------  -------
R&D EXPENSE, NET. . . . . . . . . .  $358.1   $308.6   $263.2
                                     =======  =======  =======
R&D EXPENSE, NET AS A % OF REVENUES    23.2%    22.4%    21.2%
                                     =======  =======  =======

     Our net research and development expenses increased by 16.1% to $358.1 million, or 23.2% of revenues, in 2002 from $308.6 million, or 22.4% of revenues, in 2001. This increase in our research and development expenses was due to several factors:

     - Our investment in strategic external collaborations. In 2002, we made significant progress in the area of business development with the achievement of agreements with leading biotechnology partners for late-stage and marketed products;

     - The further development of our functional genomics and discovery activities with the integration of the genetic genomic capabilities of Genset S.A.; and

     - The further development of the pipeline inclusive of the manufacturing process.

     RESTRUCTURING CHARGE

     In December 2002, we took a one-time $16.3 million restructuring charge related to:

     - The final stage of the closure of our production facilities for urine-derived reproductive hormone products in Italy. This action reflected our strategy to replace urine-derived fertility products with recombinant products; and

     - The sale of two companies in Latin America, in connection with our withdrawal from the generics sector, which was not core to our business.

     OTHER OPERATING EXPENSE, NET

     Our net other operating expense was $85.8 million in 2002, compared to $70.2 million in 2001. This 22.3% increase was due to a number of factors including:

     - Our net royalty expenses increased to $34.8 million in 2002 compared to $22.9 million in 2001, in line with the increase in royalty income. In 2002, we reached an agreement with Berlex Laboratories Inc., the U.S. subsidiary of Schering AG, concerning patents No. 5 376 567, which relate to the production of human interferon-beta. Under the terms of the settlement we received a non-exclusive license to import, manufacture and sell Rebif in the United States, that will require us to pay a royalty to Berlex Laboratories Inc., based on U.S. sales of Rebif;

     - Amortization of intangibles and other long-term assets decreased to $22.8 million in 2002 compared to $31.6 million in 2001; and

     - Litigation and legal costs increased to $13.3 million in 2002 compared to $7.6 million in 2001.

OPERATING INCOME

     Our operating income increased by 3.5% to $349.6 million in 2002 from $337.7 million in 2001. As a percentage of revenues, our operating income was 22.6% in 2002 compared to 24.5% in 2001.

FINANCIAL INCOME, NET

     Our net financial income decreased to $36.5 million in 2002 from $51.4 million in 2001. This decrease was primarily due to lower interest rates on U.S. dollar deposits, and because we incurred translation losses of $13.9 million in 2002 compared to $9.1 million in 2001 arising primarily from various currency devaluations in Latin America.

TAXES

     Our total taxes decreased by 9.6% to $63.1 million in 2002 from $69.8 million in 2001 due primarily to our manufacturing process improvements which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 16.4% in 2002 from 18.1% in 2001.

NET INCOME

     Our net income increased by 1.3% to $320.8 million in 2002 from $316.7 million in 2001. Our net income represented 20.7% of revenues, compared to 23.0% in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000 TOTAL

REVENUES

     Our total revenues increased by 11.0% to $1,376.5 million compared to $1,239.7 million in 2000.

PRODUCT SALES

     Our consolidated worldwide product sales increased by 8.9% to $1,249.4 million in 2001 from $1,147.0 million in 2000. There was an adverse currency effect of $30.5 million that was primarily due to the weakness of the Euro, Swedish Krone, Canadian Dollar, Japanese Yen and Australian Dollar against the U.S. Dollar. Our product sales were impacted by two major events during 2001:

     - On April 4, we announced the voluntary recall of Crinone due to a drug application problem of the gel in some applicators. This decision was based on the recommendation of Columbia Laboratories Inc., the manufacturer of Crinone. Between April 4 and December 31 we incurred product returns from our wholesalers for a total of $3.1 million, which were recorded in reduction of our product sales.

     Consequently, our sales of Crinone reached $2.4 million in 2001 (net of product returns) compared to $27.4 million in 2000; and

     - On February 22, we signed a termination agreement with Chiesi Farmaceutici S.p.A., a pharmaceutical company with headquarters in Parma, Italy, bringing to an end the right for our company to use the trademark Curosurf and the right to use and employ the know-how related to this surfactant product. We initially obtained these rights from Chiesi in July 1991. This termination agreement was signed for an undisclosed amount, to be paid by Chiesi in several installments.

     As a result of this agreement, we discontinued gradually our sales of Curosurf, which were brought to an end in December 2001. Our total Curosurf sales were $10.4 million in 2001 compared to $18.3 million in 2000. Excluding Crinone and Curosurf sales in 2001 and 2000, our product sales were $1,236.6 million and $1,101.3 million respectively, representing an increase of 12.3% year on year.

     Our sales of recombinant products increased by 20.9% to $1,027.4 million, or 82.2% of total product sales, in 2001 from $849.6 million, or 74.1% of total product sales, in 2000. Our sales of urine-derived and other non-recombinant products decreased by 25.4% to $222.0 million, or 17.8% of total product sales, in 2001 from $297.4 million, or 25.9% of total product sales, in 2000. The changing sales mix reflects our strategy of focusing on biotechnology products, the transition from urine-derived products to recombinant products, and the voluntary recall of Crinone as discussed above.

     REPRODUCTIVE HEALTH

     Our reproductive health product sales decreased by 3.0% to $574.3 million in 2001 from $592.3 million in 2000. Excluding the impact of the Crinone recall, our reproductive health product sales increased by 1.2%. Our sales of Gonal-F increased by 12.2% to $410.5 million in 2001 from $365.9 million in 2000. As a result of the continued switch to biotechnology products, our sales of Metrodin HP declined by 30.1% to $67.1 million in 2001 from $96.1 million in 2000. We expect that we will continue to gradually replace Metrodin HP with Gonal-F. Our sales of Pergonal declined by 31.3% to $38.1 million in 2001 from $55.4 million in 2000. Our sales of Cetrotide reached $10.6 million in 2001 compared to $0.6 million in 2000. We had purchased the marketing rights of this product from ASTA Medica in 2000 for an undisclosed amount.

     NEUROLOGY

     Our sales of Rebif increased by 49.3% to $379.6 million in 2001 from $254.2 million in 2000. At the end of 2001, approximately 38,000 patients had been treated with Rebif, compared with approximately 28,000 at the end of 2000. Following FDA approval on March 7, 2002, Rebif was launched in the United States on March 11, 2002. Outside the United States, we estimate that our market share at the end of 2001 was approximately 36%, compared with 32% at the end of 2000.

     GROWTH AND METABOLISM

     Our growth and metabolism product sales increased by 2.4% to $232.6 million in 2001 from $227.1 million in 2000. Our sales of Saizen increased by 19.2% to $107.3 million in 2001 from $90.0 million in 2000. This increase was due to higher demand in the United States, where we introduced the first needle free device, cool.click, and higher demand in Europe where we introduced an improved auto-injector, one.click. These results are net of sales return provisions of $4.4 million for the year 2000 in respect of a dispute with a co-promoter in the United States. Excluding this adjustment, sales increased by 13.6% in the year.

     Our sales of Serostim decreased by 8.6% to $125.3 million in 2001 from $137.1 million in 2000. Serostim sales declined as a result of tighter reimbursement and usage guidelines in key U.S. states.

     OTHER PRODUCTS

     Our sales of other products declined by 14.4% to $62.9 million in 2001 from $73.4 million in 2000. This decrease was essentially due to the discontinuation of Curosurf sales, as discussed above, and the discontinuation of Ukidan sales during 2000.

     EUROPE

     Our total European product sales increased by 17.9% to $542.2 million in 2001 from $460.1 million in 2000. The increase was primarily due to the strong sales of Rebif throughout Europe and, to a lesser extent, increasing sales of reproductive health products and sales of Saizen.

     NORTH AMERICA

     Our total North American product sales decreased by 3.5% to $390.6 million in 2001 from $404.9 million in 2000. This decrease was essentially due to the recall of Crinone and lower Serostim sales. Meanwhile our sales of Rebif in Canada continued to progress well. Adjusted for the recall of Crinone, like-for-like product sales in North America grew 2.0%.

     In spite of the economic difficulties observed in some Latin American countries, notably Argentina, our total Latin American product sales increased by 15.2% in dollar terms, to $130.9 million in 2001 from $113.6 million in 2000. The increase was due primarily to the increased demand for Rebif and Gonal-F.

     OTHER REGIONS

     In the Middle East, Africa and Eastern Europe regions, our product sales increased by 15.8% to $84.1 million in 2001 from $72.6 million in 2000, due primarily to the continued sales growth of Rebif, and also Gonal-F, in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 28.8% to $54.4 million in 2001 from $42.2 million in 2000, due largely to higher sales of Stilamin and Gonal-F, notably in China. In Japan, our product sales decreased by 22.5% to $29.3 million in 2001 from $37.9 million in 2000, due primarily to the weakening of the Japanese Yen, and lower demand for Saizen and Metrodin HP in the Japanese market. In Oceania, our product sales increased by 13.3% to $17.9 million in 2001 from $15.8 million in 2000, due primarily to the good progression of Rebif in Australia.

     ROYALTY AND LICENSE INCOME

                           Year ended December 31,
                ------------------------------------------
                 2001   % Change   2000   % Change   1999
                ------  ---------  -----  ---------  -----
                         (U.S. dollars in millions)
Royalty income  $ 99.2      27.0%  $78.1      42.0%  $55.0
License income    27.9      91.1    14.6     (37.6)   23.4
                ------             -----             -----
     TOTAL . .  $127.1      37.1%  $92.7      18.2%  $78.4
                ======             =====             =====


     Our revenues from royalty and license income increased by 37.1% to $127.1 million in 2001, compared to $92.7 million in 2000. This increase was due to two factors:

     - A non-disclosed license income arising from the payment from Chiesi in 2001 in respect of the termination of our agreement on Curosurf, as discussed above; and

     - Higher royalty income from Biogen on its sales of Avonex, from Organon on its sales of Puregon and from Immunex on its sales of Enbrel.

OPERATING EXPENSES

COST OF PRODUCT SALES

     Our cost of product sales decreased by 7.3% to $213.2 million in 2001 from $229.9 million in 2000. This decrease was due to increased production yields due to technical improvements in our biotechnology manufacturing processes and an increasing proportion of our product sales from higher margin recombinant products. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 13.0% to $1,036.2 million, or 82.9% of product sales in 2001 from $917.1 million, or 80.0% of product sales in 2000.

SELLING, GENERAL AND ADMINISTRATIVE

     Our SG&A expenses increased by 13.5% to $446.9 million in 2001 from $393.7 million in 2000. This increase was primarily due to higher product sales volumes, our marketing investment in the second half of 2001 in anticipation of a potential launch of Rebif in the United States in 2002 and selling and marketing expenses associated with the launch of three new recombinant products in the area of reproductive health (Ovidrel, Luveris and Gonal-F multidose). SG&A expenses represented 32.5% of revenues in 2001, compared to 31.8% in 2000.

RESEARCH AND DEVELOPMENT, NET

                                      Year ended December 31,
                                     -------------------------
                                      2001     2000     1999
                                     -------  -------  -------
                                     (U.S. dollars in millions)
R&D expense, gross. . . . . . . . .  $308.8   $263.4   $222.1
Government grants . . . . . . . . .    (0.2)    (0.2)    (0.5)
                                     -------  -------  -------
R&D EXPENSE, NET. . . . . . . . . .  $308.6   $263.2   $221.6
                                     =======  =======  =======
R&D EXPENSE, NET AS A % OF REVENUES    22.4%    21.2%    19.5%

     Our net research and development expenses increased by 17.3% to $308.6 million, or 22.4% of revenues, in 2001 from $263.2 million, or 21.2% of revenues, in 2000. This increase in our research and development expenses was due to several factors:

     - The continuation of the head-to-head trial between Rebif and Avonex (also known as the EVIDENCE study);

     -    Seven molecules entering the development process;

     - Projects already in development progressing through the development pipeline; and

     -    The further development of our genomic activities.

OTHER OPERATING EXPENSE, NET

     Our net other operating expense was $70.2 million in 2001, compared to $31.1 million in 2000. This 125.2% increase was principally a recognition of an unrealized capital gain of $27.2 million resulting from the acquisition of Signal Pharmaceuticals Inc. by Celgene Inc. At the end of 1997, we invested $10.1 million in Signal Pharmaceuticals Inc. In return for this cash payment, we received 2,722,513 shares of series F preferred stock and 986,302 shares of series E preferred stock. During 2000, Celgene purchased Signal and, as a result of this transaction, Serono holds 466,198 shares in Celgene. This investment was valued at the Celgene stock price on the date of the acquisition agreement, of $74, giving rise to an unrealized gain of $27.2 million.

OPERATING INCOME

     Our operating income increased by 4.9% to $337.7 million in 2001 from $321.7 million in 2000. As a percentage of revenues, our operating income was 24.5% in 2001 compared to 26.0% in 2000.

FINANCIAL INCOME, NET

     Our net financial income decreased to $51.4 million in 2001 from $52.3 million in 2000. This decrease was due to several factors:

     - We earned interest income on the proceeds of the capital raised in 2000 during an entire year as opposed to five month in 2000. However, interest rates on U.S. dollar deposits declined sharply throughout 2001;

     - We recognized a net foreign currency loss of $3.1 million on our 2001 results, arising from the devaluation of the Argentine Peso during the period from December 2001 to January 2002; and

     - We realized an exceptional gain of $20.7 million in 2000 on our investment in an open-ended fund, prior to our sale of the investment in November 2000.

TAXES

     Our total taxes decreased by 0.8% to $69.8 million in 2001 from $70.4 million in 2000 due primarily to our manufacturing process improvements, as referred to above, which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 18.1% in 2001 from 18.9% in 2000.

NET INCOME

     Our net income increased by 5.2% to $316.7 million in 2001 from $301.0 million in 2000. Our net income represented 23.0% of revenues, compared to 24.3% in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for gross proceeds of $1,006.0 million and net proceeds of $951.8 million. At December 31, 2002, we had net financial assets in the amount of $1,615.9 million compared to $1,453.8 million in 2001, an increase of 11.2%. The following table represents the components and the total amount of financial assets as of December 31, 2002, 2001 and 2000:

FINANCIAL ASSETS

                                             As of December 31,
                                       -------------------------------
                                         2002       2001       2000
                                       ---------  ---------  ---------
                                          (U.S. dollars in millions)
Cash and cash equivalents . . . . . .  $  686.0   $1,131.1   $  223.0
Short-term financial assets . . . . .     378.9      344.4    1,215.5
Long-term financial assets. . . . . .     670.5      188.8       19.1
Bank advances . . . . . . . . . . . .     (70.1)    (154.2)    (162.1)
Current and long-term portion of debt     (49.4)     (56.3)    (133.1)
                                       ---------  ---------  ---------
     NET FINANCIAL ASSETS . . . . . .  $1,615.9   $1,453.8   $1,162.4
                                       =========  =========  =========

     At December 31, 2002, we had unused lines of credit for short-term financing of $112.7 million (2001: $94.1 million).

     Our cash flows from operating activities are a significant ongoing source of funds to finance operations. Cash flows from operating activities increased by 31.4% to $532.0 million in 2002 from $405.0 million in 2001. This increase was primarily due to an increase in deferred income from the payment received from Pfizer on our co-promotion agreement for Rebif in the United States. Excluding net cash items, net working capital increased to $287.1 million at December 31, 2002, from $225.1 million at December 31, 2001.

     Net cash used in investing activities was $(700.6) million in 2002 compared to net cash flows from investing activities of $648.3 million in 2001. Key movements were:

     - The change in investment strategy from investment in short-term financial assets to long-term financial assets; and

     - An increase in intangible assets due primarily to the acquisition of Genset S.A. in 2002.

     As a result of the factors discussed above, our free cash flow, which is the cash provided from our operating activities plus the cash from our investing activities, decreased to $(168.6) million in 2002 from $1,053.3 million in 2001 and $(749.3) million in 2000, as set forth below:

                                              Year ended December 31,
                                          -------------------------------
                                            2002       2001       2000
                                          ---------  --------  ----------
                                              (U.S. dollars in millions)
FREE CASH FLOWS:
Net cash flows from operating activities  $  532.0   $  405.0  $   255.4
Net cash flows from investing activities    (700.6)     648.3   (1,004.7)
                                          ---------  --------  ----------
     FREE CASH FLOW. . . . . . . . . . .   ($168.6)  $1,053.3    ($749.3)
                                          =========  ========  ==========

     Net cash flows from financing activities decreased to $(288.8) million in 2002 from $(144.4) million in 2001. This decrease was due primarily to:

     - Cash paid for shares under our share buy back program. On July 15, 2002 we announced a share buy back program for the repurchase of bearer shares up to CHF500 million over a three-year period. At the year-end, 226,507 shares had been purchased for an amount of CHF173 million or $112.5 million. This amount represented 34.6% of the authorized amount; and

     - The repayment of bank advances and long-term debt in the amount of $112.1 million.

     We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

CONTRACTUAL CASH OBLIGATIONS

     Our future minimum non-cancelable contractual obligations at December 31, 2002 are described below:

                                        Payments due by year
                     -------------------------------------------------------
                     TOTAL  Less than 1  1-3 years  4-5 years  After 5 years
                               year
                     -----  -----------  ---------  ---------  -------------
                                  (U.S. dollars in millions)
Borrowings. . . . .   48.3         23.0       10.9        4.5            9.9
Lease - operating .  130.3         26.5       40.1       22.7           41.0
Lease - finance . .    1.1          0.5        0.6        0.0            0.0
Capital commitments   51.8         51.8        0.0        0.0            0.0

     The capital commitments relate to construction costs and contractors' compensations for a building, which is expected to be completed before the end of 2003. Given the strength of our net financial assets, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

     In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 30 to the consolidated financial statements. As part of these agreements we have made commitments to make R&D payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $200 million. The exact timing of eventual payments is uncertain, but it would be over a period of the next 10 years.

     Assets with an original cost of $67.5 million at December 31, 2002 (2001:
$97.3 million) have been pledged as security against long-term debt and certain unused long-term lines of credits.

INFLATION

     Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

     You can find a discussion of recent accounting pronouncements related to IFRS and U.S. GAAP applicable to our company in note 34 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Board in note 1 to our consolidated financial statements that could have a material impact on our results.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

     Directors are elected each year at our Annual General Meeting and serve until the following Annual General Meeting, which must be held within six months after the end of each financial year.

NAME                AGE (1)               POSITION
------------------  -------  -----------------------------------

Georges Muller . .       63  Chairman
Ernesto Bertarelli       37  Vice-Chairman and Managing Director
Jacques Theurillat       44  Director
Pierre E. Douaze .       62  Director
Bernard Mach . . .       70  Director
Sergio Marchionne.       50  Director
Hans Thierstein. .       71  Director

---------------
(1)  As of March 31, 2003

     Georges Muller has been the Chairman of our board since 1999 and a board member since 1992. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for the past 25 years. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the board of directors of Societe Generale de Surveillance, Chairman of the board of directors of "La Suisse" Assurances and Vice-Chairman of Bertarelli & Cie. He is a director of Banque du Gothard; Rentenanstalt-Swiss Life; Schindler Aufzuege AG; and Kedge Capital (Jersey). He participates on the boards of various foundations and associations, namely CVCI; Fondation pour la creation d'un musee des Beaux Arts, Lausanne (Chairman); ISREC Institut Suisse de Recherche Experimentale sur le Cancer (Chairman); Pro CICR; and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland. Mr. Muller received a PhD in law and degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

     Ernesto Bertarelli is our Chief Executive Officer. He is also Vice-Chairman and the Managing Director of our board. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the board, where he was responsible for finance and operations. Mr. Bertarelli began his career with us in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is a director of Bertarelli & Cie, and a director of UBS AG, PHRMA, BIO, Interpharma and the Bertarelli Foundation. Mr. Bertarelli is the Vice-President of EBE (Emerging Biopharmaceutical Enterprises, an EFPIA specialized group). He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a BS degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

     Jacques Theurillat has been our Deputy Chief Executive Officer since May 2002, and has been a director since May 2000. Mr. Theurillat also serves as our President of European and International Sales & Marketing and previously served as our Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of our operations in Italy. He began his career with us in 1987. Since then he has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat is a director of 21 Invest Partners S.A. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and a resident of France.

     Pierre E. Douaze has been a director since 1998. Until 1998, he was a member of the executive committee and former chief executive officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy's executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a MS degree from Federal Polytechnical School and an MBA from INSEAD Fountainebleau. Mr. Douaze is a French national and a resident of Switzerland.

     Bernard Mach has been a director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was the chairman of the department of genetics and microbiology and of the graduate program in molecular and cellular biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and SAB member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is a Vice-Chairman of Lonza AG. Dr. Mach received an MD degree from the University of Geneva and did his internship and residency at the Harvard Medical School. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

     Sergio Marchionne has been a director since May 2000. Since February 2002, Mr. Marchionne has served as Chief Executive Officer and a member of the board of directors of Societe Generale de Surveillance. From October 2000 until February 2002, Mr. Marchionne served as Chief Executive Officer of Lonza Group, which was spun-off from Alusuisse-Lonza in October 2000. Mr. Marchionne still serves as Vice-Chairman of the Lonza Group. Prior to that he worked at Alussuisse-Lonza Group in various capacities, including Chief Financial Officer, and from 1997 as Chief Executive Officer. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne is a Canadian national and a resident of Switzerland.

     Hans Thierstein was the Chairman of our board from 1992 until 1999 and has been a board member since 1987. He served as our Chief Financial Officer from 1980 until 1996. Before joining us, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice president and corporate controller in the United States, as general manager of the Swiss and Italian operation, and as vice president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond's, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with Price Waterhouse, Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.


EXECUTIVE OFFICERS

NAME                AGE (1)                       POSITION
------------------  -------  -------------------------------------------------------
Ernesto Bertarelli       37  Chief Executive Officer
Jacques Theurillat       44  Deputy Chief Executive Officer; President of European
                             and International Sales and Marketing
Roland Baumann . .       57  Senior Executive Vice President, Head of the CEO Office
                             and Strategic Planning
Leon Bushara . . .       36  Senior Executive Vice President, Business Development
Giampiero De Luca.       48  Chief Intellectual Property Counsel
Fereydoun Firouz .       39  President, Serono, Inc.
Nathalie Joannes .       42  General Counsel
Franck Latrille. .       46  Senior Executive Vice-President, Global Product
                             Development
Francois Naef. . .       40  Senior Executive Vice-President, Human Resources
Paola Ricci. . . .       44  Senior Executive Vice-President, Worldwide Regulatory
                             Affairs and Quality Assurance
Allan L. Shaw. . .       39  Chief Financial Officer
Timothy Wells. . .       41  Senior Executive Vice President, Research

---------------
(1)  As of March 31, 2003

     Roland Baumann is our Senior Executive Vice President, Head of the CEO Office and Strategic Planning. Prior to his appointment to this position in March 2003, he was our Senior Vice President, Head of Strategic Business Planning and Corporate Administration. Before his appointment to that position in March 2000, Mr. Baumann worked for us in positions of increasing responsibility related to finance, information systems, internal audit and strategic business planning since 1991. Before joining us, Mr. Baumann was a senior vice president with La Suisse Assurance, where he was the head of process engineering and accounting and finance services. Mr. Baumann holds a degree in economics and business administration from the Ecole Superieure pour l'Economie et l'Administration in Basel.

     Leon Bushara is our Senior Executive Vice President, Business Development. Prior to his appointment to this position in March 2003, he served as our Vice President of Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in our Business Development department since 1993. Prior to joining us, Mr. Bushara founded and managed a chain of cafes and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA degree from Brown University.

     Giampiero De Luca is our Chief Intellectual Property Counsel. Prior to his appointment to this position in November 1999, Mr. De Luca worked for us in positions of increasing responsibility related to intellectual property and product development since 1988. Prior to joining us, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney.

     Fereydoun Firouz is President of Serono, Inc., our U.S. operating subsidiary. From 2001 until March 2003, he was Executive Vice President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in our sales and marketing operation since 1991 and in our government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree from George Washington University.

     Nathalie Joannes has been our General Counsel since May 2001. Prior to joining us, Ms. Joannes was assistant general counsel of Pharmacia Corporation and of one of its predecessor companies, Monsanto Company, from 1996 to 2001. From 1989 to 1996, she held positions of increasing responsibility in Monsanto's legal department. Ms. Joannes holds a law degree from the University of Liege and an LLM from the University of Pennsylvania. She is a member of the New York bar.

     Franck Latrille is our Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was our Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as our General Manager, Italian manufacturing operations. From 1994 to 1997, he served as general manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined us in 1994, following our acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux.

     Francois Naef is our Senior Executive Vice-President, Human Resources. Prior to his appointment to this position in February 2001, Mr. Naef had served as our General Counsel since November 1999 and had worked in positions of increasing responsibility in our legal department since 1988. Mr. Naef also serves as Company Secretary. Prior to joining us, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and Me Rossetti. Mr. Naef is a member of the Board of the Swiss Society of Chemical Industries as well as member of the Pharma working group of this Society. He is also a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master's degree in European law from the University of Geneva.

     Paola Ricci is our Senior Executive Vice-President, Worldwide Regulatory Affairs and Quality Assurance. Prior to her appointment to her current position in October 2000, Ms. Ricci was responsible for our corporate regulatory affairs. She joined us in 1978 and has worked in positions of increasing responsibility in the research and development organization since that time. Ms. Ricci holds a modern languages degree from the International School of Modern Languages in Rome, Italy.

     Allan L. Shaw has been our Chief Financial Officer since November 11, 2002. From 1996 until June 2002, Mr. Shaw was a member of the board of directors of Viatel Inc., an international telecommunications company for which he also served as Chief Financial Officer from 1996 until May 2001 and as corporate controller from 1994 until 1996. Mr. Shaw received a BS degree from the State University of New York (Oswego College). He is a certified public accountant in the State of New York.

     Timothy Wells is our Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as our Vice President Research, Head of Discovery, where he was responsible for integrating the discovery research in our global organization. Mr. Wells joined us from Glaxo Wellcome in 1998, where he had held a number of positions of increasing responsibility. Mr. Wells holds a PhD degree in protein engineering from Imperial College, London, a MA degree in natural sciences from the University of Cambridge and is a fellow of the Royal Society of Chemistry.

COMPENSATION

     During the year ended December 31, 2002, we paid our directors and executive officers as a group, for services in all capacities, $8.7 million. Of this amount, we paid $2.8 million pursuant to a bonus plan, which provides for payments to executive officers based on their performance and the performance of our company. In addition, during the year ended December 31, 2002, we set aside or accrued approximately $180,978 to provide pension, retirement or similar benefits for our executive officers. During the year ended December 31, 2002, we also granted to our directors and executive officers options to purchase 8,600 and 1,500 bearer shares at exercise prices of CHF 1,434 and CHF 810, respectively, expiring on April 1, 2012 and November 11, 2012, respectively. During the year ended December 31, 2002, we paid our most highly compensated director a total of $2,867,123, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (inclusive of honoraria, salary, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred).

     None of our directors has a service contract with us or any of our subsidiaries that provides for benefits upon termination of their mandate.

BOARD COMMITTEES

     AUDIT COMMITTEE

     In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre Douaze and Hans Thierstein, all non-executive directors. These directors have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to our accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of our books, records, facilities and personnel.

     The Audit Committee has the following responsibilities:

     - Review with the selected independent auditors for the company the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);

     - Assure that the independence of the independent auditors is maintained;

     - Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;

     - Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function's organization, objectivity, responsibilities, plans, results, budgets and staffing;

     - Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company's internal controls;

     - Receive summaries of the audit reports issued by the internal audit department;

     - Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the Swiss Stock Exchange and the filing of the report on Form 20-F with the U.S. Securities and Exchange Commission;

     - Discuss with management and the company's General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company's contingent liabilities and risks;

     - Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;

     - Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company, for approval by the Board of Directors; and

     - Set the compensation of the independent auditors and approve all non-audited related engagements performed by the independent auditors.

     COMPENSATION COMMITTEE

     In 2001, the Board of Directors also established a Compensation Committee, which consisted as of December 31, 2002, of Georges Muller, Pierre Douaze and Sergio Marchionne, all non-executive directors. Since December 31, 2002, Hans Thierstein, who is a non-executive director, has replaced Mr. Muller on the Compensation Committee. The Compensation Committee ensures that our senior executives are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice, and applicable legal requirements.

     The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of our executives.

     The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for our executives to ensure that such plans are designed to effectively attract, retain and reward our executives, to motivate their performance in the achievement of our business objectives and to align their interest with the long-term interest of the shareholders. In particular, the Compensation Committee ensures that:

     - The company's annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company's financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and

     - The company's long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company's long-term goals, key personnel retention objectives and shareholders' decisions concerning the use of capital for management incentive plans.

     The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer.

     The Compensation Committee reviews annually the individual elements of the compensation of our senior officers who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met.

     The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

     The Compensation Committee is also responsible to:

     -    Approve our Stock Option Plan and any modification thereof;

     - Approve the number of options which are granted to the Chief Executive Officer; and

     - Approve the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

     In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

     The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans, which require shareholders' approval, including proposals to create share capital for compensation plans.

     The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible to summon meetings, prepare the agenda and ensure that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration.

EMPLOYEES

     As of December 31, 2002, 2001 and 2000, respectively, we had 4,694, 4,501 and 4,268 employees, of whom approximately 1,160, 1,300 and 1,200, respectively, were engaged in research and development, approximately 1,690, 1,300 and 1,200, respectively, were engaged in sales and marketing, approximately 1,465, 1,200 and 1,300, respectively, were engaged in manufacturing and approximately 380, 700 and 500 were engaged in other areas such as finance, information technology and human resources. As of December 31, 2002, 2001 and 2000, respectively, we had approximately 2,900, 2,900 and 2,700 employees in Europe, approximately 655, 600 and 500 employees in North America, approximately 300, 300 and 400 employees in Latin America and approximately 840, 700 and 700 employees in the rest of the world. In addition, we maintain consulting arrangements with a number of scientists at various universities and other research institutions in Europe, Israel and the United States. In Europe, our employees are covered by customary collective bargaining agreements. In the United States, none of our employees is covered by a collective bargaining agreement. We have experienced no work stoppages, and we consider our employee relations to be good.

SHARE OWNERSHIP

     As of December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Cheserex (Vaud), Switzerland, held 52.38% of our capital and 61.52% of our voting rights. Ernesto Bertarelli, our Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie.

     As of December 31, 2002, there were 11,446,444 bearer shares and 11,013,040 registered shares outstanding. The following table sets forth the ownership of our voting securities by all of our directors and current executive officers as individuals and as a group:

                         REGISTERED  PERCENT OF   BEARER     PERCENT   AGGREGATE
                           SHARES    REGISTERED   SHARES    OF BEARER   VOTING
NAME OF OWNER              OWNED       SHARES      OWNED     SHARES     PERCENT
-----------------------  ----------  ----------  ---------  ---------  ---------
Ernesto Bertarelli(1). .  9,973,200        90.6  4,746,800       41.5       65.5
Roland Baumann . . . . .          0           0          *          *          *
Leon Bushara . . . . . .          0           0          *          *          *
Giampiero De Luca. . . .          0           0          *          *          *
Pierre E. Douaze . . . .          0           0          *          *          *
Fereydoun Firouz . . . .          0           0          *          *          *
Nathalie Joannes . . . .          0           0          *          *          *
Franck Latrille. . . . .          0           0          *          *          *
Bernard Mach . . . . . .          0           0          *          *          *
Sergio Marchionne. . . .          0           0          *          *          *
Georges Muller . . . . .          0           0          *          *          *
Francois Naef. . . . . .          0           0          *          *          *
Paola Ricci. . . . . . .          0           0          *          *          *
Allan L. Shaw. . . . . .          0           0          *          *          *
Jacques Theurillat . . .          0           0          *          *          *
Hans Thierstein. . . . .          0           0          *          *          *
Timothy Wells. . . . . .          0           0          *          *          *
All directors and
 executive officers as
 a group
 (17 persons) (1)(2) . .  9,973,200        90.6  4,755,480       41.5       65.5


---------------
*    Less than one percent.
(1) Includes all registered shares and bearer shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie. Includes 3,350 bearer shares that we may issue to Mr. Bertarelli upon the exercise of stock options.
(2) Includes 10,028 bearer shares that we may issue if our directors and current executive officers exercise stock options. As of December 31, 2002, our directors and current executive officers held a total of 40,075 stock options, which have the following exercise prices and expiration dates:

         NUMBER OF OUTSTANDING OPTIONS
                     HELD
             BY OUR DIRECTORS AND         EXERCISE
          CURRENT EXECUTIVE OFFICERS    PRICE IN CHF  EXPIRATION DATE
         -----------------------------  ------------  ------------------

                                 1,320        522.50   June 17, 2005
                                 2,420        546.25   April 1, 2008
                                 3,115        546.00   April 1, 2009
                                 6,400        512.50   June 10, 2009
                                 3,770      1,520.50   April 1, 2010
                                 3,200      1,397.50   May 16, 2010
                                 8,850      1,346.00   April 1, 2011
                                 9,500      1,434.00   April 1, 2012
                                 1,500        810.00   November 11, 2012

STOCK OPTIONS

     In 1997, our shareholders first approved the creation of conditional capital for use in stock option plans for our employees. Since that time, our employees have exercised options for 19,535 bearer shares under our Stock Option Plan, and our issued and fully paid share capital reflects the issuance of those bearer shares. We have adjusted the number of options outstanding and their exercise price to reflect the two-for-one stock split that our shareholders approved at the annual meeting of shareholders held on May 16, 2000 and the grant to our option holders of one additional option for each option held as of April 15, 2000 to compensate them for the effect of the 100% stock dividend and the corresponding increase in share capital that our shareholders approved at the annual meeting.

     At our annual meeting held on May 16, 2000, our shareholders approved an increase in our conditional capital for our stock option plans so that as of December 31, 2002, the total nominal capital authorized for the grant of options to employees and directors under our option plans, as adjusted for the exercise of 4,159 options under our Stock Option Plan and purchase of 14,511 shares under our Employee Share Purchase Plan from January 1, 2002 to and including December 31, 2002, consisted of CHF 9,474,150, corresponding to 378,966 bearer shares with a par value of CHF 25 each.

     We generally grant stock options to our employees under our Stock Option Plan every plan year. Each option gives the holder the right to purchase one bearer share or one ADS. Employee options vest ratably over four years. Each employee option has a 10-year duration. The exercise price for employee options is the fair market value of our bearer shares on the virt-x at the date of grant. Until now, the option price for our ADSs has been set based on the price of the underlying bearer share at the date of the grant. In the future, the option price of our ADSs will be set based on the fair market value of our ADSs on the New York Stock Exchange at the date of the grant. In 1998, we granted 26,120 options to a total of 190 employees, at an exercise price of CHF 546.25 per bearer share. In 1999, we granted 29,160 options to a total of 218 employees, at an exercise price of CHF 546 per bearer share. In 2000, we granted 32,676 options to a total of 302 employees at an exercise price of CHF 1,520.50 per bearer share. In 2001, we granted 77,934 options to a total of 532 employees at an exercise price of CHF 1,346 per bearer share. In 2002, we granted 90,540 options to a total of 625 employees at a weighted average exercise price of CHF 1,350 per bearer share. Of these options, options for 19,535 bearer shares have been exercised, options for 27,440 bearer shares have been cancelled and are available for re-grant under the plan, and options for 209,455 bearer shares remain outstanding.

     In addition to the options we have granted to employees under our stock option plan, we have made a single grant of options to each of our directors, and we expect that we will make additional option grants to directors when their current grants have vested in full. Director options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years in the case of one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for director options is the price of our bearer shares on the virt-X on the date of the annual meeting of shareholders following which the options were granted.

     Our conditional capital covers the grants of options we made to our directors that vested or will vest in 2001 and thereafter, and will cover future grants to directors, but did not cover the grants of options to our directors that vested prior to 2001. After deducting the number of employee options that remain outstanding under our stock option plan and the options we granted to our directors that will vest in 2001 and thereafter, our conditional capital allows us to grant options for approximately an additional 158,591 bearer shares.

     A compensation charge in the amount of $1.0 million has been recognized for stock options granted in 2002, 2001 and 2000. The compensation charge related to the stock options granted is being expensed over the four-year vesting period of the options. In addition, we have taken the stock options granted to employees and directors into consideration in the calculation of diluted earnings per share.

EMPLOYEE SHARE PURCHASE PLAN

     Our Employee Share Purchase Plan became effective on January 1, 2001 in Switzerland and the United States and was implemented for our affiliates in the rest of the world throughout the 2001 year. The plan is designed to allow our eligible employees to purchase our bearer shares or American depositary shares through periodic payroll deductions.

     A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of bearer shares or ADSs on the participant's behalf at the end of the year.
The purchase price per share is 85% of the lower of (i) the average closing price of our bearer shares on the virt-X in the 10 business days prior to January 1 of the plan's year and (ii) the average closing price of our bearer shares on the virt-X in the 10 business days prior to December 31 of the plan's year.

     On January 3, 2002, January 18, 2002 and November 19, 2002, we issued 14,500, 10 and 1 bearer shares, respectively, under this plan. On January 3, 2003 and January 27, 2003, we issued 23,181 and 18 bearer shares, respectively, under this plan.

     The shares available for issuance under the plan were authorized by our shareholders through the creation of the conditional capital for stock options discussed above under "Stock Options." We reserve the right to change, amend or discontinue the plan at any time.

SHARE MATCH PLAN

     If an employee completes one year of service with us after purchasing shares through the Employee Share Purchase Plan and retains any of the purchased shares at the end of that year of service, then the employee is eligible for our Share Match Plan. Under the Share Match Plan, we will grant additional shares to each eligible employee in an amount to be determined by our Board. For the first plan year, which ended on December 31, 2001, we issued 4,208 additional shares pursuant to the plan. For the second plan year, which ended on December 31, 2002, for every three shares purchased in the Employee Share Purchase Plan on January 3, 2003 that are still held by an employee on December 31, 2003, we will issue to the employee one additional share. All share grants under the Share Match Plan are at the discretion of our Board. In jurisdictions other than the United States, the matching feature is a part of the Employee Share Purchase Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     As of December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Cheserex (Vaud), Switzerland, held 52.38% of our capital and 61.52% of our voting rights. Ernesto Bertarelli, our Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Spaeth owned in the aggregate 7.13% of our capital and 9.91% of our voting rights. Our registered shares and our bearer shares are each entitled to one vote per share.

     As of December 31, 2002, there were 11,446,444 bearer shares and 11,013,040 registered shares outstanding. The following table sets forth the ownership of our voting securities by all persons known to us to own more than 5% of our registered shares and bearer shares:

                             REGISTERED     PERCENT      BEARER     PERCENT   AGGREGATE
                               SHARES    OF REGISTERED   SHARES    OF BEARER   VOTING
NAME OF OWNER                  OWNED        SHARES        OWNED     SHARES     PERCENT
---------------------------  ----------  -------------  ---------  ---------  ---------
Bertarelli & Cie (1) . . . .  9,189,300           83.4  4,626,930       40.4       61.5
Ernesto Bertarelli (2) . . .  9,973,200           90.6  4,746,800       41.5       65.5
Maria-Iris Bertarelli (3). .    255,940            2.3    154,000        1.3        1.8
Donata Bertarelli Spaeth (3).   783,900            7.1    130,520        1.1        4.1

---------------
(1) Bertarelli & Cie is a partnership limited by shares with its principal offices in Cheserex (Vaud), Switzerland.
(2) Includes all registered shares and bearer shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie. Includes 3,350 bearer shares that we may issue upon the exercise by Mr. Bertarelli of stock options.
(3) Does not include the registered shares and bearer shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie.

     During 1999 and 2000, Bertarelli & Cie and members of the Bertarelli family sold an aggregate of 2,014,110 bearer shares in a private placement and two global share offerings. As a result of these sales, Bertarelli & Cie reduced its holdings from approximately 59.9% of the capital and 67.1% of the voting rights to approximately 51.7% of the capital and 60.9% of the voting rights, and members of the Bertarelli family reduced their aggregate holdings from approximately 10.8% of the capital and 12.6% of the voting rights to approximately 7.0% of the capital and approximately 9.8% of the voting rights.

     All of our registered shares are held by Bertarelli & Cie and members of the Bertarelli family, all of whom are residents of Switzerland. Because our publicly traded shares are in bearer form, there are no holders of record of our bearer shares. Our American depositary shares, or ADSs, each of which represents one fortieth of a bearer share, are issued in registered form. Based on information provided by The Bank of New York, the depositary for the ADS program, there were 47 holders of record of our ADSs in the United States as of February 28, 2003. We believe that approximately 12.4% of our bearer shares (including bearer shares held in the form of ADSs) are beneficially owned by residents of the United States.

RELATED PARTY TRANSACTIONS

     In 2002, from time to time we made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During 2002, we paid market-rate rental fees for the jet totaling approximately $2.0 million.

     In 2002, we continued to lease from an unaffiliated company, under a lease that expires in 2006, a building then under construction adjacent to our headquarters building that we have used to expand our headquarters facilities. The lease provides for a market rate rent of approximately $849,000 per year. Subsequent to the negotiation of the lease, Mr. Bertarelli acquired a controlling interest in the company that owns the building. During 2002, we subleased a portion of the building to another company controlled by Mr. Bertarelli for a market-rate rent of approximately $227,000 per year.

     In 2002, we provided funding in the amount of $223,000 to the Bertarelli Foundation, which is a not-for-profit organization formed to promote and improve the understanding of the many dimensions of infertility and to mobilize the resources necessary for effective treatment. Mr. Bertarelli is a director of this foundation.

     In 2002, we paid consulting fees to a company that is controlled by Mr. Bertarelli, in the amount of approximately $154,000, to advise us on our real estate strategy.

     In the course of 1999, we made a loan of CHF 325,600 (approximately $195,000) to one of our executive officers. The interest rate of the loan is calculated on the basis of LIBOR and is updated on a yearly basis. Fifty percent (50%) of the loan is repaid via monthly installments over a period ending May 2010 and, as of December 31, 2002, the outstanding amount of this portion of the loan was equivalent to CHF 134,540 (approximately $97,000). The remaining 50% of the loan, of which on December 31, 2002 CHF 162,800 (approximately $97,500) was outstanding, is payable in May 2010.

     On May 21, 2002, we made a loan of CHF 600,000 (approximately $433,000) to one of our executive officers. The interest rate of the loan is fixed at 3%. The loan is to be reimbursed in three equal annual installments plus interest over a period ending April 2005. As of December 31, 2002, the full amount of the loan was outstanding.

     We continue to hold an equity investment in Cansera International, Inc., or Cansera, a Canadian company specializing in sterile animal sera and cell culture products from which we purchase products. We purchase products from Cansera on commercial terms and conditions and at market prices. Our total purchases from Cansera for the year-ended December 31, 2002 were $2.0 million (2001:$1.7 million). As of December 31, 2002, we had $186,000 (2001:nil) payable to Cansera.

     We have obtained in the past, and may in the future obtain, commercial and investment banking services from, and have had other commercial dealings with, UBS AG and its affiliates. Ernesto Bertarelli, our Chief Executive Officer, is a director of UBS AG.

ITEM 8.   FINANCIAL  INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     Our consolidated financial statements specified by this standard are included in Item 18 and set forth on pages F-1 through F-51.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings, including breach of contract and patent infringement cases and other matters.

     Interpharm Laboratories and others of our subsidiaries are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership, or IBEP, in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. In the spring of 2002, following the failure of mediation efforts, the court ordered the trial of certain preliminary issues, including ownership and contractual issues, which are to be tried before the financial issues are heard. The trial of the preliminary issues has reached the evidence stage, which is expected to continue through 2003.

     In 1996, one of our Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco, for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by our subsidiary of its obligations, and initiated proceedings in the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. We have filed a counterclaim alleging Italfarmaco's default in the execution of the agreement and claiming monetary damages. The most recent hearing before the arbitral tribunal was held on February 19, 2002, and the parties have been asked to exchange new briefs.

     In 1999, Institut Biochimique S.A., or IBSA, initiated proceedings before the Tribunale Civile in Rome, Italy, the Tribunal de Grande Instance in Paris, France, and the Cour de Justice of the Canton of Geneva, Switzerland asserting that either our patents relating to Metrodin HP are invalid or that the processes used by IBSA do not infringe them. The proceedings filed in Switzerland and France have been stayed, pending the outcome of the proceedings in Italy. At the pre-trial hearing held on October 5, 2000, the court appointed the court's technical expert to prepare and submit expert testimony as to the validity or nullity of the patent in question and whether IBSA's processes infringe the patent. On August 13, 2001, the court's technical expert submitted his expert testimony, in which he concluded that the patent is valid. The technical expert left open the matter of infringement. The court has scheduled the final pre-trial hearing for October 2002 and, in accordance with usual practice in Italy, we expect that the final hearing will be held in the first quarter of 2003. In 1999, IBSA also filed an administrative action to challenge the validity of our German patent before the German patent office. A hearing took place in November 2000. The patent has been maintained in amended form. IBSA has appealed this decision. In the United States, where the previous request for re-examination had been rejected, a new request was filed on February 27, 2001. Although we cannot predict with any certainty the outcomes of these claims, legal proceedings and other matters, we do not believe, based upon the nature of the claims made and the information available to date to us and our counsel through investigation or otherwise, that any liability from the resolution of any such claim or proceeding would have a material adverse effect on our financial condition, results of operations or cash flows. However, were an unfavorable ruling to be made in any fiscal period, a possibility exists there would be a material impact on our net income for that period.

     Our principal U.S. subsidiary, Serono, Inc., received a subpoena in 2001 from the U.S. Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 to the present relating to Serostim. During 2002, Serono, Inc. also received subpoenas from the states of California,

Florida, Maryland and New York, which mirror the requests in the U.S. Attorney's subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into the setting of average wholesale prices and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Our subsidiary is providing documents in response to the subpoena and is cooperating with the investigation. However, it is not possible to predict the outcome of the investigation.

     On March 8, 2002, our U.S. subsidiary, Serono, Inc., filed a declaratory judgment action in U.S. District Court in Boston against Berlex Laboratories to prevent Berlex, a unit of Schering AG, from challenging our patent on Rebif. We filed the declaratory judgment action based upon representations made by Berlex in 1996 that it would file a patent infringement lawsuit upon our introduction of Rebif into the U.S. market. We reached a settlement with Berlex in this matter, pursuant to which we received a non-exclusive license to import, manufacture and sell Rebif in the United States in exchange for paying royalties to Berlex and a one-time licensing fee.

DIVIDENDS AND DIVIDEND POLICY

     The following table sets forth the amount of dividends that we have declared with respect to the past five years. We calculated the U.S. dollar amounts based on the average exchange rate for the year.

                                              2002(1)  2001  2000  1999(2)  1998
                                              -------  ----  ----  -------  ----
Declared dividend per bearer share (CHF) . .    7.00   6.25  6.00    2.00   2.00
Declared dividend per bearer share (US$) . .    4.52   3.69  3.55    1.32   1.38
Declared dividend per ADS (US$)(3) . . . . .    0.11   0.09  0.09       -      -
Declared dividend per registered share (CHF)    2.80   2.50  2.40    0.80   0.80
Declared dividend per registered share (US$)    1.81   1.48  1.42    0.53   0.55

---------------
(1) Our dividend for the 2002 fiscal year will not be declared and paid until our annual general meeting on May 6, 2003.

(2) For the fiscal year 1999, we also declared a special dividend of one bearer share for each existing bearer share and one registered share for each existing registered share, thus doubling our share capital from CHF 187,367,100 to CHF 374,734,200. In addition to an aggregate cash dividend of approximately CHF 30 million, we also paid the Swiss withholding tax totaling approximately CHF 101 million on these new shares. Some of our shareholders may be able to receive a refund of the withholding tax as described in "Item 10. Additional Information - Taxation."

(3) Amount is equal to one fortieth of the amount declared per bearer share in U.S. dollars. Actual amounts paid to holders of ADSs may vary depending on the actual exchange rate obtained by the Depositary in converting dividends from Swiss francs to U.S. dollars and on the expenses of the Depositary.

     Our current dividend policy is to pay between 20% and 30% of net income as dividends to our shareholders. The pay-out ratio is adjusted to take into account special events such as the investment for the launch of Rebif in the U.S. We cannot assure you that in the future we will pay dividends in this target range, in another amount or at all. We will review our dividend policy periodically depending on our financial position, capital requirements and general business conditions. We pay cash dividends in Swiss francs net of applicable Swiss withholding tax.

     Our bearer shares and our registered shares participate in dividends in proportion to their nominal value, which is CHF 25 for the bearer shares and CHF 10 for the registered shares. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

     Our shareholders are required to approve in a general shareholders' meeting any distribution of dividends proposed by our Board of Directors. In addition, our statutory auditors are required to declare that the dividend proposal of the Board of Directors is in accordance with Swiss law. We expect to hold the shareholders' meeting to approve any dividends in the second quarter of each year. We will pay any dividends approved at the shareholders' meeting shortly after the meeting.

     Under Swiss corporate law, in most circumstances, general reserves exceeding 20% of the nominal share capital of a company are at the disposal of the shareholders' meeting for distribution as dividends if the company is a holding company, as we are.

     Owners of ADSs will be entitled to receive any dividends paid on the underlying bearer shares. We will pay cash dividends to The Bank of New York, our depositary, in Swiss francs. The agreement with the depositary provides that the depositary will then convert the cash dividends to U.S. dollars and make payment to the holders of the American depositary receipts, or ADRs, which represent our ADSs, in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar amounts of cash dividends received by holders of ADRs. The depositary may withhold a portion of any dividend if, because of conversion from Swiss francs into U.S. dollars, that portion cannot be divided among the holders of ADRs to the nearest cent.

ITEM 9.   THE  OFFER  AND  LISTING

MARKET PRICES OF BEARER SHARES AND ADSS

     Our bearer shares have been traded on the virt-X pan-European Exchange since June 2001, under the symbol "SEO". All Swiss company shares included in the Swiss Market Index (SMI) are now traded on virt-X, which was created to increase pan-European trading liquidity. Our bearer shares had previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges since 1987.
Our bearer shares have been traded in the form of ADSs, each of which represents one fortieth of a bearer share, on the New York Stock Exchange under the symbol "SRA" since July 27, 2000. The following table sets forth, for the periods indicated, the high and low sales prices of our bearer shares in Swiss francs on the virt-X or SWX Swiss Exchange, and our ADSs in U.S. dollars on the New York Stock Exchange.

                                SWX SWISS EXCHANGE
                                     OR VIRT-X
                                 PER BEARER SHARE    NYSE PER ADS
                               -------------------  --------------
        PERIOD                   HIGH       LOW      HIGH    LOW
       ----------------------  ---------  --------  ------  ------
                                (CHF)             (US$)

       1998 . . . . . . . . .        650       421
       1999 . . . . . . . . .        875       483
       2000(1). . . . . . . .      2,160       801   31.94   20.81
       2001 . . . . . . . . .      1.820     1.100   25.50   16.85
       First Quarter. . . . .      1,570     1,132   24.06   16.85
       Second Quarter . . . .      1,810     1,306   25.50   19.25
       Third Quarter. . . . .      1,820     1,100   25.24   17.62
       Fourth Quarter . . . .      1,527     1,195   23.24   18.26
       2002 . . . . . . . . .      1,537       605   23.19   10.25
       First Quarter. . . . .      1,537     1,200   23.19   17.75
       Second Quarter . . . .      1,490       915   22.58   15.37
       Third Quarter. . . . .        995       605   16.77   10.25
       Fourth Quarter . . . .        894       627   15.00   10.65
          October . . . . . .        866       627   14.83   10.65
          November. . . . . .        894       798   15.00   13.62
          December. . . . . .        893       725   14.45   12.80
       2003 . . . . . . . . .
       First Quarter. . . . .        800       562   14.35   10.58
          January . . . . . .        800       645   14.35   12.11
          February. . . . . .        698       575   12.67   10.60
          March . . . . . . .        689       562   12.15   10.58

     (1) Trading prices per ADS for 2000 are for the period from July 27, 2000 (the first day of trading of our ADSs on the New York Stock Exchange) through December 31, 2000.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

     We were formed in 1987 as a societe anonyme or limited stock corporation under Swiss law. Our registered office is located at 1267 Coinsins (Vaud), Switzerland, and our Articles of Association are entered in the commercial register in the canton of Vaud (Ref. No. L996/00173). Our current Articles of Association are dated March 20, 2003. Article 3 states our corporate purpose as follows: "The principal object of the company is to act as a holding company (for the acquisition and management of shareholdings in Switzerland and abroad) in the pharmaceutical and related fields. The company may establish enterprises or companies, carry out any financial, commercial, industrial and real estate transactions, and conclude any contracts which further or are directly or indirectly connected with its object."

TRANSFER OF SHARES

BEARER SHARES

     The transfer of our bearer shares is effected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

REGISTERED SHARES

     The transfer of registered shares is subject to approval by our board of directors or the executive committee of our board of directors. The board of directors will not approve the transfer if the prospective acquiror of the registered shares does not certify that the registered shares will be acquired in its own name and for its own account. The board of directors may retroactively cancel any transfer of registered shares that it approved in reliance on a false certification by the potential acquiror of the registered shares that the shares would be acquired in its own name and for its own account. The board of directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that our economic independence may be threatened by the prospective transfer, or that the prospective acquiror of the registered shares is one of our competitors or a competitor of a company in which we hold a participating interest. The board of directors also may refuse to approve the transfer by offering to purchase the registered shares for our own account, for the accounts of other shareholders or for the accounts of third parties. If we offer to purchase the registered shares for the accounts of other shareholders, we will follow the principle of equal treatment of all holders of registered shares.

     If the registered shares are transferred by succession, we will automatically enter the name of the acquiror in the share register unless we conclude that there are adequate grounds for refusal, as we describe above. If we refuse to allow such a transfer of registered shares by succession, we will offer to purchase the shares for our own account, for the accounts of other shareholders or for the accounts of third parties. If we offer to purchase the registered shares for the accounts of other shareholders, we will follow the principle of equal treatment of all holders of registered shares.

     A holder of registered shares must have the approval of our board of directors or the executive committee of the board in order to use such shares as a pledge, guarantee or security.

     A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

SHAREHOLDERS' MEETINGS

     Under Swiss law, a general annual shareholders' meeting must be held within six months after the end of each financial year. Shareholders' meetings may be convened by the board of directors or, if necessary, by the statutory auditors. The board of directors is required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by shareholders holding in aggregate at least 10% of the company's nominal share capital. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. A shareholders' meeting is convened by publishing a notice in the Swiss Official Gazette of Commerce and sending a notice to each holder of registered shares at the address indicated in the share register at least 20 days prior to the meeting.

     There are no provisions in our Articles of Association that require a quorum for shareholders' meetings.

     Resolutions generally require the approval of an absolute majority of the shares represented at the shareholders' meeting. Shareholders' resolutions requiring a vote by absolute majority include, among others, amendments to the Articles of Association other than those indicated below, elections of directors and statutory auditors, approval of the annual report and the annual group accounts, the setting of the annual dividend and decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting.

     A resolution passed at a shareholders' meeting with a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at the meeting is required for:

     -    changes in our purpose;

     -    the creation of shares with privileged voting rights;

     -    the restriction of the transferability of registered shares;

     -    an authorized or conditional increase in share capital;

     - an increase in share capital by way of transformation of reserves, against contribution in kind, for the acquisition of assets or involving the grant of special benefits;

     -    the restriction or elimination of preemptive rights of shareholders;

     -    a transfer of our registered office; or

     - dissolution other than by liquidation, such as a merger in which we are not the surviving entity.

     In addition, under Swiss law, the introduction and abolition of any provision in the Articles of Association providing for a qualified majority must be adopted with such qualified majority.

     At shareholders' meetings, shareholders can be represented by proxy. Voting takes place openly unless the shareholders' meeting resolves to vote by ballot or a ballot vote is ordered by the chairman of the meeting.

NET PROFITS AND DIVIDENDS

     Swiss law requires that at least 5% of the annual net profits of a corporation must be retained by the corporation as general reserves for so long as general reserves amount to less than 20% of the company's nominal share capital.

     Under Swiss law, a corporation may pay dividends only if it has sufficient distributable profits from previous business years or if the reserves of the corporation for dividend distribution are sufficient to allow the distribution of a dividend. In either event, dividends may be paid out only after they have been approved by the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The statutory auditors must confirm that the dividend proposal of the board conforms to Swiss law. In practice, the shareholders' meeting usually approves the dividend proposal of the board of directors.

     Under Swiss law, unless a corporation's articles of association provide for a dividend preference, when a corporation has shares with different nominal values it must pay dividends in proportion to the relative nominal values of the shares. Our articles of association do not provide for a dividend preference. Because our bearer shares have a nominal value of CHF 25 and our registered shares have a nominal value of CHF 10, dividends per share on our bearer shares are 2.5 times the dividends per share on our registered shares.

     Dividends are usually due and payable a few business days after the shareholders' resolution relating to the allocation of profits has been passed. The statute of limitations in respect of dividend payments is five years. Dividends for which no payment has been requested within five years after the due date accrue to us and are allocated to our general reserves.

PREEMPTIVE RIGHTS

     Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders' meeting. Shareholders of a corporation have certain preemptive rights to subscribe, in proportion to the nominal amount of shares held, for new issues of shares, bonds with warrants or convertible bonds. Shareholders may only subscribe for their class of shares if the different classes are increased simultaneously and in the same proportion. A resolution adopted at a shareholders' meeting with a qualified majority, however, may limit or suspend preemptive rights in certain limited circumstances.

     U.S. securities laws may restrict the ability of U.S. persons, as that term is defined in Regulation S promulgated under the U.S. Securities Act of 1933, as amended, who hold shares to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable or choose not to register the securities under the U.S. securities laws and are unable to rely on an exemption from registration under those laws.

REPURCHASE OF SHARES

     Swiss law limits the amount of shares that we may hold or repurchase. We may repurchase shares only if:

     -    we have sufficient free reserves to pay the purchase price; and

     - the aggregate nominal value of the shares does not exceed 10% of our nominal share capital.

     Furthermore, we must create a reserve on our balance sheet in the amount of the purchase price of the repurchased shares. Repurchased shares that we or our subsidiaries hold do not carry any rights to vote at a shareholders' meeting but are entitled to the economic benefits applicable to shares generally.

NOTICES

     We publish notices to shareholders in the Swiss Official Gazette of Commerce. In addition, we usually publish our official notices, such as invitations to shareholders' meetings and payment of dividends, in the following Swiss newspapers: AGEFI, Le Temps and Finanz und Wirtschaft. Our board of directors, however, reserves the right to change any of these media, other than the Swiss Official Gazette of Commerce, or to add additional ones at its sole discretion.

DURATION AND LIQUIDATION

     Our Articles of Association do not limit our duration.

     We may be dissolved at any time by a shareholders' resolution which must be passed by:

     - an absolute majority of the shares represented at the meeting in the case of dissolution by way of liquidation; or

     - a qualified majority of at least two-thirds of the votes represented and an absolute majority of the nominal value of the shares represented at the meeting in other events, such as a merger in which we are not the surviving entity.

     Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up nominal value of shares held.

NOTIFICATION OF SHARE INTERESTS

     Under the Swiss Stock Exchange Act, shareholders, or shareholder groups acting in concert, who acquire or dispose of shares and thereby reach, exceed or fall below the respective threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 1/2% of the voting rights of a Swiss listed corporation must notify the corporation and the stock exchange on which such shares are listed of the acquisition or disposition in writing within four business days, whether or not the voting rights can be exercised. However, the sale of shares acquired prior to January 1, 1998 was not subject to this reporting duty if the sale occurred before January 1, 2001. Following receipt of such notification, a corporation must inform the public.

     In addition, under Swiss company law we must disclose the identity of all shareholders who we are aware hold more than 5% of our voting rights. Such disclosure must be made once a year in the notes to the financial statements as published in our annual report.

MANDATORY BID RULES

     According to the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a listed Swiss corporation will have to submit a takeover bid to all the remaining shareholders. This mandatory bid obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquiror. The Swiss Takeover Board or the Swiss Federal Banking Commission may grant such a waiver from the mandatory bid rules. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances enacted thereunder.

ANTI-TAKEOVER EFFECTS

     Each of our bearer shares and registered shares entitles the holder to one vote. Since the nominal value of the bearer shares is two and one-half times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights. Generally, super voting shares are viewed as having anti-takeover implications. As of December 31, 2002, the Bertarelli family controlled approximately 71.4% of the outstanding voting power. As a result, no third party can take over our company without the approval of the Bertarelli family.

CONVERSION OF REGISTERED SHARES INTO BEARER SHARES

     According to our Articles of Association, at a general meeting of shareholders, our shareholders may vote to convert some or all of our registered shares into bearer shares, and some or all of the bearer shares into registered shares, at any time. If part or all of our registered shares are converted into bearer shares of a nominal value of CHF 10, the privileged voting rights of such converted shares will lapse as a matter of law and one converted share will have
0.4 votes as compared to one vote of a bearer share of CHF 25 nominal value. If at the same time we split our bearer shares into bearer shares of CHF 10, then the present rule of one vote per share may be maintained. The bearer shares into which the registered shares are converted would not be subject to any transfer restrictions.

CONVERSION OF BEARER SHARES INTO REGISTERED SHARES

     Under current Swiss law and pursuant to our Articles of Association, all or part of our bearer shares may be converted into registered shares. Such conversion has to respect the proportional ownership of each shareholder. The conversion of bearer shares into registered shares as such would not change the rule that one share carries one vote. The transfer restrictions currently in effect for registered shares would not be valid for such converted shares.
Under current Swiss law, the only permissible transfer restriction for listed registered shares is that voting rights may not be granted to a shareholder or a group of shareholders acting in concert in excess of a percentage limit that may be expressed in the Articles of Association. Our Articles of Association do not contain any such restriction.

SHARE CAPITAL INCREASES AND DECREASES

     Our shareholders may increase our share capital by passing a resolution at a general meeting of shareholders by an absolute majority of the shares represented at the meeting in person or by proxy. A majority of two-thirds of the shares represented in person or by proxy and the absolute majority of the nominal value of the shares represented is required:

     - to increase our share capital if the capital increase is made in consideration of contributions in kind, for the purpose of acquiring assets or for the grant of special benefits;

     -    if the preemptive rights of our shareholders are limited or excluded;
          or

     -    in the event of a transformation of reserves into share capital.

     In addition, under the Swiss Federal Code of Obligations, the general meeting of shareholders may, with a majority of two-thirds of the shares represented in person or by proxy and an absolute majority of the nominal value of the shares represented, decide on an increase of share capital in a specified aggregate nominal amount up to 50% of share capital in the form of:

     - conditional capital for the purposes of issuing shares (i) to grant conversion rights or warrants to holders of convertible bonds or (ii) to grant rights to employees of the corporation to subscribe to new shares; and

     - authorized capital to be utilized by the board of directors within a period not to exceed two years.

     Pursuant to Swiss law, any decrease in share capital following a special procedure requires the approval of a general meeting of shareholders by an absolute majority of the shares represented in person or by proxy at the meeting.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS

     There are currently no limitations, either under the laws of Switzerland or in our Articles of Association, on the rights of non-residents of Switzerland to hold or vote our shares or ADSs. In addition, there are currently no Swiss foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends on unrestricted shareholders' equity.

TAXATION

     The following is a discussion of the material Swiss tax and United States federal income tax consequences of the acquisition, ownership and disposition of bearer shares or ADSs by U.S. Holders, as defined below.

     This summary does not purport to address all tax consequences of the ownership of bearer shares or ADSs and does not take into account the specific circumstances of any particular investors. In particular, the description of U.S. tax consequences deals only with U.S. Holders that will hold bearer shares or ADSs as capital assets and who do not at any time own individually, nor are treated as owning, 10% or more of the shares of the company. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding bearer shares or ADSs as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose functional currency is not the U.S. dollar.

     This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended, or the "Code", its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, or the Treaty, all as in effect on the date hereof and all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, the summary is based in part upon the representations of The Bank of New York, or the Depositary, as depositary under our ADS program, and the assumption that each obligation in the deposit agreement between us and the Depositary and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a U.S. Holder is any beneficial owner of bearer shares or ADSs that is for U.S. federal income tax purposes:

     -    an individual citizen or resident of the United States;

     - a corporation, or other entity that is taxable as a corporation, organized under the laws of the United States or any State thereof, including the District of Columbia;

     - an estate the income of which is subject to U.S. federal income tax without regard to its source; or

     - a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or which elects under U.S. Treasury regulations to be treated as a U.S. person; or

     If a partnership holds bearer shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons holding bearer shares or ADSs through a partnership should consult their tax advisers as to their status.

     A Non-U.S. Holder is any beneficial owner of bearer shares or ADSs that is not a U.S. Holder. An Eligible U.S. Holder is a U.S. Holder that:

     -    is a resident of the United States for purposes of the Treaty;

     - does not maintain a permanent establishment or fixed base in Switzerland to which bearer shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

     - who is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the bearer shares or ADSs.

     This discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation, withholding tax and stamp duties. You are urged to consult your tax advisors regarding the U.S. federal, state and local and the Swiss and other tax consequences of owning and disposing of bearer shares or ADSs. In particular, you are urged to confirm your status as Eligible U.S. Holders with your advisors and to discuss with your advisors any possible consequences of your failure to qualify as Eligible U.S. Holders. Also, Non-U.S. Holders should consult their own tax advisors, particularly as to the applicability of any tax treaty.

     In general, and taking into account the earlier assumptions, for Swiss tax and U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADSs, and exchanges of shares for ADRs, and ADRs for shares, will not be subject to Swiss tax or to U.S. federal income tax.

SWISS TAXATION

     WITHHOLDING TAX ON DIVIDENDS AND DISTRIBUTIONS.   Dividends paid and
similar cash or in-kind distributions made by us to a holder of bearer shares or ADSs, including liquidation proceeds in excess of the nominal value of the shares and stock dividends, are subject to a Swiss federal withholding tax, or the Withholding Tax, at a rate of 35%. We must withhold the Withholding Tax from the gross distribution and pay it to the Swiss Federal Tax Administration.

     A recipient of one of our distributions who is not a resident of Switzerland for tax purposes and does not hold the bearer shares or ADSs in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business, which is called a non-resident holder, is subject to the Withholding Tax described above. The non-resident holder may be entitled to a full or partial refund of the Withholding Tax if the country in which he resides has entered into a bilateral treaty for the avoidance of double taxation with Switzerland. The United States has entered into such a bilateral treaty with Switzerland, which we call the Treaty.

     CAPITAL GAINS UPON DISPOSAL OF BEARER SHARES OR ADSS.   Under current Swiss
law, a U.S. holder of bearer shares or ADSs, who is not a resident of Switzerland, will be exempted from any Swiss federal, cantonal or municipal income tax during the year on the sale of bearer shares or ADSs.

     A non-resident holder of Swiss shares will not be liable for any Swiss taxes other than the Withholding Tax described above and the Stamp Duties upon Transfer of Securities (described below) if the transfer occurs through or with a Swiss bank or other Swiss securities dealer. If, however, the bearer shares or ADSs can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland during the relevant tax year, then this person may be subject to Swiss taxes generally in relation to its holding of the shares.

OBTAINING A REFUND OF SWISS WITHHOLDING TAX

     The Treaty provides for a mechanism whereby an Eligible U.S. Holder can seek a refund of the Withholding Tax paid on dividends in respect of our shares, to the extent such withholding exceeds 15%. The Depositary intends to make use of informal procedures under which it will submit a certificate to the Swiss tax authorities in respect of all U.S. Holders who have provided certifications of their entitlement to Treaty benefits. So long as these procedures remain available it generally should be possible for Eligible U.S. Holders to recover on a timely basis Withholding Tax in excess of the 15% rate as provided in the Treaty. There can be no assurance that these informal procedures will remain available.

     Alternatively, an Eligible U.S. Holder may apply for a refund of the Withholding Tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source. We will provide this information on request.

STAMP DUTIES UPON TRANSFERS OF SECURITIES (UMSATZABGABE)

     The sale of bearer shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of bearer shares by or through a member of the Swiss Exchange may be subject to a stock exchange levy.

UNITED STATES FEDERAL INCOME TAXATION

     TAXATION OF DIVIDENDS. Under the U.S. federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid by us (before reduction for Swiss withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of bearer shares, or by the Depositary, in the case of ADSs. Dividends received by a U.S. Holder will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includable in income of a U.S. Holder will be the U.S. dollar value of the Swiss franc payments made, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend distribution is includable in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain will generally be income from sources within the United States and such losses will generally be used to offset U.S. source income for foreign tax credit limitation purposes. Although not free from doubt, a U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Swiss Withholding Tax to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the bearer shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits for U.S. federal income tax purposes.

     Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability. See "-Swiss Taxation-Obtaining a Refund of Swiss Withholding Tax," above, for the procedures for obtaining a refund of tax.

     For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income").

     Distributions of additional shares to U.S. Holders with respect to their bearer shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     TAXATION OF CAPITAL GAINS. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of bearer shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such bearer shares or ADSs. Generally, such gain or loss will be a capital gain or loss. Capital gains realized by a U.S. Holder that is an individual, estate or trust are generally subject to federal income tax at a reduced rate, if the U.S. Holder's holding period for the bearer shares or ADSs exceeds one year. Limitations apply to the deductibility of capital losses by corporate and non-corporate U.S. Holders. Any gain recognized by a U.S. Holder on the sale or other disposition of the bearer shares or ADSs generally will be treated as U.S. source gain and any loss generally will be used to offset U.S. source income for purposes of the U.S. foreign tax credit limitations.

     ADDITIONAL TAX CONSIDERATIONS

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     We believe that our bearer shares or ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, we would be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held its bearer shares or ADRs, either (1) at least 75% of our gross income for the taxable year was "passive income" or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets was attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. Holder made a "QEF election" or a mark-to-market election, gain realized on the sale or other disposition of bearer shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gains and certain "excess distributions" ratably over the holder's holding period for the bearer shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, reporting requirements will apply to dividends in respect of bearer shares and ADSs and the proceeds received on the disposition of bearer shares or ADSs paid within the United States or through certain U.S. related financial intermediaries to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply, from time to time at rates established under the Code, to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number and other information or fails to comply with certain other requirements. The current backup withholding rate is 30%. The amounts of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

AVAILABLE INFORMATION

     We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer, and in accordance with the Exchange Act we file annual reports on Form 20-F with and provide other information to the Commission. You can inspect our annual reports, including exhibits thereto, and other information filed with or provided to the Commission without charge and copy those documents, upon payment of prescribed rates, at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330. You can obtain copies of our filings by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, you can inspect and copy these materials at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our filings and other Commission submissions made on or after October 23, 2002 are also available to the public on the Commission's website at http://www.sec.gov.
                               ------------------

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk, primarily related to foreign exchange, interest rates and the market value of our investment in financial assets. These exposures are actively managed by the Serono group treasury in accordance with a written treasury policy approved by the Board of Directors and subject to internal controls. To minimize earnings or cash flow volatility relating to these exposures, to protect the yield on the investment of liquid funds, and to manage the cost of our debt, we use a variety of derivative financial instruments. We do not use financial derivatives for speculative reasons or purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

EXCHANGE RATE EXPOSURE

     CURRENCY RISK MANAGEMENT

     As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the major world currencies. Our transactional currency risk exposure occurs on revenues and expenses that are generated in currencies other than the U.S. dollar. The following table provides information about our product sales and operating expenses (comprising SG&A and R&D) by major currencies for 2002, 2001 and 2000:

                                   Year ended December 31
                                   ----------------------
                                    2002    2001    2000
                                   ------  ------  ------
PRODUCT SALES
   In U.S. dollar . . . . . . . .   46.0%   46.0%   50.0%
   In Euro. . . . . . . . . . . .   37.0    35.0    32.0
   In other currencies. . . . . .   17.0    19.0    18.0
                                   ------  ------  ------
TOTAL . . . . . . . . . . . . . .  100.0%  100.0%  100.0%
                                   ======  ======  ======

OPERATING EXPENSES (SG&A AND R&D)
   In U.S. dollar . . . . . . . .   34.0%   38.0    36.0%
   In Swiss franc . . . . . . . .   30.0    32.0    32.0
   In Euro. . . . . . . . . . . .   27.0    19.0    21.0
   In other currencies. . . . . .    9.0    11.0    11.0
                                   ------  ------  ------
TOTAL . . . . . . . . . . . . . .  100.0%  100.0%  100.0%
                                   ======  ======  ======

     The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, we use various financial derivatives that change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Our current policy is to enter into forward foreign exchange contracts and currency options to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. We report our results in U.S. dollars but we have significant revenues and expenses in currencies other than the U.S. dollar. The impact of a movement in the U.S. dollar against the Euro and the Swiss franc is limited by the natural hedging effect of those non-U.S. dollar expenses. The maturity dates of our forward contracts and currency options do not currently exceed eight months. At December 31, 2002 and 2001, we had entered into forward foreign exchange contracts and currency options with a nominal face value of $1,188.0 million and $585.6 million, respectively. At December 31, 2002, the fair value of our open derivative instruments for managing our foreign exchange exposures was negative $1.8 million, compared to a positive value of $5.4 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at year-end, based on available market prices. We use financial instruments that are contracted with banks, which in most cases have credit ratings of A or better, and that have a maximum maturity of eight months.

     The currencies in which our derivative financial instruments are denominated match those in which we have transaction or translation risk. We pursue a risk-averse approach to foreign exchange risk management with the intention to minimize the impact of short-term movements in exchange rates on our cash flows.

     The following table provides information about our significant derivative financial instruments that are sensitive to fluctuations in foreign currency exchange rates, as of December 31, 2002:

                        Forward foreign exchange
                                Contracts        Foreign currency options
                        -----------------------  ----------------------
                        Nominal  Fair value at   Nominal  Fair value at
                        amount    Dec 31, 2002   amount   Dec 31, 2002
                        -------  --------------  -------  -------------
                             (U.S. dollar equivalents in thousands)
1. U.S. DOLLAR AGAINST
Swiss franc             109,586         (1,754)        -              -
Canadian dollar           2,154            (37)        -              -
British pound            15,927           (155)        -              -
Euro                    395,522         (4,562)  186,860            154
Japanese yen              2,530            (54)        -              -
Australian dollar         1,129              1         -              -
Israeli shekel           10,836            177         -              -
Danish krone              1,130            (39)        -              -
Mexican peso              1,959             45         -              -
Bolivar                   1,691           (191)        -              -
Swedish krona             1,354             (1)

2. SWISS FRANC AGAINST
Canadian dollar           5,069            461    36,049          1,553
Australian dollar         2,539            107    13,502            299
British pound             4,505             69         -              -
Japanese yen                675             26     5,575            239
Euro                     47,643            307   310,292          1,544
Swedish krona             3,081             39    12,097            130
Danish krone             10,712            (11)        -              -
Norwegian krone           5,614           (170)        -              -
                        -------  --------------  -------  -------------
TOTALS                  623,656         (5,742)  564,375          3,919
                        =======  ==============  =======  =============

     EXCHANGE RATE SENSITIVITY

     During 2002, the U.S. dollar weakened against most major currencies including the Swiss franc and the Euro. The Swiss franc is the most significant source of our non-U.S. dollar denominated expenses. The Euro is a significant source of our non-U.S. dollar denominated revenues. A weaker dollar increases the value of sales denominated in currencies other than the U.S. dollar such as the Euro, however, this positive impact is largely offset by the negative impact of higher Swiss-based costs in U.S. dollar terms. In 2002, the U.S. dollar fell by 6.9% against the Swiss franc; however, the negative impact of the lower U.S. dollar on the net income of Serono was less than 1%.

     Because we enter into financial instruments to hedge a significant portion of our contracted and forecasted foreign exchange exposures up to eight months forward, a significant increase or decrease in the exchange rate of the U.S. dollar relative to other major world currencies should not, in the short-term, have a material adverse effect on our cash flows. Over time, however, to the extent that such exchange rate movements are unable to be reflected in the pricing of our products in local currencies, such exchange rate movements could materially affect our cash flows.

INTEREST RATE EXPOSURE

     We actively manage our interest rate exposure through various risk management techniques. In the context of our goal of maintaining stable and predictable cash flows, we attempt to limit the impact of a significant increase or decrease in interest rates in the short term. As of December 31, 2002, we had net financial assets (excluding equity securities) of $1,615.9 million, compared with $1,453.8 million as of December 31, 2001. Our exposure to fluctuations in net interest income is managed by making investments in high quality financial assets and through the use of several types of derivative financial instruments that are sensitive to interest movements. The group's financial assets include deposits with prime banks, investments in short-term money market funds, and rated bonds with a life to maturity of up to four years. Our interest risk exposure is monitored on an ongoing basis using various measures including, a repricing gap analysis, calculated using assets and liabilities that are sensitive to interest rates. This repricing gap analysis forms the basis of our calculation of our expected net interest profit/loss movements. This analysis determines the expected increase or decrease of the future interest profit/loss compared to the interest profit/loss resulting from our presently prevailing net financial assets.

     INTEREST RATE RISK MANAGEMENT

     The total notional principal amount of our interest rate swap contracts excluding swaps that qualify as fair value hedges at December 31, 2002 was $29.7 million, compared to $33.1 million at December 31, 2001. The entire 2002 balance matures during the period to April 2004. At December 31, 2002, we had no forward rate agreements. At December 31, 2001, we had forward rate agreements with a total nominal amount of $825 million and a fair value of $0.6 million.

     At December 31, 2002, the fair value of the interest rate swaps was negative $0.9 million, compared to negative $0.3 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at the year-end.

     FAIR VALUE HEDGES

     We maintain interest rate swaps that qualify for hedge accounting as fair value hedges relating to bond investments. The fair value movements of these swaps are included in the fair value hedge reserve and are recorded in the income statement in order to reflect the impact of derivatives on the interest charges related to the bond. There is an immaterial amount of hedge ineffectiveness related to these hedges.

     INTEREST RATE EXPOSURE ON LONG-TERM DEBT

     The following tables present certain information regarding our use of derivative financial instruments, and other financial instruments that are sensitive to changes in interest rates, as of December 31, 2002. With respect to fixed rate and variable rate debt, the first table presents principal amounts of long-term debt (including current portion) at the December 31, 2002 exchange rates, and the related weighted average interest rates at the expected maturity date. Actual weighted average variable rates are applied for all periods. With respect to interest rate swaps, the second table presents notional amounts and weighted average interest rates at the expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2002.

INTEREST RATE RISK MANAGEMENT PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE INTEREST RATE

                             2003     2004    2005    2006    2007   Thereafter   TOTAL
                            -------  ------  ------  ------  ------  -----------  ------
                                       (U.S. dollar equivalents in thousands)
Variable rate (USD)          1,500       -       -       -       -            -    1,500
Average interest rate         2.35%      -       -       -       -            -        -
Fixed rate (EUR)             3,719   2,497     934     913     163          347    8,573
Average interest rate         2.48%   2.53%   2.20%   2.06%   4.00%        1.87%       -
Fixed rate (CHF)               721     360       -       -       -            -    1,081
Average interest rate         4.69%   4.69%      -       -       -            -        -
Variable rate (CHF)         17,315   5,781   1,455   1,455   1,455        9,453   36,914
Average interest rate         2.67%   3.60%   3.91%   3.91%   3.91%        3.91%       -
Fixed rate (JPY)               250     250     250     250     250           44    1,294
Average interest rate         3.50%   3.50%   3.50%   3.50%   3.50%        3.50%       -
                                                                                  ------
TOTAL DEBT, LONG-TERM AND
CURRENT PORTION                                                                   49,362
                                                                                  ======

INTEREST RATE RISK MANAGEMENT PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE INTEREST (SWAP) RATE


                                                              FAIR VALUE AT
                                    2003     2004    TOTAL    DEC 31, 2002
                                   -------  -------  ------  --------------
                                    (U.S. dollar equivalents in thousands)

Swiss Franc interest rate swaps:
Payer swap (variable to fixed)     10,106   19,598   29,704           (885)
Average pay rate (fixed)             3.73%    3.73%
Average received rate (variable)     1.86%    1.86%


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not  applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

     1.   Registration Statement on Form F-1

          Commission File No. 333-12192
          Effective Date: July 26, 2000

     4.g. As of December 31, 2002, we have invested the net offering proceeds primarily in a combination of short-term (original maturities less than one year) and long-term (with maturities ranging between 12 months and 3 years) corporate debt securities. These financial assets were mainly denominated in U.S. dollars.

ITEM 15.  CONTROLS AND PROCEDURES

     Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of a date within 90 days of the filing date of this annual report. Based on that evaluation, the principal executive officer and principal financial officer concluded that such controls and procedures were satisfactory to ensure that material information regarding us, including our consolidated subsidiaries, with respect to the matters covered in this annual report was made known to such officers by others within those entities.

     There were no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation described above.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See pages F-1 through F-51.

ITEM 19    EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
    1.1  Articles of Association, dated March 20, 2003
    2.1  Deposit Agreement among the registrant, The Bank of New York, as Depositary, and all Owners
         and Beneficial Owners from time to time of ADRs issued thereunder, including the form of ADRs
         (incorporated by reference to Exhibit 4.6 to Registrant's Registration Statement on Form S-8
         (Registration No. 333-12480), as filed with the Commission on September 6, 2000)
    2.2  Form of Certificate for One Bearer Share (incorporated by reference to Exhibit 4.2 to Amendment
         No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
    2.3  Form of Certificate for Ten Bearer Shares (incorporated by reference to Exhibit 4.3 to Amendment
         No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
    2.4  Form of Certificate for One Hundred Bearer Shares (incorporated by reference to Exhibit 4.4 to
         Amendment No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-
         12192), as filed with the Commission on July 10, 2000)
    2.5  Form of Certificate for One Thousand Bearer Shares (incorporated by reference to Exhibit 4.5 to
         Amendment No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-
         12192), as filed with the Commission on July 10, 2000)
    2.6  Form of American Depositary Receipt (included in Exhibit 2.1 hereto)
    8.1  List of Subsidiaries of the Registrant
   10.1  Consent of PricewaterhouseCoopers S.A.
   10.2  Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
   10.3  Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   Serono S.A.
                                   (Registrant)

                                   /s/ Ernesto Bertarelli
                                   ---------------------------------------------
                                   Ernesto Bertarelli
                                   Vice-Chairman of the Board,
                                   Managing Director and Chief Executive Officer

Date: April 17, 2003

                                 CERTIFICATIONS

I, Ernesto Bertarelli, the Vice Chairman of the Board, Managing Director and Chief Executive Officer of Serono S.A., certify that:

1.  I have reviewed this annual report on Form 20-F of Serono S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                   /s/ Ernesto Bertarelli
                                   ---------------------------------------------
                                   Ernesto Bertarelli
                                   Vice-Chairman of the Board,
                                   Managing Director and Chief Executive Officer (Principal Executive Officer)

Date: April 17, 2003

I, Allan L. Shaw, the Chief Financial Officer of Serono S.A., certify that:

1.  I have reviewed this annual report on Form 20-F of Serono S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                   /s/ Allan L. Shaw
                                   ------------------------------
                                   Allan L. Shaw
                                   Chief Financial Officer
                                   (Principal Financial Officer)

Date: April 17, 2003

                    FINANCIAL STATEMENTS AND AUDITORS' REPORTS


CONTENTS
F-2      Report of the group auditors
F-3      Consolidated income statements
F-4      Consolidated balance sheets
F-5      Consolidated statements of changes in equity
F-6      Consolidated statements of cash flows
F-7      Notes to the consolidated financial statements
F-44     Report of the group auditors on the financial statement schedule
F-45     Schedule II - Valuation and qualifying accounts
F-46     Report of the statutory auditors
F-47     Holding company income statements
F-48     Holding company balance sheets
F-49     Notes to the holding company financial statements
F-51     Holding company proposed appropriation of the available earnings

REPORT OF THE GROUP AUDITORS

To the Shareholders and Board of Directors
Of Serono SA, Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) of Serono SA as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing and auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Serono SA and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

International Financial Reporting Standards (IFRS) vary in certain important respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers S.A.

/s/ M. Aked          /s/ H-J. Hofer
M. Aked              H-J. Hofer

Geneva, March 14, 2003

CONSOLIDATED INCOME STATEMENTS
Year ended December 31


                                                        2002        2001       2000
                                            Notes     US$000      US$000     US$000
-----------------------------------------------------------------------------------
Revenues
Product sales                                   2  1,423,130  1,249,405   1,146,998
Royalty and license income                      2    123,399    127,065      92,656
-----------------------------------------------------------------------------------
TOTAL REVENUES                                  2  1,546,529  1,376,470   1,239,654
-----------------------------------------------------------------------------------
Operating expenses
Cost of product sales                                223,751    213,160     229,907
Selling, general and administrative                  512,942    446,945     393,716
Research and development, net                   3    358,099    308,561     263,152
Restructuring                                         16,303          -           -
Other operating expense, net                    4     85,811     70,152      31,147
-----------------------------------------------------------------------------------
Total operating expenses                           1,196,906  1,038,818     917,922
-----------------------------------------------------------------------------------
OPERATING INCOME                                     349,623    337,652     321,732
-----------------------------------------------------------------------------------
Non-operating income, net
Financial income, net                           5     36,476     51,381      52,277
Other expense, net                              6      1,658      2,548       2,411
-----------------------------------------------------------------------------------
Total non-operating income, net                       34,818     48,833      49,866
-----------------------------------------------------------------------------------
INCOME BEFORE TAXES AND MINORITY INTERESTS           384,441    386,485     371,598
Taxes                                          20     63,127     69,816      70,384
-----------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTERESTS                     321,314    316,669     301,214
Minority interests                                       536        (52)        174
-----------------------------------------------------------------------------------
NET INCOME                                           320,778    316,721     301,040
-----------------------------------------------------------------------------------


                                                         US$        US$         US$
-----------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Bearer shares                                   8      20.07      19.72       19.50
Registered shares                               8       8.03       7.89        7.80
American depositary shares                      8       0.50       0.49        0.49
DILUTED EARNINGS PER SHARE
Bearer shares                                   8      20.04      19.68       19.46
Registered shares                               8       8.02       7.87        7.78
American depositary shares                      8       0.50       0.49        0.49
-----------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
As of December 31

                                                                             2002        2001
                                                                Notes      US$000      US$000
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                           9    686,033   1,131,091
Short-term financial assets                                        16    378,865     344,413
Trade accounts receivable                                          10    257,313     234,490
Inventories                                                        11    259,477     196,063
Prepaid expenses                                                   12     26,609      21,857
Other current assets                                               13    208,100     134,955
TOTAL CURRENT ASSETS                                                   1,816,397   2,062,869
---------------------------------------------------------------------------------------------
LONG-TERM ASSETS
Property, plant and equipment                                      14    554,509     460,767
Long-term financial assets                                         16    711,201     241,009
Intangible assets                                                  15    216,371     110,615
Deferred tax assets                                                20    136,687     107,115
Other long-term assets                                             17     59,509      36,394
---------------------------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                                 1,678,277     955,900
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        2  3,494,674   3,018,769
---------------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Bank advances                                                      18     70,093     154,295
Trade accounts payable                                                    60,591      60,151
Current portion of long-term debt                                  18     23,505      18,959
Income taxes                                                              55,152      55,948
Other current liabilities                                          19    348,704     246,157
---------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                558,045     535,510
---------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES
Long-term debt                                                     18     25,857      37,325
Deferred tax liabilities                                           20     12,080       9,003
Other long-term liabilities                                        21    436,329     217,430
---------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                              474,266     263,758
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   2  1,032,311     799,268
---------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                         1,165         587
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                                      23    253,416     253,137
Share premium                                                      24    989,141     975,335
Treasury shares                                                    23   (126,460)     (9,222)
Retained earnings                                                  24  1,364,626   1,108,086
Fair value reserves                                                16    (44,807)    (25,135)
Cumulative foreign currency translation adjustments                       25,282     (83,287)
---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             2,461,198   2,218,914
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY         3,494,674   3,018,769
---------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                                            Cumulative
                                                                                                               foreign
                                                                                                              currency
                                                    Share     Share   Treasury     Retained   Fair value   translation
                                               capital(1)   premium     shares  earnings(1)     reserves   adjustments      Total
                                        Notes      US$000    US$000     US$000       US$000       US$000        US$000     US$000
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1, 2000                     236,978   33,965          -      621,615            -       (65,773)    826,785
Issue of share capital - stock options                157    3,309          -          (21)           -             -       3,445
Issue of stock options to employees                     -      140          -            -            -             -         140
Net income for 2000                                     -        -          -      301,040            -             -     301,040
Shares issued during the year                      15,937  935,837          -            -            -             -     951,774
Purchase of treasury shares                             -        -     (4,750)           -            -             -      (4,750)
Withholding tax on free share dividend                  -        -          -      (59,755)           -             -     (59,755)
Dividend for 1999 - bearer shares                       -        -          -      (12,537)           -             -     (12,537)
Dividend for 1999 - registered shares                   -        -          -       (5,218)           -             -      (5,218)
Foreign currency translation
adjustments                                             -        -          -            -            -         5,492       5,492
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000                   253,072  973,251     (4,750)     845,124            -       (60,281)  2,006,416
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2001
As previously reported                            253,072  973,251     (4,750)     845,124            -       (60,281)  2,006,416
Effect of adopting IAS 39                               -        -          -            -      (21,519)            -     (21,519)
----------------------------------------------------------------------------------------------------------------------------------
AS RESTATED                                       253,072  973,251     (4,750)     845,124      (21,519)      (60,281)  1,984,897
----------------------------------------------------------------------------------------------------------------------------------
Issue of share capital - stock options     25          65    1,760          -            -            -             -       1,825
Issue of stock options to employees        25           -      482          -            -            -             -         482
Issue of share capital - employee          23           -     (158)     1,106            -            -             -         948
Net income for 2001                                     -        -          -      316,721            -             -     316,721
Purchase of treasury shares                23           -        -     (5,578)           -            -             -      (5,578)
Dividend for 2000 - bearer shares          24           -        -          -      (39,017)           -             -     (39,017)
Dividend for 2000 - registered shares      24           -        -          -      (14,742)           -             -     (14,742)
Revaluation adjustments                                 -        -          -            -       (3,616)            -      (3,616)
Foreign currency translation
adjustments                                             -        -          -            -            -       (23,006)    (23,006)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2001                   253,137  975,335     (9,222)   1,108,086      (25,135)      (83,287)  2,218,914
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2002                     253,137  975,335     (9,222)   1,108,086      (25,135)      (83,287)  2,218,914
----------------------------------------------------------------------------------------------------------------------------------
Issue of share capital - stock options     25          66    1,388          -            -            -             -       1,454
Issue of stock options to employees        25           -    1,045          -            -            -             -       1,045
Issue of share capital - ESPP              26         213   11,397          -            -            -             -      11,610
Issue of share capital - employee          23           -      (24)       184            -            -             -         160
Net income for 2002                                     -        -          -      320,778            -             -     320,778
Purchase of treasury shares                23           -        -   (117,422)           -            -             -    (117,422)
Dividend for 2001 - bearer shares          24           -        -          -      (46,637)           -             -     (46,637)
Dividend for 2001 - registered shares      24           -        -          -      (17,601)           -             -     (17,601)
Revaluation adjustments                                 -        -          -            -      (19,672)            -     (19,672)
Foreign currency translation
adjustments                                             -        -          -            -            -       108,569     108,569
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2002                   253,416  989,141   (126,460)   1,364,626      (44,807)       25,282   2,461,198
----------------------------------------------------------------------------------------------------------------------------------

(1) As a consequence of pursuing a listing on the New York Stock Exchange, the company has complied with Topic 4-C of the SEC
Staff Accounting Bulletins by restating its share capital and retained earnings in the consolidated financial statements to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31

                                                                                  2002        2001        2000
                                                                     Notes      US$000      US$000      US$000
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and minority interests                                    384,441     386,485      371,598
Depreciation and amortization                                   14, 15, 17    100,552      98,906       86,266
Financial income                                                         5    (64,645)    (75,858)     (72,354)
Financial expense                                                        5     10,643      14,709       17,867
Other non-cash items                                                           17,233      25,595      (23,788)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES BEFORE WORKING
CAPITAL CHANGES                                                               448,224     449,837      379,589
---------------------------------------------------------------------------------------------------------------
Working capital changes
Trade accounts payable, other current liabilities and deferred
income                                                                        208,341      20,530       13,648
Trade accounts receivable                                                      (3,968)    (22,231)     (34,042)
Inventories                                                                   (32,620)    (37,335)       5,734
Prepaid expenses and other current assets                                     (25,482)     34,879      (62,264)
Taxes paid                                                                    (62,513)    (40,730)     (47,222)
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                      531,982     404,950      255,443
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired                         32   (115,092)          -            -
Purchase of property, plant and equipment                                     (99,144)    (78,565)     (63,617)
Intangible and other long-term assets                                         (25,194)    (44,352)     (35,225)
Purchase of financial assets                                            16   (860,407)   (188,853)           -
Other non-current liabilities                                                 (10,257)      1,653        1,370
Proceeds from sale of financial assets                                  16    344,362     871,343     (945,681)
Disposal of subsidiary, net of cash disposed                            32      6,628           -            -
Proceeds from sale of property, plant and equipment                            10,488      11,033        5,367
Interest received                                                              48,005      76,076       33,031
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM INVESTING ACTIVITIES                                     (700,611)    648,335   (1,004,755)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital                                        11,610           -      951,774
Proceeds from exercises of stock options                                25      1,454       1,825        3,445
Purchase of treasury shares                                             23   (117,422)     (5,578)      (4,750)
Bank advances                                                                 (94,490)        639       (9,156)
Payments on long-term debt                                                    (17,642)    (73,701)     (36,783)
Interest paid                                                                  (8,121)    (13,810)     (12,746)
Dividends paid                                                          24    (64,238)    (53,759)     (17,755)
Withholding tax on free share dividend                                              -           -      (59,755)
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                                     (288,849)   (144,384)     814,274
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                   12,420        (819)      (3,423)
---------------------------------------------------------------------------------------------------------------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                         (445,058)    908,082       61,539
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
At beginning of year                                                     9  1,131,091     223,009      161,470
At end of year                                                           9    686,033   1,131,091      223,009
---------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION
The consolidated financial statements of the Serono group ("group") have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and its predecessor organization, the International Accounting Standards Committee. The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale investments, financial assets and liabilities held-for-trading. In view of the international nature of the company's activities and due to the fact that more of the company's revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are reported in that currency. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of the more significant estimates include accruals and reserves for fiscal and legal claims, sales returns, and inventory obsolescence. Actual results could differ from those estimates. The group adopted IAS 39, "Financial
Instruments: Recognition and Measurement", and IAS 40, "Investment Property", in 2001. The financial effect of adopting these standards was reported in the previous year's consolidated financial statements. No International Financial Reporting Standards were issued or revised in 2002 and adopted by the group.

1.1 GROUP ACCOUNTING
The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date of acquisition, while companies sold are excluded from the consolidation as from the date of sale. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net asset of the company acquired is recorded as goodwill (note 1.14). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

1.2 FOREIGN CURRENCIES
Assets and liabilities of the holding company, its subsidiaries and equity investments are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders' equity. On disposal of the foreign entity, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature, which are included in the cumulative foreign currency translation adjustments component of shareholders' equity. Local currency financial statements of foreign entities operating in highly inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into the company's reporting currency in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies".

1.3 REVENUE RECOGNITION
Revenue from the sale of products is recognized upon transfer to the buyer of significant risks and rewards and is disclosed net of sales taxes and rebates and after eliminating sales within the group. Revenue from the rendering of services is recognized when the service is rendered or on a percentage of completion basis over the contract period. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Provisions for product returns are made based on historical trends and specific knowledge of any customer's intent to return products. Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis.

1.4 COLLABORATIVE AGREEMENTS
Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights included in intangible assets (note 1.14).

1.5  GOVERNMENT GRANTS
Government grants received are netted against the corresponding items of expense in the income statement, except for those amounts received for the purchase of property, plant and equipment, which are recorded as deferred income in the balance sheet, in other current liabilities and other long-term liabilities as appropriate, and amortized over the useful life of the asset. Government grants become non-refundable upon the achievement of designated milestones.

1.6  EMPLOYEE BENEFITS
The group operates a Share Purchase Plan ("the Plan"), covering substantially all of its employees. Contributions received from employees are recorded as other current liabilities. Compensation cost related to the Plan is calculated based on the difference between the final purchase price and fair market value of the share on date of purchase and expensed as incurred. The company operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. The company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

1.7 STOCK OPTIONS
Stock options are granted to the Board of Directors, the Executive Management Board and directors. A compensation charge, being the difference between the market price of the Serono S.A. bearer shares and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium. In November 2002, the International Accounting Standards Board published an exposure draft on share-based payments, which could require fair-value recognition of equity-based compensation in the company's consolidated financial statements. Management estimates that the adoption of this exposure draft in its current format, could result in additional compensation expense that is similar to the amount of compensation expense as disclosed under the current US GAAP treatment as outlined in note 34.

1.8 TAXATION
Taxes reported in the income statement include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Irrecoverable withholding taxes paid on dividends received are included in the income tax charge of the year.

1.9 CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash in hand and deposits with banks that have maturity of three months or less from the date of acquisition. Cash and cash equivalents are carried in the consolidated balance sheet at cost. Bank overdrafts are included in bank advances within current liabilities. Bank deposits, that have maturities greater than three months but less than 12 months from the date of acquisition are included in short-term investments.

1.10 TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off, through selling expense, in the year they are identified. Trade accounts receivable factored out to financial institutions for a single non-returnable fixed sum with no recourse to the company are treated as being fully settled. The corresponding payment from the financial institution is recorded as a cash receipt from customers and no liability is recognized. Fees incurred to effect the factoring are recognized as a financial expense in the period in which the factoring takes place.

1.11 INVENTORIES
Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

1.12 PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost, including interest and operating expenses directly related to projects that are capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost providing that increased economic benefits will be earned from the asset. Depreciation is recorded as a charge against income computed on a straight-line basis, at rates considered adequate to depreciate the cost of such assets over their useful lives. Land is not depreciated. Estimated useful lives are as follows:

Buildings                20-40        years
Machinery and equipment  3-10         years
Furniture and fixtures   6-10         years
Leasehold improvement    over life of lease

Gains and losses on disposal or retirement of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating income. Repairs and maintenance costs are expensed as incurred.

1.13 LEASES
Leases of assets, whereby the company assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment and depreciated over the shorter of the useful life of the asset and the lease term, according to the rates listed in note 1.12. The corresponding liabilities are included in the current and long-term portion of long-term debt. The interest element of the finance cost is charged to the income statement over the lease period. Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments under operating leases are charged to income on a straight-line basis over the period of the lease.

1.14 INTANGIBLE ASSETS
GOODWILL
Goodwill represents the excess of the acquisition cost over the company's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 1995, is capitalized at the date of acquisition and amortized on a straight-line basis over the expected period of benefit, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. Goodwill on acquisitions that occurred prior to January 1, 1995, was charged in full to retained earnings; such goodwill has not been retroactively capitalized and amortized.

RESEARCH AND DEVELOPMENT
Research and development costs are generally expensed as incurred. In the opinion of management, due to the regulatory and other uncertainties inherent in the development of the company's new products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, "Intangible Assets", are not met until the product has received regulatory approval and when it is probable that future economic benefits will flow to the group. Capitalized development costs are amortized on a straight-line basis over the period of the expected benefit not exceeding five years and are reviewed for impairment at each balance sheet date (note 1.15). Property, plant and equipment used for research and development purposes are capitalized and depreciated in accordance with the company's depreciation policy (note 1.12).

COMPUTER SOFTWARE
Generally, costs associated with developing computer software are expensed as incurred. However, costs that are clearly associated with an identifiable and unique asset, which will be controlled by the company and has a probable benefit exceeding the cost beyond one year, are capitalized and amortized on a straight-line basis over their useful lives, not exceeding a period of three years. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

OTHER INTANGIBLE ASSETS
Expenditure on acquired patents, trademarks and licenses and technology rights are recognized when it is probable that future economic benefits will flow to the company and the cost can be measured reliably. Patents and technology rights are amortized by a charge against income computed on a straight-line basis over their useful lives, but not to exceed five years for patents and ten years for technology rights.

1.15 IMPAIRMENT OF LONG-LIVED ASSETS
Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

1.16 INVESTMENTS
As of January 1, 2001, the company adopted IAS 39, "Financial Instruments:
Recognition and Measurement", and classified its investments into held-to-maturity and available-for-sale categories. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in long-term financial assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are also included within long-term assets.
     Purchases and sales of investments are recognized on the trade date, which is the date that the company commits to purchase or sell an asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized directly in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net income for the period. Available-for-sale securities comprising marketable equity securities that are traded in active markets are carried at their fair value as of each balance sheet date. For these investments, fair value is determined by reference to stock exchange quoted bid prices. All available-for-sale securities and held-to-maturity securities are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date. In June 2002, the International Accounting Standards Board published an exposure draft on a proposed amendment to IAS 39, which if adopted would require the recognition of impairment losses on available-for-sale investments if the market value remains at least 25% below the original cost for a period of more than six months. Management estimates that the adoption of this exposure draft in its current format would result in an adjustment to net income that is contained in the company's US GAAP reconciliation as outlined in note 34.

1.17 FINANCIAL INSTRUMENTS
Financial instruments carried on the balance sheet include cash and cash equivalents, long-term and short-term investments, trade accounts receivable, corporate debt securities, bank advances, trade accounts payable and long-term debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments, including foreign exchange forward contracts, options and interest rate swaps, are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The group uses foreign exchange forward contracts and currency options to hedge the risk of movements in foreign currency exchange rates, which are not naturally hedged from our operations. Gains and losses on forward exchange contracts and currency options taken out to cover short-term receivable and payable exposures are offset against the corresponding gains and losses recognized in the balance sheet and income statement. Certain derivatives transactions, while providing effective economic hedges under the company's risk management policy, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement as part of the financial result. The group designated certain interest rate swaps as a hedge of the fair value of recognized assets or liabilities (fair value hedge). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.18 PROVISIONS
Provisions are recognized by the company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it is probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.19 BORROWINGS
Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement in the period of the borrowings.

1.20 SHARE CAPITAL
The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders' equity. Differences between this amount and the eventual amount received upon reissue are recorded in share premium.

1.21 COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. SEGMENT INFORMATION
PRIMARY REPORTING FORMAT - GEOGRAPHIC SEGMENT

                                                        Year ended December 31, 2002
                                     ------------------------------------------------------------------

                                         Europe   North America   Latin America       Other       Group
                              Notes      US$000          US$000          US$000      US$000      US$000
-------------------------------------------------------------------------------------------------------
Product sales                          620,366         479,553         109,281     213,930   1,423,130
Royalty and license income              62,787             868               -      59,744     123,399
-------------------------------------------------------------------------------------------------------
TOTAL REVENUES                         683,153         480,421         109,281     273,674   1,546,529
-------------------------------------------------------------------------------------------------------
Allocable operating income             263,404         345,398          62,769     119,561     791,132
-------------------------------------------------------------------------------------------------------
Corporate R&D expenses                                                                        (324,874)
Unallocated expenses                                                                          (116,635)
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                               349,623
-------------------------------------------------------------------------------------------------------
Restructuring                           12,420               -           3,883           -      16,303
-------------------------------------------------------------------------------------------------------
Interest income                   5     14,208             258             146      50,033      64,645
-------------------------------------------------------------------------------------------------------
Interest expense                  5     (6,033)           (163)         (3,341)     (1,106)    (10,643)
-------------------------------------------------------------------------------------------------------
SEGMENT ASSETS                       1,564,244         182,364          52,152   1,695,914   3,494,674
-------------------------------------------------------------------------------------------------------
Segment liabilities                    657,602          91,705          22,114     129,447     900,868
-------------------------------------------------------------------------------------------------------
Unallocated liabilities                                                                        131,443
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                            1,032,311
-------------------------------------------------------------------------------------------------------
Capital expenditures             14    102,219          12,011           2,911       8,183     125,324
-------------------------------------------------------------------------------------------------------
Depreciation                     14     61,212           8,223           1,872       6,454      77,761
-------------------------------------------------------------------------------------------------------
Amortization                  15,17     20,526             409             202       1,654      22,791
-------------------------------------------------------------------------------------------------------

                                                       Year ended December 31, 2001
                                     ------------------------------------------------------------------
                                         Europe   North America   Latin America       Other       Group
                              Notes      US$000          US$000          US$000      US$000      US$000
-------------------------------------------------------------------------------------------------------
Product sales                          542,246         390,563         130,889     185,707   1,249,405
-------------------------------------------------------------------------------------------------------
Royalty and license income              74,759               -               -      52,306     127,065
-------------------------------------------------------------------------------------------------------
TOTAL REVENUES                         617,005         390,563         130,889     238,013   1,376,470
-------------------------------------------------------------------------------------------------------
Allocable operating income             338,486         247,265          50,513      96,101     732,365
-------------------------------------------------------------------------------------------------------
Corporate R&D expenses                                                                        (282,914)
Unallocated expenses                                                                          (111,799)
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                               337,652
-------------------------------------------------------------------------------------------------------
Interest income                   5     12,597             981             163      62,117      75,858
-------------------------------------------------------------------------------------------------------
Interest expense                  5     (8,381)         (1,803)         (2,967)     (1,558)    (14,709)
-------------------------------------------------------------------------------------------------------
SEGMENT ASSETS                       1,080,711         165,401          95,407   1,677,250   3,018,769
-------------------------------------------------------------------------------------------------------
Segment liabilities                    482,396          57,793          53,729     103,247     697,165
-------------------------------------------------------------------------------------------------------
Unallocated liabilities                                                                        102,103
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                              799,268
-------------------------------------------------------------------------------------------------------
Capital expenditures             14     62,916          24,819           1,590       7,806      97,131
-------------------------------------------------------------------------------------------------------
Depreciation                     14     52,433           3,439           5,656       5,781      67,309
-------------------------------------------------------------------------------------------------------
Amortization                  15,17     26,504              79             202       4,812      31,597
-------------------------------------------------------------------------------------------------------

                                                 Year ended December 31, 2000
                              ------------------------------------------------------------------
                                  Europe   North America   Latin America       Other      Group
                                  US$000          US$000          US$000      US$000     US$000
------------------------------------------------------------------------------------------------
Product sales                   460,086         404,854         113,582     168,476   1,146,998
------------------------------------------------------------------------------------------------
Royalty and license income       45,280               -               -      47,376      92,656
------------------------------------------------------------------------------------------------
TOTAL REVENUES                  505,366         404,854         113,582     215,852   1,239,654
------------------------------------------------------------------------------------------------
Allocable operating income      233,254         279,809          37,317      73,720     624,100
------------------------------------------------------------------------------------------------
Corporate R&D expenses                                                                 (216,561)
Unallocated expenses                                                                    (85,807)
------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                        321,732
------------------------------------------------------------------------------------------------
Interest income                   5,968             353             263      65,770      72,354
------------------------------------------------------------------------------------------------
Interest expense                 (7,602)         (5,264)         (3,209)     (1,792)    (17,867)
------------------------------------------------------------------------------------------------
SEGMENT ASSETS                1,072,610         204,101          79,461   1,438,605   2,794,777
------------------------------------------------------------------------------------------------
Segment liabilities             449,081         102,560          43,604     109,849     705,094
------------------------------------------------------------------------------------------------
Unallocated liabilities                                                                  82,527
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                       787,621
------------------------------------------------------------------------------------------------
Capital expenditures             55,989           3,376           2,021       5,694      67,080
------------------------------------------------------------------------------------------------
Depreciation                     42,547           6,082           2,546       5,661      56,836
------------------------------------------------------------------------------------------------
Amortization                     22,901             113             162       6,254      29,430
------------------------------------------------------------------------------------------------

Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. Segment assets and capital expenditures are shown by the geographical area in which the assets are located. There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, receivables, inventories, prepaid expenses, property, plant and equipment and intangible and other assets, and exclude investments. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditures comprise additions to property, plant and equipment. Unallocated expenses represent corporate expenses.

SECONDARY REPORTING FORMAT - BUSINESS SEGMENT
Business segment information is not provided as the company operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of revenues and shareholders' equity of the group.

3. RESEARCH AND DEVELOPMENT, NET

                                                Year ended December 31
                                             ----------------------------

                                               2002      2001      2000
                                              US$000    US$000    US$000
-------------------------------------------------------------------------
Research and development expense, gross      358,267   308,720   263,381
Less government grants                          (168)     (159)     (229)
-------------------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENSE, NET  358,099   308,561   263,152
-------------------------------------------------------------------------

4. OTHER OPERATING EXPENSE, NET

                                                         Year ended December 31
                                                        ------------------------

                                                         2002    2001     2000
                                                        US$000  US$000   US$000
--------------------------------------------------------------------------------
Gain on investment                                           -       -  (27,155)
Amortization of intangibles and other long-term assets  22,791  31,597   29,371
Royalty expense                                         34,750  22,868   22,103
Litigation and legal costs                              13,314   7,595    5,306
Patent and trademark expenses                            4,561   4,029    3,291
Other                                                   10,395   4,063   (1,769)
--------------------------------------------------------------------------------
TOTAL OTHER OPERATING EXPENSE, NET                      85,811  70,152   31,147
--------------------------------------------------------------------------------

5. FINANCIAL INCOME, NET

                                Year ended December 31
                             ----------------------------

                               2002      2001      2000
                              US$000    US$000    US$000
---------------------------------------------------------
Interest income               64,645    75,858    51,675
Gain on investment fund            -         -    20,679
Interest expense             (10,643)  (14,709)  (17,867)
Foreign currency losses      (17,526)   (9,768)   (2,210)
---------------------------------------------------------
TOTAL FINANCIAL INCOME, NET   36,476    51,381    52,277
---------------------------------------------------------

Foreign currency losses include translation losses arising primarily on various currency devaluation in Latin America that amounted to $13.9 million in 2002 ($9.1 million in 2001 and $1.8 million in 2000).

6. OTHER EXPENSE, NET

Includes transactions that are outside the core company business including donations to charitable foundations and rental income and expense earned and paid on certain leases.

7. PERSONNEL COSTS

                            Year ended December 31
                           -------------------------

                            2002     2001     2000
                           US$000   US$000   US$000
----------------------------------------------------
Salaries and wages         297,745  244,256  222,602
Social benefits and other  133,082  112,944   92,639
----------------------------------------------------
TOTAL PERSONNEL COSTS      430,827  357,200  315,241
----------------------------------------------------

At December 31, 2002, there were 4,616 employees (2001: 4,501 employees and 2000: 4,268) within the company.

8. EARNINGS PER SHARE
Basic earnings per share are calculated in accordance with IAS 33, "Earnings Per Share", by dividing the net income of the company by the weighted average number of shares outstanding during the year.

                                                                Year ended December 31
                                                          ----------------------------------

                                                             2002        2001        2000
                                                            US$000      US$000      US$000
--------------------------------------------------------------------------------------------
Net income attributable to bearer shareholders               232,381     229,863     215,139
Net income attributable to registered shareholders            88,397      86,858      85,901
--------------------------------------------------------------------------------------------
TOTAL NET INCOME                                             320,778     316,721     301,040
--------------------------------------------------------------------------------------------

Weighted average number of bearer shares in issue         11,580,611  11,658,108  11,032,835
Weighted average number of registered shares in issue     11,013,040  11,013,040  11,013,040
                                                                 US$         US$         US$
BASIC EARNINGS PER BEARER SHARE                                20.07       19.72       19.50
BASIC EARNINGS PER REGISTERED SHARE                             8.03        7.89        7.80
BASIC EARNINGS PER AMERICAN DEPOSITARY SHARE                    0.50        0.49        0.49


DILUTED EARNINGS PER BEARER SHARE                              20.04       19.68       19.46
DILUTED EARNINGS PER REGISTERED SHARE                           8.02        7.87        7.78
DILUTED EARNINGS PER AMERICAN DEPOSITARY SHARE                  0.50        0.49        0.49
--------------------------------------------------------------------------------------------

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all outstanding stock options granted to employees (note
25) and directors (note 31) and call options (note 28). Outstanding stock options granted to employees and directors represent 17,544 bearer shares in 2002 (2001: 29,501 and 2000: 31,054).

9. CASH AND CASH EQUIVALENTS

                                  As of December 31
                                 ------------------

                                    2002      2001
                                  US$000    US$000
---------------------------------------------------
Cash in hand and at bank          92,043     36,143
Short-term bank deposits         593,990  1,094,948
---------------------------------------------------
TOTAL CASH AND CASH EQUIVALENTS  686,033  1,131,091
---------------------------------------------------

The short-term bank deposits are mainly denominated in US dollars and Swiss francs with original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The effective interest rate on short-term bank deposits was 1.47% (2001: 2.04%) and these deposits have a weighted average maturity of eight days (2001: five days) as of December 31, 2002.

10. TRADE ACCOUNTS RECEIVABLE

                                       As of December 31
                                      ------------------

                                        2002      2001
                                       US$000    US$000
--------------------------------------------------------
Trade accounts receivable, gross      268,507   247,192
Provision for doubtful accounts       (11,194)  (12,702)
--------------------------------------------------------
TOTAL TRADE ACCOUNTS RECEIVABLE, NET  257,313   234,490
--------------------------------------------------------

The company sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. No individual customer accounts for more than 10% of trade accounts receivable at the year-end or of sales during the year. Included in trade accounts receivable, gross, are $8.7 million in receivables, which have been outstanding for more than one year (2001: $4.7 million).

11. INVENTORIES

                              As of December 31
                              -----------------

                                 2002     2001
                               US$000   US$000
-----------------------------------------------
Raw materials                   38,259   30,941
Work-in-progress               152,594  113,071
Finished goods                  68,624   52,051
-----------------------------------------------
TOTAL INVENTORIES              259,477  196,063
-----------------------------------------------

Included in inventories as of December 31, 2002, are $14.5 million (2001: $17.8 million) in inventory provisions.

12. PREPAID EXPENSES

                                   As of December 31
                                   -----------------

                                     2002     2001
                                    US$000   US$000
----------------------------------------------------
Prepaid laboratory supplies           3,588    6,360
Utilities                             5,453    2,799
Samples                                 997    2,758
Advertising and marketing expenses    4,678    2,598
Prepayments to suppliers              5,174    1,889
Spare parts                           2,031    1,869
Other                                 4,688    3,584
----------------------------------------------------
TOTAL PREPAID EXPENSES               26,609   21,857
----------------------------------------------------

13. OTHER CURRENT ASSETS

                            As of December 31
                            -----------------

                             2002     2001
                            US$000   US$000
---------------------------------------------
VAT receivable               93,392   68,878
Accrued royalty revenue      27,528   24,902
Accrued interest income      36,292   13,450
Advances                      8,161    2,465
Other receivables            30,266   10,327
Other                        12,461   14,933
---------------------------------------------
TOTAL OTHER CURRENT ASSETS  208,100  134,955
---------------------------------------------

14. PROPERTY, PLANT AND EQUIPMENT

                                                                       As of December 31
                               ----------------------------------------------------------------------------------------------
                                Land and   Machinery and   Furniture and      Leasehold   Construction      TOTAL      Total
                               buildings       equipment        fixtures   improvements    in progress       2002       2001
                                  US$000         US$000           US$000         US$000         US$000     US$000     US$000
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
COST
As of January 1                  315,499         450,705          26,373         51,530         35,385     879,492   881,419
-----------------------------------------------------------------------------------------------------------------------------
Transfers                            832           3,275               -         16,510        (20,617)          -         -
Additions (note 2)                 6,129          67,529           5,946         14,161         31,559     125,324    97,131
Disposals                         (6,203)        (65,300)         (4,827)       (14,017)             -     (90,347)  (69,942)
Impairment                          (224)           (309)              -              -              -        (533)        -
Currency adjustments              56,138          64,817           5,176          4,887         10,265     141,283   (29,116)
-----------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31                372,171         520,717          32,668         73,071         56,592   1,055,219   879,492
-----------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
As of January 1                   89,480         277,122          17,130         34,993              -     418,725   418,994
-----------------------------------------------------------------------------------------------------------------------------
Disposals                         (2,992)        (47,719)         (4,046)        (6,815)             -     (61,572)  (55,220)
Depreciation (note 2)             13,212          57,255           2,623          4,671              -      77,761    67,309
Currency adjustments              16,093          23,568           3,227         22,908              -      65,796   (12,358)
AS OF DECEMBER 31                115,793         310,226          18,934         55,757              -     500,710   418,725
-----------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE AS OF
DECEMBER 31                      256,378         210,491          13,734         17,314         56,592     554,509   460,767
-----------------------------------------------------------------------------------------------------------------------------
Net book value under finance
lease contracts                                                                                              1,113       550
-----------------------------------------------------------------------------------------------------------------------------

Disposals include the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. with sales of property, plant and equipment with an original cost of $3.7 million and accumulated depreciation of $1.1 million. Additions include the acquisition of Genset S.A. with the fair value of acquired property, plant and equipment as described in note 32. At December 31, 2002, the group plans to dispose of property, plant and equipment with an original cost of $20.0 million (2001: $19.9 million) and accumulated depreciation of $11.4 million (2001: $11.2 million). The carrying amounts represent management's best estimate of the value in use. Assets at an original cost of $67.5 million at December 31, 2002 (2001:
$97.3 million), have been pledged as security against long-term debt and certain unused long-term lines of credit. The group has other capital commitments totaling $51.8 million (2001: $0.9 million). No interest has been capitalized during 2002 and 2001.

15. INTANGIBLE ASSETS

                                               As of December 31
                                  ------------------------------------------------
                                  Technology rights               Total     Total
                                        and patents  Goodwill      2002      2001
                                             US$000    US$000    US$000    US$000
----------------------------------------------------------------------------------
COST
As of January 1                             197,784    25,346   223,130   221,308
----------------------------------------------------------------------------------
Additions                                    16,168   111,493   127,661     3,041
Disposals                                         -    (4,046)   (4,046)     (297)
Currency adjustments                          5,130         -     5,130      (922)
----------------------------------------------------------------------------------
AS OF DECEMBER 31                           219,082   132,793   351,875   223,130
----------------------------------------------------------------------------------
ACCUMULATED AMORTIZATION
As of January 1                             104,975     7,540   112,515    88,603
----------------------------------------------------------------------------------
Amortization                                 17,354     2,957    20,311    24,944
Disposals                                         -    (1,814)   (1,814)     (216)
Currency adjustments                          4,400        92     4,492      (816)
----------------------------------------------------------------------------------
AS OF DECEMBER 31                           126,729     8,775   135,504   112,515
----------------------------------------------------------------------------------
NET BOOK VALUE AS OF DECEMBER 31             92,353   124,018   216,371   110,615
----------------------------------------------------------------------------------

Additions to goodwill relate to the acquisition of Genset S.A. (note 32). Disposals of goodwill relate to the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. and were included within restructuring in the income statement.

16. INVESTMENTS

                                                            As of December 31
                                     --------------------------------------------------------------

                                                                         Carrying and  Carrying and
                                                     Gross       Gross      estimated     estimated
                                                unrealized  unrealized     fair value    fair value
                                        Cost         gains      losses           2002          2001
                                      US$000        US$000      US$000         US$000        US$000
---------------------------------------------------------------------------------------------------
Held-to-maturity securities            403,860           -           -        403,860       188,853
Available-for-sale securities:
Equity securities                       92,811           -     (52,066)        40,745        52,156
Debt securities                        638,138       8,568      (1,245)       645,461       344,413
---------------------------------------------------------------------------------------------------
NET BOOK VALUE AS OF DECEMBER 31     1,134,809       8,568     (53,311)     1,090,066       585,422
---------------------------------------------------------------------------------------------------
Classification in the balance sheet
SHORT-TERM FINANCIAL ASSETS                                                   378,865       344,413
LONG-TERM FINANCIAL ASSETS                                                    711,201       241,009
---------------------------------------------------------------------------------------------------

Held-to-maturity securities as of December 31, 2002, include corporate debt securities with effective interest rates ranging from 3.14% to 4.72% (2001: 3.2% to 4.8%), which mature between four months and three years (2001: 15 months and three years).

17. OTHER LONG-TERM ASSETS

                                As of December 31
                                -----------------

                                  2002    2001
                                 US$000  US$000
-------------------------------------------------
Software development costs, net  13,746   3,232
Deferred charges, net             2,475   1,376
Deposits                          3,398   2,548
Other long-term receivables       8,299       -
Other                            31,591  29,238
-----------------------------------------------
TOTAL OTHER LONG-TERM ASSETS     59,509  36,394
-----------------------------------------------

Amortization on software development costs, deferred charges and other amounted to $2.5 million in 2002 (2001: $6.7 million).

18. BORROWINGS

                                                           As of December 31
                                           -----------------------------------------------

                                                                      2002           2001
                                                                  Weighted       Weighted
                                                                   average        average
                                             2002     2001   interest rate  interest rate
                                           US$000   US$000               %              %
------------------------------------------------------------------------------------------
BANK ADVANCES                              70,093   154,295           5.52            4.24
Mortgage notes                             30,997    34,640           3.72            3.69
Unsecured bank loans                       17,361    21,182           1.64            2.20
Capital lease obligation                    1,004       462
-----------------------------------------------------------
Total debt, long-term and current portion  49,362    56,284
-----------------------------------------------------------
Classification in the balance sheet
CURRENT PORTION OF LONG-TERM DEBT          23,505    18,959
LONG-TERM DEBT                             25,857    37,325
------------------------------------------------------------------------------------------

Maturities of financial obligations are as follows:

                                                             US$000
                                                             ------
2003                                                         23,505
2004                                                          8,887
2005                                                          2,639
2006                                                          2,618
2007                                                          1,868
Thereafter                                                    9,845
-------------------------------------------------------------------
TOTAL DEBT, LONG-TERM AND CURRENT PORTION                    49,362
-------------------------------------------------------------------

The fair value of the total long-term debt is $26.3 million (2001: $37.4 million). The fair value is based on discounted cash flows using a discount rate based upon the borrowing rate and approximates the nominal value as the majority of the borrowings are at variable market interest rates. Long-term debt includes secured liabilities totaling $20.8 million (2001: $26.1 million). Long-term debt is secured by certain land and buildings (note 14). Unused lines of credit for short-term financing are $112.7 million (2001: $94.1 million). As part of the short-term financing, the group has $219.5 million (2001: $192.1 million) available under revolving multicurrency operating facilities, of which $157.8 million (2001: $109.7 million) was unused at December 31, 2002. During 2002, the company paid commitment fees for bank advances in the range of 0.06% to 0.13% (2001: 0.06% to 0.13%) on the total credit facilities available.

CAPITAL LEASES

Future minimum lease payments under capital leases are as follows:

                                                             US$000
                                                             ------
2003                                                            525
2004                                                            411
2005                                                            104
2006                                                             11
2007                                                             11
Thereafter                                                        -
-------------------------------------------------------------------
TOTAL MINIMUM LEASE PAYMENTS                                  1,062
Less amount representing interest                                58
-------------------------------------------------------------------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS                   1,004
-------------------------------------------------------------------

19. OTHER CURRENT LIABILITIES

                                              As of December 31
                                              -----------------

                                                2002     2001
                                               US$000   US$000
---------------------------------------------------------------
Payroll related                                 85,196   59,680
Accrued accounts payable                        29,351   39,768
Rebates and promotional expenses                49,133   28,108
Short-term provisions                           40,927   19,730
Royalties                                       19,374   16,621
Taxes other than income                         16,202   12,488
Employee share purchase plan                    14,650   11,886
Amount due for available-for-sale investments        -   10,492
Accrued research and development                21,169    9,107
Construction expenses                           12,862    6,500
Professional fees and services                   6,656    5,700
Interest                                           519    1,314
Deferred income                                 18,222    2,291
Other                                           34,443   22,472
---------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES                348,704  246,157
---------------------------------------------------------------

20. TAXATION
TAX EXPENSE

                           Year ended December 31
                         ---------------------------

                           2002      2001     2000
                          US$000    US$000   US$000
----------------------------------------------------
Current income taxes      75,555    77,630   70,268
Deferred income taxes    (21,950)  (14,567)  (7,348)
----------------------------------------------------
Total income taxes        53,605    63,063   62,920
Capital and other taxes    9,522     6,753    7,464
----------------------------------------------------
TOTAL TAX EXPENSE         63,127    69,816   70,384
----------------------------------------------------

The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interests reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30%, is as follows:

EFFECTIVE TAX RATE

                                                                    Year ended December 31
                                                                    ----------------------

                                                                     2002    2001    2000
                                                                        %       %       %
------------------------------------------------------------------------------------------
Corporate tax rate                                                   30.0    30.0    30.0
Tax effect of rates different from 30%                              (13.3)  (12.9)  (17.3)
Effect of utilizing prior periods' tax losses and profits            (0.1)   (1.0)   (0.3)
Effect of current year's losses not yet utilized                      0.4     1.7     1.4
Effect of adjustments recognized in the period for current tax of
prior periods                                                        (3.6)   (1.7)    2.1
Other, net                                                            0.9     0.5     1.4
------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                                   14.3    16.6    17.3
------------------------------------------------------------------------------------------

DEFERRED INCOME TAX ASSETS AND LIABILITIES

                                                               As of December 31
                                         ----------------------------------------------------------

                                               2002             2002         2001             2001
                                           Deferred         Deferred     Deferred         Deferred
                                         tax assets  tax liabilities   tax assets  tax liabilities
                                             US$000           US$000       US$000           US$000
---------------------------------------------------------------------------------------------------
Tax losses carried forward                    3,526                -        3,996                -
Various R&D tax credits carried forward      30,757                -       31,508                -
Depreciation                                 15,036            3,841       11,621            3,341
Inventories                                  53,984           12,643       41,096            9,950
Other                                        33,384           (4,404)      18,894           (4,288)
---------------------------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                 136,687           12,080      107,115            9,003
---------------------------------------------------------------------------------------------------

Negative liability positions reflect the impact of the tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against the tax assets and liabilities in other tax jurisdictions for aggregate presentation. Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences. At December 31, 2002, tax losses available for carry forward which have not been recognized due to uncertainty of their recoverability, amount to $248.6 million (2001: $28.8 million). At December 31, 2002, the group has the following loss carry forward for income tax purposes:

                                                 US$000
                                                 -------
2003                                               3,712
2004                                               4,038
2005                                               7,189
2006                                              18,636
2007                                              41,674
2008                                              26,086
Thereafter                                       159,577
--------------------------------------------------------
TOTAL                                            260,912
--------------------------------------------------------

Deferred tax liabilities have not been recognized for undistributed earnings as such undistributed earnings are deemed to be permanently reinvested. At December 31, 2002, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.1 million (2001: $0.1 million) have not been provided, were approximately $0.4 million (2001: $8.0 million). Details of the current income taxes and deferred income taxes by origin are as follows:

                                                                     Year ended December 31
                                                                  ----------------------------

                                                                     2002      2001      2000
                                                                   US$000    US$000    US$000
----------------------------------------------------------------------------------------------
Income before taxes and minority interests, reduced by $9,522 in
2002, $6,753 in 2001 and $7,464 in 2000 for capital and other taxes
Swiss                                                             204,377   201,122   221,696
Foreign                                                           170,543   178,610   142,438
----------------------------------------------------------------------------------------------
TOTAL INCOME BEFORE TAXES AND MINORITY INTERESTS                  374,920   379,732   364,134
----------------------------------------------------------------------------------------------
Current income tax expense consisted of the following:
Swiss                                                              19,001    33,772    32,845
Foreign                                                            56,554    43,858    37,423
----------------------------------------------------------------------------------------------
TOTAL CURRENT INCOME TAXES                                         75,555    77,630    70,268
----------------------------------------------------------------------------------------------
Deferred income tax benefits consisted of the following:
Swiss                                                              (4,337)    2,851    (1,391)
Foreign                                                           (17,613)  (17,418)   (5,957)
----------------------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                                       (21,950)  (14,567)   (7,348)
----------------------------------------------------------------------------------------------

21. OTHER LONG-TERM LIABILITIES

                                   As of December 31
                                   ----------------
                                     2002     2001
                                   US$000   US$000
---------------------------------------------------
Long-term provisions               166,138  124,947
Pension obligations                 50,047   40,951
Marketing rights                    23,378   34,836
Staff leaving indemnities           13,436   11,465
Deferred income                    176,507    2,357
Other                                6,823    2,874
---------------------------------------------------
TOTAL OTHER LONG-TERM LIABILITIES  436,329  217,430
---------------------------------------------------

The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts. The deferred income as of December 31, 2002 includes the non-current portion of the upfront fee of $200 million from Pfizer (note 30), which will be recognized as license income on a straight-line basis over the term of the agreement. The current portion of the deferred income has been recorded as other current liabilities.
     An additional provision of $41.2 million (2001: $26.9 million) included in long-term provisions was recorded at year-end for fiscal and legal claims. The senior management of the company considers that disclosure of further details of these claims would seriously prejudice the company's negotiating position and accordingly further information on the nature of the obligations has not been provided. There were no provisions released during 2002 or 2001.

22. RETIREMENT BENEFIT PLANS
Substantially all employees of the company are covered by defined benefit, insured or state pension plans. Pension costs in 2002 amounted to $17.3 million (2001: $12.8 million and 2000: $12.8 million), excluding company contributions to state or statutory pension plans. Included in pension cost is the amount of $2.9 million (2001: $2.3 million and 2000: $2.1 million), which represents contributions to defined contribution plans. The group funds these plans in amounts consistent with the local funding requirements, laws and regulations. The costs of the defined benefit retirement plans are based upon actuarial valuations of the plans made during 2002. The amounts recognized in the consolidated balance sheets and consolidated income statements are as follows:

                                                 As of December 31
                                                ------------------

                                                   2002      2001
                                                 US$000    US$000
------------------------------------------------------------------
Present value of funded obligations             185,519   139,039
Fair value of plan assets                       108,288    87,575
                                                 77,231    51,464
Unrecognized actuarial losses                   (27,184)  (10,513)
------------------------------------------------------------------
TOTAL PENSION OBLIGATIONS IN THE BALANCE SHEET   50,047    40,951
------------------------------------------------------------------

                                                            Year ended December 31
                                                           -------------------------

                                                             2002     2001     2000
                                                           US$000   US$000   US$000
------------------------------------------------------------------------------------
Current service cost                                       13,995   10,902   11,117
Interest cost                                               6,206    4,810    4,367
Expected return on plan assets                             (5,960)  (5,226)  (4,831)
Amortization of unrecognized actuarial gains                  113        -        -
------------------------------------------------------------------------------------
TOTAL PENSION COSTS (INCLUDED IN PERSONNEL COSTS, NOTE 7)  14,354   10,486   10,653
------------------------------------------------------------------------------------

The actual loss on plan assets was $10.1 million (2001: loss of $11.6 million; 2000: return of $5.8 million). The movements in the pension obligations recognized in the consolidated balance sheets are as follows:

                           2002     2001
                         US$000   US$000
-----------------------------------------
As of January 1          40,951   39,595
-----------------------------------------
Exchange differences      6,306       80
Total expense as above   14,354   10,486
Contributions paid      (11,564)  (9,210)
-----------------------------------------
AS OF DECEMBER 31        50,047   40,951
-----------------------------------------

The principal weighted average actuarial assumptions used for accounting purposes were:

                                Year ended December 31
                                ----------------------
                                2002            2001
                                   %               %
-----------------------------------------------------
Discount rate                    4.23            4.27
Expected return on plan assets   6.11            6.14
Future salary increases          3.12            3.12
Future pension increases         0.90            0.90
-----------------------------------------------------

23. SHARE CAPITAL

Class of shares                      Number of shares  Nominal
                                                         value  CHF000   US$000
--------------------------------------------------------------------------------
AS OF DECEMBER 31, 2002
ISSUED AND FULLY PAID SHARE CAPITAL
Registered                                 11,013,040  CHF10    110,130   68,785
Bearer                                     11,685,856  CHF25    292,147  184,631
--------------------------------------------------------------------------------
TOTAL                                                           402,277  253,416
--------------------------------------------------------------------------------
AUTHORIZED SHARE CAPITAL - BEARER           1,400,000  CHF25     35,000   25,232
CONDITIONAL SHARE CAPITAL - BEARER            530,966  CHF25     13,274    9,570
--------------------------------------------------------------------------------

As of December 31, 2001
Issued and fully paid share capital
Registered                                 11,013,040  CHF10    110,130   68,785
Bearer                                     11,667,186  CHF25    291,680  184,352
--------------------------------------------------------------------------------
Total                                                           401,810  253,137
--------------------------------------------------------------------------------
Authorized share capital - bearer             329,330  CHF25      8,233    4,935
Conditional share capital - bearer            549,636  CHF25     13,741    8,237
--------------------------------------------------------------------------------

The authorized share capital may be used by Serono S.A. or its affiliates to finance R&D projects and acquire interests in other companies. Of the conditional share capital, 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds to be used for general corporate purposes and to finance R&D projects and call options and 378,966 bearer shares are reserved for the stock option plan (note 25). During 2002, a group company repurchased 227,907 Serono bearer shares (2001: 7,737 bearer shares) for a total consideration of CHF174.7 million or $117.4 million (2001: CHF9.0 million or $5.6 million). There were 239,412 treasury shares at December 31, 2002 (11,705 treasury shares at December 31, 2001), following the granting of 200 shares to employees during the year (1,200 shares in 2001). Compensation expense in the amount of CHF0.3 million or $0.2 million (in 2001:
CHF1.7 million or $1.0 million) was recorded during the year, which was determined by the number of shares granted multiplied by the applicable share price at the grant date.

24. DISTRIBUTION OF EARNINGS

At the Annual Shareholders' Meeting on May 6, 2003, the Board of Directors will propose a cash dividend in respect of 2002 of CHF2.80 gross (2001: CHF2.50) per registered share, CHF7.00 gross (2001: CHF6.25) per bearer share or CHF0.175 per American depositary share, amounting to a total of CHF111.0 million (2001:
CHF100.5 million). These financial statements do not reflect the dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2003. In accordance with Swiss law, $49.9 million (2001: $50.6 million) out of the share premium balance is non-distributable as of December 31, 2002. Distribution of retained earnings on a consolidated basis is subject to local restrictions applicable for all companies within the group. At December 31, 2002, non-distributable retained earnings were $506.6 million (2001: $454.0 million).

25. STOCK OPTION PLAN

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is determined based on the fair market value on the date of grant. Movements in the number of stock options outstanding are as follows:

                                             2002                               2001
                            ----------------------------------------------------------------------
                                                      Weighted                            Weighted
                                                       average                             average
                                                      exercise                            exercise
                            Available       Options      price  Available       Options      price
                            for grant   outstanding        CHF  for grant   outstanding        CHF
--------------------------------------------------------------------------------------------------
As of January 1               339,583       135,041      1,204        607        68,500      1,006
--------------------------------------------------------------------------------------------------
Cancelled                      11,967       (11,967)     1,355      6,910        (6,910)     1,150
Authorized during the year          -             -          -    410,000             -          -
Granted                       (90,540)       90,540      1,350    (77,934)       77,934      1,346
Exercised                           -        (4,159)       546          -        (4,483)       706
--------------------------------------------------------------------------------------------------
AS OF DECEMBER 31             261,010       209,455      1,272    339,583       135,041      1,204
--------------------------------------------------------------------------------------------------

A compensation charge in the amount of $1.0 million (2001: $0.5 million and 2000: $0.1 million) has been recognized for stock options granted in 2002, 2001 and 2000. The compensation charge related to the stock options granted is being expensed over the four-year vesting period. Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the company.
     During 2002, 90,540 options (2001: 77,934 options) were granted to a total of 625 employees (2001: 532 employees) at a predetermined weighted average exercise price of CHF1,350 (2001: CHF1,346). There were 4,159 options (2001:
4,483 options) exercised during the year yielding proceeds of CHF2.3 million or $1.5 million (2001: CHF3.2 million or $1.8 million). The table below summarizes options outstanding and exercisable at December 31, 2002:

                                    Remaining
                     Number  contractual life        Number
Exercise price  outstanding           (years)   exercisable
-----------------------------------------------------------
CHF546                9,591               5.25        9,591
CHF546               15,478               6.25       10,693
CHF1,521             24,682               7.25       12,256
CHF1,346             70,454               8.25       17,461
CHF1,350             89,250               8.76            -
-----------------------------------------------------------
TOTAL               209,455                          50,001
-----------------------------------------------------------

26. EMPLOYEE SHARE PURCHASE PLAN
In 2001, the group introduced a Share Purchase Plan ("the Plan") covering substantially all of its employees. The Plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the Plan are subject to certain restrictions and may not exceed 15% of the employee's annual salary. Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. As of December 31, 2002, a total of $10.9 million (2001:
$10.0 million) in contributions were held by the company to be used to purchase bearer and American depositary shares on behalf of employees. Compensation cost related to the Plan recorded in 2002 was $1.6 million (in 2001: $1.6 million). The compensation cost for the matching shares amounts to $2.2 million in 2002 (2001: nil).

27. COMMITMENTS AND CONTINGENCIES

OPERATING LEASING COMMITMENTS
Payments made during 2002 on operating leases amounted to $24.5 million (2001:
$20.9 million). Future minimum lease payments under non-cancelable operating leases, which total $130.3 million (2001: $129.3 million), are as follows:

                                    US$000
                                    -------
2003                                 26,462
2004                                 21,345
2005                                 18,720
2006                                 14,138
2007                                  8,535
Thereafter                           41,051
-------------------------------------------
TOTAL                               130,251
-------------------------------------------

MANUFACTURING AND FACILITIES AGREEMENT
Under the terms of a manufacturing and facilities agreement with Bristol-Meyers Squibb in Puerto Rico, the group had annual commitments to pay rent of $1.2 million and support fees of $1.2 million, through June 2005. The manufacturing and facilities agreement was replaced in 2002. Based on the new terms, the group has a total commitment of $8.1 million.

CONTINGENCIES
As part of the normal activities of the business, the company is subject to certain litigation in various countries around the world. In the opinion of management and general counsel of the company, none of the outstanding litigation will have a significant adverse effect on the company's financial position.

28. DERIVATIVE FINANCIAL INSTRUMENTS
The nominal values and fair values of derivative financial instruments, if all the instruments were closed out at the year-end, are as follows:

                                                     As of December 31, 2002
                                         ------------------------------------------------
                                         Nominal     Positive     Negative           Net
                                           value  fair values  fair values   fair values
                                          US$000       US$000       US$000        US$000
-----------------------------------------------------------------------------------------
Foreign currency derivatives:
Currency options                         564,375        5,235       (1,316)        3,919
Forward foreign exchange contracts       623,656        3,353       (9,095)       (5,742)
Interest rate derivatives:
Interest rate swaps                       29,704            -         (885)         (885)
Interest rate swaps - fair value hedges   51,000            -         (525)         (525)
Other derivatives:
Options                                    1,298            -           (4)           (4)
-----------------------------------------------------------------------------------------
TOTAL                                                   8,588      (11,825)       (3,237)
-----------------------------------------------------------------------------------------

                                                    As of December 31, 2001
                                         ------------------------------------------------
                                         Nominal     Positive     Negative           Net
                                           value  fair values  fair values   fair values
                                          US$000       US$000       US$000        US$000
-----------------------------------------------------------------------------------------
Foreign currency derivatives:
Currency options                         450,844        5,986         (480)        5,506
Forward foreign exchange contracts       134,727          575         (645)          (70)
Interest rate derivatives:
Interest rate swaps                       33,102            -         (287)         (287)
Forward rate agreements                  825,000          636          (23)          613
-----------------------------------------------------------------------------------------
Total                                                   7,197       (1,435)        5,762
-----------------------------------------------------------------------------------------

The nominal value represents the total gross amount outstanding. The fair value represents the market value if the instruments were closed at the year-end, based on available market prices, and is the same as the carrying value in the consolidated balance sheet (included in other other current assets and liabilities). Foreign currency derivatives and other derivatives mature in 2003, interest rate swaps mature in 2004 and interest rate swaps-fair value hedges mature in 2005. At December 31, 2002 the fixed interest rates vary from 3.50% to 7.38% (2001: 2.99% to 3.69%) and the average floating rates are LIBOR (average at year end of 1.55%) plus a margin ranking from 1.70% to 4.82%.

29. PRINCIPAL SHAREHOLDER
At December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Cheserex (Vaud), Switzerland, held 52.38% of the capital and 61.52% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Spaeth owned in the aggregate 7.13% of the capital and 9.91% of the voting rights of Serono S.A.

30. COLLABORATIVE AGREEMENTS
The financial terms for certain collaborative agreements described below have not been disclosed in accordance with confidentiality requirements within the agreements. Upfront fees related to collaborative agreements totaled $24.8 million in 2002, $9.2 million in 2001 and $5.0 million in 2000. Under the same agreements, milestone payments totaled $0.3 million, $4.4 million and $11.9 million and research and development payments totaled $11.9 million, $24.7 million and $16.0 million in 2002, 2001 and 2000, respectively. The amortization charges in respect of the amounts capitalized under these agreements totaled $8.2 million, $8.2 million and $14.8 million in 2002, 2001 and 2000, respectively.

COLLABORATIVE AGREEMENTS FOR 2002
Serono entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene technology platform to provide Serono with knock-out and transgenic models of gene function. Under the terms of the agreement, Serono will pay Regeneron up to $3 million annually for up to five years, which will be expensed as research and development expense.
     Serono signed a license and commercialization agreement with Amgen Inc. under which Serono will sell Amgen's Novantrone(R) in the United States. Novantrone(R) is indicated for the treatment of certain forms of multiple sclerosis and certain types of cancer. An upfront fee paid to Amgen Inc. was capitalized as an intangible asset and will be amortized over the life of the agreement. Serono and IVAX Corporation entered into a worldwide agreement to develop and commercialize IVAX' product, cladribine, as potentially the first oral disease modifying treatment for multiple sclerosis. Under the terms of the agreement, IVAX received an up-front fee and will receive a series of milestone payments and royalties on eventual sales of the product. The initial payment was expensed as research and development expense.
     Serono and Cellular Genomics Inc. signed a collaborative research agreement under the terms of which Cellular Genomics will apply its chemical genetics technologies to four undisclosed kinase targets selected by Serono. Under the terms of the agreement, Cellular Genomics will receive an up-front fee and a series of milestone payments over a period of two years. All payments under the agreement will be expensed as research and development expense. Serono signed an international license agreement with Genentech Inc. under which Serono obtained exclusive rights to develop and market Genentech's humanized anti-CD11a monoclonal antibody Raptiva(R) outside the United States, Japan and certain other Asian countries. Under the terms of the agreement, Serono and Genentech may collaborate on developing future indications for Raptiva(R) and will share global development costs. Phase 3 clinical trials of Raptiva(R) in Psoriasis have been completed and phase 2 trials in rheumatoid arthritis are underway. All payments under the agreement have been expensed as research and development expense.
     Serono and AstraZeneca signed a worldwide license and development agreement under which Serono obtained the exclusive rights to develop and market AstraZeneca's aromatase inhibitor, anastrozole, as a treatment of ovulation induction and improvement of follicular development. AstraZeneca will manufacture and supply anastrozole to Serono. All payments under the agreement have been expensed as research and development expense.
     Serono and Pfizer Inc. entered into a co-promotion agreement for Serono's multiple sclerosis treatment Rebif(R) in the United States. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200 million, will share all commercialization and development costs in the United States, and will receive payments based on Rebif(R) sales in the United States. Serono will record all sales and continue to distribute the product in the United States. Serono will continue to be sole marketer for Rebif(R) in the rest of the world. The up-front fee of $200 million has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement (note 21).

COLLABORATIVE AGREEMENTS FOR 2001
The company entered into a multi-year subscription agreement with The Celera Genomics Group ("Celera"). Under the terms of the agreement, Serono gains access to Celera's proprietary genomic databases. All payments under the agreement have been expensed as research and development expense.

     Serono entered into an exclusive co-development and commercialization agreement with ZymoGenetics, for two preclinical product candidates discovered by ZymoGenetics. The companies intend to focus their activities on the development of one or more products based on the TACI and BMCA receptors for the treatment of B-cell mediated autoimmune diseases. Serono paid an initial fee upon signature of the agreement, will make certain milestone payments, and will pay royalties on the sales of products resulting from the collaboration. All payments will be expensed as research and development expense. The company entered into a collaborative research agreement with Inpharmatica Limited, focusing on the discovery of novel proteins. The collaboration highlights the growing importance of protein structures in understanding the function of proteins coded by the human genome. Serono paid an initial fee upon signature of the agreement, will make additional milestone payments and will pay royalties on the sales of any products resulting from the collaboration. Fees and milestone payments will be charged to research and development expense. The company entered into a collaborative assay development and screening agreement with Evotec OAI AG ("Evotec") to detect direct or indirect interaction of target compounds. Under the terms of the agreement, Evotec will develop a biological assay and will perform screening and profiling services for Serono. Serono has made an initial payment and will make certain milestone payments to Evotec based on the success of the project. All payments will be charged to research and development expense.

COLLABORATIVE AGREEMENTS FOR 2000
The company signed a research agreement with Vertex Pharmaceuticals Incorporated ("Vertex") to discover, develop, and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases, and have the potential to prevent cell and tissue damage common to a range of diseases. Under the terms of the agreement, Serono made an initial payment to Vertex of $5.0 million, and could pay up to $20 million in research funding over the next five years. Vertex could also receive milestone payments and royalties for the successful development and commercialization of one or more drug candidates. The initial payment was recorded in and future research funds will be charged to research and development expense. Serono signed an exclusive agreement with British Biotech plc ("British Biotech") to jointly research, develop and commercialize metalloenzyme inhibitors (MEIs) for the treatment of serious inflammatory diseases. The companies will share the costs of research equally. Costs of product development will be borne by Serono, but British Biotech has the right to fund half of such costs for an improved return on sales and, in certain circumstances, may co-promote products with Serono. Under the terms of the agreement, Serono paid an initial fee of $5.0 million and will make a series of milestone payments and eventual royalties on any commercialized products. The initial fee was capitalized as an intangible asset and fully amortized.
Bioject Inc. and Serono announced that a December 21, 1999 license agreement for Bioject's Vitajet(TM) 3 needle-free injection system had been expanded to cover exclusive worldwide usage for all current and future growth hormone products and indications. These include both Saizen(R) and Serostim(R), a high-dose formulation of growth hormone, which is currently marketed for the treatment of AIDS wasting. Serono also obtained the option right to all new technologies developed by Bioject for the delivery of growth hormone. In connection with this extension of the agreement, the company paid a licensing fee to Bioject and will pay additional fees in conjunction with the approval and rollout of the system worldwide. The original licensing fee of the December 21, 1999 agreement was capitalized as an intangible asset on collaborative agreements and has been amortized over three years. The additional fees are expensed as incurred.
     The company announced that it had signed a license agreement with Centocor, Inc. ("Centocor"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Centocor has been granted the license as part of a settlement of litigation filed by Serono against Centocor in the District Court of The Hague, The Netherlands. Under the terms of the agreement, Centocor made cash payments to Serono, which were recorded as license income within royalty and license income. The amounts received under the agreement are not material to the company's results of operations. The company announced that it had signed a license agreement with Knoll AG ("Knoll"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Under the terms of the agreement, Knoll paid a license fee, milestone payments and royalties on the sale of products covered by the patents. All receipts were recorded by Serono within royalty and license income. The amounts received under the agreement are not material to the company's results of operations.

31. RELATED PARTIES
TRANSACTIONS WITH RELATED PARTIES
In 2002, the group continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as our headquarters facilities. The lease provides for a market rate rent of approximately $849,000 (2001: $800,000) per year. In addition, the Serono group has sub-rented a portion of the same building mentioned above to a company, which is controlled by Ernesto Bertarelli, our Chief Executive Officer. The lease payments to Serono during 2002, in line with market conditions, amounted to approximately $227,000 (2001: $209,000).
     In 2002, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During 2002, the group paid market-rate rental fees for the jet totaling approximately $2.0 million (2001: $0.3 million).
     In 2002, the company provided funding in the amount of $223,000 to the Bertarelli Foundation, which is a not-for-profit organization formed to promote and improve the understanding of the many dimensions of infertility and to mobilize the resources necessary for effective treatment. Ernesto Bertarelli is a director of this foundation.
     In 2002, the company paid financial consulting fees to Kedge Capital (Suisse) S.A. a company that is controlled by Ernesto Bertarelli, in the amount of approximately $154,000. In the course of 1999, the company granted a loan of CHF325,600 (approximately $195,000) to a member of the Executive Management Board. The interest rate of the loan is calculated on the basis of LIBOR and is updated on a yearly basis. 50% of the loan is reimbursed via monthly installments over a period ending May 2010, and as of December 31, 2002, the outstanding amount of this portion of the loan was CHF134,540 (approximately $97,000) (2001: CHF129,738 or approximately $83,000). The residual 50% of the loan, i.e. CHF162,800 (approximately $117,000) (2001: CHF162,800 or approximately $97,500), will be reimbursed in May 2010. On May 21, 2002, the company granted a loan of CHF600,000 (approximately $433,000) to a member of the Executive Management Board. The interest rate of the loan is fixed at 3%. The loan is to be reimbursed in three equal annual installments plus interest over a period ending April 2005. As of December 31, 2002, the full amount of the loan remains outstanding.
     The company continues to hold an equity investment in Cansera International Inc. ("Cansera"), a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2002 were $2.0 million (2001: $1.7 million). As of December 31, 2002, there was an amount of $186,000 (2001: nil) payable to Cansera.

REMUNERATION OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT BOARD Details of the members of the Board of Directors and the Executive Management Board are provided elsewhere in this Annual Report. In 2002, the combined remuneration of the members of the Board of Directors and the Executive Management Board was $8.7 million (2001: $7.9 million).

STOCK OPTIONS GRANTED TO THE EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT BOARD
As part of the stock option plan described in note 25, 10,100 (2001: 8,400) share options were granted to the members of the Executive Management Board during the year. The share options were granted on the same terms and conditions as those offered to other employees of the company. The outstanding number of share options granted to the members of the Executive Management Board as of December 31, 2002 was 26,790 (2001: 17,310). There were no Directors' options granted to the members of the Board of Directors during 2002 or 2001. The exercise price of the stock options granted to members of the Board of Directors is determined as the market price of the Serono S.A. bearer shares at the date of the grant. Directors' options granted prior to 1998 have an exercise price of CHF523. Directors' options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of the grant. After the options become exercisable, directors may generally exercise their options for a period of five years. As at December 31, 2002, 10,920 (2001: 10,920) directors' options were outstanding and 8,360 (2001:
6,440) directors' options were vested. There were 1,320 options that were exercisable as of December 31, 2002 and 2001.

32. ACQUISITIONS AND DISPOSALS
On September 12, 2002, the group acquired Genset S.A., a genomics-based biotechnology company, through a cash tender offer. The cash tender offer expired on October 31, 2002 resulting in an ownership of 91.8%. The group continued to buy shares on the market and as of December 31, 2002, the group holds 92.47% of the share capital and voting rights of Genset S.A.

Details of net assets acquired and goodwill are as follows:

                                                                           US$000
                                                                          --------
Purchase consideration:
Cash paid                                                                 139,502
Other considerations                                                          561
----------------------------------------------------------------------------------
TOTAL PURCHASE CONSIDERATION                                              140,063
FAIR VALUE OF NET ASSETS ACQUIRED                                          28,570
----------------------------------------------------------------------------------
GOODWILL (NOTE 15)                                                        111,493
----------------------------------------------------------------------------------


The assets and liabilities arising from the acquisition are as follows:
                                                                          US$000
                                                                          --------
Cash and cash equivalents                                                  24,410
Trade accounts receivable                                                     296
Prepaid expenses                                                              508
Other current assets                                                        8,420
Property, plant and equipment                                              11,221
Other long-term assets                                                      4,626
Bank advances                                                              (2,103)
Trade accounts payable                                                     (8,839)
Other current liabilities                                                  (6,383)
Long-term debt                                                             (2,007)
Other long-term liabilities                                                (1,579)
----------------------------------------------------------------------------------
TOTAL FAIR VALUE OF NET ASSETS ACQUIRED                                    28,570
----------------------------------------------------------------------------------
Goodwill (note 15)                                                        111,493
----------------------------------------------------------------------------------
Total purchase consideration                                              140,063
----------------------------------------------------------------------------------
Less:
Other considerations                                                          561
Cash and cash equivalents in subsidiary acquired                           24,410
----------------------------------------------------------------------------------
NET CASH OUTFLOW ON ACQUISITION                                           115,092
----------------------------------------------------------------------------------

The group believes that the acquisition will create an excellent integrated genomics discovery platform to enhance Serono's development pipeline of novel proteins and small molecules. Other than for property, plant and equipment, the fair value of the net assets acquired approximated to the book value of the net assets acquired. Closure provisions or other restructuring provisions of $5.7 million were established. Genset S.A. contributed no revenues and an operating loss of $6.4 million to the group for the period from September 13, 2002 to December 31, 2002, and its assets and liabilities at December 31, 2002 were $35.2 million and $13.9 million, respectively. There were no acquisitions in the year ended December 31, 2001.

     On December 30, 2002, the group sold its generics business in Latin America through a disposal of its investments in Filaxis International S.A. and Laboratorios Filaxis S.A. The results and cash flows of the sale of Filaxis International S.A. and Laboratorios Filaxis S.A. were as follows:

                                       US$000
                                       -------
Net assets sold                         8,163
                                       -------
Goodwill (note 15)                      2,232
Currency translation differences         (719)
Proceeds from sale                     (7,250)
----------------------------------------------
LOSS ON DISPOSAL                       (2,426)
----------------------------------------------


Proceeds from sale                      7,250
Less: Cash and cash equivalents sold     (622)
----------------------------------------------
NET CASH INFLOW ON SALE                 6,628
----------------------------------------------

33. PRINCIPAL OPERATING COMPANIES

                                                               As of December 31, 2002
                                           -----------------------------------------------------------------
Company                                       Currency         Capital        Ownership         Location
-----------------------------------------  ---------------  --------------  --------------  ----------------
Serono International S.A.                  CHF                  5,500,000             100%  Switzerland(1)      +#
Serono Pharma Schweiz Zweigniederlassung
von Serono International S.A.              CHF                          -             100%  Switzerland         ++
Ares Trading S.A.                          CHF                    500,000             100%  Switzerland          <
Laboratoires Serono S.A.                   CHF                 11,009,000             100%  Switzerland      *+ ++
Laboratoires Serono S.A.,succursale de Corsier-
sur-Vevey                                  CHF                          -             100%  Switzerland(2)     * +
Serono Argentina S.A.                      ARS                  1,100,000             100%  Argentina           ++
Serono Australia Pty Ltd                   AUD                     60,000             100%  Australia           ++
Serono Austria GmbH                        EUR                    108,065             100%  Austria             ++
Serono Benelux BV, Belgian Branch          EUR                          -             100%  Belgium             ++
Serono Produtos Farmaceuticos Ltda         BRL                  3,386,546             100%  Brazil              ++
Serono Canada, Inc.                        CAD                  2,120,000             100%  Canada              ++
Serono de Colombia S.A.                    COP                 52,200,000             100%  Colombia            ++
Serono Pharma Services, s.r.o.             CZK                  1,400,000             100%  Czech Republic      ++
Serono France S.A.                         EUR                  1,050,000             100%  France(7)           ++
Sorebio S.a r.l.                           EUR                  1,381,500             100%  France               *
Serono GmbH                                EUR                    512,000             100%  Germany(6)          ++
Serono Hellas A.E.                         EUR                  1,205,102             100%  Greece              ++
Serono Hong Kong Ltd                       HKD                  1,000,020             100%  Hong Kong           ++
ASI Pharma Ltd                             ILS                      7,000             100%  Israel              ++
InterPharm Laboratories Ltd                ILS                      6,242             100%  Israel             * +
Inter-Lab Ltd                              ILS                     61,478             100%  Israel             * +
InterPharm Industries (1991) Ltd           ILS                      4,110             100%  Israel             * +
Industria Farmaceutica Serono S.p.A.       EUR                    656,250           96.67%  Italy(3)        * + ++
Istituto di Ricerche Biomediche 'Antoine Marxer'
RBM S.p.A.                                 EUR                  5,046,000           96.82%  Italy             + ++
Serono Japan Co. Ltd                       JPY              4,300,000,000             100%  Japan             + ++
Serono Korea Co. Ltd                       KRW              4,376,800,000             100%  Korea               ++
Serono de Mexico S.A. de C.V.              MXN                 25,653,492             100%  Mexico            * ++
Serono Produtos Farmaceuticos Lda          EUR                    523,739             100%  Portugal            ++
Serono Puerto Rico, a Branch of Ares
Trading S.A.                               USD                          -             100%  Puerto Rico          *
Serono Singapore Pte Ltd                   SGD                    630,000             100%  Singapore           ++
Serono South Africa (Pty) Ltd              SAR                      1,000             100%  South Africa        ++
Serono Espana S.A.                         EUR                  2,400,000             100%  Spain(5)        * + ++
Serono Nordic AB                           SEK                    250,000             100%  Sweden              ++
Serono Singapore Pte Ltd, Taiwan Branch    TWD                          -             100%  Taiwan              ++
Serono (Thailand) Co., Ltd                 THB                  1,250,000             100%  Thailand            ++
Serono Benelux B.V.                        EUR                    613,808             100%  The Netherlands     ++
Serono Ilac Pazarlama ve Ticaret A.S.      TRL            153,835,000,000             100%  Turkey              ++
Serono Ltd                                 GBP                    800,000             100%  UK(8)               ++
Bourn Hall Clinic                          GBP                  6,101,601             100%  UK(4)
Serono Europe Ltd                          GBP                     50,001             100%  UK                   +
Ares Trading Uruguay S.A.                  UYP                    570,000             100%  Uruguay           ++ <


                                                                   As of December 31, 2002
                                           ------------------------------------------------------------------------

Company                                       Currency         Capital        Ownership         Location
------------------------------------------------------------------------------------------------------------
Serono Inc.                                 USD                 40,867,094            100%  USA                + ++
Serono Reproductive Biology Institute Inc.  USD                  4,000,100            100%  USA                   +
Serono de Venezuela S.A.                    VEB                 11,900,000            100%  Venezuela            ++
Genset S.A.                                 EUR                 24,697,050          92.47%  France(9)             +
-------------------------------------------------------------------------------------------------------------------

The companies above are all fully consolidated subsidiary companies of Serono S.A.
* Production
+ Research &
Development ++
Marketing < Export &
Trading #
Headquarters
(1) The Serono Pharmaceutical Research Institute is a division of Serono International S.A.
(2) Laboratoires Serono S.A., succursale de Corsier-sur-Vevey, is a branch of Laboratoires Serono S.A. and is generally referred to as The Serono Biotech Center.
(3) Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares). Istituto di Ricerca Cesare Serono
S.p.A. merged into Industria Farmaceutica Serono S.p.A. on November 1, 2002.
(4) Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders.
(5) Laboratorios Serono S.A. changed name to Serono Espana S.A. on September 17, 2002.
(6) Serono Pharma GmbH changed name to Serono GmbH on September 30, 2002.
(7) Laboratoires Serono France S.A. changed name to Serono France S.A. on October 16, 2002.
(8) Serono Pharmaceuticals Ltd. changed name to Serono UK Ltd on June 5, 2002. Serono UK Ltd changed name to Serono Ltd on
September 16, 2002.
(9) Participation in Genset S.A. was acquired further to a cash tender offer filed with the Commission des Operations de
Bourse in Paris and with the Securities and Exchange Commission in New York.

34. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
The group's consolidated financial statements have been prepared in accordance with IFRS, which as applied by the group, differ in certain significant respects from US GAAP (United States Generally Accepted Accounting Principles). The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

                                                        Year ended December 31
                                                     ----------------------------
                                                        2002      2001      2000
                                                      US$000    US$000    US$000
---------------------------------------------------------------------------------
Net income under IFRS                                320,778   316,721   301,040
US GAAP adjustments:
a. Purchase accounting: Genset S.A.                  (26,829)        -         -
b. Goodwill: Business combinations                    (5,662)   (3,088)   (3,156)
c. Goodwill: IAS goodwill amortization                 2,957         -         -
d. Pension provisions                                   (147)     (909)   (1,325)
e. Available-for-sale securities                     (17,789)  (22,326)   11,925
f. Derivative financial instruments                        -    (1,209)    3,037
g. Deferred taxes                                       (822)    3,728    (7,866)
h. Other intangible assets                                 -       761       762
i. Employee share purchase plan                          389    (4,244)        -
Deferred tax effect of US GAAP adjustments             7,301     2,036       (28)
---------------------------------------------------------------------------------
NET INCOME UNDER US GAAP                             280,176   291,470   304,389
---------------------------------------------------------------------------------

                                                         US$       US$       US$
                                                     ----------------------------
BASIC EARNINGS PER BEARER SHARE UNDER US GAAP          17.53     18.15     19.72
BASIC EARNINGS PER REGISTERED SHARE UNDER US GAAP       7.01      7.26      7.89
DILUTED EARNINGS PER BEARER SHARE UNDER US GAAP        17.51     18.11     19.68
DILUTED EARNINGS PER REGISTERED SHARE UNDER US GAAP     7.00      7.24      7.87
---------------------------------------------------------------------------------

                                                As of December 31
                                            ----------------------
                                                  2002        2001
                                                US$000      US$000
------------------------------------------------------------------
Shareholders' equity under IFRS             2,461,198   2,218,914
US GAAP adjustments:
a. Purchase accounting: Genset S.A.           (26,829)          -
b. Goodwill: Business combinations             15,142      20,672
c. Goodwill: IAS goodwill amortization          2,957           -
d. Pension provisions                          11,147      11,294
d. Additional pension liability                (2,886)          -
e. Available-for-sale securities                    -           -
f. Derivative financial instruments                 -           -
g. Deferred taxes                              (2,511)     (1,689)
h. Other intangible assets                          -           -
i. Employee share purchase plan                (3,855)     (4,244)
Deferred tax effect of US GAAP adjustments      2,320      (5,236)
------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP          2,456,683   2,239,711
------------------------------------------------------------------

Components of shareholders' equity in accordance with US GAAP are as follows:

                                                                        As of December 31
                                                                      ----------------------
                                                                           2002        2001
                                                                         US$000      US$000
--------------------------------------------------------------------------------------------
Share capital                                                           253,416     253,137
Share premium                                                           989,141     975,335
Treasury shares                                                        (126,460)     (9,222)
Retained earnings                                                     1,321,490   1,105,552
Accumulated other comprehensive income:
Pension minimum liability adjustment (net of taxes of $289)              (2,597)          -
Foreign currency translation adjustment                                  26,386     (82,282)
Unrealized market value adjustment on securities available-for-sale
(net of taxes of $2,147 and $5,380, respectively)                        (4,693)     (2,809)
--------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                                    2,456,683   2,239,711
--------------------------------------------------------------------------------------------

The changes of shareholders' equity in accordance with US GAAP are as follows:

                                              2002        2001
                                            US$000      US$000
---------------------------------------------------------------
BALANCE AS OF JANUARY 1 UNDER US GAAP    2,239,711   2,015,860
---------------------------------------------------------------
Net income for the year under US GAAP      280,176     291,470
Dividends paid - bearer shares             (46,637)    (39,017)
Dividends paid - registered shares         (17,601)    (14,742)
Net unrealized market value adjustment      (1,884)     12,042
Foreign currency translation adjustment    108,668     (23,579)
Issue of share capital - stock options       1,454       1,825
Issue of stock options to employees          1,045         482
Issue of share capital - employee              160         948
Issue of share capital/ESPP                 11,610           0
Purchase of treasury shares               (117,422)     (5,578)
Pension minimum liability adjustment        (2,597)          -
---------------------------------------------------------------
BALANCE AS OF DECEMBER 31 UNDER US GAAP  2,456,683   2,239,711
---------------------------------------------------------------

a) The group adopted SFAS No. 141, "Business Combinations" as of January 1, 2002. SFAS No. 141 requires the identification of acquired in-process research and development projects as a separate component of the purchase price. The estimated fair value of identified acquired in-process research and development projects is expensed immediately unless there is an alternative future use. Under IFRS, acquired in-process research and development costs are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, "Intangible Assets", in which case they should be capitalized as intangible assets as part of the purchase price allocation.

b) Prior to January 1, 1995, the group wrote-off all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, directly to equity in accordance with IFRS existing at that time. Under US GAAP until December 31, 2000, the difference between the purchase price and fair value of net assets acquired as part of pre-1995 business combinations is capitalized as goodwill and amortized through the income statement over the estimated useful life of 20 years. The group adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002. According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge in 2002 under US GAAP. However, in accordance with SFAS No. 142, non-cash charges of $5.7 million were recorded in 2002 for impairment of goodwill. The impairment loss under US GAAP arises from the write off of pre-1995 goodwill and the loss on disposal of our generics business.

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. The goodwill amortization in accordance with IFRS has been reversed in the US GAAP reconciliation for 2002.

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits". IAS 19 (revised 1993), "Employee Benefits", in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income.

e) US GAAP requires that investments in debt and certain equity securities with readily determinable fair values, be classified as either trading, available-for-sale, or held-to-maturity, depending on management's intent with respect to holding such investments, which is the same as Serono's current policy in accordance with IAS 39, "Financial Instruments: Recognition and Measurement". For US GAAP purposes, the company classified its investments in marketable securities, with readily determinable fair values, as available-for-sale. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of shareholders' equity. For all investments, unrealized losses under US GAAP judged to be other than temporary are recognized in the income statement. The group considers impairments to be other than temporary if they have exceeded 25% over a continual period of six months, and there is no indication of a significant increase in fair value in the short term. This definition of impairment under US GAAP differs from the impairment under IFRS.

f) Prior to the adoption of IAS 39, there was no specific IFRS accounting standard dealing with the recognition and measurement of financial instruments and the qualifying criteria for hedge accounting. US GAAP has various standards covering derivative instruments and hedging activities. Under US GAAP, the requirements for hedge accounting are more prescriptive than under IFRS. Excluding the company's interests rate swaps, which qualify for hedge accounting under US GAAP and IFRS, the company's other derivative financial instruments do not qualify for hedge accounting under US GAAP and IFRS.

g) Under IAS 12 (revised 2000), "Income Taxes", and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the company has changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the company calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction.

h) According to SFAS No. 142, intangible assets other than goodwill that have definite useful lives will be amortized over the useful life. The useful life of an intangible asset is the period over which the asset is expected to contribute to the future cash flow limited by legal, regulatory or contractual factors. Intangibles with indefinite useful lives will not be amortized, but rather tested at least annually for impairment. Intangible assets other than goodwill for the group as of December 31, 2002, consist of technology rights and patents, which all have definite useful lives and are amortized over their useful lives, which is equal to the amortization in accordance with IFRS. In addition, certain costs mainly relating to payments for licenses and patents for technology that had not yet reached technological feasibility were capitalized under IFRS instead of being expensed under US GAAP. The reconciling item in the income statement solely represents the add-back of amortization expense that was taken under IFRS related capitalized research and development costs as no costs were capitalized under IFRS in 2002, 2001 and 2000.

i) For US GAAP purposes, the Share Purchase Plan ("the Plan") as described in note 26 has been accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Plan would be considered a variable plan and therefore, a compensatory plan, which requires the company to include the compensation cost associated with the matching share in determining net income in accordance with US GAAP. Under US GAAP the compensation cost related to the matching share has been calculated based on the estimated number of matching shares to be awarded at the end of 2003 multiplied by the closing share price for a Serono S.A. bearer share translated at the year-end exchange rates adjusted for any over or underaccrual brought forward from the previous year. Under IFRS, the compensation cost related to the matching share has been calculated based on the actual number of matching shares awarded at the end of 2002.

ADDITIONAL US GAAP INFORMATION

BUSINESS COMBINATIONS
On September 12, 2002, the group acquired 92.47% of the share capital of Genset S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination. The aggregated purchase price of $140.1 million consisted of approximately $139.5 million in cash and other purchase considerations of approximately $0.6 million. In addition, short-term liabilities with a fair value of $17.3 million and long-term liabilities with a fair value of $3.6 million were assumed by the group. The results of operations of Genset S.A. and the estimated fair value of the assets acquired and liabilities assumed are included in the consolidated financial statements from the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their fair value at the acquisition date. The purchase price exceeded the amounts allocated to assets acquired and liabilities assumed by $84.7 million, and was recorded as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                                               US$000
                                              --------
Current assets                                 33,634
Property, plant and equipment                  11,221
Acquired in-process research and development   26,829
Goodwill                                       84,664
Other long-term assets                          4,626
Short-term liabilities                        (17,325)
Long-term liabilities                          (3,586)
------------------------------------------------------
NET ASSETS                                    140,063
------------------------------------------------------

Approximately $26.8 million of the purchase price represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date in accordance with SFAS No. 141, "Business Combinations" and FASB Interpretation No. 4, "Applicability of FASB
Statement No. 2 to Business Combinations". The estimated fair value of these projects was determined using a discounted cash flow model. The discount rate used takes into account the stage of completion and the risks surrounding the successful development and commercialization of each of the purchased in-process technology projects that were valued. The operating losses of Genset S.A., in 2002, 2001, 2000, were $34.6 million, $42.0 million and $32.3 million, respectively.

GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                                                                 2002
                                                               US$000
                                                             --------
As of January 1                                               38,478
Goodwill acquired                                             84,664
Impairment and disposal loss                                  (5,662)
Goodwill written off related to sale of operating companies   (2,232)
Currency adjustments                                             132
---------------------------------------------------------------------
AS OF DECEMBER 31                                            115,380
---------------------------------------------------------------------

All goodwill components were reviewed for impairment during 2002. The fair values of the business units were determined using the expected present value of future cash flows. The impairment loss relates to goodwill occurring on acquisition prior to January 1, 1995. Pro forma net income for the current year and prior two years after adding back the amortization expense related to goodwill and intangible assets that are no longer being amortized, is as follows:

                                                 Year ended December 31
                                                -------------------------
                                                 2002     2001     2000
                                                US$000   US$000   US$000
-------------------------------------------------------------------------
REPORTED NET INCOME                             280,176  291,470  304,389
Add back: Goodwill amortization                       -    4,466    4,612
-------------------------------------------------------------------------
ADJUSTED NET INCOME                             280,176  295,936  309,001
-------------------------------------------------------------------------


                                                   US$      US$      US$
                                                -------------------------
Basic earnings per bearer share:
REPORTED BASIC EARNINGS PER BEARER SHARE          17.53    18.15    19.72
Add back: Goodwill amortization                       -     0.27     0.30
-------------------------------------------------------------------------
ADJUSTED BASIC EARNINGS PER BEARER SHARE          17.53    18.42    20.02
-------------------------------------------------------------------------
Basic earnings per registered share:
REPORTED BASIC EARNINGS PER REGISTERED SHARE       7.01     7.26     7.89
Add back: Goodwill amortization                       -     0.11     0.11
                                                -------------------------
ADJUSTED BASIC EARNINGS PER REGISTERED SHARE       7.01     7.37     8.00
-------------------------------------------------------------------------
Diluted earnings per bearer share:
REPORTED DILUTED EARNINGS PER BEARER SHARE        17.51    18.11    19.68
Add back: Goodwill amortization                       -     0.27     0.30
-------------------------------------------------------------------------
ADJUSTED DILUTED EARNINGS PER BEARER SHARE        17.51    18.38    19.98
-------------------------------------------------------------------------
Diluted earnings per registered share:
REPORTED DILUTED EARNINGS PER REGISTERED SHARE     7.00     7.24     7.87
Add back: Goodwill amortization                       -     0.12     0.12
-------------------------------------------------------------------------
ADJUSTED DILUTED EARNINGS PER REGISTERED SHARE     7.00     7.36     7.99
-------------------------------------------------------------------------

The weighted average amortization period of intangible assets is 5.9 years. The estimated amortization of intangibles expense for the next five years is as follows:

                                                                US$000
                                                                ------
AGGREGATE AMORTIZATION EXPENSE:
For the year ended December 31, 2002                            19,834


ESTIMATED AMORTIZATION EXPENSE FOR THE YEAR ENDED DECEMBER 31:
2003                                                            25,270
2004                                                            25,270
2005                                                            25,270
2006                                                            11,524
2007                                                             9,714
----------------------------------------------------------------------

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets over the two-year period ending December 31, 2002, and a statement of the funded status as at December 31, 2002 and 2001, for the group's defined benefit pension plans.

                                           As of December 31
                                          ------------------
                                            2002      2001
                                           US$000    US$000
------------------------------------------------------------
BENEFIT OBLIGATION:
As of January 1                           139,039   122,081
------------------------------------------------------------
Service cost                               18,974    15,062
Interest cost                               6,206     4,810
Actuarial (gain)/loss                         986      (470)
Benefit payments                           (2,319)   (2,783)
Settlements                                     -         -
Foreign currency translation               22,633       339
------------------------------------------------------------
AS OF DECEMBER 31                         185,519   139,039
------------------------------------------------------------
PLAN ASSETS AT FAIR VALUE:
As of January 1                            87,575    88,356
------------------------------------------------------------
Actual return on plan assets              (10,126)  (11,627)
Employer contributions                     11,244     9,210
Employee contributions                      4,980     4,160
Benefit payments                           (2,319)   (2,783)
Settlements                                     -         -
Foreign currency translation               16,934       259
------------------------------------------------------------
AS OF DECEMBER 31                         108,288    87,575
------------------------------------------------------------
FUNDED STATUS:
As of December 31                         (77,231)  (51,464)
------------------------------------------------------------
Unrecognized transition obligation            374       524
Unrecognized actuarial loss                37,957    21,282
Additional pension liability               (2,886)        -
------------------------------------------------------------
ACCRUED BENEFIT COSTS                     (41,786)  (29,658)
------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE BALANCE SHEET:
Accrued benefit liability                 (41,786)  (29,658)
NET AMOUNT RECOGNIZED                     (41,786)  (29,658)
------------------------------------------------------------

                                                 Year ended December 31
                                               -------------------------
                                                  2002     2001     2000
                                                US$000   US$000   US$000
------------------------------------------------------------------------
Net service cost                               13,995   10,902   11,117
Interest cost                                   6,206    4,810    4,367
Expected return on plan assets                 (5,960)  (5,226)  (4,831)
Amortization of transition obligation             147    1,688    1,705
Amortization of unrecognized actuarial losses     113        -      101
------------------------------------------------------------------------
NET PERIODIC BENEFIT COST                      14,501   12,174   12,459
------------------------------------------------------------------------

Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants. The group's US subsidiary, Serono, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono, Inc., which amounted to approximately $1.2 million, $0.9 million and $0.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

FINANCIAL ASSETS
The US GAAP carrying value of financial assets equals the IFRS carrying values. The components of short-term and long-term financial assets are provided in note
16. Proceeds from the sale of available-for-sale securities in 2002 were $313.7 million (2001: $0.2 million). Gross realized gains in 2002 were $1.9 million (2001: $0.1 million). The net unrealized loss from available-for-sale securities included as a separate component of shareholders' equity under US GAAP was $19.7 million as of December 31, 2002 (2001: $10.3 million). The maturities of the available-for-sale debt securities at December 31, 2002 are as follows:

                                          US$000
                                          -------
2003                                      358,619
2004                                      176,792
2005                                       93,246
2006                                       16,804
-------------------------------------------------
TOTAL                                     645,461
-------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS
Total gains recognized in 2002 in accordance with US GAAP on options settled in Serono bearer shares that require a net cash settlement were $0.8 million (2001:
nil).

NON-DERIVATIVE FINANCIAL INSTRUMENTS
Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term investments and unconsolidated investments. Non-derivative liabilities consist of bank advances and short-term and long-term debt. The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term investments and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the available-for-sale securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The estimated fair value and maturity of the long-term debt is provided in note 18.

CURRENT AND DEFERRED TAXES
Deferred tax assets and liabilities for the group consist of the following:

                                           As of December 31
                                          -------------------
                                            2002       2001
                                           US$000     US$000
-------------------------------------------------------------
DEFERRED TAX ASSETS:
Tax loss carry forwards                     91,242    16,488
Various R&D tax credits carried forward     30,757    31,508
Depreciation                                24,770    24,206
Inventories                                 51,511    39,611
Accrued expenses                            11,598    10,110
Return reserve                              18,933    12,929
Other                                       13,143       643
-------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                  241,954   135,495
-------------------------------------------------------------
Less valuation allowance                  (105,458)  (35,305)
-------------------------------------------------------------
TOTAL NET DEFERRED TAX ASSETS              136,496   100,190
-------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Depreciation                                 3,841     3,341
Inventories                                 12,643     9,950
Other(1)                                    (4,404)   (4,288)
-------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES              12,080     9,003
-------------------------------------------------------------
NET DEFERRED TAX ASSETS                    124,416    91,187
-------------------------------------------------------------

(1) Negative asset or liability positions reflect the impact of tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against tax assets and liabilities in other tax jurisdictions for aggregate presentation.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carry forwards and portions of other deferred tax assets for which the company determined that it was more likely than not that these benefits will not be realized. During 2002, the valuation allowance increased by $70.2 million (2001: decrease of $2.1 million). A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable. This would result in a decrease in the group's effective tax rate.

Deferred tax assets and liabilities, broken out into current and non-current, are as follows:

                                     As of December 31
                                     -----------------
                                         2002     2001
                                       US$000   US$000
------------------------------------------------------
Current deferred tax assets           109,961   87,913
Non-current deferred tax assets        26,535   12,277
------------------------------------------------------
TOTAL NET DEFERRED TAX ASSETS         136,496  100,190
------------------------------------------------------
Current deferred tax liabilities        3,813    2,626
Non-current deferred tax liabilities    8,267    6,377
------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES         12,080    9,003
------------------------------------------------------

RESTRUCTURING CHARGE
The following schedule lists the significant components of the restructuring charge:

                                                 Year ended December 31
                                                 ----------------------
                                                  2002    2001    2000
                                                 US$000  US$000  US$000
-----------------------------------------------------------------------
Employee related costs                            6,069       -     496
Other asset related costs                         8,919       -       -
Other                                             1,315       -     105
-----------------------------------------------------------------------
RESTRUCTURING CHARGE IN ACCORDANCE WITH US GAAP  16,303       -     601
-----------------------------------------------------------------------

In December 2002, the company took the final charge related to the withdrawal from the urinary sector of the Reproductive Health business. This charge is a reflection of the group's long-term strategy of reducing the use of traditional extractive methods. This charge was in relation to manufacturing facilities, urine processing and collection facilities, and related personnel located in Italy. The restructuring plan includes the termination of approximately 56 employees; all will leave the group before the end of December 2003. The company has built up sufficient levels of urinary inventory that will allow it to continue to supply the market requirements until 2006. In a separate decision, the company decided to withdraw from the non-core generics business, and has taken a charge in December 2002 related to the sale of two companies in Latin America (see note 32).

PRO FORMA EARNINGS PER SHARE
As permitted by Statement of SFAS No. 123, "Accounting for Stock Based Compensation", the company applies APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the company's 1998 Stock Option Plan for US GAAP purposes. Accordingly, no compensation cost has been recognized for options granted under the 1998 Stock Option Plan as well as options to directors. However, the company has disclosed, in the note below, the pro forma effects had compensation cost been determined based on the fair value of the options at the grant date. Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the Stock Option Plan as well as outside the plan to directors, the company's net income under US GAAP and earnings per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated below:

                                                                  Year ended December 31
                                       ----------------------------------------------------------------------
                                              2002       2002         2001       2001         2000       2000
                                       As reported  Pro forma  As reported  Pro forma  As reported  Pro forma
                                            US$000     US$000       US$000     US$000       US$000     US$000
-------------------------------------------------------------------------------------------------------------
NET INCOME UNDER US GAAP                   280,176    266,836      291,470    284,220      304,389    301,195

                                               US$        US$         US$         US$         US$         US$
-------------------------------------------------------------------------------------------------------------
Basic earning per bearer share               17.53      16.69        18.15      17.69        19.72      19.51
Basic earnings per registered share           7.01       6.68         7.26       7.08         7.89       7.80
Diluted earnings per bearer share            17.51      16.67        18.11      17.66        19.68      19.47
Diluted earnings per registered share         7.00       6.67         7.24       7.06         7.87       7.79
-------------------------------------------------------------------------------------------------------------

The fair value of stock options granted to employees in 2002, 2001 and 2000 were $317, $302 and $383, respectively. The fair value of stock options granted to directors in 2000 was $355. There were no stock options granted to directors in 2002 and 2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants.

                                Year ended December 31
                                ---------------------
                                 2002   2001   2000
-----------------------------------------------------
Dividend yield                   0.47%  0.44%  0.13%
Expected stock price volatility  33.6%  31.0%  27.8%
Risk-free interest rate           3.5%   4.0%   4.0%
Expected lives, in years          7.5      8      8
-----------------------------------------------------

SEGMENT INFORMATION
The following tables and disclosures set out additional US GAAP disclosure requirements, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," for segment information, prepared under IFRS. The company's reportable segments are based on operations in the various geographic regions. Each region is managed separately because each region requires different marketing strategies. The company has four reportable segments including Europe, North America, Latin America and Other. All segments derive a majority of their revenues from reproductive health products. The segments follow the same IFRS reporting policies as those of the company.

The following table presents product sales by therapeutic field:

                           Year ended December 31
                       -------------------------------
                          2002       2001       2000
                        US$000     US$000     US$000
------------------------------------------------------
Reproductive health      621,872    574,326    592,253
Neurology                548,806    379,628    254,214
Growth and metabolism    219,115    232,563    227,103
Other                     33,337     62,888     73,428
------------------------------------------------------
TOTAL PRODUCT SALES    1,423,130  1,249,405  1,146,998
------------------------------------------------------

The following table presents product sales by country based on the location of the customer:

                          Year ended December 31
                     -------------------------------
                       2002       2001       2000
                      US$000     US$000     US$000
----------------------------------------------------
United States          425,320    343,032    368,947
Germany                161,095    129,878     97,826
Italy                  117,854    101,815     93,368
France                  97,951     80,697     69,433
Spain                   64,300     57,695     43,220
Sweden                  56,488     54,984     48,831
Canada                  53,071     45,965     34,160
Mexico                  46,446     50,002     35,467
United Kingdom          42,309     45,331     46,325
Japan                   28,635     28,899     37,143
Brazil                  26,734     24,919     24,824
Switzerland             24,397     18,894     11,546
Other                  278,530    267,294    235,908
----------------------------------------------------
TOTAL PRODUCT SALES  1,423,130  1,249,405  1,146,998
----------------------------------------------------

There are no sales to a single customer that amount to 10% or more of the group's total net sales.

The following table presents property, plant and equipment by country based on the location of the asset:

                                                       As of December 31
                                                       -----------------
                                                          2002     2001
                                                        US$000   US$000
-----------------------------------------------------------------------
Switzerland                                            379,996  289,425
Italy                                                   64,605   55,357
United States                                           37,531   31,001
Other                                                   72,377   84,984
-----------------------------------------------------------------------
TOTAL NET BOOK VALUE OF PROPERTY, PLANT AND EQUIPMENT  554,509  460,767
-----------------------------------------------------------------------

The following table presents the carrying amount of goodwill under US GAAP by the geographical area in which the reporting units are located:

                                  As of December 31
                                  -----------------

                                               2002
                                             US$000
---------------------------------------------------
Europe                                       91,356
North America                                 1,218
Latin America                                   240
Other                                        22,566
---------------------------------------------------
TOTAL NET BOOK VALUE OF GOODWILL            115,380
---------------------------------------------------

ADVERTISING COSTS
The company expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $77.2 million, $69.5 million and $59.5 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

SHIPPING AND HANDLING COSTS
The company includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $18.6 million, $16.9 million and $15.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

GOVERNMENT GRANTS FOR RESEARCH AND DEVELOPMENT
Under US GAAP, government grants for research and development would be presented as part of product sales and would not be netted against research and development expense. Had these amounts been accounted for under US GAAP, total product sales would be increased by $0.2 million in 2002, $0.2 million in 2001 and $0.2 million in 2000, with an equal increase in research and development costs.

FOREIGN CURRENCY TRANSLATION
The company has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised 1993), "The Effect of Changes in Foreign Exchange Rates", and IAS 29, "Financial Reporting in Hyperinflationary Economies". The accounting under IAS 21 and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission and is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

SHARES ISSUED AND OUTSTANDING
Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The company discloses this information in note 23 to the financial statements.

COMPREHENSIVE INCOME
SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows:

                                                                      Year ended December 31
                                                                   ----------------------------
                                                                      2002      2001      2000
                                                                    US$000    US$000    US$000
-----------------------------------------------------------------------------------------------
NET INCOME UNDER US GAAP                                           280,176   291,470   304,389
OTHER COMPREHENSIVE INCOME:
Pension minimum liability adjustment (net of taxes of $289)         (2,597)        -         -
Foreign currency translation adjustment                            108,668   (23,579)    3,878
Unrealized market value adjustment on securities available-for-
sale (net of taxes of $2,147,
$5,380 and, $5,834, respectively)                                  (19,673)  (10,284)  (16,215)
RECLASSIFICATION ADJUSTMENT:
Net realized gain on sale of securities                                  -         -   (11,925)
Write-down of available-for-sale securities                         17,789    22,326         -
-----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME UNDER US GAAP                                 384,363   279,933   280,127
-----------------------------------------------------------------------------------------------

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS IFRS
IAS 41, "Agriculture," prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. This standard becomes effective for financial statements covering periods beginning on or after January 1, 2003. Adoption of this standard will not have an impact on the company's financial statements.

US GAAP
SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002", will become effective for periods beginning on or after January 1, 2003. The new standard is not expected to have any material impact on the reconciliation. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", will become effective for exit or disposal activities initiated after December 31, 2002 and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and not at the date of an entity's commitment to an exit plan. The adoption of this standard is not expected to have a material effect on the reconciliation. FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. In accordance with this interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. The disclosure provisions have been adopted as of December 31, 2002. The adoption of this standard is not expected to have a material effect on the reconciliation.

35. SUBSEQUENT EVENTS
The primary financial statements were approved by the Board of Directors on January 31, 2003. On March 14, 2003, the full consolidated financial statements were approved by the Board of Directors for presentation to the general meeting of Shareholders. The proposed dividends are detailed in note 24.

        REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE


To the Shareholders and Board of Directors
Of Serono SA, Coinsins (Vaud), Switzerland

Our auditors of the consolidated financial statements referred to in our report dated March 14, 2003, appearing on page F-2 of this Form 20-F, also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


PricewaterhouseCoopers S.A.

/s/ M. Aked          /s/ H-J. Hofer
M. Aked              H-J. Hofer

Geneva, March 14, 2003

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

                                                      Balance at the                             Balance at
                                                       beginning of                              the end of
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000    the period    Additions  Deductions (1)  the period
                                                          US$000       US$000        US$000        US$000
Year ended December 31, 2002
Provisions for doubtful accounts                              12,702      3,360         (4,868)      11,194
Provision for inventories                                     17,847      4,450         (7,766)      14,531
Allowance for deferred taxes                                  35,305     86,172        (16,019)     105,458
                                                      --------------  ---------  --------------  ----------
                                                              65,854     93,982        (28,653)     131,183
                                                      ==============  =========  ==============  ==========
Year ended December 31, 2001
Provisions for doubtful accounts                              15,545      2,230         (5,073)      12,702
Provision for inventories                                     19,832      9,590        (11,575)      17,847
Allowance for deferred taxes                                  37,394     21,511        (23,600)      35,305
                                                      --------------  ---------  --------------  ----------
                                                              72,771     33,331        (40,248)      65,854
                                                      ==============  =========  ==============  ==========
Year ended December 31, 2000
Provisions for doubtful accounts                              16,047      2,065         (2,567)      15,545
Provision for inventories                                     16,382      7,959         (4,509)      19,832
Allowance for deferred taxes                                  42,949      6,850        (12,405)      37,394
                                                      --------------  ---------  --------------  ----------
                                                              75,378     16,874        (19,481)      72,771
                                                      ==============  =========  ==============  ==========

(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required.

REPORT OF THE STATUTORY AUDITORS

TO THE GENERAL MEETING OF SERONO S.A. COINSINS (VAUD), SWITZERLAND
As statutory auditors, we have audited the accounting records and financial statements (balance sheet, income statement and notes) of Serono S.A. for the year ended December 31, 2002.
     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.
     We recommend that the financial statements submitted to you be approved.


PricewaterhouseCoopers S.A.

/s/ M. Aked     /s/ H-J. Hofer
Geneva, March 14, 2003

HOLDING COMPANY INCOME STATEMENTS

                                        Year ended
                                        December 31
                                      ---------------
                                       2002     2001
                              Notes  CHF000   CHF000
                              -----------------------
Income
Dividend income                      317,063  290,145
Interest income                        3,612    5,935
-----------------------------------------------------
TOTAL INCOME                         320,675  296,080
-----------------------------------------------------
Expenses
General and administrative        2    2,669    3,781
Amortization                          11,505   11,529
Write-down on investments              6,429    8,877
Loss on sale of subsidiary            19,132        -
Financial and other expenses           2,649    4,500
Net exchange loss                 3   12,651      901
Taxes                             4    3,119    2,991
TOTAL EXPENSES                        58,154   32,579
-----------------------------------------------------
NET INCOME FOR THE YEAR              262,521  263,501
-----------------------------------------------------

HOLDING COMPANY BALANCE SHEETS

                                                    As of December 31
                                                   --------------------
                                                     2002       2001
                                            Notes   CHF000     CHF000
-----------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                   1,057        360
Time deposits                                              -     77,879
Receivables from affiliates                            9,220        149
Receivables and prepaid expenses                         506        627
-----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                  10,783     79,015
-----------------------------------------------------------------------
LONG-TERM ASSETS
Investments in non-group companies                    27,801     32,013
Investments in and advances to affiliates       5  3,153,653  2,892,221
Other non-current assets                        6     24,043     35,226
-----------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                             3,205,497  2,959,460
-----------------------------------------------------------------------
TOTAL ASSETS                                       3,216,280  3,038,475
-----------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                           2         42
Accounts payable to affiliates                         4,200          -
Accrued liabilities                             7      3,669     26,483
Advances from Affiliates                              72,776     62,224
Taxes payable                                   4      2,324        546
-----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                             82,971     89,295
-----------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                   9    402,277    401,810
General legal reserve                          12  1,738,029  1,716,404
Reserve for treasury shares                    12    189,355     14,906
Available earnings                             12    803,648    816,060
-----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                         3,133,309  2,949,180
-----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         3,216,280  3,038,475
-----------------------------------------------------------------------

NOTES TO THE HOLDING COMPANY FINANCIAL STATEMENTS

1. GENERAL
Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss stock exchange and, in the form of American depositary shares, on the New York Stock Exchange. These financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations.

2. GENERAL AND ADMINISTRATIVE
Included within general and administrative expenses are personnel costs related to the Employee Share Purchase Plan ("the Plan"). Details related to the plan are set out in note 26 to the consolidated financial statements.

3. CONVERSION OF FOREIGN CURRENCIES
Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are converted at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

4. TAXES
Provision is made for all taxes due on the company's taxable income and capital.

5. INVESTMENT IN AND ADVANCES TO AFFILIATES

                          As of December 31
                         ---------  ---------
                           2002       2001
                          CHF000     CHF000
---------------------------------------------
Investments              2,995,523  2,727,903
Advances to affiliates     158,130    164,318
TOTAL AS OF DECEMBER 31  3,153,653  2,892,221
---------------------------------------------

Serono S.A.'s investments in its affiliates are stated at cost. The details related to the principal operating companies of Serono S.A. are set out in note 33 to the consolidated financial statements.

6. OTHER NON-CURRENT ASSETS
Other non-current assets consist mainly of the capitalized costs related to the company's global offering of 1,070,670 bearer shares in July 2000, and are being amortized over five years.

7. ACCRUED LIABILITIES
As of December 31, 2001, this balance includes the obligation of the company to employees under the Employee Share Purchase Plan. The details to this plan are set out in note 26 to the consolidated financial statements.
As of December 31, 2002, this obligation is reflected at the affiliate level.

8. CONTINGENT LIABILITIES

                                                                                As of December 31
                                                                                -----------------
                                                                                   2002     2001
                                                                                  CHF000   CHF000
--------------------------------------------------------------------------------------------------
Bank guarantees in respect of affiliates' borrowing facilities - total facility amount utilized 2002
CHF76.5 million (2001: CHF161.9 million)                                          240,082  364,979
--------------------------------------------------------------------------------------------------

9. SHARE CAPITAL
The details related to the capital structure of Serono S.A. are set out in note 23 to the consolidated financial statements.
     At December 31, 2002, treasury shares of a total value of CHF189.4 million were held by one of Serono S.A.'s subsidiaries. Treasury share purchases during the year 2002 totaled CHF174.7 million with an average purchase price of CHF766. No shares were sold and 200 treasury shares were granted to employees during the year (2001: 1,200) for compensation expense in the amount of CHF0.3 million (2001: CHF1.7 million).
     The 239,412 treasury shares held at December 31, 2002 are non-dividend bearing.

10. STOCK OPTION PLAN
The details related to the stock option plan of Serono S.A. are set out in note 25 to the consolidated financial statements.

11. PRINCIPAL SHAREHOLDER
The details related to the principal shareholder of Serono S.A. are set out in note 29 to the consolidated financial statements.

12. RETAINED EARNINGS AND LEGAL RESERVES

                                                                                           2002         2001
                                                                                          CHF000       CHF000
----------------------------------------------------------------------------------------------------------------
As of January 1                                                                           816,060       663,850
----------------------------------------------------------------------------------------------------------------
Transfer to reserve for treasury shares                                                  (174,449)      (14,906)
Appropriation of retained earnings resolved by General Meeting:
Dividends                                                                                (100,484)      (96,385)
Net income for the year                                                                   262,521       263,501
----------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31                                                                         803,648       816,060
----------------------------------------------------------------------------------------------------------------


The movements in the legal reserves are as follow:
                                                                                           Total
                                                                                         general    Reserve for
                                                                 Agio (share   General     legal       treasury
                                                                    premium)   reserve   reserve         shares
                                                                      CHF000    CHF000    CHF000         CHF000
----------------------------------------------------------------------------------------------------------------
As of January 1, 2002                                               1,684,604   31,800  1,716,404        14,906
----------------------------------------------------------------------------------------------------------------
Transfer for treasury shares                                                -        -          -       174,449
Stock options exercised during 2002                                     2,167        -      2,167             -
Shares issued under the Employee Share Purchase Plan                   19,458        -     19,458             -
----------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2002                                             1,706,229   31,800  1,738,029       189,355
----------------------------------------------------------------------------------------------------------------

HOLDING COMPANY PROPOSED APPROPRIATION OF THE AVAILABLE EARNINGS

                                                   As of December 31
                                                ------------------------
                                                   2002         2001
                                                    CHF          CHF
------------------------------------------------------------------------
PROPOSAL OF THE BOARD OF DIRECTORS:
AVAILABLE EARNINGS                              803,647,842  816,060,475
------------------------------------------------------------------------
CASH DIVIDENDS:
Registered shares: CHF2.80 (CHF2.50) per share   30,836,512   27,532,600
Bearer shares: CHF7.00 (CHF6.25) per share       80,147,193   72,951,881
------------------------------------------------------------------------
TOTAL CASH DIVIDENDS                            110,983,705  100,484,481
------------------------------------------------------------------------
RETAINED EARNINGS TO CARRY FORWARD              692,664,137  715,575,994
------------------------------------------------------------------------

The details related to the proposed cash dividends are based on the share capital as at December 31, 2002. Shares issued following the exercise of stock options up to the dividend payment date are entitled to receive the 2002 dividend. Further details of the dividends are set out in note 24 to the consolidated financial statements.

                                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
    1.1  Articles of Association, dated March 20, 2003
    2.1  Deposit Agreement among the registrant, The Bank of New York, as Depositary, and all Owners
         and Beneficial Owners from time to time of ADRs issued thereunder, including the form of ADRs
         (incorporated by reference to Exhibit 4.6 to Registrant's Registration Statement on Form S-8
         (Registration No. 333-12480), as filed with the Commission on September 6, 2000)
    2.2  Form of Certificate for One Bearer Share (incorporated by reference to Exhibit 4.2 to Amendment
         No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
    2.3  Form of Certificate for Ten Bearer Shares (incorporated by reference to Exhibit 4.3 to Amendment
         No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
    2.4  Form of Certificate for One Hundred Bearer Shares (incorporated by reference to Exhibit 4.4 to
         Amendment No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-
         12192), as filed with the Commission on July 10, 2000)
    2.5  Form of Certificate for One Thousand Bearer Shares (incorporated by reference to Exhibit 4.5 to
         Amendment No. 1 to Registrant's Registration Statement on Form F-1 (Registration No. 333-
         12192), as filed with the Commission on July 10, 2000)
    2.6  Form of American Depositary Receipt (included in Exhibit 2.1 hereto)
    8.1  List of Subsidiaries of the Registrant
   10.1  Consent of PricewaterhouseCoopers S.A.
   10.2  Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
   10.3  Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002