Form 20-F
period 2005-12-31
SERONO S A
filed 2006-02-28
CIK 1117399

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15096

SERONO S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Switzerland
(Jurisdiction of incorporation or organization)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Bearer Shares, nominal value CHF25 per share	Name of each exchange on which registered: New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one fortieth of a Bearer Share	New York Stock Exchange

*
Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005:

Bearer Shares, nominal value CHF25 per share:	10,191,037 outstanding
Registered Shares, nominal value CHF10 per share:	11,013,040 outstanding

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒ No ☐

        Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Serono S.A.
Annual Report on Form 20-F
for the year ended December 31, 2005

        The registered (®) and the filed (TM) trademarks and the filed service marks (SM), Cetrotide®, click.easy®, cool.click®, Crinone®, Fertility LifeLines™, Geref®, Gonal-f®, Learning for life™, Luveris®, Metrodin HP®, MSLifelinesSM, Novantrone®, one.click®, Ovidrel®, Ovitrelle®, Pergogreen®, Pergonal®, Phenoptin™, Phenylase™, Profasi®, Raptiva®, Rebif®, Rebiject®, Rebiject II®, Saizen®, Serono®, Serostim® and Zorbtive™, as well as the filed trademarks (TM) for the "S" symbol, used alone or with the words "Serono" or "Serono biotech and beyond," are trademarks of, or are licensed to a subsidiary of, Serono S.A. Trade names and trademarks of other companies appearing in this report are the property of their respective owners.

i

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3.    KEY INFORMATION

Selected Consolidated Historical Financial Data

        We have derived our selected consolidated historical financial data from our consolidated financial statements. We prepare and present our consolidated financial statements in accordance with International Financial Reporting Standards or IFRS. IFRS differ in significant respects from United States Generally Accepted Accounting Principles, or U.S. GAAP. You can find a reconciliation of our net (loss)/income and shareholders' equity from IFRS to U.S. GAAP in Note 39 to our audited consolidated financial statements included in this Form 20-F. Since the information we present below is only a summary and does not provide all of the information contained in our consolidated financial statements, you should read our consolidated financial statements and the notes to the consolidated financial statements included in this Form 20-F.

Income Statement Data

	Year ended December 31,
	2005	2004	2003	2002	2001
	(U.S. dollars in thousands, except per share data)
Income Statement Data:
Product sales	$2,338,850	$2,177,949	$1,858,009	$1,423,130	$1,249,405
Royalty and license income	247,501	280,101	160,608	114,705	127,065

Total revenues	2,586,351	2,458,050	2,018,617	1,537,835	1,376,470
Operating expenses:
Cost of product sales	265,879	304,111	279,619	223,751	213,160
Selling, general and administrative	862,276	807,940	636,823	504,248	446,945
Research and development.	593,567	594,802	467,779	358,099	308,561
Restructuring		—	—	16,303	—
Other operating expense, net	992,148	239,776	202,420	85,814	70,152

Total operating expenses	2,713,870	1,946,629	1,586,641	1,188,215	1,038,818

Operating (loss)/income	(127,519)	511,421	431,976	349,620	337,652
Total financial income, net	40,262	63,281	44,018	36,476	51,381
Share of profit/(loss) of associates	(579)	100	—	24	119
Other income/(expense), net	15,436	(629)	(9,570)	(16,433)	(9,842)

Total non-operating income, net	55,119	62,752	34,448	20,067	41,658

(Loss)/income before taxes	(72,400)	574,173	466,424	369,687	379,310
Taxes	32,892	92,845	69,047	61,155	67,989

Net (loss)/income	(105,292)	481,328	397,377	308,532	311,321

Attributable to:
Minority interests	822	1,653	327	536	(52)

Equity holders of Serono S.A.	$(106,114)	$479,675	$397,050	$307,996	$311,373

Per Share Data:
Basic (loss)/income per share(1)(2):
Bearer shares	$(7.28)	$31.40	$25.08	$19.27	$19.38
Registered shares	(2.91)	12.56	10.03	7.71	7.75
American depositary shares(3)	(0.18)	0.78	0.63	0.48	0.48
Diluted (loss)/income per share(1)(2):
Bearer shares	(7.28)	31.35	25.04	19.25	19.35
Registered shares	(2.91)	12.54	10.02	7.70	7.74
American depositary shares(3)	(0.18)	0.78	0.63	0.48	0.48
Cash dividends paid(1)(4):
Bearer shares	7.59	7.95	6.49	5.05	3.75
Registered shares	3.03	3.18	2.59	2.02	1.50
American depositary shares(3)	0.19	0.20	0.16	0.13	0.09
Supplemental Per Equivalent Bearer Share Data:
Net (loss)/income, basic(1)(5)	$(7.28)	$31.40	$25.08	$19.27	$19.38
Net (loss)/income, diluted(1)(5)	(7.28)	31.35	25.04	19.25	19.35

Balance Sheet Data

	As of December 31,
	2005	2004	2003	2002	2001
Balance Sheet Data:
Cash, cash equivalents and short-term financial assets	$924,398	$1,060,978	$1,438,782	$1,064,898	$1,475,504
Working capital(6)	1,057,697	1,183,852	1,543,933	1,139,848	1,527,359
Tangible fixed assets	746,430	799,878	701,453	554,509	460,767
Total assets	3,921,235	4,406,845	4,576,056	3,488,871	3,019,957
Share capital(4)	235,555	254,420	253,895	253,416	253,137
Short-term financial debts	28,604	34,527	51,224	93,598	173,254
Long-term financial debts	635,039	640,892	532,022	25,857	37,325
Shareholders' equity	2,170,942	2,453,776	2,886,257	2,466,956	2,220,689
Amounts in Accordance with U.S. GAAP:
Net (loss)/income	(213,328)	445,558	376,775	265,025	299,783
Basic (loss)/income per share(1)(7):
Bearer shares	(14.64)	29.17	23.80	16.58	18.66
Registered shares	(5.86)	11.67	9.52	6.63	7.47
Diluted (loss)/income per share(1)(7):
Bearer shares	(14.64)	29.12	23.76	16.56	18.63
Registered shares	(5.86)	11.65	9.50	6.62	7.45
Total shareholders' equity	2,024,366	2,398,311	2,855,473	2,456,683	2,239,711
Total assets	3,780,701	4,367,211	4,561,585	3,483,295	3,069,873
Margins and Other Data:
Gross margin on product sales(8)(9)	88.6%	86.0%	85.0%	84.3%	82.9%
Operating margin(8)(10)	(4.9)%	20.8%	21.4	22.7%	24.5%
Net margin(8)(11)	(4.1)%	19.6%	19.7%	20.1%	22.6%
Cash dividends paid(4)	$110,382	$99,354	$85,709	$64,238	$53,759
Net cash flows (used for)/from operating activities	$(126,489)	$471,709	$542,859	$531,982	$404,950
Depreciation and amortization.	$136,859	$145,221	$135,607	$100,552	$98,906
Additions to tangible fixed assets	$152,907	$151,504	$185,045	$125,324	$97,131
Additions to intangible assets	$100,160	$67,056	$54,982	$138,831	$3,075
Average number of employees.	4,826	4,740	4,597	4,559	4,384

(1)
Basic and diluted (loss)/earnings per share data have been calculated by dividing the net (loss)/income attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the year. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total of all issued shares.

(2)
The portion of net (loss)/income attributable to bearer and registered equity holders of Serono S.A. was $(74,033) and $(32,081) , respectively, for the year ended December 31, 2005, $341,353 and $138,322, respectively, for the year ended December 31, 2004 and $286,574 and $110,476, respectively for the year ended December 31, 2003. On a diluted basis, the portion of net (loss)/income attributable to bearer shares and registered equity holders of Serono S.A. was $(74,033) and $(32,081) , respectively, for the year ended December 31, 2005, $341,583 and $138,092, respectively, for the year ended December 31, 2004 and $286,753 and $110,297, respectively, for the year ended December 31, 2003.

(3)
Per share data for American depositary shares is equal to one-fortieth of the amount shown for bearer shares.

(4)
Dividends for any fiscal year are generally declared and paid in the following year, after approval at the annual shareholders' meeting. We calculated the U.S. dollar amounts based on the year-end balance sheet exchange rate for the relevant period

(5)
Supplemental per equivalent bearer share data have been calculated on the basis of the number of total equivalent bearer shares outstanding during the applicable period, as set forth in footnote (1) above. Per equivalent bearer share information assumes the conversion of all of our outstanding registered shares into bearer shares. We believe the per equivalent bearer share information may be useful to investors in analyzing our financial results on a per share basis. Because our bearer shares and registered shares have different dividend rights, we believe that per equivalent bearer share information should be considered in conjunction with our other reported per share data in order to obtain a clear understanding of our consolidated historical per share information.

(6)
Working capital means current assets less current liabilities.

(7)
The portion of net (loss)/income in accordance with U.S. GAAP attributable to bearer shares and registered equity holders of Serono S.A. was $(148,834) and $(64,494) respectively, for the year ended December 31, 2005, $317,074 and $128,484 respectively, for the year ended December 31, 2004 and $271,941 and $104,834, respectively, for the year ended December 31, 2003. On a diluted basis, the portion of net (loss)/income attributable to bearer and registered equity holders of Serono S.A. was $(148,834) and $(64,494) respectively, for the year ended December 31, 2005, $317,288 and $128,270, respectively, for the year ended December 31, 2004 and $272,111 and $104,664, respectively, for the year ended December 31, 2003.

(8)
These measures are not defined in IFRS or U.S. GAAP and should not be considered as an alternative to any IFRS and U.S. GAAP data. The method of calculating these measures may be different from methods used by other companies.

(9)
Gross margin on product sales means gross profit divided by product sales. Gross profit means product sales less cost of product sales.

(10)
Operating margin means operating income divided by total revenues.

(11)
Net margin means net income divided by total revenues.

Segment Data

	Year ended December 31,
	2005		2004		2003
	Sales	% Total	Sales	% Total	Sales	% Total
	(U.S. dollars in millions)
Product sales by Region:
Western Europe	$1,038.3	44.4%	$931.6	42.8%	$796.8	42.9%
North America	848.2	36.3	837.9	38.5	694.3	37.4
Middle East, Africa and Eastern Europe	183.8	7.9	165.2	7.6	151.2	8.1
Asia-Pacific, Oceania and Japan	141.5	6.0	132.1	6.0	116.9	6.3
Latin America	127.1	5.4	111.1	5.1	98.8	5.3

Total product sales	$2,338.9	100.0%	$2,177.9	100.0%	$1,858.0	100.0%

	Year ended December 31,
	2005		2004		2003
	Sales	% Total	Sales	% Total	Sales	% Total
	(U.S. dollars in millions)
Product sales by Therapeutic Area:
Neurology:
Rebif	$1,269.8	54.3%	$1,090.6	50.1%	$819.3	44.1%
Novantrone	23.2	1.0	32.4	1.5	30.9	1.7

Total Neurology	1,293.0	55.3	1,123.0	51.6	850.2	45.8
Reproductive Health:
Gonal-f	547.0	23.4	572.7	26.3	526.9	28.3
Cetrotide	25.4	1.1	24.8	1.1	24.8	1.3
Crinone	24.5	1.0	19.8	0.9	20.8	1.1
Ovidrel	23.8	1.0	17.7	0.8	12.4	0.7
Luveris	11.1	0.5	10.6	0.5	10.0	0.6

Core Infertility Portfolio	631.8	27.0	645.6	29.6	594.9	32.0

Metrodin HP	15.0	0.6	15.9	0.7	24.8	1.3
Profasi	2.4	0.1	6.7	0.3	15.4	0.9
Pergonal	0.3	0.0	11.5	0.5	45.8	2.5
Other products	12.5	0.6	12.6	0.7	12.0	0.6

Total Reproductive Health	662.0	28.3	692.3	31.8	692.9	37.3
Growth and Metabolism:
Saizen	206.5	8.8	182.1	8.4	151.5	8.1
Serostim	70.4	3.0	86.8	4.0	88.7	4.8
Zorbtive	1.1	0.0	0.9	0.0	0.0	0.0

Total Growth and Metabolism	278.0	11.8	269.8	12.4	240.2	12.9
Dermatology
Raptiva	33.4	1.4	4.9	0.2	0.0	0.0

Total Dermatology	33.4	1.4	4.9	0.2	0.0	0.0

Other products	72.5	3.2	87.9	4.0	74.7	4.0

Total product sales	$2,338.9	100.0%	$2,177.9	100.0%	$1,858.0	100.0%

Share Data

	2005	2004	2003	2002	2001
Basic per share:
Bearer shares	10,166,057	10,871,187	11,427,194	11,580,611	11,658,108
Registered shares	11,013,040	11,013,040	11,013,040	11,013,040	11,013,040
Equivalent bearer shares	14,571,273	15,276,403	15,832,410	15,985,827	16,063,324
Diluted per share:
Bearer shares	10,166,057	10,896,729	11,452,890	11,598,155	11,687,609
Registered shares	11,013,040	11,013,040	11,013,040	11,013,040	11,013,040
Equivalent bearer shares	14,571,273	15,301,945	15,858,106	16,003,371	16,092,825

Exchange Rates Year End

Year ended December 31,	USD/CHF on December 31,	Average	Low	High
2001	1.6682	1.6916	1.5857	1.8196
2002	1.3871	1.5477	1.3817	1.7168
2003	1.2334	1.3358	1.2422	1.4179
2004	1.1325	1.2385	1.1328	1.3175
2005	1.3181	1.2525	1.1467	1.3246

Exchange Rates Month Ending

Month end	USD/CHF	Low	High
August	1.2663	1.2479	1.2770
September	1.2944	1.2284	1.2982
October	1.2879	1.2735	1.3031
November	1.3169	1.2789	1.3246
December	1.3181	1.2815	1.3197
January	1.2826	1.2587	1.3144

RISK FACTORS

        We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. You should carefully consider each of the risks and uncertainties we describe below and all of the other information in this Form 20-F before deciding to invest in our bearer shares or ADSs. The risks and uncertainties we describe below are not the only ones facing our company. Additional risks and uncertainties that we do not currently know or that we currently believe to be immaterial may also adversely affect our business.

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

We may not realize the full market potential of our current products and products under development

        Our long-term growth will depend on our ability to realize the full market potential of our current products and to develop and commercialize new products. Biotechnology product development is highly uncertain and depends on numerous factors, many of which are beyond our control. We currently have more than 25 post-discovery projects in preclinical or clinical development. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to the following:

  •
  Development of products may be stopped due to a variety of reasons, such as lack of efficacy, potentially harmful side effects, an unexpected or unfavorable risk-benefit analysis and/or evolution of the competitive environment. For example, in April 2005, the efficacy observed for onercept was less than that observed in the earlier Phase II study and with other available treatments. Consequently, the clinical development program for onercept in moderate-to-severe psoriasis was discontinued. In April 2005 and October 2005, respectively, the development of Canvaxin for Stage IV and Stage III melanoma was discontinued due to the unlikelihood that the data for the candidate product would provide sufficient evidence of a survival benefit versus placebo.

  •
  We may not successfully complete clinical trials for our products within any specific time period, or at all, for a variety of reasons, such as our inability to attract a sufficient number of investigators, our inability to enroll and maintain a sufficient number of patients in the clinical trials and suspension of the trials by regulatory authorities.

  •
  Products may fail to receive necessary regulatory approvals for any of the indications requested by us in our applications.

  •
  New products may fail due to limited experience by Serono in a new therapeutic area. For example, Serono has recently expanded its therapeutic areas to include oncology indications and autoimmune diseases. Oncology and autoimmune diseases are highly competitive fields.

  •
  Products may turn out to be uneconomical to commercialize because of manufacturing costs or other factors.

        The above factors are important, not only with respect to new drugs, but also with respect to new indications for existing drugs, because we may fail to obtain regulatory approval for each new indication and market acceptance for indications may vary. These factors may also lead to gaps in the product development pipeline and delays between the approval of one product and approval of the next new product.

Risks Related to Our Products and Markets

We face growing and new competition that may reduce our likelihood of market success

        We operate in a highly competitive environment. This competition may become more intense as commercial applications for biotechnology products increase. Our principal competitors are pharmaceutical and biotechnology companies. Some of our competitors may discover, develop, acquire or commercialize new products sooner or more successfully than we do. For example, Biogen Idec and its partner Elan, competitors in the neurology field, could reintroduce Tysabri (natalizumab) onto the market. The reintroduction of this product and any advantageous changes to their label could place additional competitive pressure on Rebif.

        Small biotechnology companies, academic institutions, governmental agencies and other public and private research organizations conduct a significant amount of research and development in the biotechnology field. These entities may seek patent protection and enter into licensing arrangements to collect royalties for the use of technology they have developed. We face competition in licensing activities from pharmaceutical and biotechnology companies that also seek to acquire technologies from the same entities. If we are not able to compete effectively with these entities to acquire technology, this may adversely impact or block our ability to develop new products relying on the technology covered in such patent.

We may revise the labeling for our products from time to time, which may harm sales of our products

        We may be required to change the labeling for our products for a variety of reasons, such as to include new safety or efficacy data from clinical trials or post-marketing surveillance, to reflect experiential use following a period of commercialization, or to stay current with evolving regulatory policy or clinical practice. Prescribers of our products may interpret such changes in various ways that could influence their decisions on initiation, or on their further use or discontinuance of these products. If prescribers interpret changes in the labeling of our products in ways that cause them to decrease or cease prescribing those products, we may not be able to continue our current level of sales, grow sales, or experience declining sales. For example, in May 2005 we updated the package insert for Novantrone to provide information regarding possible side effects reported in patients taking the treatment and to include recommendations for increased cardiac monitoring.

If we encounter problems with any of our key suppliers or service providers, we could experience higher costs of sales, delays in our manufacturing or loss of revenues

        Other companies produce raw materials necessary for the manufacture of some of our products, as well as some of our products themselves. As a result, we are subject to the risk that some of the products we sell may have manufacturing defects that we cannot control. For example, in 2005 we experienced a significant increase in customer complaints related to our click.easy II device used to reconstitute Saizen. The source of the problem has been identified at the supplier and, although no recall of the device was required in 2005, an enhanced version is now being manufactured in replacement of the original device.

        In some cases, we cite our third party sources specifically in our drug applications with regulatory authorities and accordingly we must obtain those materials or products as specified. We also use subcontractors for certain services, and in some cases the subcontracts are with sole- or limited-source suppliers. For example, Owen Mumford is the exclusive provider of the injection device Rebiject for use with Rebif, our largest selling product. Our subcontractors may also be registered with the regulatory authorities, so we would have to obtain regulatory approval in order to use a different subcontractor. If such services were no longer available, or no longer available at a reasonable cost, from those suppliers, we would need to find new subcontractors. As another example, one of our suppliers of a critical ingredient in our cell-culture media announced in 2005 that it could discontinue production of the ingredient in 2006. In this specific case, we believe sufficient notice has been given for timely replacement of such ingredient as we have subsequently increased the inventory. However, there is no guarantee that our other suppliers or service providers will give us ample notice in the event they discontinue production of a material or a service required to manufacture our products.

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

Resale of our biotechnology products within the European Union may cause our sales and gross profit margin to decline

        In an effort to create a single economic sphere and reduce barriers to the mobility of commercial products, the European Union has interpreted its competition and patent laws to permit the resale of various products, including biotechnology products. In 2005, $1,038.3 million (44.4%) of our product sales were in Western Europe. Once we place our products in the stream of commerce in the European Union, we have limited ways of preventing third-party distributors from re-packaging, and then reselling, our products in any other country of the European Union. Our prices vary across the European Union, principally as a function of different government policies regarding product pricing and reimbursement. Third-party distributors may purchase our products in markets within the European Union where our prices are lower, and then re-sell our products in countries where prices are higher. As a result, we face competition from third-party distributors that resell our products into these latter countries. We do not have the right to be the exclusive seller of our products within the European Union, nor do our patent rights protect us from third-party distributors re-selling our products in this manner. As a result, we cannot prevent a shift in sales to markets in which we realize lower unit sales prices for our products. If we sell a larger percentage of our products into these markets, our sales and gross profit margin will decline.

Competition from generic drugs, follow-on biologics ("biosimilars") and products sold for non-approved uses could reduce our sales growth

        We face competition from generic products, biosimilar drugs (known as follow-on protein products in the United States) and products sold for non-approved uses. For example, competition may come from generic manufacturers who rely on the registration files of products already granted regulatory approval and can therefore sell at a lower price. The patent for Novantrone (mitoxantrone) for the oncology indication will expire in April 2006 and it is anticipated that other manufacturers will introduce their generic products at or after that time. Two generic manufacturers have already received a tentative approval from the FDA for mitoxantrone and these generic entrants may erode revenue for the Novantrone brand, causing our sales to decrease.

        We may also face competition from the introduction of biosimilar products. For example, the biosimilar growth hormone omnitrope which may provide competition for Saizen was recently approved in Australia. Biosimilar products are not the exact composition of our biotechnology products but instead are similar in molecular weight and protein structure only.

        Furthermore, Serostim faces competition from drugs prescribed by physicians who may prescribe competing human growth hormone products to treat HIV-associated wasting although, as indicated by their labeling, regulators have not approved these products for this indication. We may lose market share to these alternative therapies and non-approved usages and we may consequently not be able to maintain our current level of sales.

Sales of counterfeit products may damage our reputation and cause customers to lose faith in our products

        As a manufacturer of biotechnology products, we are subject to the risk that third parties will attempt to create counterfeit versions of our products and sell the counterfeits as our products. For example, in 2001 and 2002, we discovered that a counterfeit product was being sold as Serostim in the United States. Counterfeit products are not approved by the respective regulatory authorities and therefore cannot be considered safe for use. Although we have since instituted the Serono Secured Distribution Program further described in Item 4 "Information on the Company," and the U.S. government continues its investigation and has prosecuted individuals and pharmacies involved in the manufacture and distribution of counterfeit Serostim, if any counterfeit products are sold as ours, our reputation could suffer and patients could lose faith in our products.

        In addition, our products could be subject to recall in the event of counterfeit sales where we are unable to distinguish it from the counterfeit. If patients lose faith in our products or we are forced to recall any of our products as a result of the counterfeiting of those products, our sales could decline.

Reliance on third party distributors, wholesalers and pharmacies to distribute and sell our products may negatively impact our product sales.

        In certain countries including the United States, we rely on third parties, such as distributors, wholesalers and pharmacies, to distribute our products. Reliance on third parties exposes us to various potential risks in the event of a disruption or termination of such relationship.

        For example, in June 2005, we entered into a strategic services agreement with Priority Healthcare Corporation. As part of the agreement, Priority's Freedom Drug unit became our preferred specialty pharmacy ("Freedom Fertility Pharmacy") for the distribution of our reproductive health products in the United States, which means that, with certain limited exceptions, they are the only specialty pharmacy with which we have a contractual relationship for the sale of our reproductive health products. Priority Healthcare Corporation subsequently was acquired by Express Scripts, Inc. in October 2005. Such a distribution model exposes us to risk should Express Scripts be unable or decide not to maintain its obligations under our agreement. If a disruption in our relationship with Express Scripts occurs, our reproductive health sales could decline.

Risks Related to Our Sources of Revenue

If sales of any of our major products decline, our profitability would be reduced

        In 2005 Rebif, our recombinant beta interferon, accounted for 54.3% ($1,269.8 million) of our total product sales. Rebif faces competition from Avonex and Betaseron, other recombinant beta interferon products, from Copaxone, another drug used in multiple sclerosis, from Novantrone in worsening MS and potentially from Tysabri, which was marketed in the United States in the first quarter of 2005 and may be re-introduced to the market. Rebif also faces competition from off-label use of other therapies. If Tysabri is introduced, it may increase the competitive pressure on current MS treatments and could impact Rebif sales growth rate. Because our business is highly dependent on Rebif, a reduction in revenue from sales of Rebif would have a significant impact on our overall profitability. Further, in 2005, Gonal-f, our recombinant follicle-stimulating hormone, accounted for 23.4% ($547.0 million) of our total product sales. Gonal-f faces competition from Puregon (marketed in the United States as Follistim), another recombinant product, and a variety of other FSH products. Because our business is highly dependent on Gonal-f, a reduction in revenue from sales of Gonal-f would have a significant impact on our overall profitability.

Our revenues are dependent on reimbursement from third-party payers who could reduce their reimbursement rates

        In most of our markets, sales of our products are, or may be in part, dependent on the availability of reimbursement from third-party payers. These payers include state and national governments, such as the national health services in many European Union countries and Medicaid and Medicare programs in the United States and private insurance plans.

        When a new product is approved, the reimbursement status and rate for the product is uncertain and must be negotiated with third-party payers in each European country, a process that can take up to several years. In addition, reimbursement and/or policies for existing products may change at any time. Changes in reimbursement rates or our failure to obtain and maintain reimbursement for our products may reduce the demand for, or the price of, our products and result in lower product sales or revenues. For example, in 2004 the Federal Republic of Germany, Europe's largest pharmaceutical market, announced an across-the-board reduction of 10% in reimbursement rates for all pharmaceuticals, including our products. The 10% reduction was subsequently reduced to 6% in 2005.

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

        In 2006, we expect changes to Medicaid and Medicare in the United States. Medicare will offer a pharmacy benefit through Managed Care plans. States are coming under increasing pressure to reduce pharmacy costs in their Medicaid Programs. Manufacturers will be asked to bid, or offer discounts to be listed on Managed Care or Medicaid formularies. If our products are not put on approved formulary lists, or in a competitive position on these lists, our yearly sales may decrease. Not all jurisdictions recognize the importance of infertility treatment and accordingly do not offer reimbursement coverage for such treatment. In addition, in some countries the extent of reimbursement may be affected by local public policy and ethical concerns about certain therapies, such as in vitro fertilization.

        Third-party insurance coverage may not be available to patients for products we discover, develop and register. If third-party payers do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be significantly reduced. For example, in 2004, Italy restricted the reimbursement in fertility treatments under Legge 19-02-2004, n. 40, Norme in materia di procreazione medicalmente assistita.

A significant percentage of our net income is dependent on royalty and license payments that are beyond our control

        We derive a significant percentage of our net income from royalty and license income. Our royalty and license income was $247.5 million in 2005 and $280.1 million in 2004, relating primarily to royalties received from Biogen Idec on its sales of Avonex, Organon on its sales of Puregon, Amgen (formerly Immunex) on its sales of Enbrel, and Abbott on its sales of Humira. Our receipt of these payments is largely dependent on the successful development and sale of products by other companies over which we have no control or against which we compete. In addition, some of these revenues are dependent on patents that may be invalidated or expired. If these parties are not successful at developing and selling their products or our underlying patents are no longer in force, our net income could decline. Furthermore, the royalty income that we record each quarter is based on estimated income from third parties. This income may be different from the actual payments we receive from third parties.

Foreign exchange fluctuations could significantly impact the U.S. dollar value of our revenues and expenses

        Our operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries are reported in the relevant currency and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, our reported sales figures may differ substantially from our sales figures as measured in local currencies. Conversely, our reported expenses may also differ substantially from our expenses as measured in local currencies. Due to this translation effect, the prevailing foreign exchange rate could cause our net income growth rate to not meet expectations. Again, if our sales figures or our net income do not meet market expectations, our stock price could decline.

Risks Related to Government Regulation

Governmental regulations may restrict our ability to sell our products, which could result in a loss of revenues and a decrease in our stock price

        Our research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing, and sales and marketing are subject to extensive regulation by numerous governmental authorities, including authorities in the European Union, such as the European Medicines Agency called EMEA, Switzerland, as well as governmental authorities in the United States, such as the Food and Drug Administration, or FDA. Our research and development activities are subject to laws regulating such activities as laboratory practices and the use and disposal of potentially hazardous materials including radioactive compounds and infectious disease agents. We are also required to obtain and maintain regulatory approval to market products for approved indications in the European Union, the United States, Japan and other markets. Obtaining regulatory approval is a lengthy and complex process. For example, though we have obtained regulatory approval to sell Gonal-f in more than 90 countries including the United States and the countries of the European Union, in order to obtain regulatory approval to sell the product in Japan we were required to conduct additional local clinical studies.

        Additionally, even if we are able to obtain regulatory approval for our products, both our manufacturing processes and our marketed products are subject to continued review. Later discovery of previously unknown problems with the safety or efficacy of our products or manufacturing processes may result in restrictions on these products or processes, including withdrawal of the products from the market or suspension of our manufacturing operations.

Pharmaceutical usage guidelines may recommend lower use of our products

        If government agencies or other respected groups or organizations recommend reducing the use of one of our products, our sales of that product could drop and our revenues could be reduced. In addition, professional societies, practice management groups, private foundations and organizations involved in various diseases may also publish guidelines or recommendations to the health care and patient communities. These organizations may make recommendations that affect a patient's usage of certain therapies, drugs or procedures, including our products. Such decisions may also influence prescription guidelines for our products issued in other countries. Recommendations or guidelines that are followed by patients and health care providers could result in, among other things, decreased use of our products. For example the National Institute for Clinical Excellence (NICE) in the U.K. systematically issues guidelines in selected therapeutic areas which may limit prescription of our products. On September 30, 2005, NICE published on its website an appraisal on the use of Raptiva and Enbrel for treatment in adults with moderate or severe psoriasis. Although the guidance acknowledges that Raptiva is cost-effective, it indicates that Raptiva should be used by patients only if their psoriasis has failed to respond to current systemic therapies and to Enbrel, or if they are shown to be intolerant of, or have contraindications to, treatment with such therapies.

Potential regulation of the use of biological materials could make production of our products more expensive or not possible

        We use biological materials, in particular animal-derived materials, in the development and manufacture of some of our products. Some interest groups in the European Union and the United States are seeking to ban or regulate the use of animal-derived materials generally, including their use in biotechnology products and for research and development.

        Although we are developing manufacturing processes for our major products that will eliminate the utilization of animal-derived components, we may not be successful in that development in all processes and we cannot be certain that regulatory authorities will approve the new processes. If a government were to ban or regulate our use of animal-derived materials, we would incur additional costs that could make the production of our products less profitable or economically impractical, or we could have to cease production of certain of our products, which could cause our net income to decline.

If we fail to comply with the applicable laws and regulations, we could be subject to serious sanctions or reputational damage

        If we or our employees do not comply with the laws and regulations within the countries in which we do business, we could be subject to serious sanctions or reputational damage. For example, in April 2005, we announced a charge of $725.0 million related to the previously reported U.S. Attorney's Office investigation of Serostim. The investigation was settled with the U.S. federal and state authorities for $716.9 million including accrued interest of $12.9 million. As an additional result of the settlement, in October 2005, Serono Holding, Inc. entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the United States to promote compliance with the statutes, regulations and written directives of Medicare, Medicaid and all other federal health care programs. Under this agreement, which is effective for five years from October 14, 2005, Serono Holding, Inc., its subsidiaries and affiliates (for these purposes "Serono") are subject to certain administrative requirements and are required to maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the U.S. government. The corporate integrity agreement permits the U.S. government to exclude Serono from participation in the U.S. federal health care programs if there is a material breach of the agreement that we do not cure within thirty days after we receive notice of such breach. Such exclusion would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations. Further litigation and other governmental investigation matters which are required to be disclosed by us are set forth in Item 8 "Legal Proceedings" of this filing and are updated as required in our quarterly releases.

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

        We rely on trade secrets and trademarks to protect our technology, especially where we believe patent protection not to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our key employees, consultants, collaborators and contractors. These agreements may be breached, or we may have inadequate remedies for any breach, or our trade secrets or those of our collaborators or contractors may otherwise become known or be discovered independently by competitors.

If we do not have access to the intellectual property we need for our business, our ability to develop and market our products may be limited

        We are aware that others, including various universities and companies working in the biotechnology field, have filed patent applications and have been granted patents in the European Union, the United States and other jurisdictions claiming subject matter potentially useful or necessary to our business. Some of those patents and applications claim only specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the biotechnology industry, either alone or in combination with other products. For example, Berlex Laboratories and Schering AG own three U.S. patents that they have asserted cover the recombinant manufacture of interferon beta. Following the filing by us of a declaratory judgment action against Berlex and Schering AG asserting that we do not infringe their patent rights, we settled with them and agreed to make a one-time payment to Berlex and pay Berlex royalties on our U.S. sales of Rebif in the United States until 2008.

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

Risks Related to Our Share Price and Corporate Control

The value of dividends on our ADSs will be affected by exchange rates

        We declare and pay dividends on our bearer shares in Swiss francs. Exchange rate fluctuations between the Swiss franc and the U.S. dollar will affect the U.S. dollar value of dividends that holders of our ADSs will receive.

Our controlling shareholders may have interests that are adverse to yours

        As of December 31, 2005, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of our capital, including treasury shares, and 67.09% of our voting rights. Ernesto Bertarelli, our Vice-Chairman, Managing Director and Chief Executive Officer, controls Bertarelli Biotech S.A. In addition, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth own as individuals in the aggregate 4.79% of our capital, including treasury shares, and 8.61% of our voting rights. The members of the Bertarelli family may in the future, through open market purchases or otherwise, acquire additional shares. Ernesto Bertarelli, through his control of Bertarelli Biotech S.A. and his ownership of additional shares, currently controls the management of our company and the outcome of all actions requiring the approval of our shareholders.

        In addition, Mr. Bertarelli and the Bertarelli family control enough votes that they can cause us to increase our share capital, change our corporate purposes and create shares with privileged voting rights. This could have the effect of diluting the voting rights and ownership of our other investors and of maintaining the control of Mr. Bertarelli and the Bertarelli family.

        In November 2005, we issued a press release that Goldman Sachs had been retained to explore strategic alternatives for the company. These strategic options could include the sale of the company. If as a result of this process, a deal is not successfully completed, it is not known how the markets will interpret such an event and it is possible that the market reaction could cause our share price to decrease.

        Conversely, if a deal were completed and the entire stock of our company held by the Bertarelli family were sold to one purchaser, under Swiss law, the acquirer would have to submit a takeover bid to all the remaining shareholders because the acquisition would involve more than 33 1/3% of the voting rights of a listed Swiss corporation. In such a case, according to Swiss law, the offered price would have to be at least equivalent to the average stock market price of the last thirty days prior to the offer, but could be up to 25 % less than the highest price paid by the bidder for shares of the company within the last twelve months.

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

Risks Related to Forward-Looking Statements

Our actual results may differ from forward-looking statements that we make in this Form 20-F

        Many statements made under Items 3, 4 and 5 of this Form 20-F and elsewhere are forward-looking statements relating to future events and/or future performance, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," "plans" or similar language. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of, among other factors, the factors set forth in this "Risk Factors" section.

        We caution you that these forward-looking statements, which may deal with subjects such as our research and development plans, our marketing strategies, our planned regulatory approvals, our planned relationships with our research collaborators, the development of our business, the markets for our products, our anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. All forward-looking statements included in this document are based on information available to us on the date of this Form 20-F, and we undertake no obligation to update these forward-looking statements to reflect events occurring after the date of this Form 20-F. You should carefully consider the information set forth in this section in addition to the other information set forth in this Form 20-F before deciding whether to invest in our bearer shares or ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

Overview

        We are a global, fully integrated biotechnology company that applies its expertise in recombinant proteins and the use of genetic information to discover and manufacture therapeutic products for the treatment of human diseases. We currently focus on addressing unmet medical needs in specialized markets, including: (a) neurology; (b) reproductive health; (c) growth and metabolism, where we have established strong positions; (d) dermatology, a market that we entered in 2004; (e) oncology; and (f) autoimmune diseases, where we are currently working to bring drug candidates through development to the market. We have a global presence with operations in over 40 countries, five principal production facilities located in four countries, sales in over 90 countries and 4,750 employees.

        As a biotechnology company, research and development are central to our efforts to grow our business. We currently employ 1,271 research and development personnel, and in 2005 we spent $593.6 million on R&D. Our in-house R&D capabilities, which span a variety of disciplines, and our numerous external collaborations, enhance our ability to develop new medications. We currently have more than 25 post discovery projects in preclinical or clinical development. Our research and development activities are discussed in more detail in Item 5 of this Form 20-F.

        We have integrated operations that allow us to manufacture and market the products we derive from our R&D efforts. The use of biotechnology techniques has allowed us to improve our manufacturing efficiency and helped us to maintain best-in-class product gross margin on product sales of 88.6% in 2005. Our 2,166 sales and marketing personnel sell our products primarily by calling on prescribing physicians in our highly specialized markets.

        Serono S.A. is a Swiss corporation that is a holding company for the companies of the Serono group. Our principal executive offices are in Geneva. We were incorporated in 1987, and our bearer shares have been listed in Switzerland since that time. Our American depositary shares or ADSs have been listed on the New York Stock Exchange since July 2000. Our principal operating companies, their countries of incorporation and the proportion of our ownership of each are described in Note 38 of the Notes to Consolidated Financial Statements elsewhere in this Form 20-F. Our principal offices are operated by our wholly owned subsidiary, Serono International S.A., and are located at 15 bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland. Our telephone number is +41-22-739-3000. We have established a website at www.serono.com. The information on our website is not part of this Form 20-F.

Recombinant Technology

        We currently market eight biotechnology products: Rebif, Gonal-f, Saizen, Serostim, Raptiva, Ovidrel, Luveris and Zorbtive. Recombinant DNA technology gives us an efficient, cost-effective and consistent method of producing commercial quantities of the proteins relevant to our therapeutic areas. This technology is significantly more efficient than the historical approach of extraction sources which presented challenges in identifying suitable sources and economically collecting a sufficient amount of the raw materials for production.

        Using recombinant technology, we now copy the human gene containing instructions for the synthesis of a protein product and transfer it to host cells. We then induce the host cells to produce large quantities of that protein. While some types of host cells are not able to produce proteins in their natural forms, making the proteins unsuitable for therapeutic uses, mammalian host cells can produce molecules as they are made in the natural environment. All of our recombinant products are currently produced using mammalian cell technology.

        Recombinant technology allows us to solve many of the problems associated with production of complex pharmaceuticals through extraction. Because of the nature of recombinant production, we can closely control the quality and purity of the products and more easily achieve batch-to-batch consistency. In addition, we are not as dependent on difficult-to-organize raw material supply chains, so we are able to more quickly respond to changes in market demand for our products.

        Information about the principal markets for which we manufacture and sell therapeutic products is set forth below. Comparative revenues for these products for 2005, 2004 and 2003, broken down by product and geographic market are presented in Item 5 of this Form 20-F and in Note 4 of the Notes to Consolidated Financial Statements elsewhere in this Form 20-F.

A.    Neurology

        We developed and market Rebif for the treatment of multiple sclerosis, or MS. MS is a chronic and often progressive debilitating disease of the central nervous system that is usually first diagnosed in young adults. It is an autoimmune disease in which the body's immune system attacks its own cells, thereby destroying the myelin sheath that protects the axons in the central nervous system. Damage to the myelin sheath impedes the normal transmission of nervous impulses, which causes motor and sensory difficulties. The progress of the disease is highly variable.

        Over one-half of the world's estimated 1.2 million people with MS suffer from relapsing-remitting MS, or RRMS. RRMS patients suffer from relapses or exacerbations, which are unpredictable occurrences of new symptoms or worsening of old symptoms punctuated by remissions. In the majority of cases, patients progress from RRMS into Secondary Progressive MS, or SPMS, as they start to accumulate disability. In the early stages of SPMS, patients continue to have relapses and, together with RRMS patients, are sometimes described as having relapsing MS, or RMS.

  Products

  Rebif

        Rebif is a recombinant interferon beta-1a that helps strengthen the body's immune system. It is similar to the interferon beta that the human body produces in certain circumstances, for example, in response to viral infection. Interferons fight viruses, inhibit cell multiplication and regulate the activity of the immune system. Because of its complex effects on the immune system, interferon beta-1a may have important therapeutic potential in other indications such as the treatment of chronic hepatitis C.

        We developed Rebif for the treatment of MS, and we currently manufacture and market it for use in over 85 countries, including the United States, Canada, Australia, and all of the countries of the European Union. In 2005, Rebif was our largest selling product, accounting for $1,269.8 million (54.3%) of total product sales. We began marketing Rebif in the United States in 2002.

        In 2004, we announced the launch of the Rebiject II auto-injector, a device specifically designed to make self-injection of Rebif more convenient for MS patients on Rebif therapy, and in Europe and we launched Rebiject II and a prefilled syringe with a 29-gauge needle (the thinnest available on the market) in the United States and Europe. An additional product enhancement, the Titration Pack (designed for the initial month of therapy) was launched in March 2005 in the United States. In the United States, a sample program for Rebif, the first in this MS segment, was launched in early 2005.

  Novantrone

        In 2002, we completed a license and commercialization agreement with Amgen, pursuant to which we acquired the rights to sell the MS and oncology drug Novantrone (mitoxantrone for injection concentrate) in the United States. Novantrone is a chemotherapeutic agent approved for the treatment of certain types of cancer and, since it also affects cell types of the immune system, it is also effective in the treatment of MS. Novantrone is indicated for reducing neurologic disability and/or frequency of clinical relapses in patients with SPMS, progressive RMS, or worsening RRMS. The FDA granted orphan drug status in the United States for MS Novantrone until October 2007. The criteria for obtaining orphan drug status, and the benefits of this status, differ by jurisdiction. However, the United States can grant orphan drug status to drugs used to treat medical conditions affecting fewer than 200,000 people. Orphan drug status generally provides protection from competition through marketing exclusivity for seven years in addition to other potential benefits. In 2003, we entered into an agreement with OSI Pharmaceuticals pursuant to which OSI markets and promotes Novantrone in the United States for its approved oncology indications. The patent for Novantrone will expire in April 2006. Additionally, in May 2005 we modified the package insert for Novantrone to provide further information on possible side effects reported by patients taking the treatment. We expect to face increased competition from generic producers and sales of Novantrone are likely to be impacted. In 2005, Novantrone was our fifth largest selling product, accounting for $70.0 million or 3.0% of total product sales.

  Product Pipeline

        Our product pipeline in the field of neurology includes projects targeted toward improving the Rebif product, as well as discovery projects to identify and develop new approaches in the treatment of MS.

  Oral cladribine

        In 2002, we entered into a worldwide agreement with IVAX, now operating under the name Teva Pharmaceutical Industries Ltd. as a result of its recent completion of acquisition in January 2006, to develop and commercialize oral cladribine for use as potentially the first orally effective disease modifying treatment for MS. Cladribine is a purine-analogue that interferes with the behavior and the proliferation of certain white blood-cells, including monocytes and lymphocytes, which are involved in the pathological process of MS. Data from earlier trials suggest that this product may be effective in certain MS patients. We have worked with IVAX to establish an oral formulation of cladribine and initiated additional Phase I clinical trials in 2003. We obtained positive results from these trials in 2004. Following discussions with regulatory authorities, we announced the initiation of a Phase III clinical trial (CLARITY) in the first quarter 2005. This multi-center, multi-national study is designed to assess the safety and effectiveness of cladribine tablets in patients with relapsing forms of MS. Endpoints include assessment of clinical relapses, disability and MRI (magnetic resonance imaging) brain scans. Injectable cladribine is currently approved for patients with active hairy cell leukemia.

  Interferon-beta:Fc

        In March 2005, Serono concluded an agreement with Syntonix to develop and commercialize interferon-beta:Fc products. Syntonix's technologies may enable the development of an interferon-beta therapy for MS that can be administered by inhalation. Interferon-beta:FC is currently in preclinical development.

  MMP-12 inhibitor

        An MMP-12 inhibitor, an orally active matrix metalloprotease inhibitor with potential as a treatment for MS, entered Phase I clinical development in January 2005. Data from preclinical trials shows efficacy in an animal model of relapsing remitting MS. We have now completed the first single ascending dose study in human volunteers.

  JNK inhibitor

        A JNK inhibitor, an orally active small molecule inhibitor of apoptosis, with potential as a treatment for MS, entered Phase I clinical development in 2004. This molecule demonstrated a promising profile in experimental models of progressive MS. This molecule has now finished initial Phase I studies. An extension Phase I for higher doses is underway and patient studies for MS and lung fibrosis are being planned.

  Osteopontin

        Osteopontin, a naturally occurring protein with potential to remyelinate damaged neurons, entered preclinical development in 2003 and could become a treatment for multiple sclerosis as well as various demyelinating neuropathies of the peripheral nervous system.

B.    Reproductive Health

        We are a global market leader in the treatment of human infertility and have a broad offering of products in the field. Our goal in the reproductive health area is to offer fertility products addressing the major steps in the infertility treatment process. The ESHRE Capri Workshop Group, 2001 estimates that approximately 10% of couples where the female is in the reproductive age group would report a delay of 12 months or more in conceiving while not using contraception.

        In women, the maturation of eggs in the ovary and subsequent maintenance of pregnancy depend on three main gonadotropins: follicle stimulating hormone, or FSH, luteinizing hormone, or LH, and human chorionic gonadotropin, or hCG. In a normal menstrual cycle, the hypothalamus produces gonadotropin releasing hormone or GnRH, which controls the release of FSH and LH. FSH stimulates estrogen production of the ovaries and the maturation and development of follicles. The mid-cycle LH surge induces ovulation, resulting in the formation of the corpus luteum, which, besides other factors, produces progesterone and estrogen. Upon conception, hCG is produced by the trophoblast, stimulating progesterone production by the corpus luteum in order to maintain the pregnancy. In men, FSH stimulates sperm production, and LH stimulates testosterone production.

        Our products address the following major steps in the human reproduction process: (1) pituitary down-regulation (Cetrotide); (2) stimulation of follicular development and follicular steroidogenesis (Gonal-f and Luveris respectively); (3) follicular maturation and ovulation triggering (Ovidrel); and (4) luteal phase support (Crinone).

        We have implemented on a worldwide basis our strategy of replacing our urine-derived reproductive health products with recombinant versions (Gonal-f, Ovidrel and Luveris).

  Recombinant Products

        Sales of our recombinant products decreased in 2005 from 2004 due to a highly competitive environment in the United States. With Gonal-f, Ovidrel and Luveris, we are the only company that offers a totally recombinant gonadotropin portfolio. Recombinant products are administered subcutaneously—just under the skin—using a small needle, which is a significant advantage over some of the urine-derived products that must be given through more painful injection. We are continuing to encourage the transition to recombinant products, because we believe them to have advantages over urine-derived products. The European Commission approved labeling of Gonal-f includes a statement that Gonal-f is more effective than urine-derived FSH preparations.

  Gonal-f

        Gonal-f is a human follicle-stimulating hormone. Gonal-f is the global market leader, having been approved for use in over 90 countries, including the European Union and the United States. It is indicated for the treatment of patients suffering from ovulation disorders. Gonal-f also stimulates the development of multiple follicles in women being treated with assisted reproductive technologies, such as in vitro fertilization, in which eggs are extracted from a woman's body, fertilized and then inserted in the uterus. A prefilled pen of Gonal-f, which is easy to administer by the patient because it is ready to use, is available in the European Union, the United States and other countries and accounted for 46.8% of Gonal-f sales in 2005.

        Gonal-f is also approved in the European Union, the United States, Japan and other countries for treating a type of male infertility called hypogonadotropic hypogonadism. In 2005, Gonal-f was our second largest selling product, accounting for $547.0 million (23.4%) of total product sales. In order to control product variability, we have developed a highly controlled manufacturing process (fill by mass) for Gonal-f to ensure high batch-to-batch consistency of r-hFSH content.

  Ovidrel/Ovitrelle

        Our recombinant hCG, which we market as Ovidrel in the United States and Ovitrelle in the European Union, is used to induce final maturation of ovarian follicles and to trigger ovulation. hCG is a hormone produced by the human placenta that acts in a similar manner to LH. A monthly surge in the production of LH is responsible for ovulation. The hCG contained in Ovidrel triggers ovulation in a way similar to the way LH does in a natural monthly menstrual cycle. Ovidrel is registered in over 75 countries. Recombinant hCG is better tolerated by patients and can be administered through subcutaneous injection, a significant patient advantage over earlier urine-derived products, some of which had to be given by intramuscular injection. In 2003, the Ovidrel/Ovitrelle pre-filled syringe was approved by both the FDA and the European Commission, making it the first liquid, ready-to-use recombinant hCG. In 2005, Ovidrel accounted for $23.8 million or 1.0% of total product sales. As of November 2005, Ovidrel was the best selling product in the hCG market segment in the United States, which includes many generic competitors.

  Luveris

        Luveris is the first product ever developed in which LH is available as a stand-alone hormone. Luveris provides a pure source of recombinant LH for the small population of patients that have a deficiency of both LH and FSH and therefore require treatment with both hormones to achieve pregnancy. We have marketed Luveris in the European Union since 2001. In 2004, the FDA approved Luveris for concomitant use with Gonal-f for stimulation of follicular development in infertile hypogonadotropic hypogonadal women with profound LH deficiency defined as LH levels below 1.2 IU/L.

        We launched Luveris in the United States in 2004. The FDA has granted Luveris orphan drug status until October 2011. Luveris is registered in more than 70 countries. In 2005, Luveris accounted for $11.2 million or 0.5% of total product sales.

  Urine-Derived Products

        At the end of 2002, we decided to proceed with the termination of our urine-derived extraction products. We stopped selling urine-derived products in the European Union in 2003 and in the United States in 2004.

        As a result of our decision to phase out these products, sales of our urine-derived gonadotropins, which include Pergonal, a human menopausal gonadotropin, Metrodin HP, a highly purified urine-derived FSH preparation and Profasi, urine-derived hCG, were $17.7 million, down by 48.1%, in 2005.

  Other Products

  Crinone

        Crinone is a progesterone product with an advanced delivery technology that permits it to be self-administered as a vaginal gel. Progesterone is a hormone that is required to prepare the lining of the uterus for the implantation of a fertilized egg and for the maintenance of pregnancy. The gel is used in connection with certain assisted reproductive technologies, including in vitro fertilization. Crinone is associated with high clinical pregnancy rates and is convenient for patients, because it is user friendly and does not require painful intramuscular injections. In 1999, we acquired exclusive worldwide marketing rights to Crinone, which we license from Columbia Laboratories. Pursuant to this license, Columbia Laboratories supplies Crinone to us for resale. The original term of the license expires on May 2009, after which it is renewable for additional five-year terms. In 2001, we withdrew Crinone from the market due to a manufacturing defect. In 2002, we relaunched Crinone in the United States and reintroduced Crinone in other worldwide markets later in that year. As a part of our settlement of litigation with Columbia Laboratories related to the recall, we amended our marketing agreement for Crinone. Under the amended agreement, we will continue to market Crinone outside the United States and to reproductive endocrinologists, obstetricians and gynecologists who prescribe injectable gonadotropins in the United States. Columbia Laboratories will market a second brand of its product to other obstetricians and gynecologists in the United States in exchange for royalty payments to us. In 2005, Crinone accounted for $24.5 million or 1.0% of total product sales. Crinone is registered in over 50 countries.

  Cetrotide

        In ovarian stimulation for assisted reproductive techniques such as IVF (in vitro fertilization) or ICSI (intracytoplasmic sperm injection), the successful prevention of a premature LH surge is crucial. Cetrotide is the first LHRH antagonist in the world to be approved for the prevention of the LH surge. Treatment with Cetrotide is generally more convenient than treatment with LHRH agonists, which involves prolonged therapy to achieve pituitary down-regulation. Furthermore, the application of the single-dose Cetrotide protocol results in significantly fewer injections for the patient compared with the competitor's product. We market Cetrotide under an agreement with Zentaris (formerly Asta Medica) which gives us the right to market, distribute and sell Cetrotide worldwide, with the exception of Japan. The agreement expires in 2020. Thereafter, we have a perpetual fully paid up license. We currently market Cetrotide in over 80 countries. In 2005, sales of Cetrotide accounted for $25.4 million or 1.1% of total product sales.

  Product Pipeline

  Anastrozole

        Anastrozole is an oral aromatase inhibitor, which acts by blocking the synthesis of estrogen and thereby improving ovulation. Because of its characteristics, we hope it will have benefits over currently available treatments, both in terms of efficacy and having fewer side effects and this is being tested in a Phase II multiple-dose dose-finding, comparative trial versus clomiphene citrate. AstraZeneca currently sells anastrozole under the trade name Arimidex for the treatment of breast cancer.

  Oxytocin Receptor Antagonist

        We are developing a low molecular weight oxytocin receptor antagonist, which can be administered orally and has potential as a treatment for premature labor. The original molecule was not optimal because of formulation issues; however, we have identified a follow-on molecule with superior properties, and this has completed preclinical safety studies. The current lead molecule entered a Phase I dose escalation study in postmenopausal women in the fourth quarter of 2005.

  Prostanoid FP Receptor Antagonist

        We are developing a low molecular weight prostanoid FP receptor antagonist which can be administered orally and has potential as a treatment for premature labor. This compound is currently in preclinical development, and we are optimizing the formulation.

C.    Growth and Metabolism

        Our brands of human growth hormone are used in the treatment of growth disorders in children and the treatment of HIV-associated wasting, growth hormone deficiency and short bowel syndrome in adults. Our worldwide human growth hormone and metabolism products generated $278.0 million in sales in 2005 or 11.9% of our total sales.

  Growth Products

  Saizen

        Children may experience growth disorders as a result of a variety of conditions. These include growth hormone deficiency, Turner's syndrome, a genetic disease that affects girls, and chronic renal failure. Growth hormone deficiency is associated with abnormally low levels of pituitary growth hormone. Saizen is our brand of recombinant human growth hormone and in 2005, was our third largest selling product, accounting for $206.5 million or 8.8% of total product sales. We introduced Saizen in 1989, and it is now approved in a number of indications, which are listed in the table "Major Products and High Priority R&D Projects".

        In 2004, we filed an application in Europe for use of Saizen in short children born small for gestational age (SGA). This indication sometimes is known as "intra-uterine growth retardation" or "IUGR". In April 2005, Saizen successfully completed the European Union mutual recognition procedure leading to marketing approval for SGA.

        Because growth disorders primarily affect children and require long-term treatment with daily injections, delivery systems are a key differentiator among competing products. Saizen is delivered by two innovative delivery devices: one.click (autoinjector) and cool.click (needle-free). One.click enables the needle to be introduced automatically under the skin, significantly reducing the pain of injection. We launched one.click in Europe in 2001 and in the United States in 2004. Cool.click is a needle-free delivery system and was the first needle-free device to be launched in the United States for use with human growth hormone. We launched cool.click in the United States in 2000 and in Europe in 2002, and we are currently rolling it out worldwide. Saizen is available worldwide in a formulation that is stable at room temperature before reconstitution, which makes it easier to store and, therefore, more convenient for patients than some competing drugs.

        In January 2005, we launched Saizen in the United States for use in the treatment of patients with adult growth hormone deficiency following FDA approval for this indication. As a result of the FDA's approval, adult patients who have adult onset growth hormone deficiency either alone, or associated with multiple hormone deficiencies, now have access to Saizen and the drug delivery devices one.click and cool.click. Saizen was already on the European market for this indication.

  Metabolism Products

  Serostim

        Serostim is our recombinant human growth hormone formulation approved for the treatment of HIV-associated wasting in the United States, Japan and 11 other countries. In 2005, Serostim was our fourth largest selling product, accounting for $70.4 million or 3.0% of total product sales.

        HIV-associated wasting (or cachexia), which involves involuntary loss of lean body mass or body weight, is a metabolic disorder that interferes with the body's effective use of nutrients and causes the body to lose weight or break down vital organ and muscle tissue, known as lean body mass (LBM), to generate energy while at the same time preserving body fat. Depletion of LBM results in muscle weakness, organ failure and death. Unlike other treatments, such as nutritional intervention, in which supplemental calories are converted mostly to body fat, Serostim treatment resulted in a significant increase in LBM and a decrease in body fat with a significant increase in body weight due to the dominant effect of LBM gain.

        Since the introduction of highly active antiretroviral therapy ("HAART"), the incidence of HIV-associated wasting has decreased; however, it still remains a concern for HIV patients. Clinical studies have shown that weight loss in HIV patients is associated with decreased survival and increased risk of developing opportunistic infections.

        Serostim is also the first and only human growth hormone approved for HIV-associated wasting by the FDA. In 2003, following completion of a 750-patient, multi-center, placebo-controlled study which confirmed that Serostim improved physical performance, increased lean body mass and decreased truncal fat, the FDA granted Serostim full approval for treatment of HIV-associated wasting, confirming the accelerated approval that had been granted in 1996. The orphan exclusivity for Serostim expired in 2003.

  Zorbtive

        Zorbtive is our trade name for our recombinant human growth hormone indicated for short bowel syndrome, or SBS. SBS is a rare, serious and potentially life-threatening condition that follows extensive surgical removal of portions of the small intestine as a result of disease or trauma, which, in turn, results in impaired absorption of nutrients. Currently the standard treatment for SBS involves careful management of dietary intake and hydration or, where appropriate, a process referred to as parenteral nutrition in which patients are fed through an intravenous tube. On rare occasions, surgical transplant of the intestine may also be performed for this condition.

        In a randomized, double blind, controlled, parallel group Phase III clinical study, Zorbtive administered with specialized nutritional support was shown to significantly reduce patient dependence on total parenteral nutrition as measured by total volume and frequency of infusion. In 2003, the FDA approved Zorbtive for use in the treatment of SBS. We launched Zorbtive in the United States in 2004. The FDA has granted Zorbtive orphan drug exclusivity for use in the treatment of patients with SBS until December 2010. In 2005, Zorbtive accounted for $1.1 million of total product sales.

  Product Pipeline

  Growth Hormone in HARS

        HIV-Associated Adipose Redistribution Syndrome, or HARS, is an abnormal accumulation of truncal adipose tissue (including visceral fat) in people infected with HIV. It is a rare condition and is a subset of abnormal disorders of fat distribution and altered metabolism often called HIV-related lipodystrophy. In 2004, the FDA granted orphan drug designation for the use of human growth hormone in this indication in the United States. Later in 2004, we initiated a Phase III clinical trial of growth hormone for the treatment of HARS. The trial's primary goal is to assess whether growth hormone induction therapy significantly reduces the marked abnormal accumulation of intra-abdominal fat, and whether low-dose maintenance therapy prevents the abnormalties from returning during a continued course of therapy. We announced in January 2006 that this trial had been completed and following a full evaluation of the data, we anticipate submitting a registration file to the FDA in the first half of 2006.

  Phenoptin and Phenylase

        In May 2005, we entered into a strategic alliance with BioMarin to develop and commercialize Phenoptin (sapropterin hydrochloride) and Phenylase (phenylalanine ammonia lyase). Both products have shown potential in the treatment of phenylketonuria (PKU) and there is preliminary evidence that Phenoptin may also be useful in the treatment of other serious diseases, including diabetes and cardiovascular diseases. Under the agreement, Serono acquired exclusive rights to market the products in all territories outside the United States and Japan. Serono made an upfront payment of $25 million to BioMarin. BioMarin may receive potential milestone payments of up to $232 million based on the successful development and registration of both products in multiple indications. The companies will share equally all development costs following successful completion of Phase II trials for each product candidate in each indication.

  PTP1b inhibitor

        A protein tyrosine phosphatase 1b inhibitor with potential as a treatment for diabetes and obesity entered Phase I in the fourth quarter of 2004. Although this lead PTP1b inhibitor was found to be well tolerated in a single-dose Phase I volunteer study, continued dosing in animals highlighted some potential safety concerns. As a result, we decided not to pursue the development of this lead molecule. A second lead molecule with a potentially greater safety margin, of a different chemical class and active on the same target, entered preclinical development in the third quarter of 2005.

D.    Dermatology

        In addition to strengthening our existing core therapeutic areas, our strategy is to expand our product offerings into new highly specialized markets where there are major unmet medical needs. As part of that strategy, in 2002, we entered into an agreement with Genentech to market the psoriasis drug Raptiva (efalizumab). Under this agreement, we have the exclusive license to market Raptiva worldwide, except in the United States and Japan. We may also collaborate with Genentech on co-developing other indications for Raptiva.

        Psoriasis is a chronic autoimmune disease with an average prevalence of about 2% in Europe and the United States. Approximately one quarter of these patients have moderate or severe forms of the disease and a significant number of these do not respond to, or cannot take standard therapies. Such patients are the primary targets for Raptiva. The disease is characterized by the abnormal growth of new skin cells, resulting in thick, red, scaly, inflamed patches. Psoriasis can be limited to a few spots or involve extensive areas of the body. There is no known cure for the disease. While some current treatments for psoriasis may help control the symptoms of the disease, their benefits are not long-lasting and they may be associated with serious side-effects. It is estimated that the currently available therapies are ineffective or inappropriate in about 20% of moderate-to-severe psoriasis patients.

  Dermatology Products

  Raptiva

        Raptiva is a humanized monoclonal antibody designed to inhibit three key inflammatory processes in the series of events that lead to development of psoriasis. It is administered subcutaneously once per week. In May 2005, we announced the results of a three-year study at the 3rd Spring Symposium of the European Academy of Dermatology and Venereology in Sofia, Bulgaria. From the 113 patients who remained in the study for three years of continuous treatment, 73% of moderate-to-severe psoriasis patients achieved a 75% or greater improvement of their Psoriasis Area Severity Index (PASI 75) and 40% of the patients who remained in the study showed a 90% or greater PASI improvement (PASI 90). Raptiva showed a consistently good safety profile during the three-year continuous therapy without cumulative toxicity to the liver and kidneys or increased malignancy or infection.

        A second study, the multi-center CLEAR trial, demonstrated the sustained benefit in continuous treatment with Raptiva in those patients with moderate-to-severe psoriasis that responded to treatment with Raptiva. The 118 patients who remained in the study for the full period and received an extended treatment with Raptiva over a 24-week period achieved a score between PASI 50 and PASI 75 in the initial 12-week treatment and continued to improve over time, and nearly 50% of them achieved a PASI 75 score by week 24. Chronic plaque psoriasis patients that were not controlled by, intolerant to or contra-indicated to at least two currently available systemic therapies responded with a similar efficacy and safety profile to the treatment with Raptiva as the general moderate-to-severe patient population.

        Raptiva was the first biological treatment for psoriasis to be authorized for marketing in the European Union. Since 2004, Raptiva is now approved in 49 countries including those of the European Union for people with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. Raptiva is currently available in 40 countries and reimbursed in all the countries of the European Union as well as in Canada and Australia. In 2005, Raptiva accounted for $33.4 million or 1.4% of total product sales.

E.    Oncology

  Products

        We are committed to entering oncology as a therapeutic area.

  Product Pipeline

  HuMax-CD4

        In August 2005, we entered into an exclusive worldwide agreement with Genmab to develop and commercialize HuMax-CD4 (zanolimumab), a fully human monoclonal antibody in development for cutaneous and non-cutaneous T-cell lymphomas. HuMax-CD4 is a high affinity fully human monoclonal antibody that targets the CD4 receptor on white blood cells called T-lymphocytes. The CD4 receptor is expressed on a subset of T-lymphocytes known as T-helper cells and enhances their activation. HuMax-CD4 binds to the surface of T-helper cells and causes them to die, thereby reducing their numbers.

        Humax-CD4 is currently being evaluated in a Phase III clinical trial for cutaneous T-cell lymphoma under the FDA's Special Protocol Assessment process and has Fast Track designation from the FDA. Cutaneous T-cell lymphomas (CTCL) are a group of cancers characterized by abnormal accumulation of malignant T-cells in the skin, potentially resulting in the development of rashes, plaques and tumors. The most common form of CTCL includes Mycosis Fungoides and the Sézary Syndrome.

        HuMax-CD4 is also being studied in a Phase II clinical trial for non-cutaneous T-cell lymphomas (NCTCL). NCTCL is a highly malignant disease of the lymph nodes.

  Adecatumumab

        Adecatumumab (MT201) is a fully human monoclonal antibody, which targets a protein found on the surface of epithelial cells called Ep-CAM.

        In 2004, we acquired the worldwide rights to develop and commercialize Micromet's antibody product adecatumumab. Adecatumumab binds to the Ep-CAM antigen, which is over-expressed on the surface of cancers of epithelial cell origin. After the product binds to the tumor cell, the latter is killed by the patient's own immune system. Adecatumumab therefore acts as a homing device allowing the body to recognize and then destroy tumor cells. Adecatumumab is currently being tested in two multi-center, Phase II clinical trials for the treatment of advanced prostate and metastatic breast cancer. Adecatumumab is also currently being studied in combination with docetaxel in Phase I study in patients with advanced metastatic breast cancer.

        Breast cancer is the most common cancer among women, other than skin cancer. It is the second most common cause of cancer death in women. It is estimated that each year the disease is diagnosed in over one million patients worldwide and is the cause of death in over 400,000 women. The incidence is similar for the United States and many European countries; however, breast cancer is much less common in Asia.

        Recruitment into the Phase II trial in metastatic breast cancer was completed in October 2005 with a total of 112 patients. Preliminary analysis of data from the first 70 patients who were Ep-CAM positive has been performed. Of this group, 67 patients received at least one infusion, and had at least one tumor assessment after start of therapy. While no centrally confirmed decrease in tumor size was detected at this early analysis, the overall group of 67 patients showed a statistically significant (p=0.0348) increase in median time to disease progression in those patients who received a high dose of adecatumumab as compared to patients who received a low dose. The greatest increase in median time to disease progression was observed in patients with high Ep-CAM expression who received a high dose of adecatumumab when compared to all other patients (p=0.0238). The database used to perform this preliminary analysis has not been locked or subjected to a formal data cleaning process.

Additionally, the radiographs from the patients in this clinical trial will be subjected to the assessment of an independent review board, as some centralized radiology assessments differ from the radiology assessments performed at the local clinical trial sites. A final assessment of the study data will not be possible until the study is completed, all data discrepancies are resolved and the database is locked, which is currently anticipated to occur in the second half of 2006.

        Prostate cancer is the most frequent cancer in men in both Europe and the United States. Two hundred thousand men are diagnosed with prostate cancer each year in the United States and 40,000 of them die each year from this cancer.

        Recruitment into the Phase II trial in advanced prostate cancer was completed in May 2005 with a total of 84 patients. The last patient received his last treatment in October 2005. Preliminary results from this study indicate that the primary endpoint, prostate specific antigen (PSA) change at week 24, which is defined as the mean change in total serum PSA from baseline compared to placebo control, was not reached. It is difficult to assess the significance of this finding, as the high level of variability of individual PSA values at the baseline PSA reading may have unduly complicated the analysis. An expert review of the results of this clinical trial is planned in order to reach a final interpretation of the data which is expected by mid-2006.

  TACI-Ig

        As part of our 2001 collaboration agreement with ZymoGenetics, TACI-Ig is being co-developed as a potential treatment for cancers of white blood cells known as B-lymphocytes. The structure of TACI-Ig is similar to a receptor that is normally found on the surface of B-lymphocytes (called TACI or Transmembrane Activator and Calcium modulator cyclophilin ligand Interactor). In patients with cancers known as B-cell lymphomas (for example multiple myeloma, non-Hodgkin's lymphoma and B-cell chronic lymphocytic leukemia), it is expected that TACI-Ig will inhibit the activity of survival factors such as BlyS (B-lymphocyte stimulator) and APRIL (a proliferation inducing ligand), which are over-produced and stimulate B-lymphocytes to divide too rapidly, thereby causing these diseases.

        TACI-Ig is also being researched for the treatment of some autoimmune diseases such as rheumatoid arthritis and SLE (systemic lupus erythematosus), because they are believed to be caused by overactivity of B-lymphocytes. Serono began Phase Ib clinical studies in all of these indications in 2004 and announced its preliminary results for the rheumatoid arthritis indication in January 2006. In January 2006, the parties announced preliminary results from a randomized, placebo-controlled, double-blind, Phase 1b clinical trial of TACI-Ig in rheumatoid arthritis patients. TACI-Ig appeared to be safe and well tolerated across the full range of dose levels and schedules tested in this study, and clear biologic responses were observed, which appeared to correlate with clinical benefit. Full details from this study will be presented at a medical meeting later in 2006.

  Aurora Kinase Inhibitors

        In October 2005, we entered into an exclusive license agreement with Rigel Pharmaceuticals, Inc. to develop and commercialize product candidates from Rigel's Aurora kinase inhibitor program. The license is worldwide except for Japan, which we have an option to include at any time within two years following signature of the agreement. Rigel received initial payments totaling $25 million, comprising a license fee of $10 million and a payment of $15 million for Rigel's common stock, representing a $2.4 million premium to the market price. Rigel may receive up to $160 million in total payments, as well as royalties on any eventual product sales of its lead oncology drug candidate R763 and any other Aurora kinase inhibitors developed under the agreement. Rigel filed an investigational new drug (IND) application in December 2005.

  IKK2 Inhibitor

        As part of our collaboration with Signal-Celgene, we identified an inhibitor of the inflammatory kinase IKK2. This compound is active in cell assays involving primary leukemia samples and shows promise in vivo. We are completing toxicology studies with a new formulation and expect to enter human patient studies in 2006.

F.     Autoimmune Diseases

  Products

        We are committed to entering autoimmune diseases as a therapeutic area.

  Product Pipeline

  HuMax-TAC

        In May 2005, we in-licensed an antibody against the receptor for interleukin-2 (otherwise known as TAC or CD25) from GenMab which could be useful as a therapeutic in autoimmune diseases. HuMax-TAC is currently in preclinical trials.

  NI-0401 anti-CD3 antibody

        In April 2005, we entered into an exclusive agreement with NovImmune which allows Serono the option to obtain worldwide rights to develop and commercialize two fully human monoclonal antibodies. The first, NI-0401, targets CD3 antigen, a key regulator in the activation of T-cells. It is thought that NI-0401 could be useful as a treatment for autoimmune diseases like Crohn's disease and rheumatoid arthritis as well as for transplant rejection. This project is currently in the preclinical development stage.

  NI-0501 anti-interferon-gamma monoclonal antibody

        Also in collaboration with NovImmune (see NI-0401 above), we are developing a fully human monoclonal antibody against interferon gamma which could be useful as a treatment for autoimmune and inflammatory diseases. This project is currently in the preclinical development stage.

  FGF-18

        This project is a part of our 2004 collaboration agreement with ZymoGenetics. FGF-18 is a fibroblast growth factor which has been shown to be highly effective in animal models of osteoarthritis. This project is currently in the preclinical development stage.

  Tadekinig-alpha

        Tadekinig-alpha is a result of our collaborations with the Weizman Institute in Israel. Preclinical investigations are ongoing to identify if tadekinig-alpha has potential in the treatment of autoimmune conditions.

G.    Other Therapeutic Areas

  Interferon beta used to treat Hepatitis C

        In October 2005, we announced that we met the primary endpoint in our multicenter Phase III trial of interferon beta-1a for the treatment of Asian patients suffering from chronic hepatitis C. Results were positive showing sustained viral response in 26.6% of the patients after 24 weeks of treatment and 24 weeks of observation. In the second stage of the study evaluating the effect of interferon-beta-la in combination with ribavirin sustained viral response was observed in 57.5% of the patients.

Research and Development

        Research and development is vital to our ability to continue to grow our business. We employ 1,271 research and development personnel, and our R&D expenses were 22.9% of our total revenues in 2005. R&D efforts are spearheaded by our scientists at the Serono Pharmaceutical Research Institute in Geneva, Switzerland, the Serono Research Institute (formerly the Serono Reproductive Biology Institute) in the United States and Industria Farmaceutica Serono SpA and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy, with important contributions provided under collaborative arrangements with other biotechnology companies and institutions. Our discovery group at the Serono Pharmaceutical Research Institute in Switzerland focuses on drug discovery in neurological diseases like MS, autoimmune diseases and wasting. The Serono Research Institute in the United States concentrates on oncology and reproductive health. During 2003, 2004 and 2005, we spent $467.8 million, $594.8 million and $593.6 million, respectively, on research and development.

        In 2005, we relocated our genomic R&D activities conducted at the Serono Genetics Institute in France to the Serono Pharmaceutical Research Institute in Switzerland to combine our genetic research activities with our R&D headquarters based in Switzerland. We recognized a charge of $23.9 million as R&D expense for this relocation in 2005, mainly related to people costs, write-off of tangible fixed assets and termination and cancellation of onerous contracts. We sold one of our principal operating research companies in 2005, Bourn Hall Ltd in the United Kingdom, a clinic specializing in early clinical pharmacology and in the treatment of infertility, for total consideration of $12.3 million, resulting in a realized loss on disposal of $0.01 million.

        As a leader in the field, we are committed to taking full advantage of the opportunities presented by biotechnology. We have concentrated on establishing state-of-the-art skills in those technologies that will significantly enhance our ability to deliver innovative products to specialist markets. Our R&D efforts are focused on: (1) pursuing drug discovery efforts that may lead to new products; (2) enhancing our discovery capabilities through research partnerships; (3) improving drug delivery of our protein therapeutics; (4) strengthening our key therapeutic areas through new products and line extensions; and (5) developing products in new therapeutic areas, such as oncology and autoimmune diseases.

  1.    Pursuing Drug Discovery

        We are actively seeking new therapies for new indications. Our molecular biologists are using DNA sequencing and identification technologies to identify new drug targets in the human genome. We can monitor the genes expressed in a cell at a particular time by integrating data from gene chips and gene filters. Working with clinical groups around the world, we are able to use our data to identify how genes are expressed in connection with different diseases, and consequently we identify points of intervention at which molecules may alter the progression and development of the diseases. We then determine whether the point of intervention would be best addressed through the use of protein therapeutics or therapies using smaller molecules.

        Using Affymetrix chip technology, we have been able to analyze 500,000 markers in our patients, and to look for those, which correlate with disease. This approach will allow us to answer many questions in a variety of diseases, such as identifying which genes are linked to onset of a given disease, its severity, and its response to treatment. Since we announced the first whole genome scan for MS results in March, we have been using this information to test new molecules in pharmacological models of MS, and we have been looking to see how our genetics results correlate with gene expression in patients.

        We are also studying the genetics of other autoimmune diseases such as lupus and psoriasis. We are studying the response to our psoriasis drug, Raptiva, to investigate whether there is a correlation between genetic make-up of patients and their response to therapy. In the area of metabolic endocrinology, we are taking a more focused "candidate gene" approach to understand better the factors which lead to lack of a functional growth hormone response in children. We plan to launch a reproductive health pharmacogenomic study in 2006.

        Our research has helped us to identify several potential new therapeutic compounds that are currently in development including a MMP-12 inhibitor, a JNK inhibitor, osteopontin described above in section A "Neurology", and an orally available low molecular weight prostanoid FP receptor antagonist and an orally available low molecular weight oxytocin receptor antagonist as further described in Section B "Reproductive Health".

  2.    Entering into Strategic Research and Development Collaborations

        We are also enhancing our research capabilities by entering into strategic research collaborations with several leading biotechnology companies. These include agreements with ZymoGenetics for TACI-Ig ("Oncology") and FGF-18 ("Autoimmune Diseases"), Genmab for Humax-TAC ("Autoimmune Diseases") and Humax-CD4 ("Oncology"), BioMarin for Phenoptin and Phenylase ("Growth and Metabolism"), NovImmune for NI-0501 ("Autoimmune Diseases") and Rigel Pharmaceuticals for R763 and other Aurora Kinase Inhibitors ("Oncology"). See the pipeline sections for the relevant therapeutic sections found above.

  3.    Improving Drug Delivery

        An integral part of our research and development programs is the development of more patient-friendly drug delivery systems—the manner in which drugs are delivered into the human body and the processes by which drugs are time-released into the blood stream once they have been delivered into the human body. Because most of our products must be injected under the skin, we believe that easier, more efficient and less painful drug delivery systems promote patient compliance and usage and are, therefore, more marketable.

        The value of protein therapeutics can be greatly enhanced by improved delivery systems. These systems may be able to provide alternatives to injection or reduce the frequency of injections. Because many of our products, such as Rebif, Gonal-f, Saizen and Serostim, must be administered frequently and Saizen is used mostly for children, we believe that many of our potential customers would consider the ease of administration or reduction in the number of required injections to be an important factor when selecting between our products and those of our competitors. As a result, we have established collaborations with specialist drug delivery companies on projects designed to improve the delivery of some of our products.

        For example, as part of life-cycle management programs in our reproductive health franchise, we have been working on ways to modify FSH with the aim of reducing the frequency of administration without losing the effectiveness of the molecule. By hyperglycosylating FSH, we have achieved a molecule with an extended half-life, which has the potential to further improve compliance and convenience for patients undergoing fertility treatment. Phase I testing of hyperglycosylated FSH began in the fourth quarter 2005.

        We are intending to launch in 2006 an innovative, electronic device for use with Saizen in collaboration with an external supplier. This device is designed to have an electronically controlled dispensing pump, which will allow a dose precision unparalleled in this field.

Major Products and High Priority R&D Projects

Product Type	Trade Name	Indications	Status as of January 31, 2006
Recombinant human interferon1a (r-IFN-ß1a)	Rebif	Relapsing Multiple sclerosis	Approved in E.U. (25 countries), U.S. and 63 other countries
	*	Chronic hepatitis C in Asian patients	Phase III clinical trial
Mitoxantrone	Novantrone	Multiple sclerosis, certain cancers	Approved in U.S.
Cladribine	*	Multiple sclerosis	Phase III clinical trial
JNK inhibitor	*	Multiple sclerosis	Phase I clinical trial
MMP-12 inhibitor	*	Multiple sclerosis	Phase I clinical trial
Osteopontin	*	Remyelination	Preclinical
IFN-beta:Fc	*	Multiple sclerosis	Preclinical
Recombinant human follicle stimulating hormone (r-hFSH)	Gonal-f	Female infertility	Approved in E.U. (25 countries), U.S. and 70 other countries
	Gonal-f	Male infertility—hypogonadotropic hypogonadism	Approved in E.U. (25 countries), U.S., Japan and 39 other countries
	Gonal-f	Multi-dose formulation	Approved in E.U. (25 countries), U.S. and 45 other countries
	Gonal-f	Fill by mass formulation	Approved in E.U. (25 countries), U.S. and 52 other countries
	Gonal-f	Pre-filled pen injector	Approved in E.U. (25 countries), U.S. and 32 other countries
Recombinant human luteinizing hormone (r-hLH)	Luveris	Severe FSH and LH deficiency	Approved in E.U. (25 countries), U.S. and 48 other countries; received Orphan Drug Status in U.S.
Recombinant human chorionic gonadotropin (r-hCG)	Ovidrel/Ovitrelle	Female infertility/ovulation induction and use in assisted reproductive technology	Approved in E.U. (25 countries), U.S. and 52 other countries
Cetrorelix (GnRH antagonist)	Cetrotide	Premature ovulation prevention	Approved in E.U. (25 countries), U.S. and 56 other countries
Progesterone gel (8%)	Crinone	Luteal phase support	Approved in U.S., 15 E.U. countries and 35 other countries
Anastrozole (aromatase inhibitor)	*	Ovulation induction and improvement of follicular development	Phase II clinical trial
Hyper-glycosylated FSH	*	Infertility	Phase I clinical trial
Oxytocin receptor antagonist	*	Pre-term labor	Phase I clinical trial
Prostanoid FP receptor antagonist	*	Pre-term labor	Preclinical
Recombinant human growth hormone (r-hGH)	Saizen	Growth hormone deficiency	Approved in U.S., 20 E.U. and 62 other countries
	Saizen	Growth hormone deficiency in adults	Approved in 18 E.U. countries, U.S. and 33 other countries
	Saizen	Growth failure due to Turner's syndrome	Approved in 76 countries but excluding U.S.
	Saizen	Growth failure associated with chronic renal failure	Approved in 46 countries but excluding U.S.
	Saizen	Short children born small for gestational age (SGA)	Approved in 10 E.U. countries
Recombinant human growth hormone (r-hGH)	Serostim	HIV-associated wasting (cachexia)	Approved in U.S., Japan and 11 other countries

	Serostim	HARS	Phase III clinical trial; received Orphan Drug marketing exclusivity in U.S.
	Zorbtive	Short bowel syndrome	Approved in U.S.; received Orphan Drug Designation in U.S.
Phenoptin	*	Mild to moderate phenylketonuria	Phase III clinical trial
PTP1b inhibitor	*	Diabetes and obesity	Preclinical
Efalizumab	Raptiva	Psoriasis	Approved in E.U. (25 countries), U.S. and 23 other countries
TACI-Ig	*	Systemic lupus erythematosus	Phase Ib clinical trial
	*	Rheumatoid arthritis	Phase Ib clinical trial
NI-0401 anti-CD3 antibody	*	Autoimmune diseases	Preclinical
NI-0501 anti-interferon-gamma antibody	*	Autoimmune diseases	Preclinical
HuMax-TAC	*	T-cell mediated diseases	Preclinical
Tadekinig-alpha (r-IL-18bp)	*	Autoimmune diseases	Preclinical
FGF-18	*	Osteoarthritis	Preclinical
HuMax-CD4 (zanolimumab)	*	Cutaneous T-cell lymphoma	Phase III clinical crial (under FDA Special Protocol Assessment process and has Fast Track designation)
Adecatumumab	*	Prostate cancer	Phase II clinical trial
	*	Metastatic breast cancer	Phase II clinical trial
Adecatumumab + docetaxel	*	Metastatic breast cancer	Phase I clinical trial
HuMax-CD4 (zanolimumab)	*	Non cutaneous T-cell lymphoma	Phase II clinical trial
TACI-Ig	*	Multiple myeloma	Phase Ib clinical trial
	*	Relapsed or refractory B-cell malignancies	Phase I clinical trial
Aurora kinase inhibitor R763	*	Oncology	Preclinical
IKK2 inhibitor	*	Oncology	Preclinical

Sales and Marketing

        We have marketing, sales and distribution organizations based in Europe and the United States, and we employ a sales and marketing force of 2,166 people worldwide. Because we focus on highly specialized markets with a limited number of prescribing physicians, we believe that our sales force can efficiently penetrate each of our target markets. In general, our products are sold to wholesale distributors or directly to pharmacies or medical centers. We utilize common pharmaceutical company marketing techniques, including physician detailing, advertising and other methods. We also employ marketing strategies specific to our individual product lines.

  Neurology

        In most markets we focus on neurologists that specialize in MS as well as general neurologists. The balance of promotion varies between markets depending on how specialized the treatment of MS is in that market.

        In the United States, we promote Rebif directly through our own sales force. In addition, since 2002, Rebif has been sold under a co-promotion agreement with Pfizer Inc. pursuant to which we have agreed to share U.S. marketing and development costs. Pfizer has an established neurology franchise. Our agreement with Pfizer allows us to contact a larger proportion of the expanding prescriber base more frequently than we would have been able to contact acting alone.

        Our programs in the United States focus on the scope of treatment protocols to address all aspects of the disease and helping medical professionals learn more about ways to offer the highest level of patient care. We have established the MSBase Foundation to run the state-of-the-art MS registry independently of Serono for the benefit of physicians and their patients.

        We have introduced new resources for the MS community in the United States, including the Learning for life empowerment series as well as the newly enhanced MSLifeLines.com website. The Learning for life series offers an array of information to people living with MS and provides a jumping off point for doctors and patients to communicate better about the specific treatment needs of each patient. Specifically, the empowerment series provides in depth information on use of MRI, parameters to consider in evaluating therapy as well as information on the disease and the different treatment options available for people with MS. Support in the U.S. market includes a field nurse program, a MS Lifelines Call Center using a leading customer relationship management provider, a broad relationship marketing program and enhanced web sites for the brand and the call center. Close relationships have been established with key MS advocacy groups such as the National MS Society and the MS Association of America.

        In the rest of the world, we also promote Rebif through our own sales force. We have well-established call centers and nurse programs in many countries to provide support and guidance for MS patients generally and specifically to help with the introduction of Rebiject II and the 29G needle. In addition, we have provided help with access to MRI facilities to aid diagnosis in some regions. We also expanded the information available to patients, nurses and physicians through enhanced internet presence with the launches of Rebif.net and MS-Network.com.

  Reproductive Health

        We focus our reproductive health group's efforts on educating and informing reproductive endocrinologists about treatment options for infertility.

        In the United States, we have a free confidential educational service called Fertility LifeLines™. Available over the phone at 1-866-LETS TRY and online at www.fertilitylifelines.com, Fertility LifeLines offers customized information and support to people with fertility health concerns, including a "Find a Specialist" service that allows consumers to find a local reproductive endocrinologist. To drive calls and visits to Fertility LifeLines, we implemented comprehensive direct-to-consumer and direct-to-patient marketing programs throughout 2004 and 2005. These initiatives included national cable television advertising, online marketing programs, targeted print advertising, and point-of-prescription programs.

        In the rest of the world, we have a website for patients which offers a definitive source of information for people who have concerns about their fertility or are seeking or undergoing treatment. This website, www.fertility.com, provides comprehensive facts and describes therapy throughout each stage of the patient journey, from any initial concerns about infertility to a potential pregnancy. The website provides people who are concerned about their chances of having a child with information on the physiology of reproduction and causes of possible fertility disorders. The website contains a variety of useful links to patient associations as well as references for further reading.

        In June 2005, Serono, Inc. and Priority Healthcare Corporation, which is now Curascript's Freedom Fertility Pharmacy, entered into an alliance that offers to infertility patients services in the U.S. intended to increase efficiencies and conveniences, encourages patients to receive early diagnosis, makes available valuable savings for patients without fertility drug coverage, and increases the potential for patients to continue fertility treatment. Under this agreement, Curascript's Freedom Fertility Pharmacy unit became the preferred specialty pharmacy for fulfillment of Serono fertility products dispensed in the United States. We have seen a steady increase in Gonal-f prescribing physicians through Freedom. In 2006, the alliance expects to return Gonal-f to growth by focusing on improving access to information, expanding the reproductive health market and strongly differentiating our products and services to both patients and health plans. Call volume to the Fertility Lifelines call center more than doubled in the 6 months since we announced the alliance, compared to the prior 6 months. In November 2005, we launched a fertility awareness campaign.

  Growth and Metabolism

  Growth

        We focus our marketing of growth products on those patients not currently receiving treatment. Patient loyalty is particularly strong in this market. To do this we work with pediatric endocrinologists and leading pediatricians in clinics and treatment centers. We implement medical clinical programs. We continue to develop new drug delivery devices for use in this market, where patient convenience is particularly important. We have a needle-free delivery system for Saizen on the major markets called cool.click. In 2005, after approval from the FDA, Saizen was launched for patients with Adult Growth Hormone Deficiency. In April 2005, Saizen successfully completed the European Union mutual recognition procedure leading to marketing approval for the treatment of short children born small for gestational age. This indication sometimes is known as intra-uterine growth retardation. National approvals in 10 European countries based on this procedure were subsequently granted.

  Metabolism

        Our sales and marketing efforts for our HIV-associated wasting product, Serostim, focus on the education of HIV/AIDS-treating physicians and their staffs and nurses that work with the patients. In addition to focusing on the therapeutic benefits of Serostim, our sales and marketing efforts are directed toward education about HIV-associated wasting.

        We also engage in patient-advocacy efforts. We work with AIDS service organizations and other community groups to educate caseworkers and patients about HIV-associated wasting and available therapies. Also, a large number of Serostim patients have received reimbursement support via our medical reimbursement specialists who work one-on-one with patients to secure access to and insurance coverage for Serostim.

        Since 2002, we have distributed Serostim through the Serono Secured Distribution Program. The program comprises a network of contracted pharmacies that are the exclusive distributors of Serostim. Through this network, Serono delivers Serostim directly to the contracted pharmacy and each box of Serostim is tracked from Serono to the pharmacy.

        Zorbtive, which is used to treat Short Bowel Syndrome, or SBS, was launched into the U.S. market in 2004. We promote Zorbtive to gastroenterologists and specialized surgeons. Our efforts are targeted on educating physicians and other patient care providers, such as home healthcare distribution partners, on the therapeutic benefits of Zorbtive and on educating patients about the therapeutic benefits of Zorbtive and providing support services to assist patients with their therapy. Zorbtive is distributed through the Serono Secured Distribution Program.

        We also engage in patient-advocacy efforts. Zorbtive patients can receive reimbursement support via our medical reimbursement specialists who work one-on-one with each patient to secure access to and insurance coverage for Zorbtive. Zorbtive will be eligible for Medicare reimbursement in 2006 for some patients.

  Dermatology

        Serono entered the Dermatology therapeutic area in 2002 with the signing of the rights for the sales and marketing of Raptiva in all markets outside of the United States, Asia Pacific and Japan. The rights for Asia Pacific were added in 2003. The marketing efforts for Raptiva are focused on the education of payers, prescribers and patients on the management of psoriasis on a continuous or long-term basis. This is because psoriasis is a chronic disease just like diabetes, hypertension and rheumatoid arthritis and thus should be managed on a long-term continuous basis rather than short-term, as it has been done in the past. Raptiva is the only current product on the market, which allows long-term treatment (data from a three year continuous study) without an increased risk of side effects.

        In order for the paradigm shift for psoriasis management to be carried out, Serono has developed a dedicated dermatology sales and marketing structure in our affiliates. Since the beginning of our involvement in dermatology, we have developed strong relationships with dermatologists and psoriasis patients associations worldwide. One of the initiatives that we started was World Psoriasis Day with the inaugural event, which took place in 2004, and is planned to take place in October of each year. Other activities have included a Patient Manifesto and a dedicated dermatologist and patient website called the Psoriasis Global Adviser Network located at www.serono4psoriasis.net.

Manufacturing

        Our principal commercial manufacturing facilities are located in Aubonne and Corsier-sur-Vevey, Switzerland; Bari, Italy and Tres Cantos, Spain. For clinical supplies and process development, manufacturing facilities are located in Martillac, France, Ardea, Italy, Corsier-sur-Vevey, Switzerland and Guidonia, Italy.

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

        We expect that litigation will be necessary to determine the validity and scope of certain of our proprietary rights. We have in the past been, are currently, and may in the future be, involved in a number of patent lawsuits, as either a plaintiff or defendant, and in administrative proceedings relating to our patents and those of others. These lawsuits and proceedings may result in a significant commitment of our resources in the future.

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

        Trade secret protection for our unpatented confidential and proprietary information is also important to us. To protect our trade secrets, we generally require our employees, material consultants, scientific advisors and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship, the collaboration or licensing arrangement. However, we cannot be sure that others will not either develop independently the same or similar information or otherwise obtain access to our proprietary information.

        We consider the registered (®) and the filed (TM) trademarks and the filed service marks (SM), Cetrotide®, click.easy®, Connections for Growth™, cool.click®, Crinone®, EasyJect®, EMDI®, Fertility LifeLines™, Geref®, Gonal-f®, GHMonitorSM, HowkidsgrowSM, Learning for life™, Luveris®, Metrodin HP®, MSLifelinesSM, Novantrone®, one.click®, Ovidrel®, Ovitrelle®, Pergogreen®, Pergonal®, Phenoptin™, Phenylase™, Profasi®, Raptiva®, Rebif®, Rebiject®, Rebiject II®, Rebiject mini®, Reliser®, Saizen®, SeroCare™, SeroJet™, Serono®, Serophene®, Serostim®, Stilamin®, Veriva® and Zorbtive™, as well as the filed trademarks (TM) for the "S" symbol, used alone or with the words "Serono" or "Serono biotech and beyond," in the aggregate to be materially important. We have generally registered or are seeking to register these trademarks through Europe, in the United States and in other countries throughout the world.

  Out-Licensing

        Our strength of innovation is evidenced by our strong patent position and our ability to license certain of our technology and rights to third parties. We receive royalties and license fees from a number of companies with respect to their products. Among these are:

  •
  Biogen Idec on its sales of Avonex;

  •
  Organon on its sales of Puregon;

  •
  Amgen on its sales of Enbrel; and

  •
  Abbott Laboratories on its sales of Humira.

Competition

        We face competition, and believe significant long-term competition can be expected, from other pharmaceutical and biotechnology companies. We expect this competition to become more intense as commercial applications for biotechnology products increase.

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

  Generic and Biosimilar Drugs

        Current competition comes from generic manufacturers who rely on the scientific data of products already granted regulatory approval. Generally, generic producers do not have to incur the costs of going through the full drug development process to prove that their products are safe and effective for various indications and can sell their products at lower prices than products like ours, which have gone through this process. For example, the patent for Novantrone (mitoxantrone) for the oncology indication will expire in April 2006 and it is anticipated that other manufacturers will introduce their generic products at or after that time. Two generic manufacturers have already received a tentative approval from the FDA for mitoxantrone and these generic entrants may erode revenue from the Novantrone brand, causing our sales to decrease.

        We also face competition from the introduction of biosimilar products in Latin America, Asia, Europe and the United States. A number of interferon beta-1a biosimilar products were licensed in Latin America in 2004, including Argentina and Mexico, without full clinical and safety data being produced. Such biosimilar products offered in the Latin American markets are not identical in composition to Rebif, as the characteristics of our recombinant products are highly dependent on our well-established cell lines, manufacturing process, analytical methods and composition. They are similar in molecular weight and protein structure only. Although biosimilar products do not have a proven track record of quality, safety and efficacy, and their supply may be restricted, we expect to face competition to these alternative therapies. In 2005, we experienced some impact on Rebif sales in Latin America. In the United States and in Europe, regulatory agencies have so far recognized the need for clinical testing of biosimilar products to establish both efficacy and safety and some manufacturers are developing biosimilar products with full clinical testing. Neither the FDA nor the EMEA have published their final guidelines regarding biosimilars. However, we are expecting those from the EMEA to be published in 2006.

  Drug Delivery Systems

        A growing area of competition in the biotechnology industry results from developments in drug delivery systems. Several of our competitors sell autoinjection devices that facilitate self-administration of their treatments. We will face increased competition from drugs that have drug delivery systems that may be more patient-friendly than our own. For more information on our development efforts see Section 3 above "Improving Drug Delivery".

  Neurology

        The MS marketplace worldwide is highly competitive. In 2005, Rebif continued to grow in the United States and retained market leadership outside the United States in terms of sales. In the United States, Rebif and its three competitors faced an additional new competitor, Tysabri, in the initial months of 2005. Although Biogen Idec and its partner Elan suspended the marketing of their product in February 2005, it is possible that it will be reintroduced to the market in the future and that it may receive marketing authorization in the United States and Europe.

        Rebif also competes with interferon beta-1b, which is sold by Schering AG and its affiliates under the brand name Betaferon, and in the United States and Canada under the name Betaseron. In addition, Rebif competes with Avonex, an interferon beta-1a product sold by Biogen Idec, and with Copaxone, sold by Teva Pharmaceuticals, in the United States, Europe and other countries. In early 2004, we initiated a head-to-head Phase IV trial comparing Rebif with Copaxone. We announced in January 2005 that recruitment was completed with over 764 patients enrolled. A number of other companies are working to develop products to treat MS that may in the future compete with Rebif. For example, in October 2005, Schering released the results of the BENEFIT trial showing that Betaferon is effective in early disease, which is also known as clinically isolated syndrome (CIS).

        We are developing oral cladribine for the treatment of patients with RMS and a large Phase III trial is currently ongoing. Several other companies are also developing potential oral MS therapies. The most advanced are teriflunomide from Sanofi Aventis, which is currently in Phase III clinical development, and FTY720 from Novartis, which is anticipated to start phase III in 2006. Firm information on product attributes, pricing risks and launch timelines are not known beyond the fact these are oral therapies targeted for relapsing forms of MS and launch timelines are estimated to be 2009–2011.

  Reproductive Health

        Our reproductive health products compete with Organon's recombinant FSH, Puregon, which is marketed as Follistim in the United States. Our products also compete with urine-derived products, including Ferring Pharmaceutical's Menopur, Menogon, which is marketed as Repronex in the United States, and Bravelle as well as with Institut Biochimique's Fostimon and Merional. Ovidrel is currently the only recombinant source of hCG available. However, Ovidrel competes with urine-derived sources of hCG. Luveris is currently the only recombinant source of LH available. In certain markets, Luveris competes with urine-derived human menopausal gonadotropins, which are less pure preparations of FSH and LH. In the United States, Luveris competes with urine-derived human menopausal gonadotropins within its approved indication of hypogonadotropic hypogonadal women with profound LH deficiency. We have received orphan drug protection for Luveris in the United States until October 2011. Crinone competes with other progesterone products; however it is the only preparation available as a non-injectable formulation that is labeled for assisted reproductive technologies, except in the United States where Columbia Laboratories markets Prochieve to certain obstetricians and gynecologists for other indications.

  Growth and Metabolism

  Growth

        Saizen competes with human growth hormone products produced by companies such as Eli Lilly, Novo Nordisk, Pfizer, TEVA, Novartis and Genentech. One way that we differentiate our product is through drug delivery systems. However, many of our competitors now also offer patient-friendly delivery systems for their products. Other companies are working to bring to market "biosimilar" growth hormone products that may compete with Saizen in the future.

        In addition to the presence of competing products in the growth disorders market, we believe that competition in this market is enhanced by the fact that parents show considerable brand loyalty once they have selected a product for treatment of their child. As a result, much of the competition between pharmaceutical companies in this market must focus on the relatively small number of new patients beginning treatment each year.

  Metabolism

        Orphan drug exclusivity for Serostim as a treatment for HIV-associated wasting in the United States expired in 2003. Our competitors may now seek approval of applications for their growth hormone products in the United States for this indication. The appetite stimulants Megace, which is marketed by Par and Roxane, and Marinol, which is marketed by Unimed, and the anabolic steroid Oxandrin, marketed by Savient, are other drugs approved for the treatment of weight loss associated with HIV or chronic infection in the United States.

        We have been granted orphan drug exclusivity for Zorbtive in the treatment of patients with short bowel syndrome until December 2010. That means that our competitors cannot receive FDA approval to promote human growth hormone in the United States for that indication until that date.

  Dermatology

        In psoriasis we currently compete with etanercept, commercialized by Wyeth, which received regulatory approval in the European Union about one month after Raptiva, and Remicade (infliximab) commercialized by Schering-Plough, which was given European Union approval in October 2005. In a few other markets outside the European Union we also compete with Amevive from Biogen Idec. Consistent with the product label, traditional systemic therapies or phototherapy are not considered competitors in the European Union markets.

Government Regulation

        Our research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing and sales and marketing are subject to extensive regulation by numerous governmental authorities in the European Union, the United States, Switzerland and other jurisdictions. The levels of expenditure and the laboratory and clinical information required for regulatory approval are substantial, and obtaining such approvals can require a number of years. The results generated through laboratory and clinical studies conducted worldwide may be used in most countries for the registration of products. However, country-specific regulations and possible genetic differences among populations may force us to tailor some studies to specific countries, such as Japan, causing additional delays and expense in the registration process. We cannot sell our products in a given jurisdiction without first obtaining regulatory approval to do so. The success of our current and future products will depend in part upon obtaining and maintaining regulatory approval to market them for approved indications in the European Union, the United States and other markets. The regulatory approval process is lengthy and complex in the European Union, the United States and other jurisdictions. We cannot be sure that we will obtain the required regulatory approvals on a timely basis, if at all, for any of the products we are developing. Even if we obtain regulatory approval, both our manufacturing processes and our marketed products are subject to continued review. Later discovery of previously unknown issues with our products or manufacturing processes may result in restrictions on these processes, and may ultimately lead to withdrawal of the products from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the products we have in development.

        The European Union requires anyone seeking to market a medicinal product for human use to obtain a Marketing Authorization, or MA. Currently, two main regulatory authorization processes coexist in the European Union: a national procedure and a centralized procedure which is mandatory for innovative products. These are defined as medicinal products developed by means of a biotechnology process, or containing a new active substance, or indicated for the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorders, diabetes, or constituting a significant innovation, or that are designated as orphan medicinal products. The centralized procedure is administered by the European Medicines Agency, or EMEA. Under this procedure, the Committee for Medicinal Products for Human Use or CHMP, has 210 days, or a longer period if further information is required, to give its opinion as to whether a marketing authorization should be granted. The European marketing authorization is granted after the CHMP opinion has been reviewed and accepted, and the Decision (i.e. the Marketing Authorization) is granted by the European Commission. This single license is valid for the entire European Union (25 countries). Products that do not qualify for registration under the centralized procedure, or which were registered under a prior system, are still registered nationally, or through a mutual recognition or decentralized procedure if the same application concerns several European Union member states. The regulatory process is complex and involves extensive consultation with the regulatory authorities of the various European Union member states. Issues still exist regarding the right of member states not to mutually recognize licenses granted in other European Union countries due to poorly defined public health concerns, and there can be no assurance that this European process will not introduce delays. Similarly, prior to commercial sale in the United States, all new drugs and new indications for existing drugs must be approved by the FDA. As in the case of the European Union, securing FDA marketing approvals requires the submission of extensive preclinical and clinical data, chemistry, manufacturing and controls information and other relevant supporting information to the FDA. The submitted data should provide sufficient risk and benefit information for the authorities to determine the approvability of the product and indication in terms of its quality, safety and efficacy.

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

        We, or our suppliers, may fail to comply with applicable regulatory requirements such as adverse event reporting, which could lead to product withdrawal or other regulatory action. Serious, unexpected and unlabeled events observed post-marketing worldwide are subject to expedited reporting requirements to the European, U.S. and other health authorities and could result in changes in the "Warnings" and "Precautions" section of the product labeling.

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

Environmental Regulation

        We comply with statutory and administrative environmental requirements. We have made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had, and we do not expect them to have, a material effect on our capital expenditures, results of operation, financial condition or competitive position.

        In 2005, our manufacturing facilities in Corsier-sur-Vevey, Switzerland and Bari, Italy received ISO 14001:2004 certification, which is the international standard of excellence.

Capital Expenditures, Divestitures and Investments

        Our capital expenditure on tangible fixed assets for 2005 totaled approximately $152.9 million, compared to $151.5 million in 2004 and $185.0 million in 2003. This level of capital expenditure reflects our continuing investment in research and development and manufacturing facilities our technology infrastructure and our investment in our new corporate headquarters.

        In 2005, we recognized realized gains on disposal of our available-for-sale equity investments in Celgene, Vitrolife and Swiss International Airlines of $32.1 million and we recognized impairment losses of $18.0 million on our available-for-sale equity investments in Cancervax and Rigel Pharmaceuticals.

        Net cash flows from investing activities primarily relate to purchases, sales and maturities of investments, capital expenditures and interest received. Net cash flows from investing activities was $227.8 million in 2005. Our investing activities were a source of cash flows in 2005, mainly due to net proceeds received from the sale of available-for-sale financial assets in order to pay the final settlement and related costs of the governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. Our cash paid for investments in tangible fixed assets totaled $139.4 million. This includes $78.6 million spent on our new headquarters and research center in Geneva, Switzerland (discussed under "Facilities" in Item 4 of this Form 20-F). We received proceeds totaling $850.3 million from the maturity and sale of available-for-sale investments in 2005 and we spent $490.4 million on acquiring new investments, including $60.0 million spent on equity investments purchased in connection with collaborative agreements signed in 2005. We spent $100.1 million on acquiring intangible assets in 2005, including $84.5 million in separately acquiring technology rights as part of in-licensing collaborative agreements.

        In April 2005, we sold one of our subsidiaries in Australia, specializing in serum purification, for $2.0 million. We also sold at end 2005 Bourn Hall Ltd, a clinic specializing in the treatment of infertility disorders, for $12.3 million.

        All capital expenditures excluding the construction of our new headquarters and research and development center in Geneva, Switzerland will be funded with resources generated from our operations.

Facilities

        We occupy owned or leased facilities in over 40 countries. Our headquarters are located in Geneva, Switzerland. We maintain research and development facilities in Geneva, the Boston area, Ivrea, Italy, Guidonia, Italy and Ardea, Italy. Our principal manufacturing facilities are located in Switzerland, Italy, Spain and France. We also have leases for additional office facilities in several locations in Europe, North America, Latin America and Asia. We have made and continue to make improvements to our properties to accommodate our growth. We believe our facilities are in good operating condition and that the real property we own or lease is adequate for all present and near-term future uses. We believe that any additional facilities could be obtained or constructed with our existing capital resources.

        In 2003, we exercised an option to purchase a 40,000 square meter section of land near our current headquarters in Geneva for the purpose of bringing together on a single site our headquarters (which houses our corporate management and administration) and our Switzerland-based research and development activities and supporting our anticipated growth. The total cost of this project, which is scheduled to be completed in 2006, will be approximately CHF371.1 million or $327.7 million. In 2005, we spent $78.6 million on our new headquarters and the total costs capitalized as of December 31, 2005 were CHF224.4 million or $170.3 million. We substantially financed this project by way of a CHF300 million committed unsecured revolving bank facility. As of December 31, 2005, the amount outstanding under this facility was CHF230.2 million or $174.6 million. We have extended the original maturity date to March 31, 2007.

        The following table lists our principal office, research and development and manufacturing facilities:

Location	Use	Owned or Leased	Size
Geneva, Switzerland	Headquarters	Leased—Expires 2006	14,578 sq. meters
Geneva, Switzerland	Research and Development	Leased—Expires 2011	12,698 sq. meters
Rockland, Massachusetts, U.S.A.	U.S. Headquarters	Leased—Expires 2016	200,000 sq. feet
Rome, Italy	Italian Headquarters	Owned	10,212 sq. meters
Ardea, Italy	Process Development	Owned	46,838 sq. meters
Corsier-sur-Vevey, Switzerland	Manufacturing	Owned	36,395 sq. meters
Aubonne, Switzerland	Manufacturing	Owned	43,800 sq. meters
Coinsins, Switzerland	Manufacturing	Owned	19,800 sq. meters
Guidonia, Italy	Manufacturing, Process Development	Owned	51,105 sq. meters
Bari, Italy	Manufacturing	Owned	122,156 sq. meters
Tres Cantos, Spain	Manufacturing	Owned	6,028 sq. meters
Martillac, France	Manufacturing	Leased—Expires 2008	1,107 sq. meters
Martillac, France	Manufacturing	Owned	47,683 sq. meters
Montevideo, Uruguay	Manufacturing and Regional Office	Leased—Expires 2010	2170 sq. meters

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements appearing elsewhere in this Form 20-F. We have prepared our consolidated financial statements and the financial information discussed below in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (U.S. GAAP). You can find a reconciliation of the significant differences between IFRS and U.S. GAAP in note 39 to our consolidated financial statements.

I.     Overview

Our Business

        We are a global biotechnology leader with worldwide revenues in 2005 of $2,586.4 million focused on addressing unmet medical needs in selected therapeutic areas. We discover, develop, manufacture and market therapeutic products for the treatment of human diseases. We currently focus on specialized markets of neurology, reproductive health, growth and metabolism, dermatology, oncology and autoimmune diseases, and we have eight biotechnology products on the market. We have a global presence with operations in more than 40 countries, production facilities in four countries and sales in over 90 countries. Our research programs are focused on growing our business and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, we have approximately 25 ongoing development projects, based on proteins, monoclonal antibodies and small molecules. We have integrated operations that allow us to manufacture and market the products we derive from our research and development efforts. Our mission is to develop innovative products to address unmet medical needs and to improve the quality of life of our patients. We operate in one business segment, namely human therapeutics. Therefore, our results of operations are discussed on a consolidated basis.

Our 2005 Performance

        Some highlights of our 2005 performance, which will be discussed in more detail in our operating and financial results and prospects below, are as follows:

  •
  Our total revenues increased 5.2% to $2,586.4 million in 2005. Our total product sales increased by 7.4% to $2,338.9 million in 2005 primarily due to worldwide sales performance of Rebif in neurology and Saizen in growth and metabolism, partially offset by lower sales of Gonal-f due to increased pricing pressure from one of our competitors in the U.S. market. Our royalty and license income contributed $247.5 million to our total revenues in 2005, reflecting our strong intellectual property rights.

  •
  Our operating expenses increased 39.4% to $2,713.9 million in 2005 and include a charge of $725.0 million for the payment of the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. As a result of this charge, we completed 2005 with an operating loss of $127.5 million, a net loss of $105.3 million and a basic loss of $7.28 per bearer share.

  •
  We signed new collaborative agreements in 2005 with Genmab, Rigel Pharmaceuticals, NovImmune, BioMarin Pharmaceutical and Syntonix, adding several new products to our research and development pipeline.

  •
  We refocused our research and development operations in 2005. In particular, we relocated certain genomic research activities from the Serono Genetics Institute in Evry, France to the

    Serono Pharmaceutical Research Institute in Geneva, Switzerland and we sold one of our principal operating companies in 2005, Bourn Hall, a clinic specializing in early clinical pharmacology and in the treatment of infertility.

Our Business Environment

        As we operate in a highly regulated and competitive industry, we face many economic and industry-wide factors that affect our business. These industry-wide factors include, among others, continuing pricing pressure and reimbursement changes, intense competition for our current marketed products and product candidates, intellectual property protection, technology changes and complex and expanding regulatory and legal environment. Such industry-wide factors should be considered along with the information presented in the operating and financial results and prospects. Further information on these economic and industry-wide factors and their impact on our business can be found in the "Risk Factors" section in "Item 3. Key Information" in this Form 20-F.

II.    Critical accounting policies and the use of estimates

        Our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. We have provided in note 39 of the consolidated financial statements a reconciliation of net income and shareholders' equity from IFRS to U.S. GAAP. Our significant accounting policies are set out in note 1 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying notes. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially if different estimates and assumptions were used. We believe the following accounting policies to be critical because they are important to gain an understanding of our operating results and financial conditions and they require significant judgment.

Provisions for sales returns and sales deductions

        Our gross product sales are subject to a variety of deductions as is typical for the health care industry. These deductions represent estimates and as such product sales reported net of these deductions might not fully reflect the final outcome. The following briefly describes the nature of significant sales deductions with specific reference to the United States:

  •
  In the United States, we record sales provisions for the Medicaid program to provide for rebates on drugs paid for by the individual states. Provisions for estimating Medicaid rebates are calculated based upon historical experience, product growth, anticipated price increases and specific terms in individual state agreements.

  •
  In the United States, we record sales provisions for customer rebates offered to key managed care organizations, group purchasing organizations and other direct and indirect customers to sustain and increase our product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience and product growth rates.

  •
  In the United States, we record sales provisions for chargebacks based on agreements with indirect customers, including federal government agencies. A chargeback represents the difference between the invoice price to wholesalers and the indirect customer's contract discount price. Provisions for estimating chargebacks are calculated based on historical experience, product growth rates and specific agreement terms.

  •
  In some European countries, in particular in Germany, we record provisions for contractual or legislatively mandated discounts for specific reimbursable products with federal governments and national health care systems. Provisions for estimating such discounts are based on actual invoiced product sales within each period.

  •
  We record sales provisions for cash discounts that are offered to customers to encourage prompt payment.

  •
  Provisions for sales returns are based on actual historical returns adjusted for anticipated market and product development as we feel that this is the best means to estimate future returns of products sold in the current period. The amount of returns we receive varies by region and is dependent upon the return policy within a given country, which is based on local industry practice. We perform periodic quantitative analyses by product for each reserve category to assess whether the current assumptions used to calculate the sales return provisions are valid. The quantitative analyses consider historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channel can be exposed to changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that actual amounts could vary significantly from our estimates.

Inventory provisions

        We write down our inventory by an amount equal to the difference between the cost of inventory and the net realizable value of the inventory, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, we may need to take additional inventory write-downs.

Intangible assets

        Goodwill—Goodwill, representing the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired under the purchase method of accounting, is tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of goodwill might not be recoverable. For the purpose of impairment testing, the carrying amount of goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and compared to their recoverable amount determined based on value-in-use calculations. These calculations require the use of estimates and assumptions related to the projection and discounting of projected future cash flows. Changes in the timing and amount of projected future cash flows and discount rates selected could result in material impairments against goodwill.

        Technology rights and patents—Separately acquired intangible assets that are acquired as part of in-licensing collaborative agreements are capitalized even if uncertainties as to their success in producing a saleable product exist. The price we pay to acquire such intangible assets reflects the expectation about the probability of future economic benefits at the time of the acquisition. Such separately acquired intangible assets are initially capitalized at cost and subject to impairment testing at least annually and whenever events or changes in circumstances indicate that the carrying amount of separately acquired intangible assets may not be recoverable. They are usually not amortized as they are considered to have an indefinite useful life until they reach technological feasibility, which is usually signified by regulatory approval. For the purpose of impairment testing, the carrying amount of separately acquired intangible assets with indefinite useful lives in-licensed as part of collaborative agreements are allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the corresponding collaborative agreement and compared to their recoverable amount determined based on value-in-use calculations. These calculations require the use of estimates and assumptions related to the projection and discounting of projected future cash flows. Such calculations require considerable management judgment about future events and uncertainties and rely heavily on estimates and assumptions regarding the technical feasibility of completing the intangible assets and the estimate of future economic benefits. The valuation judgments made could materially impact our results of operations.

Impairment of long-lived assets

        We test assets with an indefinite useful life not subject to amortization at least annually for impairment and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We review assets that are subject to depreciation and amortization (such as tangible fixed assets and intangible assets with definite useful lives) for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing and analyses, we prepare a discounted future net cash flow projection for the asset ("value in use") expected to result from the use of the asset and its eventual disposal. If the value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeds the value in use, we estimate its anticipated net selling price. If the carrying value also exceeds net selling price, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds the higher of the anticipated net selling price and the value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses, and denials or delays of regulatory approval of acquired technology rights could result in shortened useful lives or impairment. Accordingly, actual outcomes could vary significantly from such estimates.

Income taxes

        Income taxes include current and deferred income taxes. Deferred income tax assets and liabilities are determined using the liability method based on differences between the financial statement and income tax bases of our assets and liabilities using enacted or substantively enacted tax rates in effect for the year in which the differences are expected to reverse. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets. Significant estimates are required in determining our provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pretax income may have favorable or unfavorable effects on our future effective tax rate.

Retirement benefit plans

        Substantially all of our employees are covered by defined benefit, insured or state pension plans. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, future salary increases as well as future pension increases. Furthermore, our independent actuaries use statistical based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could impact significantly the amount of pension income or expense recognized in future periods.

Recent accounting pronouncements

        You can find a discussion of recent accounting pronouncements related to IFRS and U.S. GAAP in note 40 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Board that could have a material impact on our results.

III.  Results of operations

        Our analysis of results of operations is presented as follows:

1.
Overview.

2.
Total revenues.

3.
Products sales by therapeutic area.

4.
Product sales by region.

5.
Operating expenses to net (loss)/income.

1.     Overview

        The following table sets forth selected consolidated income statement data for each period presented:

	Year ended December 31,
	2005	2004	2003	Change 2005/2004	Change 2004/2003
	(US$m)	(US$m)	(US$m)	(in % (US$))	(in % (US$))
Product sales	2,338.9	2,177.9	1,858.0	7.4	17.2
Royalty and license income	247.5	280.1	160.6	(11.6)	74.4

Total revenues	2,586.4	2,458.1	2,018.6	5.2	21.8

Cost of product sales	265.9	304.1	279.6	(12.6)	8.8
As a % of product sales	11.4	14.0	15.0
Selling, general and administrative	862.3	807.9	636.8	6.7	26.9
As a % of total revenues	33.3	32.9	31.5
Research and development	593.6	594.8	467.8	(0.2)	27.2
As a % of total revenues	22.9	24.2	23.2
Other operating expense, net	992.1	239.8	202.4	313.8	18.5
As a % of total revenues	38.4	9.8	10.0

Operating (loss)/income	(127.5)	511.4	432.0	(124.9)	18.4
As a % of total revenues	(4.9)	20.8	21.4

Total financial income, net	40.3	63.3	44.0	(36.4)	43.8
Share of profit/(loss) of associates	(0.6)	0.1	—	(679.1)	*
Other income/(expense), net	15.4	(0.6)	(9.6)	+	93.4
Taxes	32.9	92.8	69.0	(64.6)	34.5

Net (loss)/income	(105.3)	481.4	397.4	(121.9)	21.1

Net (loss)/income attributable to minority interests	0.8	1.7	0.3	(50.3)	406.1

Net (loss)/income attributable to equity holders of Serono S.A.	(106.1)	479.7	397.1	(122.1)	20.8
As a % of total revenues	(4.1)	19.5	19.7

Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards effective since January 1, 2005 (see notes to our consolidated financial statements).

*
Calculation not meaningful.

+
Change greater than one thousand percent.

2.     Total revenues

        We primarily earn revenues from two sources: product sales, and royalty and license income. Our total revenues increased by 5.2% to $2,586.4 million during 2005, and by 21.8% to $2,458.1 million during 2004. Our total revenue growth in local currencies was approximately 4.5% in 2005, and 16.1% in 2004. The total currency impact on reported total revenues was $16.1 million in 2005, and $107.4 million in 2004.

Product sales

        In 2005, six products accounted for 93.9% of our total product sales. Rebif, our largest selling product, accounting for 54.3% of our product sales, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-f, our second largest selling product, accounting for 23.4% of our product sales, is a recombinant human follicle-stimulating hormone that we sell for the treatment of infertility. Saizen, a formulation of recombinant human growth hormone used in the treatment of growth retardation due to a variety of causes, is our third largest selling product and accounted for 8.8% of our total product sales. Serostim, our fourth largest selling product, accounting for 3.0% of our product sales, is a formulation of recombinant human growth hormone used to treat HIV-associated wasting. Novantrone, for which we purchased exclusive marketing rights in the U.S. market in 2002, is indicated for the treatment of certain types of multiple sclerosis and also for treating certain forms of cancer. Product sales of Novantrone for the two separate indications are reported under our neurology therapeutic area and as other product sales, respectively. Novantrone, our fifth largest selling product, accounted for 3.0% of our total product sales. Raptiva, for which we purchased exclusive development and marketing rights outside the United States and Japan, is our sixth largest selling product and accounted for 1.4% of our product sales. Raptiva is a humanized monoclonal antibody for the treatment of psoriasis. In addition to the main products highlighted above, we also sell a variety of other products.

        Worldwide product sales increased 7.4% to $2,338.9 million in 2005 and 17.2% to $2,177.9 million in 2004. Product sales growth in local currencies was 6.7% in 2005 and 11.5% in 2004. Volume expansion contributed 5.1% and sales price changes contributed 1.8% to the product sales increase in 2005, while currency benefits added 0.5% to the increase. In 2004, volume expansion contributed 9.4%, sales price changes 2.4% and currency benefits added 5.4% to the product sales increases. Sales growth in 2005 as well as 2004 was primarily driven by increased worldwide demand for Rebif. The favorable currency impact on reported product sales declined to $11.2 million in 2005 compared to $100.1 million in 2004 due to the strengthening of the U.S. dollar in 2005 against most major currencies, especially the Euro. Total sales of recombinant products increased 8.6% to $2,129.8 million in 2005 and 21.9% to $1,961.7 million in 2004. Product sales of recombinant products accounted for 91.1% of our worldwide product sales in 2005 as compared to 90.1% in 2004.

        Gross product sales recorded before sales reserves were $2,552.2 million in 2005 and $2,374.4 million in 2004. Provisions for sales returns reduced total gross product sales by $15.3 million or 0.6% in 2005 and $8.8 million or 0.4% in 2004. Sales provisions for discounts, chargebacks and rebates reduced total gross product sales by $198.0 million or 7.8% in 2005 and $187.6 million or 7.9% in 2004. New sales reserves recorded in 2005 and 2004 as a percentage of gross product sales were 8.4% and 8.3%, respectively.

        Movements in sales reserves during the past three years are summarized in the following table:

	Product returns	Discounts, chargebacks and rebates	Total sales reserves
	(US$m)	(US$m)	(US$m)
Balance as of January 1, 2003	20.9	32.4	53.3
Add: New reserves recorded in 2003	31.1	153.7	184.8
Less: Actual reserves applied in 2003	(15.6)	(132.0)	(147.6)

Balance as of December 31, 2003	36.4	54.1	90.5

Add: New reserves recorded in 2004	8.8	187.6	196.4
Less: Actual reserves applied in 2004	(15.3)	(187.7)	(203.0)

Balance as of December 31, 2004	29.9	54.0	83.9

Add: New reserves recorded in 2005	15.3	198.0	213.3
Less: Actual reserves applied in 2005	(17.8)	(198.0)	(215.8)

Balance as of December 31, 2005	27.4	54.0	81.4

        Our policy relating to supply of our products is to maintain our customers' inventories at a consistent level from year to year based on the pattern of consumption. We have a process in place to monitor inventory levels based on gross sales volume, prescription volume and other third party information. Our distribution channel includes wholesaler distributors, pharmacies, hospitals and other medical facilities that distribute and/or administer our products. In certain regions where we sell our products to a small number of national wholesalers, in the U.S. market for example, which accounts for 32.7% of our total product sales, we receive monthly inventory reports from the wholesalers we sell to summarizing by product the amount of inventory held at the end the month. Inventory levels maintained at the wholesalers in the United States range between approximately 28 and 35 days of sales. In Western Europe, our single largest region, representing 44.4% of our total product sales, we generally maintain inventory levels of less than 30 days. We assess inventory levels maintained in the Western Europe region based on a comparison of sales volumes to wholesalers against their reported sales to pharmacies, hospitals and other medical facilities. We believe that third party information is sufficiently reliable, but we cannot verify its accuracy. Throughout all of our regions, wholesalers typically sell to pharmacies, hospitals and other medical facilities. Therefore, there could be an additional level of inventory in our distribution channel. However, given the relatively high inventory value of our products and the fact that wholesalers can deliver our products to a healthcare facility on the same day, pharmacies, hospitals and other medical facilities are reluctant to carry significant amounts of our products. Thus, we believe that the inventory held at the wholesaler represents the majority of the inventory held within the entire distribution channel at any given time. At present we do not have the ability to track the expiration date of inventory held in the distribution channel on a global basis.

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

        In 2005, our royalty and license income decreased by 11.6% to $247.5 million, compared to an increase of 74.4% to $280.1 million in 2004. Royalty and license income represented 9.6% and 11.4% of our total revenues in 2005 and 2004, respectively. Our royalty income increased by 31.2% to $247.5 million in 2005 and increased by 19.8% to $188.7 million in 2004. Both in 2005 and 2004 we received higher royalty income due to higher third-party sales by various licensees, primarily Abbott Laboratories for higher sales of Humira and Amgen for higher sales of Enbrel. Our license income in 2004 was impacted by the recognition of $67.0 million in license income relating to an agreement reached in July 2004. Although the license fee is payable in equal annual installments until 2006, the full amount of the license fee was recognized as royalty and license income in 2004 as we had no further performance obligation under the agreement. Our royalty and license income may fluctuate as a result of changes in the sales of products sold by our licensees.

3.     Product Sales by Therapeutic Area

        The following tables summarize, for the period presented, our product sales by therapeutic area:

	Year ended December 31,
	2005	2004	2003	Change 2005/2004	Change 2005/2004	Change 2004/2003	Change 2004/2003
	(US$m)	(US$m)	(US$m)	(in % (US$))	(in % (local currencies))	(in % (US$))	(in % (local currencies))
Neurology
Rebif	1,269.8	1,090.6	819.3	16.4	15.4	33.1	25.4
Novantrone	23.2	32.4	30.9	(28.4)	(28.4)	5.0	5.0

Total neurology	1,293.0	1,123.0	850.2	15.1	14.2	32.1	24.7

Reproductive health
Gonal-f	547.0	572.7	526.9	(4.5)	(5.2)	8.7	3.6
Cetrotide	25.4	24.8	24.8	2.3	1.4	(0.2)	(5.4)
Crinone	24.5	19.8	20.8	23.5	22.5	(4.6)	(7.8)
Ovidrel	23.8	17.7	12.4	34.6	33.6	43.3	35.8
Luveris	11.1	10.6	10.0	5.7	4.5	6.0	(2.1)

Core infertility portfolio	631.8	645.6	594.9	(2.1)	(2.8)	8.5	3.4

Metrodin HP	15.0	15.9	24.8	(5.2)	(3.4)	(36.0)	(39.2)
Profasi	2.4	6.7	15.4	(64.5)	(64.4)	(56.2)	(57.4)
Pergonal	0.3	11.5	45.8	(97.7)	(97.9)	(74.9)	(75.2)
Other products	12.5	12.6	12.0	(1.7)	(2.2)	4.9	(2.5)

Total reproductive health	662.0	692.3	692.9	(4.4)	(5.0)	(0.1)	(4.7)

Growth and metabolism
Saizen	206.5	182.1	151.5	13.4	12.5	20.2	13.6
Serostim	70.4	86.8	88.7	(18.9)	(18.9)	(2.2)	(2.3)
Zorbtive	1.1	0.9	—	30.3	30.3	+	+

Total growth and metabolism	278.0	269.8	240.2	3.0	2.6	12.3	8.2

Dermatology
Raptiva	33.4	4.9	—	580.5	604.8	+	+

Total dermatology	33.4	4.9	—	580.5	604.8	+	+

Other products	72.5	87.9	74.7	(17.5)	(17.9)	17.8	15.9

Total product sales	2,338.9	2,177.9	1,858.0	7.4	6.7	17.2	11.5

Recombinant products	2,129.9	1,961.7	1,609.4	8.6	7.8	21.9	15.6
Non-recombinant products	209.0	216.2	248.6	(3.4)	(2.8)	(13.0)	(15.3)

+
Change greater than one thousand percent.

Neurology

        Total neurology sales increased by 15.1% to $1,293.0 million in 2005 and represented 55.3% or our worldwide product sales. The increase in neurology sales in 2005, as compared to 2004, was mainly attributable to the worldwide volume expansion of Rebif.

Rebif

        Sales of Rebif generated worldwide revenues of $1,269.8 million in 2005 (an increase of 16.4% or 15.4% in local currencies), of which $389.5 million was generated in the United States (increase of 31.8%) and $880.3 million was generated outside the United States (increase of 10.7% or 9.6% in local currencies). Worldwide Rebif sales growth was mainly driven by a volume increase of 11.1%, an increase of 4.7% in the average selling price and a favorable currency impact of 0.6%. Rebif was the leading multiple sclerosis product in the world, excluding the United States in 2005, and the fastest growing disease-modifying-drug in multiple sclerosis in the United States in terms of prescription market shares and sales in 2005. In 2005, Rebif sales grew:

  •
  in the United States, by 31.8% to $389.5 million, reflecting the continued strong growth in our prescriber base of the product and our strong portfolio of patient support programs, and, to a lesser extent, the effect of price increases;

  •
  in Western Europe, by 11.9% (or 11.3% in local currencies) to reach $606.6 million primarily driven by market share gains in Italy, Spain and the UK and price increases in Germany. The implementation of governmental imposed healthcare reforms in Germany at the beginning of 2004 reduced pricing and reimbursement level of pharmaceutical products, including our products, by 10% in 2004, which was subsequently reduced to 6% in 2005;

  •
  in Latin America, by 15.2% to reach $87.5 million, primarily due to ongoing market penetration in Brazil and the favorable impact of the weakening of the U.S. dollar relative to many local currencies in Latin America; and

  •
  in the rest of the world, by 5.2% (or 2.1% in local currencies) to reach $186.3 million, which was mainly driven by higher sales in Canada and the emerging markets of Poland and Russia.

        For the twelve months ended September 30, 2005, our worldwide market share, measured by U.S. dollar sales, reached 25.3%, an increase of 1.2% compared to the same period last year. Excluding sales in the United States, our dollar market share was 35.1%, a decrease of 0.4% compared to the same period in 2004. In the United States, our dollar market share was 15.0% as of September 30, 2005 compared to 12.6% one year earlier.

        We expect to face increased competition in the multiple sclerosis market places from existing and new MS treatments. We expect future growth of Rebif sales to be dependent to a large extent on our ability to compete successfully with these treatments.

        In 2004, neurology sales increased by 32.1% to $1,123.0 million. The increase in neurology sales in 2004, as compared to 2003, was attributable to the continued strong demand for Rebif, with a significant market share increase. Worldwide sales of Rebif increased by 33.1% (or 25.4% in local currency) to $1,090.6 million in 2004, compared to $819.3 million in 2003.

        The sales growth of Rebif was driven by a combination of a volume increase of 29.0% and a 3.2% increase in average selling price on account of sales denominated in currencies other than U.S. dollars. In local currency terms, our average selling price decreased by 2.8%, mostly due to pressure on prices, particularly in the European Union.

        In 2004, Rebif sales grew:

  •
  in the United States by 56.8% to reach $295.6 million, compared to $188.5 million in 2003, reflecting the continued strong demand for the drug;

  •
  in Western Europe, by 25.6% to reach $531.7 million, compared to $423.2 million in 2003. In local currencies, sales increased by 13.7%, which was primarily driven by increased patient market share in Italy, Spain, and France and a growing patient base in the UK following an increase in funding from health authorities;

  •
  in Latin America, by 23.8% to reach $75.9 million, compared to $61.3 million in 2003, primarily due to higher sales in Brazil, Venezuela and Argentina; and

  •
  in the rest of the world, by 28.0% (or 21.2% in local currencies) to reach $187.4 million, compared to $146.3 million in 2003, which was driven by strong sales in the Middle East, Central Europe and Switzerland as well as the emerging markets of Bulgaria and Romania.

        For 2004, our worldwide dollar market share reached 24.7%, up 1.8% compared to the same period in 2003. Excluding sales in the United States, our dollar market share was 35.9%, up 0.3% compared to the same period in 2003. In the United States, our dollar market share reached 13.4% as of December 31, 2004 compared to 10.4% one year earlier.

Novantrone

        We are promoting Novantrone in the United States, for which we purchased exclusive marketing rights in 2002. Total Novantrone sales in multiple sclerosis were $23.2 million in 2005 as compared to $32.4 million in 2004. Total Novantrone sales in both multiple sclerosis and oncology indications were $70.0 million in 2005 compared to $83.9 million in 2004.

        A key patent for Novantrone for the oncology indication will expire in April 2006. The exclusivity for the multiple sclerosis indication does not expire until October 2007; however, we expect that once generic alternatives to Novantrone are available in the United States market for the oncology indication, erosion of both segments (oncology and multiple sclerosis) will be significant. The expiration of a product patent normally results in a loss of market exclusivity for the covered pharmaceutical product; therefore, we expect a significant decrease in our product sales related to Novantrone as we approach patent expiration or shortly thereafter.

Reproductive health

        In 2005, our reproductive health, or RH, product sales decreased by 4.4% to $662.0 million. The decrease of our RH product sales in 2005 was mainly due to decreased sales of Gonal-f and the continuing phase-out of urine-derived gonadotropins products in 2005 in line with our strategy. Recombinant gonadotropin sales as a percentage of total gonadotropin sales increased to 95.5% in 2005, while urine-derived gonadotropin sales decreased by 35.5% to $30.1 million in 2005.

Gonal-f

        Sales of Gonal-f decreased 4.5% (or 5.2% in local currencies) to $547.0 million in 2005. The decline in product sales of Gonal-f was driven by a decrease in average selling price of 7.4% in 2005, partially offset by a volume gain of 2.3% and a favorable currency impact of 0.8%. The growth in volume was largely due to our continuous roll-out of the Gonal-f pen with filled-by-mass liquid multidose formulation. In December 2005, we achieved the milestone of one million Gonal-f pens sold. In 2005, Gonal-f sales were impacted:

  •
  in the United States, by a decrease of 30.5% as a result of competition from a significant discount program offered on the products of one of our main competitors. As a result, we experienced significant market share loss of Gonal-f in the United States. We responded to the competition, in part, through the formation of a strategic relationship with a leading fertility specialty pharmacy to offer expanded and unprecedented support to customers, patients, healthcare providers and managed care organizations as well through the decrease of our selling prices to cash paying patients;

  •
  in Western Europe, by an increase of 6.1% (or 4.3% in local currencies), reflecting the continuing successful roll-out of our Gonal-f fill-by-mass pre-filled pen and higher patient recruitment in Italy and Spain; and

  •
  in the rest of the world, by an increase of 19.4% primarily driven by strong sales growth in Middle East, Africa and Eastern Europe and Asia-Pacific due to the roll-out of our Gonal-f fill-by-mass pre-filled pen and higher overall market demand in Brazil following a recovery of the reproductive health market.

        In 2004, our RH product sales decreased by 0.1% to $692.3 million compared to $692.9 million in 2003. Difficult market conditions, primarily in Western Europe, impacted our RH franchise performance in 2004. The implementation of governmental imposed healthcare reforms in Germany at the beginning of 2004 reduced pricing and reimbursement level of pharmaceutical products, including our products, which decreased Gonal-f sales in Germany by $36.2 million in 2004. Our core RH portfolio made up of three recombinant hormones (Gonal-f, Ovidrel, Luveris) and two supporting products (Cetrotide and Crinone) grew in 2004, while our urine-derived gonadotropin products (Metrodin HP, Pergonal and Profasi) decreased in 2004 due to the their continued phase-out and switch to biotechnology products, in line with our strategy.

        The growth in sales of our core RH portfolio in 2004, as compared to 2003, was mainly attributable to Gonal-f. Sales of Gonal-f increased by 8.7% (or 3.6% in local currency) to $572.7 million in 2004 compared to $526.9 million in 2003. Sales growth of Gonal-f was driven by a volume increase of 5.2% and an increase in the average selling price of 3.4%. The growth in volumes was largely due to the increased penetration of our multidose presentation and the launch of our fill-by-mass formulation of Gonal-f pre-filled pen. The increase in the average selling price was due to both currency and regional sales mix. After removing the favorable impact of foreign currency, the average selling price decreased by 1.5% during 2004. In 2004, Gonal-f sales grew in the United States, where recombinant gonadotropin market share increased (although this was partially offset by the phase-out of Pergonal as of March 2004), by market share gains in Spain, a successful launch of the Gonal-f pen in Oceania, and strong sales growth in Middle, East, Africa and Eastern Europe.

        Our recombinant gonadotropin product sales as a percentage of our total gonadotropin sales increased from 86.0% in 2003 to 94.0% in 2004. Urine-derived gonadotropins sales decreased by 57.2% from $89.3 million in 2003 to $38.2 million in 2004. In line with our strategy to phase out Pergonal in 2004, its sales decreased from $45.8 million in 2003 to $11.5 million in 2004.

Growth and metabolism

        Our growth and metabolism product sales increased by 3.0% (or 2.6% in local currencies) to $278.0 million in 2005. The increase in our growth and metabolism product sales in 2005, as compared to 2004, was attributable to strong sales performance of Saizen, partially offset by a decline in sales of Serostim.

Saizen

        Sales of Saizen increased by 13.4% (or 12.5% in local currencies) to $206.5 million, mainly driven by a volume increase of 15.2%, partially offset by price decreases of 2.4% (1.9% after removing the favorable impact of foreign currencies). The volume increase mainly resulted from higher patient recruitment in the United States and Asia-Pacific due to our user friendly drug devices provided to patients and physicians. Our investment in innovative devices and support tools to improve the management of growth disorders contributed to making Saizen a popular choice with patients. In 2005, Saizen became available for use in the treatment of patients with adult growth hormone deficiencies in the United States following its FDA approval. Furthermore, Saizen successfully completed in 2005 the European Union mutual recognition procedure leading to marketing approval for the treatment of short children born small for gestational age.

Serostim

        Sales of Serostim declined 18.9% (or 18.9% in local currencies) to $70.4 million in 2005, as a result of continued reimbursement constraints in the United States and declining prevalence of HIV-associated wasting.

        Our growth and metabolism product sales increased by 12.3% (or 8.2% in local currency) to $269.8 million in 2004 from $240.2 million in 2003. The increase in our growth and metabolism product sales in 2004, as compared to 2003, was attributable to an increase in sales of Saizen, which resulted from strong demand in the U.S. market and also in Asia Pacific, mostly in Korea and Taiwan, as well as in Middle East, Africa and Eastern Europe. Total sales of Saizen increased by 20.2% (or 13.6% in local currency) to $182.1 million, with volume increasing by 16.7% and average selling price increasing by 3.0% (2.6% after removing the favorable impact of foreign currency) and a slight decline of 2.2% in Serostim sales to $86.8 million, reflecting a slight decrease in Serostim demand in the United States.

Dermatology

Raptiva

        Raptiva, the first-to-market biological treatment for moderate to severe psoriasis in the European Union, was approved in 49 countries and available in over 40 countries at the end of 2005. We launched Raptiva in 13 countries in 2005 including France, Spain, Italy, Netherlands, Norway, Finland, Canada and Brazil. Product sales of Raptiva in 2005 were $33.4 million, compared to $4.9 million in 2004.

4.     Product Sales by Region

        The following table summarizes, for the period indicated, our product sales by region:

	Year ended December 31,
	2005	2004	2003	Change 2005/2004	Change 2005/2004	Change 2004/2003	Change 2004/2003
	(US$m)	(US$m)	(US$m)	(in % (US$))	(in % (local currencies))	(in % (US$))	(in % (local currencies))
Western Europe	1,038.3	931.6	796.8	11.4	10.7	16.9	6.0
North America	848.2	837.9	694.3	1.2	0.6	20.7	19.8
Middle East, Africa and Eastern Europe	183.8	165.2	151.2	11.3	10.9	9.2	6.4
Asia-Pacific, Oceania and Japan	141.5	132.1	116.9	7.0	4.8	13.0	6.7
Latin America	127.1	111.1	98.8	14.4	14.4	12.4	12.4

Total product sales	2,338.9	2,177.9	1,858.0	7.4	6.7	17.2	11.5

        Sales in all of our geographic regions increased in 2005, as compared to 2004. This increase was attributable:

  •
  in Western Europe, primarily to increased sales of Rebif in almost all European countries and to increased sales of Gonal-f as a result of the continued successful roll-out of our Gonal-f fill-by-mass pre-filled pen. The implementation of governmental imposed healthcare reforms in Germany at the beginning of 2004, unfavorably impacted our product sales reported in Germany by a total of $46.3 million in 2005 and $60.7 million in 2004, respectively;

  •
  in North America, to an increase in sales primarily in the United States due to increased market share for Rebif and strong new patients prescriptions for Saizen partially offset by lower sales of Gonal-f due to market share loss resulting from pricing pressure consequent to a significant discount program offered by one of our main competitors and lower sales of Serostim and Novantrone;

  •
  in the Middle East, Africa and Eastern Europe, to the strong performance of Gonal-f partially offset by decreased sales of Pergonal, the roll-out of Raptiva and the continued strong demand for Saizen;

  •
  in Asia Pacific, to strong sales performance of Saizen, mainly in Korea, and to an increase in sales that was primarily driven by an increase in sales of Gonal-f, mainly in China, Australia and Taiwan, although these factors were partially offset by decreased sales of Pergonal, Metrodin HP and Stilamin; and

  •
  in Latin America, to the strong performances of Rebif, primarily due to ongoing market penetration in Brazil, increased sales in Saizen and the benefit from a favorable foreign currency impact due to the weakening of the U.S. dollar relative to many local currencies in Latin America.

        Sales in all of our geographic regions increased in 2004, as compared to 2003. This increase was attributable:

  •
  in Western Europe, to an increase in sales that was due primarily to increased sales of Rebif in almost all European countries, although sales of products in our RH core infertility portfolio decreased, primarily due to the decrease in German sales of Gonal-f resulting from the healthcare reforms discussed above;

  •
  in North America, to an increase in sales primarily in the United States due to the strong performance of Rebif, Gonal-f, Saizen and Novantrone, although this increase was partially offset by lower sales of Pergonal as it was phased-out of the U.S. market as of March 2004;

  •
  in the Middle East, Africa and Eastern Europe, to an increase in sales due to the strong performance of Rebif, the RH core infertility portfolio and Saizen, although this increase was partially offset by decreased sales of Pergonal, Profasi and Metrodin HP;

  •
  in Asia Pacific, to an increase in sales that was primarily driven by an increase in sales of Gonal-f and Saizen, including an increase in Oceania sales primarily attributable to higher sales of the RH core infertility portfolio products and an increase in Japan sales mainly attributable to higher sales of Saizen, Pergogreen and Serostim, although the overall sales increase in the Asia Pacific region was partially offset by decreased sales of Metrodin HP, Pergonal and Profasi; and

  •
  in Latin America, to an increase in sales primarily driven by the strong performance of Rebif and the RH core infertility portfolio, although this increase was partially offset by lower Pergonal sales.

5.     Operating expenses to net (loss)/income

Operating expenses

        Our reported operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, and other operating expenses. During 2005, our operating expenses increased by 39.4% to $2,713.9 million, or 104.9% of total revenues, as compared to an increase of 22.7% to $1,946.6 million, or 79.2% of total revenues, in 2004. This increase was primarily attributable to a charge of $725.0 million for the payment of the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim discussed under other operating expenses below. Our reported operating expenses were unfavorably impacted by foreign currency changes in 2005 of $4.1 million or 0.1%, as compared to $86.2 million or 4.4% in 2004. Our operating margin was a negative 4.9% (a negative 5.3% after removing the currency impact) in 2005 as compared to 20.8% (21.5% after removing the currency impact) in 2004.

Cost of product sales

        Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses. We employed 884 employees in manufacturing in 2005, compared to 1,005 employees in 2004, following the closing of our manufacturing operations in Israel in 2004. Our principal commercial manufacturing facilities are located in Switzerland, Italy, Spain and France. We also purchase directly from outside manufacturers finished products including Crinone, Cetrotide and Novantrone and intermediate products including Raptiva, that we sell as part of in-licensing agreements that grant us exclusive rights to sell these products in specific territories. The payments that we make to our in-licensing partners are capitalized as intangible assets and amortized over the shorter of the term of the license and the period in which we expect to sell the in-licensed product. Our current definition of cost of product sales excludes the amortization and impairment of these capitalized technology rights as well as the related royalty and license expenses, which are reported under other operating expense. Had these charges been included in cost of product sales, our cost of product sales as a percentage of total revenues would have been 18.0% and 19.8% in 2005 and 2004, respectively.

        In 2005, cost of product sales decreased by 12.6% to $265.9 million as compared to an increase of 8.8% to $304.1 million in 2004. Cost of product sales as a percentage of product sales decreased to 11.4% in 2005 as compared to 14.0% in 2004. The corresponding gross margin on product sales increased to 88.6% in 2005 as compared to 86.0% in 2004. The decrease of our cost of product sales in 2005, as compared to 2004, is primarily due to:

  •
  ongoing productivity improvements in manufacturing mainly related to filing and packaging, increased productivity of the bulk manufacturing process for Saizen, Serostim and Rebif and a favorable product mix due to an increased proportion of recombinant products sold; and

  •
  cost savings related to the closing of our manufacturing operations in Israel. Our cost of product sales reported in 2004 was impacted by a charge of $20.5 million related to the closure of our manufacturing operations in Israel.

        We periodically review our inventories for excess or obsolete inventory and write down obsolete or otherwise unmarketable inventory to its estimated net realizable value. In 2005, we wrote down $15.4 million of inventory for expired and damaged products, unmarketable products and inventory that failed to meet quality specifications. These write-downs have been charged to cost of product sales.

        Gross margin on product sales is expected to continue to benefit in the near term from continued economies of scale and the expected utilization of some of our spare manufacturing capacity. However, as our final phase-out of urinary products is almost finalized, combined with increased anticipated sales of Raptiva, we expect gross margin on product sales to remain approximately 88% in the near future. Our gross margin on product sales will fluctuate in the future based on changes in pricing levels, product mix, write-downs of excess or obsolete inventory and new product initiatives.

        Cost of product sales percentage increased by 8.8% to $304.1 million in 2004 compared to $279.6 million in 2003. In 2004, cost of product sales as a percentage of product sales decreased to 14.0% from 15.0% in 2003. The corresponding gross margin on product sales percentage increased to 86.0% in 2004 from 85.0% in 2003. This increase:

  •
  was primarily the result of favorable changes in product mix and continuing manufacturing productivity gains leading to higher production yields.

        partially offset by

  •
  an unfavorable currency impact of $14.3 million due to the strength of the Swiss franc and Euro against the U.S. dollar as our costs of manufacturing are incurred in Swiss franc and Euro;

  •
  the impact of closing our manufacturing operation in Israel, which resulted in a one-time charge of $20.5 million related to people costs and the write-down of tangible fixed assets (our gross margin percentage without the impact of these closure costs would have been 87.0%).

Selling, general and administrative

        Our selling, general and administrative expenses are composed of distribution, selling and marketing and general and administrative expenses, as follows:

  •
  Distribution. In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors in distributing our products.

  •
  Selling and marketing. We maintained a marketing and sales force of 2,166 employees in 2005 as compared to 2,084 in 2004 to sell or manage the distribution of our products in over 90 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising as well as commissions paid to our two co-promotion partners: Pfizer, which co-promotes Rebif in the U.S. market, and OSI Pharmaceuticals, which co-promotes Novantrone in the United States as a treatment for certain forms of cancer. Although selling and marketing expense generally maintains a positive correlation with the volume of products that we sell, we may incur additional selling and marketing expense upon the introduction of a new product or when we introduce existing products into new markets, as we hire additional sales personnel to undertake product launches.

  •
  General and administrative. We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in more than 40 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations. We employed 429 employees in general and administrative functions in 2005 as compared to 426 employees in 2004.

        Our selling, marketing and administrative expenses increased by 6.7% to $862.3 million in 2005 and 26.9% to $807.9 million in 2004. Our reported selling, general and administrative expenses included an unfavorable currency impact of $4.6 million or 0.5% in 2005 as compared to an unfavorable currency impact of $36.6 million or 4.5% in 2004. Our selling and marketing expenses increased by 9.0% to $667.8 million and represented 25.8% of total revenues in 2005 as compared to 24.9% of total revenues in 2004. The increase in our selling and marketing expenses in 2005 as compared to 2004 was mainly attributable to increased marketing activities to support Rebif such as the voice expansion program in the United States, increased sales and marketing costs associated with our ongoing launch of Raptiva and higher sales commissions incurred on sales of Rebif in the United States. In 2005, general and administrative expenses decreased by 0.5% to $194.5 million and represented 7.5% of total revenues, as compared to 8.0% of total revenues in 2004.

        The decrease in our general and administrative expenses in 2005 as compared to 2004 was mainly driven by lower personnel related costs, partially offset by increased facility expenses.

        Selling, marketing and administrative expenses are expected to rise in the near term, in particular, the selling and marketing expenses primarily to support Rebif and Raptiva. However, as we expect revenues to rise, selling, marketing and administrative expenses as a percentage of total revenues is not expected to deviate significantly in the near term.

        In 2004, selling and marketing expenses increased by 29.5% to $612.5 million, representing 24.9% of total revenues. The increase in selling and marketing expenses in 2004 compared to 2003 was mainly driven by higher sales commissions incurred on sales of Rebif and Novantrone in the U.S, higher sales and marketing costs associated with the launch of Raptiva and increased marketing activities to support our product sales growth including Gonal-f filled-by-mass and Gonal-f pre-filled pen. General and administrative expenses increased by 19.3% to $195.4 million in 2004, representing 8.0% of total revenues. The increase in general and administrative expenses in 2004 compared to 2003 was primarily due to increased personnel related costs and increased facility expenses. Our total reported selling, general and administrative expenses of $807.9 million in 2004 include an unfavorable currency impact of $36.6 million or 4.5% primarily due to the strength of the Euro and Swiss franc compared to the U.S. dollar.

Research and development

        Research and development or R&D is one of our key functions, and we employed 1,271 R&D employees in 2005 compared to 1,387 employees in 2004. R&D expenses consist of expenses incurred in performing research and development activities, including employee related expenses, facilities expenses, clinical trial related expenses and co-development expenses under research and development collaborative agreements. We incurred our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Switzerland, the Serono Research Institute formerly known as the Serono Reproductive Biology Institute in the United States, the Istituto di Ricerca Cesare Serono, which merged into the Industria Farmaceutica Serono, the Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy and our corporate R&D organization. In 2005, we relocated our genomic R&D activities conducted at the Serono Genetics Institute in France to the Serono Pharmaceutical Research Institute in Switzerland to combine our genetic research activities with our R&D headquarters based in Switzerland. We recognized a charge of $23.9 million as R&D expense for this relocation in 2005, mainly related to people costs, write-off of tangible fixed assets and termination and cancellation of onerous contracts. We sold one of our principal operating research companies in 2005, Bourn Hall Ltd in the United Kingdom, a clinic specializing in early clinical pharmacology and in the treatment of infertility, for total considerations of $12.3 million, resulting in a realized loss on disposal of $0.1 million.

        We also invest significantly in collaborations with other biotechnology companies that can require material up-front payments, future ongoing milestone payments, and eventually future royalty payments that are normally based on a percentage of sales we generate from a product that we have in-licensed. In accordance with IAS 38 (revised 2004)—"Intangible Assets", effective as of January 1, 2005, we capitalize up-front fees and milestone payments related to separately acquired intangible assets acquired as part of in-licensing agreements, even if they have not achieved technical feasibility, usually signified by regulatory body approval. During 2005, we capitalized a total of $84.5 million as separately acquired intangible assets, primarily related to collaboration agreements with Genmab, BioMarin, Rigel, Micromet and NovImmune. Had these payments been recognized as R&D expenses in 2005, our R&D expenses would have increased by 14.0% in 2005 as compared to 2004 and would represent 26.2% of total revenues in 2005. In 2004, we incurred $83.7 million in collaborative payments that have been recognized as research and development expenses, as they did not meet the criteria for capitalization in the past in accordance with accounting standards existing at that time.

        Our R&D expenses decreased by 0.2% to $593.6 million in 2005 compared to $594.8 million in 2004, and represented 22.9% of total revenues in 2005 compared to 24.2% in 2004. Our reported R&D expenses include an unfavorable currency impact of $0.4 million or 0.1% in 2005. The decrease in our R&D expenses in 2005 compared to 2004 is mainly the result of the change in our accounting policy for separately acquired intangible assets as part of in-licensing agreements as discussed above, partially offset by increased R&D expenses due to our expansion into oncology and autoimmune projects (most notably the pharmaceutical development of TACI-Ig, HuMax-CD4, adecatumumab and the Aurora kinase inhibitor R763), continued investments in the discovery area (functional genomic projects aimed at identifying novel therapeutics proteins from the human genome) and significant investments in clinical development projects (roll-out of a Phase III trial with oral cladribine and the Rebif vs. Copaxone head-to-head study in neurology and Phenoptin and Phenylase in metabolism). We discontinued two clinical trial programs in 2005, onercept in moderate to severe psoriasis and Canvaxin in melanoma based on recommendations of two separate independent Data and Safety Monitoring Boards.

        In 2004, compared to 2003, our research and development expenses increased by 27.2% and reached $594.8 million or 24.2% of total revenues. The increase in our research and development expenses was mainly due to continued investments in the discovery area (functional genomic and the genetics work in the field of autoimmune diseases) and in the pharmaceutical development of new molecules (most notably onercept and TACI-lg) and significant investments in clinical development projects (onercept in psoriasis, Serostim for HARS in the United States, the Raptiva study supporting the New Drug Application in Europe, and the Rebif vs. Copaxone head-to-head study). Our research and development expenses in 2004 included the costs of several collaborative and license agreements signed in 2004 with ZymoGenetics, CancerVax Corporation and Micromet. We incurred $83.7 million in collaborative payments that have been expensed as research and development expenses in 2004.

  Other Operating Expenses

        Other operating expenses include royalty and license expense, amortization of intangibles and other long-term assets, litigations and legal costs, patent and trademark expenses, and equity compensation expenses related to stock options and share purchase plans.

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

        Other operating expenses, net were $992.1 million in 2005 compared to $239.8 million in 2004, corresponding to an increase of 313.8%. The increase in other operating expenses, net in 2005 is mainly attributable to the charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. The charge covered the total cost of the final settlement of $716.9 million, including accrued interest of $12.9 million, to resolve criminal charges and civil allegations in connection with the governmental investigation into commercial practices related to Serostim, and related costs for legal expense incurred. Our principal U.S. subsidiary, Serono Inc., received a subpoena in 2001 from the U.S. Attorney's office in Boston, Massachussets requesting that it produce documents for the period from 1992 to 2005 relating to Serostim. As part of an ongoing, industry-wide investigation by the state and federal governments into the setting of average wholesale prices and commercial practices, other pharmaceutical companies have received similar subpoenas. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the U.S. Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono and its U.S. affiliates agreed to settle the government investigation in 2005 and paid a total of $724.9 million for the final settlement and related costs. The comprehensive settlements with federal and state agencies concluded all liabilities to the government in connection with the investigation. Furthermore, our other operating expense, net increased in 2005 compared to 2004 due to higher ongoing royalty expenses that were driven by higher sales of Raptiva and higher royalty income received for Humira and Avonex and increased expenses for the fair value of stock options granted to employee and directors, partially offset by lower amortization expense as we ceased amortizing goodwill in 2005.

        In 2004, our operating expenses, net increased by 18.5% to $239.8 million as compared to 2003. The increase in other operating expenses, net in 2004 was due to higher ongoing royalty expenses that were driven by higher sales of Rebif and higher royalty income received for Humira, Enbrel and Avonex and increased expenses for the fair value of stock options granted to employees and directors.

Operating (loss)/income

        We reported an operating loss of $127.5 million in 2005, as compared to an operating income of $511.4 million in 2004, representing a decrease of 124.9% from 2004. The decrease in operating income in 2005, as compared to 2004, was primarily the result of the charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim as discussed above. Our operating income increased by 18.4% to $511.4 million in 2004 from $432.0 million in 2003. As a percentage of total revenues, our operating income was 20.8% in 2004 compared to 21.4% in 2003. The total favorable currency impact on reported operating loss was $12.0 million in 2005 and $21.2 million in 2004.

Financial income, net

        Our financial income, net in 2005, 2004 and 2003 was as follows:

	Year ended December 31,
	2005	2004	2003	Change 2005/2004	Change 2004/2003
	(US$m)	(US$m)	(US$m)	(in % (US$))	(in % (US$))
Interest income	59.6	59.4	49.5	0.4	19.9
Other financial income	0.1	8.7	0.3	(99.5)	+
Fair value gain on interest rate swaps	—	0.1	—	+	+

Financial income	59.7	68.2	49.8	(12.5)	36.9

Interest expense	16.8	17.4	4.9	(3.2)	257.0
Other financial expense	7.0	6.6	8.1	6.1	(18.3)
Fair value loss on interest rate swaps	0.1	—	—	+	+

Financial expense	23.9	24.0	13.0	(0.4)	85.4

Foreign currency gains/(losses), net	4.5	19.1	7.2	(76.3)	167.1

Total financial income, net	40.3	63.3	44.0	(36.4)	43.8

+
Change greater than one thousand percent.

        In 2005, the decrease in financial income, net as compared to 2004, was primarily attributable to decreased net foreign currency gains on derivative instruments to hedge certain anticipated cash flows with a functional currency other than the U.S. dollar and to decreased other financial income, which included a one-time gain in 2004. Our interest income remained unchanged in 2005 as compared to 2004 due to the positive impact of higher interest rates being offset by the lower average cash balance.

        In 2004, the increase in financial income, as compared to 2003, was mainly due to an increase of $9.1 million in interest income earned on our investment in corporate bonds due to increased financial assets and a one-time gain of $8.6 million on the forward purchase of shares in ZymoGenetics as part of a research and development collaboration reported as other financial income. Financial expense increased in 2004 due to the impact of the convertible bond, on which we incur effective interest expense at the rate of 3.03%. The increase in foreign currency gains, as compared to 2003, was a result of the gains on derivative instruments taken out to hedge the foreign currency exposure that we incur because of the disproportionate amount of our expenses that are incurred in currencies other than the U.S. dollar.

Share of profit/(loss) of associates

        Associated companies are accounted for using the equity method. Income from associated companies is derived from our investments in Integrated Solutions and NovImmune. Our 25% interest in Integrated Solutions, acquired in 2004, contributed income of $0.1 million in 2005. Our 16% interest in NovImmune, acquired in 2005 as part of a collaboration agreement, generated a loss of $0.7 million in 2005. We sold our 25% investment in Cansera in 2005, which contributed income of $0.1 million in 2004.

Other income/(expense), net

        Other income/(expense), net includes transactions that are outside the core group business such as realized gains and losses on disposal and impairment losses of available-for-sale equity investments related to collaborative agreements, donations to charitable and other foundations, rental income and expense earned and paid on certain leases.

        In 2005, we reported other income, net of $15.4 million, compared to other expense, net of $0.6 million in 2004. In 2005, our other income/(expense), net increased significantly due to the recognition of realized gains on disposals of our available-for-sale equity investment in Celgene, Vitrolife and Swiss International Air Lines of total $32.1 million partially offset by impairment losses of $9.9 million and $8.0 million recognized on our available-for-sale equity investments in CancerVax and Rigel Pharmaceuticals, respectively.

        In 2004, other expenses, net decreased significantly as compared to 2003 due to a non-operating, non-recurring, non-cash charge of $5.9 million taken in 2003 related to the write-down of an equity investment as well as a $4.5 million realized loss upon our sale of another equity investment.

Taxes

        Our total taxes decreased by 64.6% to $32.9 million in 2005 compared to $92.8 million in 2004. Our tax expense recognized in 2005 benefited from the $64.5 million of deferred tax impact from the recognition of the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. In 2005, we reported an effective negative income tax rate of 21.3% compared to an effective income tax rate of 14.1% in 2004 and 11.8% in 2003. The effective income tax rate is calculated by dividing the income tax expense by the (loss)/income before taxes and minority interest reduced by capital and other taxes. Excluding the recognition of the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim and the related favorable tax impact, our effective income tax rate for 2005 would be 13.0%. This decrease was due to the favorable resolutions of tax audits of prior fiscal years in various countries.

Net (loss)/income

        In 2005, we reported a net loss of $105.3 million as compared to a net income of $481.3 million in 2004, mainly as a result of the recognition of a charge of $725.0 million ($660.5 million after tax) to cover the final settlement and related costs of a governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. Exchange rate movements impacted net income favorably in 2005 by $10.6 million or 10.0%. Net income attributable to minority interest was $0.8 million in 2005 and $1.7 million in 2004. Net loss attributable to equity holders of Serono S.A. was $106.1 million in 2005 as compared to a net income attributable to equity holders of the parent of $479.7 million in 2004. We reported a net loss per share of $7.28 per bearer share in 2005. The weighted average number of bearer shares outstanding used to calculate basic loss per share decreased by 705,130 bearer shares in 2005 to 10,166,057 bearer shares resulting in a decrease in our basic loss per share of $0.33 per bearer share. In 2004, net income increased by 21.1%

in 2004 to $481.3 million and represented 19.6% of total revenues. Exchange rate movements favorably impacted net income in 2004 by $14.9 million or 3.1%.

IV.    Liquidity and capital resources

        Our sources of liquidity have been a combination of cash generated from operations and investing activities, short-term and long-term financial debts, and two significant public financings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for net proceeds of $951.8 million. In 2003, we issued CHF600.0 million (approximately $444.8 million) of senior unsubordinated convertible bonds due November 2008, convertible into our bearer shares.

        The following table sets out the components of our net financial assets and our cash flows for each of the periods presented:

	Year ended December 31,
	2005	2004	2003
	(US$m)	(US$m)	(US$m)
Net cash flows (used for)/from operating activities	(126.5)	471.7	542.9
Net cash flows from/(used for) investing activities	227.8	(322.1)	(556.2)
Net cash flows (used for)/from financing activities	(16.7)	(878.3)	322.4
Effect of exchange rate changes on cash and cash equivalents	(1.7)	0.7	8.8

Increase/(decrease) in cash and cash equivalents	82.9	(728.0)	317.9
Increase/(decrease) in short-term and long-term available-for-sale financial assets	(401.4)	77.0	437.2
(Increase)/decrease in short-term and long-term financial debts	11.8	(92.2)	(463.8)

Increase/(decrease) in net financial assets	(306.7)	(743.2)	291.3
Net financial assets as of January 1	1,164.0	1,907.2	1,615.9

Net financial assets as of December 31	857.3	1,164.0	1,907.2

Consists of:
Cash and cash equivalents	358.9	275.9	1,004.0
Short-term available-for-sale financial assets	565.5	785.0	434.8
Long-term available-for-sale financial assets	736.5	927.8	1,103.8
Less: Investments in non-group companies	(140.0)	(149.3)	(52.2)

Total financial assets	1,520.9	1,839.4	2,490.4

Short-term financial debts	(28.6)	(34.5)	(51.2)
Long-term financial debts	(635.0)	(640.9)	(532.0)

Total financial debts	(663.6)	(675.4)	(583.2)

Net financial assets	857.3	1,164.0	1,907.2

        The analysis of our cash flows is divided as follows:

  1.
  Net cash flows used for operating activities and free cash flow.

  2.
  Net cash flows from investing activities.

  3.
  Net cash flows used for financing activities.

  4.
  Net financial assets.

1.     Net cash flows used for operating activities and free cash flow

        In 2005, our net cash flows used for operating activities decreased by $598.2 million to $126.5 million. Our operating cash flows before working capital changes decreased by $547.1 million to $42.8 million in 2005. The decrease in our operating cash flows before working capital changes is mainly due to the payment of $724.9 million related to the final settlement and related costs of the governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim at the end of 2005. Operating cash flows lost due to working capital changes was $47.9 million in 2005, an increase of $30.6 million as compared to 2004. The increase in operating cash flows lost due to working capital changes in 2005 as compared to 2004 is mainly due to payments made at the beginning of 2005 for collaborative agreements payables recorded at the end of 2004 and the payment of withholding taxes in 2005 for shares acquired under the second Share-Buy-Back Plan in 2004, partially offset by improved working capital management for trade accounts receivables and inventories. Depreciation and amortization decreased by $8.4 million due to the cessation of goodwill amortization in 2005 and taxes decreased by $60.0 million in 2005 as a result of the tax impact of the litigation expense and related costs related to the final settlement of the governmental investigation. Taxes paid during 2005 increased to $121.4 million mostly due to higher income taxes paid in Italy, Germany and the United States, partially offset by lower taxes paid in Switzerland.

        In 2004, our commercial operations generated cash flow from operating activities of $471.7 million, which is a decrease of $71.2 million compared to 2003. Cash flow from operating activities before working capital changes increased by $54.1 million to $590.0 million mainly as a result of higher net income, partially offset by increased financial income and unrealized foreign currency gains. Operating cash flow lost due to increases in working capital was $17.3 million in 2004 and mainly the result of sales-driven increased trade accounts receivables and a new receivable related to the licensing agreement of a non-core technology signed in the third quarter of 2004. Taxes paid during 2004 increased to $100.9 million mostly due to higher income taxes paid in Switzerland.

        Our free cash flows as of December 31, 2005, 2004 and 2003 were as follows:

	Year ended December 31,
	2005	2004	2003
	(US$m)	(US$m)	(US$m)
Net cash flows (used for)/from operating activities	(126.5)	471.7	542.9
Purchase of tangible fixed assets	(139.4)	(178.9)	(162.5)
Purchase of intangible assets	(100.1)	(54.4)	(30.8)
Interest paid	(4.1)	(4.2)	(4.3)

Free cash flow	(370.1)	234.2	345.3

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

2.     Net cash flows from investing activities

        Net cash flows from investing activities primarily relate to purchases, sales and maturities of investments, capital expenditures and interest received. Net cash flows from investing activities was $227.8 million in 2005. Our investing activities were a source of cash flows in 2005 mainly due to net proceeds received from the sale of available-for-sale financial assets in order to pay the final settlement and related costs of the governmental investigation led by the U.S. Attorney's office in Boston, Massachusetts into commercial practices related to Serostim. Our cash paid for investments in tangible fixed assets totaled $139.4 million. This includes $78.6 million spent on our new headquarters and research center in Geneva, Switzerland (discussed under "Facilities" in Item 4 of this Form 20-F). We received proceeds totaling $850.3 million from the maturity and sale of available-for-sale investments in 2005 and we spent $490.4 million on acquiring new investments, including $60.0 million spent on equity investments purchased in connection with collaborative agreements signed in 2005. We spent $100.1 million on acquiring intangible assets in 2005, including $84.5 million in separately acquiring technology rights as part of in-licensing collaborative agreements.

        All capital expenditure excluding the construction of our new headquarters and research and development center in Geneva, Switzerland will be funded with resources generated from our operations.

        In 2004, our net cash flows used for investing activities were $322.1 million. We spent $178.9 million for investments in tangible fixed assets, including $52.7 million on our new headquarters and Swiss-based research and development activities. Our net purchases of investments were $194.4 million, including the acquisition of equity investments as part of collaborative agreements.

3.     Net cash flows used for financing activities

        Net cash flows used for financing activities are primarily related to dividend payments, issuance of financial debts and activities related to our stock option plans and share purchase plans. In 2005, net cash flows used for financing activities were $16.8 million. Net cash flows used for financing activities decreased by $861.6 million in 2005 as compared to 2004 mainly due to the fact that we did not purchase any treasury shares in 2005. We paid $110.4 million in dividends to investors in 2005, an increase of $11.0 million compared to 2004. The dividend per share declared and paid in 2005 was CHF9.00, compared to the 2004 dividend of CHF8.00. We increased the amount of financial debts during the year by $79.1 million mainly due to further drawdowns on the CHF300.0 million medium term bank facility for the development of our new headquarters and research center in Geneva, Switzerland. We extended the original maturity date of the facility from December 31, 2006 to March 31, 2007. As of December 31, 2005, the amount drawn under the facility was CHF230.2 million or $174.6 million. We received proceeds of $28.9 million in 2005 from the issuance of shares and exercise of options related to our share purchase plans and stock option plans.

        In 2004, net cash flows used for financing activities were $878.3 million. We spent $811.7 million on the acquisition of treasury shares and $99.4 million on dividend payments. We received net proceeds of $31.1 million from the issuance of financial debts and $12.5 million from the issuance of shares related to our share purchase plans and the exercise of options related to our stock option plans.

        In July 2002, we initiated the first Share Buy Back Plan to acquire CHF500.0 million worth of bearer shares. Shares acquired under the first Share Buy Back Plan will be held until granted in the future. In May 2004, we completed the first Share Buy Back Plan resulting in 647,853 treasury shares acquired.

        In May 2004, a second Share Buy Back Plan was initiated under which we were authorized to acquire CHF750.0 million in bearer shares over a maximum period of five years. Shares acquired under the second Share Buy Back Plan were acquired with the view to be cancelled. During 2004, 962,435 treasury shares were acquired for total considerations of CHF736.5 million or $611.3 million and approved for cancellation by the shareholders at the Annual General Meeting of Shareholders held on April 26, 2005. As a result, our share capital was reduced by CHF24.1 million or $20.0 million. We had no repurchases during 2005 under the second Share Buy Back Plan and a total of CHF13.5 million remained unspent as of December 31, 2005.

        The purchases of treasury shares were made on the open market, in respect of the first buy back program via the normal trading line, with the intention of selling back to the market, or, in respect of the second buy back program, via a second trading line, with the intention of canceling the shares purchased. The authorization applies only to the bearer shares traded on virt-x of the SWX Swiss Exchange and excludes American depositary shares traded on the New York Stock Exchange.

4.     Net financial assets

        Our total financial assets (cash and cash equivalents, short-term available-for-sale financial assets and long-term available-for-sale financial assets not including long-term equity investments in non-group companies) amounted to $1,520.9 million as of December 31, 2005. Net financial assets (total financial assets less short-term and long-term financial debts) were $857.3 million as of December 2005, a decrease of $306.7 million or 26.4% during 2005.

        Our short-term and long-term financial assets consist primarily of deposits with prime banks, investments in short-term money market funds and fixed-rate investments in rated bonds denominated in U.S. dollar with maturities up to four years.

        Our short-term and long-term financial debts consist of bank advances, mortgage notes, bank loans and the CHF600.0 million 0.5% senior unsubordinated convertible bonds due 2008. As of December 31, 2005, our total financial debt was $663.6 million, as compared to $675.4 million as of December 31, 2004. The decrease in 2005 is mainly due the currency translation effects on our Swiss franc denominated senior unsubordinated convertible bond and the Swiss franc denominated medium-term bank facility, partially offset by further amounts drawn under the medium term bank facility for the development of our new headquarters and research center in Geneva, Switzerland. You can find more details on the maturity profile of financial debt and interest rate structure in note 21 of the consolidated financial statements. As of December 31, 2005 we had unused lines of credit for short-term financing of $250.1 million.

        In 2005, we obtained a credit rating. The allocated credit ratings were A3 from Moody's Investor Services and A- from Standard & Poors.

        We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our financial position or results of operations.

Contractual cash obligations

        Our future minimum non-cancelable contractual obligations as of December 31, 2005 are described below:

	Payments due by year (in US$m)
Contractual obligation	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Financial debts	637.6	2.6	625.6	3.5	5.9
Operating lease	120.3	28.4	30.6	20.7	40.6
Finance lease	0.1	0.1	—	—	—
Capital commitments	72.7	72.7	—	—	—

Total	830.7	103.8	656.2	24.2	46.5

        Some of the figures included in this table are based on management's estimate and assumptions about these obligations, including their duration, the possibility of renewal and other factors. The obligations we will actually pay in future periods may vary from those presented.

        The capital commitments relate mostly to the construction costs and contractors' compensations for the construction of our new headquarters and research center in Geneva, Switzerland, which is expected to be completed by the end of 2006. Given our ability to generate consistent and significant operating cash flow, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

        In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 33 to the consolidated financial statements. As part of these agreements we have made commitments to make research and development payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $1,178.2 million. The exact timing of eventual payments is uncertain, but it would be over a period of 10 years.

        For further contingencies, see "Item 8. Financial information", "Item 4. Information on the company" and note 33 of the consolidated financial statements.

        Assets with an original cost of $26.4 million as of December 31, 2005 (2004: $30.7 million) have been pledged as security against long-term financial debts and certain unused long-term line of credits. Securities of $49.0 million (2004: $49.3 million) have been transferred to banks in connection with secured lending transactions on our available-for-sale financial assets.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

        Directors are elected each year at our Annual General Meeting and serve until the following Annual General Meeting, which must be held within six months after the end of each financial year.

Name	Age(1)	Position
Georges Muller	66	Chairman
Ernesto Bertarelli	40	Vice-Chairman and Managing Director
Jacques Theurillat	46	Director
Pierre E. Douaze	65	Director
L. Patrick Gage	63	Director
Bernard Mach	72	Director
Sergio Marchionne	53	Director
Alberto Togni	67	Director

(1)
As of January 31, 2006.

        Georges Muller has been the Chairman of our board since 1999 and a board member since 1992. He has practiced law with the firm of BMP & Partners in Lausanne, Switzerland for over 25 years and has been of counsel with that firm since 1987. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the board of directors of SGS S.A. and The 2000 Management Corporation, and Vice-Chairman of Bertarelli Biotech S.A. He is a director of S.I. Château de Bonmont S.A., Schweizerische Lebensversicherung und Rentenanstalt, Swiss Life Holding, Schindler Aufzüge AG, Actafinance S.A., Animan Publications S.A., Lavotel S.A., Kedge Capital Partners Ltd. and Kedge Capital Services Ltd. He participates on the boards of various foundations and associations, namely Fondation pour la création d'un musée des Beaux Arts, Lausanne (Chairman); World Arts Forum; and Fondation Forum of Young Global Leaders. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland and at Union Bank of Switzerland in Lausanne, Switzerland. Mr. Muller received a PhD in law and degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

        Ernesto Bertarelli is our Chief Executive Officer. He is also Vice-Chairman and Managing Director of our board of directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the board, where he was responsible for finance and operations. Mr. Bertarelli began his career with us in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is the Chairman of Bertarelli Biotech S.A., Kedge Capital Partners Ltd., Alinghi Holdings Ltd. and Team Alinghi S.A. He is a director of UBS AG, PHRMA and the Bertarelli Foundation. He is also a member of the Harvard Medical School Board of Fellows. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

        Jacques Theurillat has been our Deputy Chief Executive Officer and President Marketing & Sales Europe and International since May 2002 and has been a director since May 2000. He previously served as our Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of our operations in Italy. He began his career with us in 1987. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and resident.

        Pierre E. Douaze has been a director since 1998. Until 1998, he was a member of the executive committee and former chief executive officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy's executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a Master of Science degree from the Federal Polytechnical School in Lausanne and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

        L. Patrick Gage has been a director since May 2004. He is an advisor partner with Flagship Ventures, Cambridge, MA. Prior to this, until 2002, he was President, Wyeth Pharmaceutical Research and CSO Wyeth/AHPC. Between 1989 and 1998, he served in several positions of increasing responsibility at Genetics Institute, Inc., culminating as President. Mr. Gage has also been a member of the Roche Institute of Molecular Biology and Vice President of Exploratory Research (U.S.) in the Hoffman-La Roche Group. He is currently Chairman of Acceleron Pharma, and a director of Compound Therapeutics and Immune Control, all private companies, and is also a director of Protein Design Labs Inc, and Neose Technologies Inc. He serves as Chair of the Life Sciences Advisory Board (SAB) for Perkin Elmer Inc., is a member of the SAB of Functional Genetics, a private biotech company, and is a founding member of the SAB of Warburg Pincus, a private equity company. In addition, Mr. Gage is a director of the Biotechnology Institute, a non-profit organization. He received a Bachelor of Science from the Massachusetts Institute of Technology and a PhD in Biophysics from the University of Chicago. He performed postdoctoral research at the Carnegie Institution of Washington. Mr. Gage is a U.S. national and resident.

        Bernard Mach has been a director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was the chairman of the department of genetics and microbiology and of the graduate program in molecular and cellular biology, and was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and Scientific Advisory Board member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder, non-executive chairman of NovImmune S.A. Dr. Mach is on the board of Lonza Group AG and of FIND, a non-profit foundation for innovative diagnostics. Dr. Mach received an MD degree from the University of Geneva and a PhD degree from Rockefeller University in New York and did his internship and residency at the Massachusetts General Hospital/Harvard Medical School. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

        Sergio Marchionne has been a director since May 2000. Since June 2004, Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A., whose board of directors he joined in May 2003. In February 2005, he also assumed the role of Chief Executive Officer of Fiat Auto S.p.A. He has been a member of the SGS S.A. (SGS) Board since May 2001. From February 2002 to June 2004, Mr. Marchionne served as Chief Executive Officer and Managing Director of SGS and since June 2004 as Vice-Chairman. From October 1999 until January 2002, Mr. Marchionne served as Chief Executive Officer and a director of Lonza Group AG, which was spun off from Alusuisse-Lonza Group in October 1999. Mr. Marchionne served as Chairman of Lonza Group Ltd. from October 2002 until April 2005. He previously worked at Alusuisse-Lonza in various capacities, including as Chief Executive Officer from 1997 until October 2000. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities and is a resident of Switzerland.

        Alberto Togni has been a director since April 2005. Mr. Togni was Executive Vice Chairman of the Board of UBS AG from 1998 until his retirement in April 2005. He was employed by UBS and its predecessor Swiss Bank Corporation (SBC) from 1959. From 1994 to 1997, he was "Chief Risk Officer" and a member of the Group Executive Committee of SBC. He previously held various positions in SBC's Commercial division, becoming its head in 1993. He was named a member of SBC's Executive Board in 1981. Prior to that, he served in different management roles in Zurich, New York and Tokyo, and as representative for the Middle East in Beirut, after professional training and various assignments in Lausanne, New York and Zurich. Mr. Togni has been a member of an "Advisory Board" of the International Monetary Fund, of the Swiss Central Bank and is Chairman of the Helmut Horten Foundation. He holds a degree from the New York Institute of Finance. Mr. Togni is a Swiss national and resident.

Executive Officers

        The current members of our Executive Management Board, who constitute our executive officers, are:

Name	Age(1)	Position
Ernesto Bertarelli	40	Chief Executive Officer
Jacques Theurillat	46	Deputy Chief Executive Officer; President Marketing and Sales Europe and International
Roland Baumann	60	Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration
Leon Bushara	39	Senior Executive Vice-President, Business Development
Giampiero De Luca	51	Chief Intellectual Property Counsel
Fereydoun Firouz	42	President, Serono, Inc.
Stuart Grant	50	Chief Financial Officer
Franck Latrille	48	Senior Executive Vice-President, Global Product Development
François Naef	43	Senior Executive Vice-President, Human Resources, Legal and Corporate Communication
Timothy Wells	43	Senior Executive Vice-President, Research

(1)
As of January 31, 2006.

        Roland Baumann is our Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration. Prior to his appointment to this position in February 2004, he was our Senior Executive Vice-President, Head of the CEO Office, Corporate Strategic Planning & Corporate Administration and Head of Group Internal Audit from March 2003. From March 2000 to March 2003, he was our Senior Vice President, Strategic Business Planning and Corporate Administration, Head of Group Internal Audit. Before his appointment to that position, Mr. Baumann worked for us in positions of increasing responsibility related to finance, information systems and technology, internal audit and strategic business planning from 1991. Before joining us, Mr. Baumann was a senior vice president with La Suisse Assurances, where he was the head of business process engineering and finance and accounting services. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure des Cadres pour l'Economie et l'Administration in Basel. He is a Swiss national and resident.

        Leon Bushara is our Senior Executive Vice-President, Business Development. Before his appointment to that position in 2003, Mr. Bushara worked in positions of increasing responsibility in our Business Development department from 1993. Prior to joining us, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA degree from Brown University. He is a United States national and a resident of Switzerland.

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

        Fereydoun Firouz is President of Serono, Inc., our U.S. operating subsidiary. From 2001 until March 2003, he was Executive Vice President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in our sales and marketing operations from 1991 and in our government affairs office in Washington, D.C. from 1989 to 1991. He is a board member of the Massachusetts Biotechnology Council and of BIO (Biotechnology Industry Organization). Mr. Firouz holds a Bachelor of Science degree in political science from George Washington University in Washington, D.C. He is a Swiss national and a resident of the United States.

        Stuart Grant is our Chief Financial Officer. Prior to this appointment in November 2004, Mr. Grant served for almost three years as Chief Financial Officer of Serono, Inc., our U.S. operating subsidiary. Mr. Grant joined us from Digital Equipment Corporation in 1995, where he held various senior financial positions of increasing responsibility. Mr. Grant has over 25 years of financial and business management experience in the high technology sector, in both the corporate and field environments. Mr. Grant received a Bachelor of Accountancy degree from the University of Glasgow, and is a Chartered Accountant. He is a British national and resident of Switzerland.

        Franck Latrille is our Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was our Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as our General Manager, Italian manufacturing operations. From 1994 to 1997, he served as general manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined us in 1994, following our acquisition of Sorebio. Mr. Latrille holds a PhD in animal physiology and biochemistry and a Master of Science degree from the University of Bordeaux. He is a French national and resident.

        François Naef is our Senior Executive Vice-President, Human Resources, Legal and Corporate Communications. Prior to his appointment to this position in February 2004, he was our Senior Executive Vice-President, Human Resources. From November 1999 to February 2001, Mr. Naef served as our General Counsel. He previously worked in positions of increasing responsibility in our legal department since 1988. Mr. Naef also serves as Company Secretary and as General Manager of Serono International S.A., one of our principal subsidiaries. Prior to joining us, Mr. Naef was an attorney at the Geneva law firm of Combe & de Senarclens and prior to that of Me Rossetti. Mr. Naef is a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the Canton of Vaud in Switzerland. Mr. Naef holds a law degree and a master's degree in European law from the University of Geneva. Mr. Naef was admitted to the Geneva Bar in 1986. He is a Swiss national and resident.

        Timothy Wells is our Senior Executive Vice-President, Research. Prior to his appointment to this position in March 2003, he served as our Vice-President Research, Head of Discovery, where he was responsible for integrating the discovery research in our global organization. Mr. Wells currently serves on the Scientific Advisory Board for Pictet's biotech fund and for Ecolosion, the Geneva Biotech Incubator. Mr. Wells joined us from Glaxo Wellcome in 1998, where he held a number of positions of increasing responsibility. Mr. Wells has an MA in Natural Sciences from the University of Cambridge,

UK and a PhD in protein engineering from Imperial College, London, and is a fellow of the Royal Society of Chemistry. He is a British national and a resident of Switzerland.

Compensation

        During the year ended December 31, 2005, we paid our directors and executive officers as a group, for services in all capacities, CHF24,767,994 (approximately $20,069,506). Of this amount, we paid CHF9,548,306 (or approximately $7,736,992) pursuant to a bonus plan, which provides for payments to executive officers based on their performance and the performance of our company. During the year ended December 31, 2005, we set aside or accrued CHF1,160,300 (or approximately $940,191) to provide pension, retirement or similar benefits for our executive officers. During the year ended December 31, 2005, we granted to our directors and executive officers options to purchase 36,000 bearer shares at an exercise price of CHF859, expiring on March 31, 2015, and options to purchase 5,200 bearer shares at an exercise price of CHF766.50, expiring on May 2, 2015. The amount we show above as paid to our directors and executive officers as a group includes the tax value of these stock options calculated based on the Black-Scholes option pricing model. In 2005, we allotted a total of 1,695 bearer shares to our directors and executive officers. During the year ended December 31, 2005, we paid our most highly compensated director a total of CHF8,012,768 (approximately $6,492,746) inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred. This amount also includes the tax value of stock options granted during the year calculated based on the Black-Scholes option-pricing model.

        None of our directors has a service contract with us or any of our subsidiaries that provides for benefits upon termination of their mandate.

Board Committees

  Audit Committee

        The board of directors has established an Audit Committee currently consisting of Sergio Marchionne (Chairman), Pierre E. Douaze and Alberto Togni, who was appointed by the board in July 2005. Hans Thierstein, a former director, was a member of the Committee until April 2005. All members of the Audit Committee are non-executive directors and meet the independence requirements applicable to audit committee members under the rules of the U.S. Securities and Exchange Commission, and as required by the listing standards of the New York Stock Exchange, where our bearer shares are traded in the form of ADSs. While these directors all have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee, Sergio Marchionne is our designated "audit committee financial expert," as defined under the rules of the Commission. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to our accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of our books, records, facilities and personnel.

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

  •
  Oversee that the independence of the independent auditors is maintained;

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

        The Audit Committee maintains free and open communication throughout the year with the independent auditors, the internal auditors and our management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Its Chairman is responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the board of directors. The Audit Committee meets at least four times a year or more often, if required. In 2005, the Audit Committee met six times. The external auditors attended all of these meetings.

  Compensation Committee

        The board of directors also has established a Compensation Committee, which currently consists of Pierre E. Douaze (Chairman), Sergio Marchionne and Patrick Gage, who was appointed by the board in July 2005. Hans Thierstein, a former director, was a member of the Committee until April 2005. All members of the Compensation Committee are non-executive directors. The Compensation Committee sees that our senior executives are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice, and applicable legal requirements.

        The Compensation Committee has the following responsibilities:

  •
  Submit to the board of directors for approval the principles to be applied for the remuneration of our directors and executives;

  •
  Review as often as necessary, but no less than once per year, the compensation plans for our executives to see that such plans are designed to attract, retain and reward our executives, to motivate their performance in the achievement of our business objectives and to align their interest with the long-term interest of the shareholders, with a particular emphasis on seeing that: (a) the company's annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company's financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and (b) the company's long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company's long-term goals, key personnel retention objectives and shareholders' decisions concerning the use of capital for management incentive plans;

  •
  Review annually and determine the individual elements of the compensation of the Chief Executive Officer;

  •
  Review annually the individual elements of the compensation of our senior officers who report to the Chief Executive Officer, consistent with the objectives defined in the Compensation Committee Charter;

  •
  Review and recommend to the board of directors for approval the remuneration of directors;

  •
  Approve our stock option plans and any modification thereof, and approving the number of options granted to the Chief Executive Officer and the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year;

  •
  Make a recommendation to the board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation; and

  •
  Make a recommendation to the board on all proposals for incentive plans that require shareholders' approval, including proposals to create share capital for compensation plans.

        The Compensation Committee reports to the board on its activities at least once in each calendar year. Its Chairman is responsible for summoning meetings, preparing the agenda and seeing that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration. In 2005, the Compensation Committee met once and adopted five circulating board resolutions. Furthermore, its Chairman regularly and openly communicated throughout the year with our management, in particular the Chief Executive Officer and Managing Director and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication.

Employees

        Information about the number of our employees, their areas of employment, and their geographic locations as of December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,
	2005	2004	2003
Areas of employment
Research and development	1,271	1,387	1,346
Sales and marketing	2,166	2,084	1,746
Manufacturing	884	1,005	1,082
General and administrative	429	426	403
Geographic distribution of employees
Western Europe	3,273	3,235	3,115
North America*	814	727	725
Latin America*	206	205	180
Other locations*	457	735	555

Total number of employees	4,750	4,902	4,577

*
Numbers are approximate.

        In addition, we maintain consulting arrangements with a number of scientists at various universities and other research institutions in Europe, Israel and the United States. In Europe, some of our employees are covered by customary collective bargaining agreements. In the United States, none of our employees is covered by a collective bargaining agreement. We have experienced no work stoppages, and we consider our employee relations to be good.

Share Ownership

        As of December 31, 2005, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of our capital, including treasury shares, and 67.09% of our voting rights. Ernesto Bertarelli, our Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli Biotech S.A.

        At the shareholders meeting on April 26, 2005, the shareholders approved the cancellation of 962,435 bearer shares, with a par value of CHF25.00 each, purchased by the company under its second Share Buy Back Plan, announced on May 25, 2004. As of December 31, 2005, there were 10,832,507 bearer shares, including 641,470 treasury shares, and 11,013,040 registered shares issued and outstanding.

        The following table sets forth the ownership of our voting securities by all of our directors and current executive officers as individuals and as a group. For the purposes of calculating percentages shown in the table, the 641,470 treasury shares are deemed not to be outstanding.

Name of Owner	Registered Shares Owned	Percent of Registered Shares	Bearer Shares Owned	Percent Of Bearer Shares	Aggregate Voting Percent
Ernesto Bertarelli(1)	9,973,200	90.6	5,053,230	49.5	70.8
Roland Baumann	0	0	*	*	*
Leon Bushara	0	0	*	*	*
Giampiero De Luca	0	0	*	*	*
Pierre E. Douaze	0	0	*	*	*
Fereydoun Firouz	0	0	*	*	*
L. Patrick Gage	0	0	*	*	*
Stuart Grant	0	0	*	*	*
Franck Latrille	0	0	*	*	*
Bernard Mach	0	0	*	*	*
Sergio Marchionne	0	0	*	*	*
Georges Muller	0	0	*	*	*
François Naef	0	0	*	*	*
Jacques Theurillat	0	0	*	*	*
Alberto Togni	0	0	*	*	*
Timothy Wells	0	0	*	*	*
All directors and executive officers as a group (16 persons)(1)(2)	9,973,200	90.6	5,094,344	49.7	70.9

*
Less than one percent.

(1)
Includes all registered shares and bearer shares reported by Bertarelli Biotech S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. Includes 16,300 bearer shares that we may issue to Mr. Bertarelli upon the exercise of stock options.

(2)
Includes 50,455 bearer shares that we may issue if our directors and current executive officers exercise stock options. As of December 31, 2005, our directors and current executive officers held a total of 120,045 stock options, which have the following exercise prices and expiration dates:

	Number of Outstanding Options Held By Our Directors and Current Executive Officers	Exercise Price in CHF	Expiration Date
	2,135	546.25	April 1, 2008
	2,515	546.00	April 1, 2009
	4,800	512.50	June 10, 2009
	3,690	1,520.50	April 1, 2010
	3,200	1,397.50	May 16, 2010
	8,000	1,346.00	April 1, 2011
	8,460	1,434.00	April 1, 2012
	15,635	649.00	March 31, 2013
	4,000	692.00	May 12, 2013
	38,010	789	March 31, 2014
	4,600	772.00	June 1, 2014
	36,000	859	March 31, 2015
	5,200	766.50	May 2, 2015

Total:	136,245

Stock Options

        At our annual general meetings held on May 16, 2000 and May 25, 2004, our shareholders approved increases in our conditional capital for our stock option plans so that as of December 31, 2005, the total nominal capital authorized for the grant of options to employees and directors under our option plans, as adjusted for the exercise of 33,821 bearer stock options and 26,300 ADS stock options under our Employee and Director stock option plans and purchase of 22,288 bearer shares under our Employee and Director Share Purchase Plan from January 1, 2005 to and including December 31, 2005, consisted of CHF53,047,100, corresponding to 2,121,884 bearer shares with a par value of CHF25 each.

        We generally grant stock options to managers of our various companies under our Employee Stock Option Plan every plan year. Each option gives the holder the right to purchase one bearer share or one ADS. Employee options vest evenly over four years. Each employee option has a 10-year duration. The exercise price for employee options is the fair market value of our bearer shares on the virt-X at the date of grant. Until 2002, the option price for our ADSs was set based on the price of the underlying bearer share at the date of grant. Since 2003, the option price for our ADSs has been set based on the fair market value of our ADSs on the New York Stock Exchange at the date of grant.

        The number of options granted to employees from 1998 to 2005 and the exercise price of the options were as follows:

Year	Number of Bearer Options Granted	Exercise Price in CHF	Number of Employees to Whom Options Were Granted
1998	26,200	546.25	191
1999	29,160	546	218
2000	32,676	1,520.50	302
2001	77,934	1,346	537
2002	90,540	1,350	560
2003	93,230	650	567
2004	95,900	791	431
2005	93,125	858	430
Year	Number of ADS Options Granted	Exercise Price in U.S.$	Number of Employees to Whom Options Were Granted
2003	20,000	16.51	1
2004	1,102,000	15.53	197
2005	981,000	17.46	283

        Of the options for bearer shares, options for 33,821 bearer shares have been exercised under the Employee and Director stock option plans and options for 25,910 bearer shares have been cancelled and are available for re-grant under the plan. Of the options for ADSs, options for 26,300 ADSs have been exercised and options for 230,350 ADSs have been cancelled and the corresponding bearer shares are available for re-grant under the plan. Total options for 382,692 bearer shares and total options for 1,791,150 ADSs remain outstanding as of December 31, 2005.

        In addition to the options we have granted under our Employee Stock Option Plan, we made a single grant of options to each of our directors when they first took office between 1998 and 2001. Director options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years in the case of one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for director options is the price of our bearer shares on the virt-X on the date of the annual meeting of shareholders following which the options were granted.

        In 2003, we set up a new stock option plan for directors. Grants of options for bearer shares are made each year following the annual general meeting. Options vest beginning one year after the date of grant and vest ratably over four years, expiring 10 years from the date of grant. The exercise price is the fair market value of the bearer share on the date of grant. The Compensation Committee is responsible for selecting the beneficiaries for each of the plan's cycles and determining the number of shares granted. The number of options granted to the directors under this stock option plan from 2003 through 2005 were as follows:

Year	Number of Options Granted to Directors	Exercise Price in CHF	Number of Directors to Whom Options Were Granted
2003	4,600	692	7
2004	5,200	772	8
2005	5,200	766.50	8

        Our conditional capital covers the grants of options we made to our directors that vested or will vest in 2001 and thereafter, and will cover future grants to directors, but did not cover the grants of options to our directors that vested prior to 2000. After deducting the number of employee options that remain outstanding under our stock option plan and the options we granted to our directors that will vest in 2001 and thereafter, our conditional capital allows us to grant options for approximately an additional 221,573 bearer shares.

        A total compensation expense of $18.9 million (2004: $12.6 million and 2003: $2.9 million) has been recognized during 2005 arising on share-based payment transactions related to stock options. The compensation charge related to the stock options granted is being expensed over the four-year vesting period of the options. In addition, we have taken the stock options granted to employees and directors into consideration in the calculation of diluted earnings per share.

Employee Share Purchase Plan

        Our Employee Share Purchase Plan became effective on January 1, 2001 in Switzerland and the United States and was implemented for our affiliates in the rest of the world throughout the year 2001. The plan is designed to allow our eligible employees to purchase our bearer shares or ADSs through periodic payroll deductions.

        A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of bearer shares or ADSs on the participant's behalf at the end of the year. The purchase price per share is 85% of the lower of (i) the average closing price of our bearer shares on the virt-X in the 10 business days prior to January 1 of the plan's year and (ii) the average closing price of our bearer shares on the virt-X in the 10 business days prior to December 31 of the plan's year. The number of bearer shares issued under this plan from 2002 through January 2006 was as follows:

Date	Number of Bearer Shares Issued
January 3, 2002	14,500
January 18, 2002	10
November 19, 2002	1
January 3, 2003	23,181
January 27, 2003	18
May 5, 2003	30
January 5, 2004	20,301
January 4, 2005	20,940
January 5, 2006	21,904

        The shares available for issuance under the plan were authorized by our shareholders through the creation of the conditional capital for stock options discussed above under "Stock Options." We reserve the right to change, amend or discontinue the plan at any time.

Director Share Purchase Plan

        In 2003, we set up a share purchase plan for the Board of Directors. The plan allows directors to purchase our bearer shares through allocation of 50% or 100% of their gross yearly directors' fees to the plan. The sum of accumulated fees allocated to the plan is applied to the purchase of shares on the participant's behalf at the end of each plan cycle. Each cycle commences on the first business day following our annual meeting of shareholders and terminates on the date of the next annual meeting. Each director may become a participant by notifying us during the 10 business days after the annual meeting. The purchase price per bearer share is 85% of the fair market value of the share on the fifth business day following the annual meeting. The shares available for issuance under the plan were authorized by our shareholders through the creation of the conditional capital for stock options discussed above under "Stock Options." We reserve the right to change, amend or discontinue the plan at any time. During 2005, we issued 1,348 bearer shares under this plan.

Share Match Plan

        If an employee completes one year of service with us after purchasing shares through the Employee Share Purchase Plan and retains any of the purchased shares at the end of that year of service, then the employee is eligible for our Share Match Plan. Under the Share Match Plan, we will grant additional shares from our treasury shares to each eligible employee in an amount to be determined by our Board. All share grants under the Share Match Plan are at the discretion of our Board. In jurisdictions other than the United States, the matching feature is a part of the Employee

Share Purchase Plan. The number of additional shares granted pursuant to our Share Match Plan from our treasury shares per share year from 2001 through 2005 was as follows:

Share Plan Year Ending	Number of Additional Shares Granted
December 31, 2001	0
December 31, 2002	4,208
December 31, 2003	6,648
December 31, 2004	5,766
December 31, 2005	5,437

Restricted Share Plan

        The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this Plan generally have a three-year vesting period. During 2005, no shares (2004: 699 shares) were granted to employees.

Serono Stock Grant Plan 2006

        We have adopted a new Stock Grant plan effective January 1, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this Plan will vest evenly over three years.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        As of December 31, 2005, Bertarelli Biotech S.A., a Swiss corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of our capital, including treasury shares, and 67.09% of our voting rights. Ernesto Bertarelli, our Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.79% of our capital, including treasury shares, and 8.61% of our voting rights. Our registered shares and our bearer shares are each entitled to one vote per share.

        As of December 31, 2005, there were 10,832,507 bearer shares, including 641,470 treasury shares, and 11,013,040 registered shares outstanding. The following table sets forth the ownership of our voting securities by all persons known to us to own 5% or more of our registered shares and bearer shares. For the purposes of calculating percentages shown in the table, the 641,470 treasury shares are deemed not to be outstanding.

Name of Owner	Registered Shares Owned	Percent of Registered Shares	Bearer Shares Owned	Percent of Bearer Shares	Aggregate Voting Percent
Bertarelli Biotech S.A.(1)	9,189,300	83.4	5,036,930	49.4	67.1
Ernesto Bertarelli(2)	9,973,200	90.6	5,053,230	49.5	70.8
Donata Bertarelli Späth(3)	783,900	7.1	N/A	N/A	3.7
Maria-Iris Bertarelli(3)	255,940	2.3	N/A	N/A	1.2

(1)
Bertarelli Biotech S.A. is a Swiss corporation with its principal offices in Chéserex (Vaud), Switzerland.

(2)
Includes all registered shares and bearer shares reported by Bertarelli Biotech S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. Includes 16,300 bearer shares that we may issue upon the exercise by Mr. Bertarelli of stock options.

(3)
Does not include the registered shares and bearer shares reported by Bertarelli Biotech S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A.

        All of our registered shares are held by Bertarelli Biotech S.A. and members of the Bertarelli family, all of whom are residents of Switzerland. Because our publicly traded shares are in bearer form, there are no holders of record of our bearer shares. Our American depositary shares, or ADSs, each of which represents one fortieth of a bearer share, are issued in registered form. Based on information provided by The Bank of New York, the depositary for the ADS program, there were 72 holders of record of our ADSs in the United States as of December 31, 2005. Based on our investigations, we believe that at least 7.70% of our share capital (including bearer shares and bearer shares held in the form of ADSs) is owned by residents of the United States as of the end of December 2005.

Related Party Transactions

        In 2000, under a lease that expires in 2006, Serono leased a building, then under construction, adjacent to our headquarters building that we have used to expand our headquarters. The lease provides for a rent of approximately $1.2 million (2004: $1.1 million) per year. Subsequent to the negotiation of the lease, Ernesto Bertarelli acquired a controlling interest in the company that owns the building. Serono has sub-leased a portion of the building to another company controlled by Ernesto Bertarelli. The lease payments to Serono in 2005 were approximately $0.2 million (2004: $0.3 million).

        The group sub-leased a portion of the Serono Biotech Center located in Switzerland to a company that is indirectly controlled by Ernesto Bertarelli. The lease agreement expired on June 30, 2005 and has been extended until December 31, 2006. The lease payments to Serono in 2005 amounted to approximately $0.1 million (2004: $0.1 million).

        In 2005, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Ernesto Bertarelli. During 2005, the group paid rental fees for the jet totaling approximately $1.3 million (2004: $2.3 million).

        In 2005, a company that is indirectly controlled by Ernesto Bertarelli, provided certain media production services to the group for events such as our Annual General Meeting of Shareholders and employee sessions. Services totaling $0.4 million (2004: $0.2 million) were provided to us by this company for the year ended December 31, 2005.

        There is a loan outstanding to a member of the Executive Management Board. The loan was issued on July 1, 2002 and accrues fixed interest at 3.0% per year. The total amount outstanding as of December 31, 2005 was CHF0.41 million or approximately $0.33 million (2004: CHF0.7 million or approximately $0.6 million). Interest is paid on April of each year, with the principal repayable on September 30, 2006. Two loans (with the total amount outstanding in 2005 of CHF0.33 million or $0.27 million) to members of the Executive Management Board were fully repaid in 2005.

        In 2005, the group acquired an equity investment in NovImmune S.A., a drug development company located in Switzerland. Serono paid a license fee of $5.0 million, made a CHF7.5 million equity investment in NovImmune and, in December 2005, lent Novimmune CHF7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at 5.0% per year. Maturity date is on the fifth anniversary of the first draw down of the loan. A member of Serono's Board of Directors serves as Chief Scientific Officer and non-executive Chairman of the Board of Directors of NovImmune. The group and NovImmune are collaborating in the development of two novel treatments for autoimmune diseases.

        Under the terms of the agreement, NovImmune is responsible for the development of two products until the completion of Phase IIa clinical trials, after which the group will take over further development. Based on the successful development and initial registration of the products, NovImmune may receive up to $105.0 million in future milestone payments and will be entitled to receive royalties based on eventual net sales of the products.

        In 2004, the group acquired an equity investment in Integrated Solutions S.A., an information systems consulting company located in Switzerland. The group entered into a master service agreement with Integrated Solutions S.A. for the provision of information technology services. In 2005, Integrated Solutions S.A. provided us services in the amount of $6.0 million (2004: $4.3 million), of which $0.4 million (2004: $0.6 million) remained payable as of December 31, 2005.

        The group sold, in 2005, its equity investment in Cansera International, Inc., a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera were carried out on commercial terms and conditions. Total company purchases from Cansera for 2005 were $0.5 million (2004: $1.5 million), with no amount payable (2004: $0.1 million) to Cansera as of December 31, 2005.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Financial Statements

        Our consolidated financial statements specified by this standard are included in Item 18 and may be found beginning on F-1.

Legal Proceedings

        We are a party to various legal proceedings, including alleged breach of contract and patent infringement cases and other matters. In the opinion of management, the aggregate impact beyond current provisions of this and other legal matters affecting the group may be material to the group's results of operations, cash flows and to its financial condition.

        Interpharm Laboratories Ltd and others of our subsidiaries are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership, or IBEP, in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. The trial of the ownership and contractual preliminary issues started in 2002 and is expected to continue through 2006. In 2002, IBEP sued Amgen Inc., Immunex Corporation, and Wyeth in United States District Court in Los Angeles, California, alleging that the product Enbrel infringes IBEP's asserted rights under a patent known as the "701 patent" issued to Yeda Research and Development Co. Ltd., or Yeda, and exclusively licensed to us. Yeda joined as a defendant and on February 18, 2004, the United States District Court granted Yeda's motion for summary judgment declaring that Yeda was the rightful owner of the 701 patent. IBEP appealed the decision granting Yeda's summary judgment motion to the US District Court of Appeals for the Federal Circuit. The U.S. district Court of Appeals for the Federal Court affirmed the decision in part and denied the decision in part. The remaining issues were remanded to the U.S. District Court in Los Angeles for further deliberations. InterLab Ltd. and Serono International S.A. joined as interveners on March 15, 2005. Each of the defendants and interveners then filed a motion for summary judgment with the U.S. District Court in Los Angeles. On December 21, 2005, the United States District Court granted Yeda's motion for summary judgment declaring that since at most IBEP can own only partial interest in the 701 patent, it lacks prudential standing to sue for infringement. IBEP will have to decide whether or not to file an appeal. Further, on January 18, 2005, IBEP filed a new lawsuit in Israel against InterLab Ltd., Serono S.A. and Serono International S.A. The claim relates to IBEP's request to receive additional money in connection with license fees received by InterLab pursuant to an agreement with Knoll AG. In practice, IBEP receives its share out of the license fees received from Knoll only after a 25% deduction of commission paid to Serono International S.A. (the "Serono Commission"). IBEP claims to be entitled to 50% of the Serono Commission.

        In 1996, one of Serono's Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco, for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono's subsidiary of its obligations, and initiated proceedings before the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono filed a counterclaim alleging Italfarmaco's default in the execution of the agreement and claiming monetary damages. The Arbitration Panel has appointed a Technical Expert to gain knowledge of the market, products, competitors, cost of product and hypothetical cost of product commercialization for Italfarmaco. The Technical Expert has to answer the Panel Arbitration's queries by May 15, 2006.

        Our principal U.S. subsidiary, Serono, Inc., received a subpoena in 2001 from the U.S. Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim. During 2002, Serono, Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the U.S. Attorney's subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the U.S. Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. We cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, we paid approximately $724.9 million in 2005 as a comprehensive settlement with federal and state governments and to cover related costs. Our U.S. holding company, Serono Holding, Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Human Health Services in connection with the investigation.

        Our U.S. subsidiary, Serono, Inc., has been named as a defendant, along with multiple other pharmaceutical companies, in lawsuits seeking damages as a result of the reporting of allegedly inflated average wholesale prices ("AWPs") and best price ("BP") for drugs reimbursed under state and county Medicaid programs. The cases were filed by New York City and New York counties and have been consolidated in a multi-district litigation proceeding in federal district court in Boston, MA. The case filed by Erie County was recently remanded to the Erie County Supreme Court in the State of New York. Serono, Inc. and Serono International S.A. have also been served with a similar complaint from the state of Mississippi. The parties are still engaged in preliminary motion practice and the company has not yet filed an answer. We intend to vigorously defend these lawsuits. The final settlement or adjudication of these cases could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

        In September 2005, the Government Employees Hospital Association ("GEHA"), a health insurance plan, filed a purported class action on behalf of third party payers and individual consumers against Serono, Inc. and Serono International, S.A., a Swiss company ("SISA"), alleging that Serono, Inc. and SISA inflated the average wholesale price ("AWP") of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its AWP claims, that Serono illegally promoted and marketed Serostim. On February 22, 2006, GEHA requested (and Serono consented to) permission from the Court to file a Second Amended Class Action Complaint and provided a copy of that proposed complaint to the company. The proposed Second Amended Complaint adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any AWP claims, alleges that Serono illegally promoted and marketed Serostim, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide, Crinone, Gonal-F, Fertinex, Ovidrel, Pergonal, Profasi, Rebif, and Saizen. The allegations in the proposed Second Amended Complaint concerning Serostim are drawn from the government investigation of Serostim discussed above. The

Proposed Second Amended Complaint alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The parties are still engaged in preliminary motion practice and the company has not yet filed an answer. We intend to vigorously defend the lawsuit. The final settlement or adjudication of this matter could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of this matter or ultimate outcome.

        Starting in March 2005, the Southeast Regional Office of the U.S. Securities and Exchange Commission (the "SEC") has sent to Serono S.A. several requests for document production pertaining to various disclosures and accounting issues during the period 2002–2005. Serono is fully cooperating with this informal investigation.

        Serono International S.A. and one of its affiliates were listed in the report published on October 27, 2005 by the Independent Inquiry Committee into the United Nations Oil-For-Food Programme (known as the "Volcker Report"). Following such publication, the Swiss authorities have referred the matter to the Swiss Attorney General for further investigation and possibly, criminal prosecution. Serono has not yet received any request from the Swiss Attorney General.

Dividends and Dividend Policy

        The following table sets forth the amount of dividends that we have declared with respect to the past five years. We calculated the U.S. dollar amounts based on the year-end balance sheet exchange rate for the relevant period.

	2005(1)	2004	2003	2002	2001
Declared dividend per bearer share (CHF)	10.00	9.00	8.00	7.00	6.25
Declared dividend per bearer share (U.S.$)(3)	7.59	7.95	6.49	5.05	3.75
Declared dividend per ADS (U.S.$)(2)	0.19	0.20	0.16	0.13	0.09
Declared dividend per registered share (CHF)	4.00	3.60	3.20	2.80	2.50
Declared dividend per registered share (U.S.$)(3)	3.03	3.18	2.59	2.02	1.50

(1)
Our dividend for the 2005 fiscal year will not be declared and paid until our annual general meeting on April 25, 2006. All conversion are done at the year end exchange rate.

(2)
Amount is equal to one fortieth of the amount declared per bearer share in U.S. dollars. Actual amounts paid to holders of ADSs may vary depending on the actual exchange rate obtained by the Depositary in converting dividends from Swiss francs to U.S. dollars and on the expenses of the Depositary.

        In principle, our dividend policy is to pay between 20% and 30% of net income (based on net income in our unconsolidated statutory accounts which was CHF357 million or $289 million in 2005, CHF725 million or $471 million in 2004 and CHF386 million or $286 million in 2003) as dividends to our shareholders. The pay-out ratio is adjusted to take into account special events such as the investment for the launch of Rebif in the United States. We cannot assure you that in the future we will pay dividends in this target range, in another amount or at all. We will review our dividend policy periodically depending on our financial position, capital requirements and general business conditions. We pay cash dividends in Swiss francs net of applicable Swiss withholding tax

        Our bearer shares and our registered shares participate in dividends in proportion to their nominal value, which is CHF25 for the bearer shares and CHF10 for the registered shares. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

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

Significant Changes

        Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2005, the date of our last audited financial statements.

ITEM 9.    THE OFFER AND LISTING

Market Prices of Bearer Shares and ADSs

        Our bearer shares have been traded on the virt-X pan-European Exchange since June 2001 and since June 1, 2005 on the "EU Regulated Segment" of the EU-regulated segment of the virt-x (virt-x: SEO, Code ISIN: CH0010751920). Our bearer shares are listed on EU-regulated segment of the Swiss Stock Exchange. Our bearer shares had previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges since 1987. Our bearer shares have been traded in the form of ADSs, each of which represents one fortieth of a bearer share, on the New York Stock Exchange under the symbol "SRA" since July 27, 2000. The following table sets forth, for the periods indicated, the high and low sales prices of our bearer shares in Swiss francs on the virt-X or SWX Swiss Exchange, and our ADSs in U.S. dollars on the New York Stock Exchange.

	SWX Swiss Exchange or virt-X Per Bearer Share
			NYSE Per ADS
Period
	High	Low	High	Low
	(CHF)		(U.S.$)
2001	1,820	1,100	25.50	16.85
2002	1,537	605	23.19	10.25
2003	958	562	17.79	10.58
First Quarter	800	562	14.35	10.58
Second Quarter	855	633	16.24	11.88
Third Quarter	958	759	17.48	14.30
Fourth Quarter	950	840	17.79	16.13
2004	974	711	19.60	14.57
First Quarter	974	776	19.60	15.21
Second Quarter	833	751	16.32	14.57
Third Quarter	824	728	16.33	14.68
Fourth Quarter	784	711	16.52	14.62
December	755	711	16.52	15.31
2005	1059	707.5	20.20	14.75
First Quarter	915	707.5	19.60	14.75
Second Quarter	872.5	754	18.13	14.95
Third Quarter	874	806	17.20	15.70
August	874	821	17.20	16.31
September	857	817	17.20	15.93
Fourth Quarter	1059	810	20.20	15.71
October	875	810	17.01	15.71
November	992	825	18.95	16.15
December	1059	969	20.20	18.44
2006
January	1,105	952	21.42	18.88

ITEM 10.    ADDITIONAL INFORMATION

Articles of Association

        We were formed in 1987 as a société anonyme or limited stock corporation under Swiss law. Our registered office is located at 1267 Coinsins (Vaud), Switzerland, and our Articles of Association are entered in the commercial register in the canton of Vaud (Ref. No. L996/00173). Our current Articles of Association are dated April 26, 2005. Article 3 states our corporate purpose as follows: "The principal object of the company is to act as a holding company (for the acquisition and management of shareholdings in Switzerland and abroad) in the pharmaceutical and related fields. The company may establish enterprises or companies, carry out any financial, commercial, industrial and real estate transactions, and conclude any contracts which further or are directly or indirectly connected with its object."

Transfer of Shares

  Bearer Shares

        The transfer of our bearer shares is effected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

  Registered Shares

        The transfer of registered shares is subject to approval by the executive committee of our board of directors which acts upon a delegation from our board of directors. The executive committee of the board will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registered shares will be acquired in his/her own name and for his/her own account. The executive committee of the board may retroactively cancel any transfer of registered shares if it approved it relying on a false certification by the potential acquirer of the registered shares that the shares would be acquired in his/her own name and for his/her own account. The executive committee of the board may refuse to approve a transfer of registered shares for a justifiable cause connected with the object of the company or its economic independence and, in particular, if the applicant is a competitor of the company or of a company in which we hold a participating interest. The executive committee of the board also may refuse, without giving reasons, to approve the transfer by offering to the seller to purchase the registered shares for our own account, for the accounts of other shareholders or for the accounts of third parties, at their real value at the time we receive the transfer request. If we offer to purchase the registered shares for the accounts of other shareholders, we will follow the principle of equal treatment of all holders of registered shares.

        If the registered shares are transferred by succession, we will automatically enter the name of the acquirer in the share register unless we conclude that there is a justifiable cause not to do so, as we describe above. If we refuse to allow such a transfer of registered shares by succession, we will offer to purchase the shares for our own account, for the accounts of other shareholders or for the accounts of third parties. If we offer to purchase the registered shares for the accounts of other shareholders, we will follow the principle of equal treatment of all holders of registered shares at their real value at the time we receive the registration request.

        A holder of registered shares must have the express prior approval of the executive committee of our board which is free to give or not to give reasons for its decision in order to use such shares as a pledge, guarantee or security.

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

        All directors stand for election annually at the shareholders' meeting. To be elected, directors must get an absolute majority (at least 50% plus one vote) of the voting rights related to the shares represented at the meeting.

        There are no provisions in our Articles of Association that require a quorum for shareholders' meetings.

        Resolutions generally require the approval of an absolute majority of the voting rights related to the shares represented at the shareholders' meeting. Shareholders' resolutions requiring a vote by absolute majority include, among others, amendments to the Articles of Association other than those indicated below, elections of directors and statutory auditors, approval of the annual report and the annual group accounts, the setting of the annual dividend and decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting.

        A resolution passed at a shareholders' meeting with a qualified majority of at least two-thirds of the number of voting rights related to the shares represented and an absolute majority of the nominal value of shares represented at the meeting is required for:

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

        Under Swiss law, unless a corporation's articles of association provide for a dividend preference, when a corporation has shares with different nominal values it must pay dividends in proportion to the relative nominal values of the shares. Our Articles of Association do not provide for a dividend preference. Our bearer shares and our registered shares participate in dividends in proportion to their nominal value. Because our bearer shares have a nominal value of CHF 25 and our registered shares have a nominal value of CHF 10, dividends per share on our bearer shares are 2.5 times the dividends per share on our registered shares.

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

Notices

        We publish notices to shareholders in the Swiss Official Gazette of Commerce. In addition, we usually publish our official notices, such as invitations to shareholders' meetings and payment of dividends, in the following Swiss newspapers: "AGEFI", "Le Temps", "Die Neuer Zürcher Zeitung" and "Finanz und Wirtschaft". Our board of directors, however, reserves the right to change any of these media, other than the Swiss Official Gazette of Commerce, or to add additional ones at its sole discretion.

Duration and Liquidation

        Our Articles of Association do not limit our duration.

        We may be dissolved at any time by a shareholders' resolution which must be passed by:

  •
  an absolute majority of the voting rights related to the shares represented at the meeting in the case of dissolution by way of liquidation; or

  •
  a qualified majority of at least two-thirds of the votes represented and an absolute majority of the nominal value of the shares represented at the meeting in other events, such as a merger in which we are not the surviving entity.

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

Mandatory Bid Rules

        According to the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a listed Swiss corporation will have to submit a takeover bid to all the remaining shareholders. This mandatory bid obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquirer. The Swiss Takeover Board or the Swiss Federal Banking Commission may grant such a waiver from the mandatory bid rules. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances enacted thereunder.

Anti-takeover Effects

        Each of our bearer shares and registered shares entitles the holder to one vote. Since the nominal value of the bearer shares is two and one-half times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights. Generally, super voting shares are viewed as having anti-takeover implications. As of December 31, 2005, the Bertarelli family controlled approximately 75.7% of the outstanding voting power. As a result, no third party can take over our company without the approval of the Bertarelli family.

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

Share Capital Increases and Decreases

        Our shareholders may increase our share capital by passing a resolution at a general meeting of shareholders by an absolute majority of the voting rights related to the shares represented at the meeting in person or by proxy. A majority of two-thirds of the voting rights related to the shares represented in person or by proxy and the absolute majority of the nominal value of the shares represented is required:

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

Convertible Bonds

        In November 2003, our subsidiary, Ares International Serono 92 Ltd (now known as Serono 92 Limited), issued CHF 600,000,000 aggregate principal amount of unsubordinated convertible bonds due in 2008. The bonds, which are guaranteed by Serono S.A., bear interest at a rate of 0.50% per annum. Unless the bonds have previously been redeemed or converted, they will be redeemed on November 26, 2008 at 105.8108% of their principal amount, which would provide a yield to maturity of 1.625% per annum. The bonds were issued in bearer form in denominations of CHF 5,000 nominal amount or integral multiples thereof, and are convertible into our bearer shares at a rate of 3.5333 bearer shares per CHF 5,000 bond, subject to adjustment. The initial conversion price is CHF 1,415.11 per bearer share, and the bonds are convertible in the aggregate into 423,996 bearer shares, which may be treasury shares or shares issued from our conditional capital. Under certain circumstances, which are specified in the Terms of the Bonds which are filed as part of Exhibit 2.7 to this Form 20-F and incorporated by reference into this description, the conversion price may be adjusted or we may elect to redeem, or be required to redeem, the bonds. The Terms of the Bonds include specific provisions in the event of a change in the control of the company, a merger or similar reorganization. The bonds are listed on the SWX Swiss Exchange.

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

        Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax," above, for the procedures for obtaining a refund of tax.

        For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). The American Jobs Creation Act of 2004 has reduced the number of separate limitation baskets under IRC Section 904 from nine to two. Effective for tax years beginning after December 31, 2006 all foreign source income will be either "passive" or "general category" income. Financial services income will normally be considered general category income for those members or persons predominantly engaged in the active conduct of banking, insurance, financing, or other similar businesses.

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

  Additional Tax Considerations

  Passive Foreign Investment Company Rules

        We believe that our bearer shares or ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, but this conclusion is based on our interpretation of the law and it is a factual determination made annually and thus may be subject to change. In general, we would be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held its bearer shares or ADRs, either (1) at least 75% of our gross income for the taxable year were "passive income" or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets were attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. Holder made a "QEF election" or a mark-to-market election, gain realized on the sale or other disposition of bearer shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gains and certain "excess distributions" ratably over the holder's holding period for the bearer shares or ADSs and would be taxed at the highest tax rate on ordinary income in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

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

  Available Information

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer, and in accordance with the Exchange Act we file annual reports on Form 20-F with and provide other information to the U.S. Securities and Exchange Commission. You can inspect our annual reports, including exhibits thereto, and other information filed with or provided to the Commission without charge and copy those documents, upon payment of prescribed rates, at the public reference facility maintained by the Commission at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330. You can obtain copies of our filings by mail from the Public Reference Section of the Commission at 100 F. Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, you can inspect and copy these materials at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our filings and other Commission submissions made on or after October 23, 2002 are also available to the public on the Commission's website at http://www.sec.gov.

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

        Our product sales and operating expenses (comprising selling, general and administrative and research and development) by currencies are as follows:

	Year ended December 31
	2005%	2004%	2003%
Product sales
In US dollar	39	49	47
In Euro	35	34	36
In other currencies	26	17	17

Total	100	100	100

Operating expenses (SG&A and R&D)
In US dollar	34	39	37
In Swiss franc	28	28	29
In Euro	24	23	23
In other currencies	14	10	11

Total	100	100	100

        During 2005, the U.S. dollar strengthened against most major currencies, including the Swiss franc and the Euro, which are our most important non-U.S. dollar currencies. This strengthening resulted in a total positive currency effect on total revenues of $16.1 million, which was partially offset by a negative currency effect on operating expenses of $4.1 million. The overall impact on the net loss reported in 2005 was a positive $10.6 million (compared to an overall favorable impact on the net income reported in 2004 of $14.9 million).

        The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, our current policy is to enter into foreign currency options and forward foreign currency exchange contracts to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with anticipated transactions. In total our normal hedging horizon is eight months. We use foreign currency options and forward foreign currency exchange contracts that are contracted with banks, which in most cases have credit ratings of A or higher, and that have a maximum maturity of twelve months.

2.     Interest rate exposure

        We manage our exposure to interest rate risk through the relative proportions of fixed rate debt and floating rate debt, as well as the maturity profile of our fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the U.S. dollar interest rate. We manage our exposure to fluctuations in net financial income by making investments in high quality financial assets that pay a fixed interest rate until maturity. Interest rate swaps are also used to limit the impact of fluctuating interest rates on both financial income and financial expense.

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

4.     Equity price risk

        We are exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Our equity investments are typically related to collaboration agreements with other biotechnology and research companies. Equity securities are not purchased as part of our normal day-to-day management of financial assets managed by the group treasury department, with the exception of shares that are acquired under our Share Buy Back Program.

5.     Commodities

        The Serono group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter our gross margin but, due to our limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

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

        For those financial instruments which are sensitive to changes in interest rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical one percent increase or decrease in the yield curves from their levels as of December 31, 2005, with all other variables remaining constant.

        For those financial instruments which are sensitive to changes in foreign currency exchange rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical ten percent weakening or rise in the U.S. dollar against all other currencies from their levels as of December 31, 2005, with all other variables remaining constant.

        For those financial instruments that are sensitive to changes in equity prices as they are listed on stock exchanges, we have estimated the potential change in the fair value resulting from an immediate hypothetical ten percent decrease in the quoted market prices from their levels as of December 31, 2005, with all other variables remaining constant. The fair values of financial instruments are quoted market prices or, if not available, net present values estimated by discounting future cash flows.

        For illustrative purposes, only unfavorable variances are shown in the sensitivity analysis below, although movements in interest rates, foreign currency exchange rates or equity prices can also result in favorable variances.

	Fair value changes arising from
	Fair value as of December 31, 2005	1% increase in interest rates (unfavorable)	1% decrease in interest rates (unfavorable)	10% rise in U.S. dollar against other currencies (unfavorable)	10% weakening in U.S. dollar against other currencies (unfavorable)	10% decrease in equity price (unfavorable)
	(U.S. dollar equivalents in thousands)
Short-term bank deposits included in
Cash and cash equivalents	276,220	(40)	—	(1,439)	—	—
Available-for-sale debt securities	1,161,769	(12,924)	—	—	—	—
Available-for-sale equity securities	140,319	—	—	(5,045)	—	(13,771)
Investments in associates	5,446	—	—	(495)	—	—
Financial debts, excluding convertible bond	(213,359)	—	(636)	—	(19,640)	—
Convertible bond	(467,928)	—	(13,648)	—	(51,992)	—
Forward foreign exchange contracts	(7,306)	—	—	(5,026)	—	—
Foreign currency options	1,342	—	—	—	(594)	—
Interest rate swaps—cash flow hedges	19,483	—	(17,584)	—	—	—

        Our exposure to interest rate risk is primarily related to our investments in debt securities, the convertible bond, and the financing related to the construction of the new headquarters and research center in Geneva. The majority of our debt securities consist of fixed-rate investments in rated bonds denominated in U.S. dollars with maturities up to four years and short-term money market funds. A sensitivity analysis indicates that a one percent increase in interest rates as of December 31, 2005 would unfavorably impact the net aggregated fair value of those securities by $12.9 million, while a one percent decrease in interest rates would unfavorably impact the fair value of our convertible bond by $13.6 million. The group has entered into interest rate swaps to fix the cost of the anticipated post completion financing linked to the new headquarters and research project. The current fair value of this swap is negative $19.5 million and the adverse impact of a one percent decrease in interest rates would unfavorably impact the value of the swap by $17.6 million.

        Our short-term bank deposits and available-for-sale debt securities are primarily denominated in U.S. dollars, the market values of which are not significantly impacted by changes in foreign exchange rates. However, changes in foreign exchange rates would have a more significant impact on the fair value of our Swiss franc denominated convertible bond, the Swiss franc borrowings related to the Geneva headquarters and research center project and other borrowings denominated in currencies other than U.S. dollars. The value of our financial debts, including our convertible bond, would increase by $71.6 million if the U.S. dollar devalued by ten percent.

        The group has investments in available-for-sale equity securities. We classify all such investments as long-term available-for-sale financial assets. The fair value of these investments is $140.3 million. The majority of these investments are listed on stock exchanges. If the market price of the traded equity securities were to decrease by ten percent, the fair value would decrease by $13.8 million. If the U.S. dollar were to increase by ten percent, the fair value of our investments in available-for-sale equity securities would decrease by $5.1 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        A-D.    Not applicable.

E.    Use of Proceeds

  1.
  Registration Statement on Form F-1
  Commission File No. 333-12192
  Effective Date: July 26, 2000

  4.g.
  As of December 31, 2005, we have invested the net offering proceeds primarily in a combination of short-term (original maturities less than one year) and long-term (with maturities ranging between 12 months and four years) corporate debt securities. These financial assets were mainly denominated in U.S. dollars.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of that date, our disclosure controls and procedures were effective such that information required to be disclosed in reports that we file with or submit to the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

        There were no significant changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Sergio Marchionne, a member of our Audit Committee, is an "audit committee financial expert," as defined under the rules of the U.S. Securities and Exchange Commission and that, as required by the listing standards of the New York Stock Exchange, Mr. Marchionne meets the independence criteria applicable to audit committee members under Commission rules.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code also applies to our directors, members of our Executive Management Board, Regional Vice-Presidents and General Managers. The code of ethics was amended on October 18, 2005 to include a specific reference to our obligation to comply with the U.S. Foreign Corrupt Practices Act and all applicable antitrust laws and is filed as an exhibit to this Form 20-F.

        In addition, in August 2005, Serono adopted a new Worldwide Code of Business Conduct applicable to all employees. A copy is filed as an Exhibit to this Form 20-F.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal independent auditor is PricewaterhouseCoopers S.A., Geneva, Switzerland.

Fees and Services

        During the years ended December 31, 2005 and 2004, we paid the following fees for professional services to PricewaterhouseCoopers:

	2005	2004
	(U.S.$ in thousands)
Audit Fees	2,297	2,450
Audit-Related Fees	259	243
Tax Fees	969	608
All Other Fees	331	155

Total	3,856	3,456

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. The Audit Committee has adopted a policy for the pre-approval of services to be provided by the independent auditor. The policy sets forth details about pre-approved services, including a list of the particular services or categories of services which are pre-approved and specific budgets for these services. In urgent circumstances, the Audit Committee's Chair, Sergio Marchionne, or Alberto Togni, a member of the Audit Committee, may pre-approve services not covered in the pre-approval policy. Additional services also may be pre-approved on an individual basis. PricewaterhouseCoopers and our management then report to the Audit Committee on a quarterly basis regarding the services actually provided pursuant to the applicable pre-approval and the fees for the services performed.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        No purchases in 2005.

        On May 25, 2004, we announced our second Share Buy Back Plan under which our board of directors authorized the expenditure of up to CHF 750 million (approximately $623 million) for the purchase of our bearer shares on the virt-X. The 962,435 shares repurchased to date under the Share Buy Back Plan were cancelled at the Annual General Meeting of Shareholders held on April 26, 2005. Our second Share Buy Back Plan will expire not later than May 25, 2009. The approximate value of bearer shares that may yet be purchased under this plan is CHF 13,546,500 (approximately $10,976,728).

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The financial statements filed as part of this report may be found beginning on page F-1.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Articles of Association, dated April 26, 2005 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-131238), as filed with the Commission on January 24, 2006)
2.1
Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of ADRs issued thereunder, including the form of ADRs (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-12480), as filed with the Commission on September 6, 2000)
2.2
Form of Certificate for One Bearer Share (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.3
Form of Certificate for Ten Bearer Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.4
Form of Certificate for One Hundred Bearer Shares (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.5
Form of Certificate for One Thousand Bearer Shares (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.6	Form of American Depositary Receipt (included in Exhibit 2.1 hereto)
2.7
Paying and Conversion Agency Agreement, dated November 17, 2003, by and among Ares International Finance 92 Ltd (the "Issuer"), Serono S.A. and UBS AG relating to the issuance by the Issuer of CHF 600,000,000 aggregate principal amount of 0.50% Convertible Unsubordinated Bonds due 2008 (the "Convertible Bonds") (incorporated by reference to Exhibit 2.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003)
2.8
Guarantee, dated as of November 26, 2003, of Serono S.A. in respect of the Convertible Bonds (incorporated by reference to Exhibit 2.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics
11.2	Code of Conduct
12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of PricewaterhouseCoopers S.A.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SERONO S.A. (REGISTRANT)
By:	/s/ ERNESTO BERTARELLI Ernesto Bertarelli Vice-Chairman of the Board, Managing Director and Chief Executive Officer
Date: February 28, 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Of Serono SA, Coinsins (Vaud), Switzerland

        As auditors of the Group, we have audited the consolidated financial statements (comprising consolidated balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) of Serono SA as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

        These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

        Our audits were conducted in accordance with Swiss Auditing Standards, the International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Serono SA and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

        International Financial Reporting Standards (IFRS) vary in certain important respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

        As discussed in Note 1.2 to the consolidated financial statements, Serono SA adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has restated prior periods for comparison purposes.

PricewaterhouseCoopers SA

/s/ M. AKED	/s/ P.-A. DÉVAUD
M. Aked	P.-A. Dévaud

Geneva, January 31, 2006

CONSOLIDATED INCOME STATEMENTS

Year ended December 31

	Notes	2005	2004	2003
		(US$000)	(US$000)	(US$000)
Revenues
Product sales	4	2,338,850	2,177,949	1,858,009
Royalty and license income	4	247,501	280,101	160,608

Total revenues	4	2,586,351	2,458,050	2,018,617

Operating expenses
Cost of product sales		265,879	304,111	279,619
Selling, general and administrative		862,276	807,940	636,823
Research and development		593,567	594,802	467,779
Other operating expense, net	5	992,148	239,776	202,420

Total operating expenses		2,713,870	1,946,629	1,586,641

Operating (loss)/income		(127,519)	511,421	431,976

Non operating income, net
Financial income	6	59,679	68,174	49,815
Financial expense	6	(23,946)	(24,035)	(12,963)
Foreign currency gains/(losses), net	6	4,529	19,142	7,166

Total financial income, net	6	40,262	63,281	44,018

Share of profit/(loss) of associates	18	(579)	100	—
Other income/(expense), net	7	15,436	(629)	(9,570)

Total non operating income, net		55,119	62,752	34,448

(Loss)/income before taxes		(72,400)	574,173	466,424

Taxes	9	32,892	92,845	69,047

Net (loss)/income		(105,292)	481,328	397,377

Attributable to:
Minority interest		822	1,653	327
Equity holders of Serono S.A.		(106,114)	479,675	397,050

		(US$)	(US$)	(US$)
Basic (loss)/earnings per share
Bearer shares	10	(7.28)	31.40	25.08
Registered shares	10	(2.91)	12.56	10.03
American depositary shares	10	(0.18)	0.78	0.63
Diluted (loss)/earnings per share
Bearer shares	10	(7.28)	31.35	25.04
Registered shares	10	(2.91)	12.54	10.02
American depositary shares	10	(0.18)	0.78	0.63

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED BALANCE SHEETS

As of December 31

	Notes	2005	2004
		(US$000)	(US$000)
ASSETS
Current assets
Cash and cash equivalents	11	358,853	275,979
Short-term available-for-sale financial assets	19	565,545	784,999
Trade accounts receivable	12	402,358	427,935
Inventories	13	248,476	326,937
Prepaid expenses and other current assets	14	199,189	237,205

Total current assets		1,774,421	2,053,055

Non-current assets
Tangible fixed assets	15	746,430	799,878
Intangible assets	16	341,382	290,207
Deferred tax assets	17	224,779	201,022
Investments in associates	18	5,446	1,596
Long-term available-for-sale financial assets	19	736,543	927,785
Other long-term assets		92,234	133,302

Total non-current assets		2,146,814	2,353,790

Total assets		3,921,235	4,406,845

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31

	Notes	2005	2004
		(US$000)	(US$000)
LIABILITIES
Current liabilities
Trade and other payables	20	343,525	426,616
Short-term financial debts	21	28,604	34,527
Income taxes		97,797	166,861
Deferred income—current		34,111	33,128
Provisions—current	23	29,291	23,448

Other current liabilities	24	183,396	184,623

Total current liabilities		716,724	869,203

Non-current liabilities
Long-term financial debts	21/22	635,039	640,892
Deferred tax liabilities	17	18,316	24,242
Deferred income—non-current		123,142	157,004
Provisions—non-current	23	108,607	100,244

Other long-term liabilities	25	148,465	161,484

Total non-current liabilities		1,033,569	1,083,866

Total liabilities		1,750,293	1,953,069

SHAREHOLDERS' EQUITY
Share capital	27	235,555	254,420
Share premium		500,605	1,039,000
Treasury shares	28	(372,724)	(987,489)
Retained earnings	29	1,803,929	2,020,425
Fair value and other reserves	30	14,654	56,829
Cumulative foreign currency translation adjustments		(11,988)	67,248

Total shareholders' equity attributable to equity holders of Serono S.A.		2,170,031	2,450,433

Minority interests		911	3,343

Total shareholders' equity		2,170,942	2,453,776

Total liabilities and shareholders' equity		3,921,235	4,406,845

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total shareholders' equity attributable to equity holders of Serono S.A.	Minority interest	Total shareholders' equity
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Balance as of January 1, 2003
As previously reported	1	253,416	989,141	(126,460)	1,364,626	(44,807)	25,282	2,461,198	1,165	2,462,363
Effect of adopting revised IAS 39	1	—	—	—	(36,680)	50,768	(9,495)	4,593	—	4,593
Effect of adopting IFRS 2	1	—	3	—	(3)	—	—	—	—	—

Balance as of January 1, 2003 as restated	1	253,416	989,144	(126,460)	1,327,943	5,961	15,787	2,465,791	1,165	2,466,956

Net income		—	—	—	397,050	—	—	397,050	327	397,377
Fair value adjustments on financial instruments	30	—	—	—	—	49,887	—	49,887	—	49,887
Translation effects		—	—	—	—	—	70,713	70,713	122	70,835

Total recognized income		—	—	—	397,050	49,887	70,713	517,650	449	518,099

Purchase of treasury shares		—	—	(42,026)	—	—	—	(42,026)	—	(42,026)
Issue of share capital		479	13,725	10,844	—	—	—	25,048	—	25,048
Issue of call options on Serono shares		—	125	—	820	—	—	945	—	945
Share-based compensation		—	2,944	—	—	—	—	2,944	—	2,944
Dividend—bearer shares		—	—	—	(61,849)	—	—	(61,849)	—	(61,849)
Dividend—registered shares		—	—	—	(23,860)	—	—	(23,860)	—	(23,860)

Balance as of December 31, 2003		253,895	1,005,938	(157,642)	1,640,104	55,848	86,500	2,884,643	1,614	2,886,257

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Notes	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total shareholders' equity attributable to equity holders of Serono S.A.	Minority interest	Total shareholders' equity
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Balance as of January 1, 2004
As previously reported	1	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190	1,614	2,881,804
Effect of adopting revised IAS 39	1	—	—	—	(26,649)	33,137	(2,035)	4,453	—	4,453
Effect of adopting IFRS 2	1	—	2,947	—	(2,947)	—	—	—	—	—

Balance as of January 1, 2004 as restated	1	253,895	1,005,938	(157,642)	1,640,104	55,848	86,500	2,884,643	1,614	2,886,257

Net income		—	—	—	479,675	—	—	479,675	1,653	481,328
Fair value adjustments on financial instruments	30	—	—	—	—	981	—	981	—	981
Translation effects		—	—	—	—	—	(19,252)	(19,252)	76	(19,176)

Total recognized income		—	—	—	479,675	981	(19,252)	461,404	1,729	463,133

Purchase of treasury shares	28	—	—	(833,148)	—	—	—	(833,148)	—	(833,148)
Issue of share capital	31/32	525	20,341	3,301	—	—	—	24,167	—	24,167
Share-based compensation		—	12,721	—	—	—	—	12,721	—	12,721
Dividend—bearer shares	29	—	—	—	(71,096)	—	—	(71,096)	—	(71,096)
Dividend—registered shares	29	—	—	—	(28,258)	—	—	(28,258)	—	(28,258)

Balance as of December 31, 2004		254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Notes	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total shareholders' equity attributable to equity holders of Serono S.A.	Minority interest	Total shareholders' equity
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Balance as of January 1, 2005
As previously reported	1	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878	3,343	2,451,221
Effect of adopting revised IAS 39	1	—	—	—	(28,547)	33,347	(2,245)	2,555	—	2,555
Effect of adopting IFRS 2	1	—	15,875	—	(15,527)	—	(348)	—	—	—

Balance as of January 1, 2005 as restated	1	254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776

Net (loss)/income		—	—	—	(106,114)	—	—	(106,114)	822	(105,292)
Fair value adjustments on financial instruments	30	—	—	—	—	(42,175)	—	(42,175)	—	(42,175)
Translation effects		—	—	—	—	—	(79,236)	(79,236)	(87)	(79,323)

Total recognized (loss)/income					(106,114)	(42,175)	(79,236)	(227,525)	735	(226,790)

Cancellation of treasury shares	28	(20,001)	(591,338)	611,339	—	—	—	—	—	—
Issue of share capital	31/32	1,136	31,316	3,426	—	—	—	35,878	—	35,878
Issue of call options on Serono shares		—	262	—	—	—	—	262	—	262
Share-based compensation		—	21,365	—	—	—	—	21,365	—	21,365
Dividend—bearer shares	29	—	—	—	(76,992)	—	—	(76,992)	—	(76,992)
Dividend—registered shares	29	—	—	—	(33,390)	—	—	(33,390)	—	(33,390)
Purchase of minorities		—	—	—	—	—	—	—	(3,167)	(3,167)

Balance as of December 31, 2005		235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31

	Notes	2005	2004	2003
		(US$000)	(US$000)	(US$000)
Net (loss)/income		(105,292)	481,328	397,377
Reversal of non-cash items
Taxes	9	32,892	92,845	69,047
Depreciation and amortization	4	136,859	145,221	135,607
Interest income	6	(59,632)	(59,383)	(49,506)
Interest expense	6	16,875	17,440	4,884
Unrealized foreign currency exchange results		1,136	(39,137)	(14,671)
Share of (profit)/loss of associates	18	579	(100)	—
Other non-cash items		19,367	(48,359)	(6,980)

Operating cash flows before working capital changes		42,784	589,855	535,758

Working capital changes
Trade and other payables, other current liabilities and deferred income		(86,357)	127,946	107,441
Trade accounts receivable and other receivables		18,393	(141,160)	(34,245)
Inventories		13,573	24,216	(7,265)
Prepaid expenses and other current assets		6,502	(28,253)	30,818
Taxes paid		(121,384)	(100,895)	(89,648)

Net cash flows (used for)/from operating activities		(126,489)	471,709	542,859

Purchase of subsidiary, net of cash acquired		—	—	(9,651)
Proceeds from disposal of subsidiaries, net of cash disposed of	3	5,034	—	—
Purchase of tangible fixed assets		(139,430)	(178,919)	(162,527)
Proceeds from disposal of tangible fixed assets		2,685	5,569	11,081
Purchase of intangible assets		(100,130)	(54,441)	(30,813)
Purchase of available-for-sale financial assets		(490,400)	(849,066)	(439,669)
Proceeds from sale of available-for-sale financial assets		850,257	654,628	8,058
Purchase of investments in associates		(6,006)	(491)	—
Proceeds from sale of investments in associates		642	—	—
Interest received		105,192	100,596	67,324

Net cash flows from/(used for) investing activities		227,844	(322,124)	(556,197)

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

	Notes	2005	2004	2003
		(US$000)	(US$000)	(US$000)
Purchase of treasury shares	28	—	(811,677)	(42,026)
Proceeds from issue of Serono shares	32	11,055	10,333	13,105
Proceeds from exercise of options on Serono shares	31	17,846	2,163	7,536
Proceeds from issue of call options on Serono shares		262	—	945
Proceeds from issue of convertible bond	22	—	—	444,820
Proceeds from issue of financial debts		79,145	48,661	53,948
Repayments of financial debts		(4,720)	(17,526)	(50,182)
Other non-current liabilities		(5,842)	(6,699)	(15,717)
Interest paid		(4,120)	(4,215)	(4,361)
Dividends paid	29	(110,382)	(99,354)	(85,709)

Net cash flows (used for)/from financing activities		(16,756)	(878,314)	322,359

Effect of exchange rate changes on cash and cash equivalents		(1,725)	736	8,918
Net increase/(decrease) in cash and cash equivalents		82,874	(727,993)	317,939

Cash and cash equivalents
Cash and cash equivalents at the beginning of period	11	275,979	1,003,972	686,033
Cash and cash equivalents at the end of period	11	358,853	275,979	1,003,972

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of significant accounting policies

1.1   Basis of preparation

        The consolidated financial statements of the Serono group ("group" or "Serono") have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. The consolidated financial statements are presented in US dollars.

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The areas involving a higher degree of judgment, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

1.2   Adoption of new accounting standards

        The group has adopted all of the new and revised International Financial Reporting Standards in these consolidated financial statements that became effective in 2005 and are relevant to its operations. The adoption of the following new and revised accounting standards has affected the amounts reported for the current and prior years' consolidated financial statements:

IAS 1—"Presentation of Financial Statements"

        IAS 1 (revised) requires minority interests to be disclosed in the consolidated income statements as an attribution of net income or loss, and in the consolidated balance sheets as part of total shareholders' equity.

IFRS 2—"Share-Based Payment"

        IFRS 2 requires that the fair value of stock options granted to employees and directors be recognized as compensation expense in the consolidated income statements. In accordance with the transitional provisions, the group adopted IFRS 2 as of January 1, 2005 retroactively for all stock options granted after November 7, 2002 and not yet vested as of January 1, 2005. As permitted by IFRS 2, the group has restated its prior year audited historical consolidated financial statements. As a result, other operating expense, net, reported for the years ended December 31, 2003 and 2004 has been increased by $2.9 million and $12.6 million, respectively, with a corresponding increase in share premium as the group's share-based payment schemes are equity-settled. Retained earnings as of January 1, 2004 and 2005 have been reduced by $2.9 million and $15.5 million, respectively. The adoption of IFRS 2 did not have a net effect on the consolidated statements of cash flows or consolidated balance sheets.

IFRS 3—"Business Combinations"

        Under IFRS 3, which became effective on March 31, 2004 for all business combinations occurring on or after that date and on January 1, 2005 for all other acquisitions, all goodwill is considered to have an indefinite life and is no longer amortized but tested at least annually for impairment. The group adopted IFRS 3 as of January 1, 2005 and ceased amortizing goodwill in 2005. IFRS 3 required simultaneous adoption with IAS 36 (revised)—"Impairment of Assets" and IAS 38 (revised)—"Intangible Assets".

IAS 19—"Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures"

        The group has elected to adopt the amendments to IAS 19 in advance of their effective date of January 1, 2006. The impact of these amendments has been to expand the format and extent of disclosures provided in these consolidated financial statements in relation to the group's defined benefit pension plans. IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses for defined benefit pension plans. The group has elected not to apply the option of recognizing actuarial gains and losses arising on its defined benefit plans in full in the statement of recognized income and expense and continues to recognize the amortization of actuarial gains and losses outside the corridor in the income statement.

IAS 38—"Intangible Assets"

        Intangible assets, separately acquired, as part of in-licensing agreements after January 1, 2005 are required under IAS 38 to be capitalized even if they have not yet demonstrated technical feasibility, which is usually signified by regulatory approval.

IAS 39—"Financial Instruments: Recognition and Measurement"

        Under the revised version of IAS 39, with effect from January 1, 2005, the definition of objective evidence related to the impairment of available-for-sale financial assets has been expanded such that any significant or prolonged decline in the fair value of an available-for-sale financial asset below its cost is objective evidence of impairment. Accordingly, several of the group's equity investments were impaired in prior years under the revised definition of objective evidence. The revisions to IAS 39 must be applied retrospectively and, as a result, opening retained earnings as of January 1, 2004 and 2005 have been adjusted as if this standard had always been in use. Retained earnings as of January 1, 2004 and 2005 have been reduced by $26.6 million and $28.5 million, which is net of income taxes of $4.5 million and $2.6 million, respectively. Fair value and other reserves as of January 1, 2004 and 2005 have been increased by $33.1 million and $33.3 million, respectively.

        In addition, the group has adopted the following new or revised accounting standards, certain of which require increased disclosures, but which did not affect the amounts reported for the current and prior years consolidated financial statements: IAS 2—"Inventories"; IAS 8—"Accounting Policies, Changes in Accounting Estimates and Errors"; IAS 10—"Events after the Balance Sheet Date"; IAS 16—"Property, Plant and Equipment"; IAS 17—"Leases"; IAS 21—"The Effect of Changes in Foreign Exchange Rates"; IAS 24—"Related Party Disclosures"; IAS 27—"Consolidated and Separate Financial Statements"; IAS 28—"Investments in Associates"; IAS 32—"Financial Instruments: Disclosure and Presentation"; IAS 33—"Earnings per Share"; IAS 36—"Impairment of Assets" and IFRS 5—"Non-current Assets Held for Sale and Discontinued Operations".

        The adoption of IFRS 2 and IAS 39 resulted in the following adjustments to each line item, and their effect on earnings per share, in 2004 and 2003:

	Previously published figures 2004	Adoption of IFRS 2, "Share-Based Payment" 2004	Adoption of IAS 39, "Financial Instruments: Recognition and Measurement" 2004	As adjusted 2004
	(US$000)	(US$000)	(US$000)	(US$000)
Revenues
Product sales	2,177,949	—	—	2,177,949
Royalty and license income	280,101	—	—	280,101

Total revenues	2,458,050	—	—	2,458,050

Operating expenses
Cost of product sales	304,111	—	—	304,111
Selling, general and administrative	807,940	—	—	807,940
Research and development	594,802	—	—	594,802
Other operating expense, net	227,196	12,580	—	239,776

Total operating expenses	1,934,049	12,580	—	1,946,629

Operating income	524,001	(12,580)	—	511,421

Non operating income, net
Financial income	68,174	—	—	68,174
Financial expense	(24,035)	—	—	(24,035)
Foreign currency gain	19,142	—	—	19,142

Total financial income, net	63,281	—	—	63,281

Share of profit/(loss) of associates	100	—	—	100
Other income/(expense), net	(629)	—	—	(629)

Total non operating income, net	62,752	—	—	62,752

Income before taxes	586,753	(12,580)	—	574,173

Taxes	90,947	—	1,898	92,845

Net income	495,806	(12,580)	(1,898)	481,328

Attributable to:
Minority interest	1,653	—	—	1,653
Equity holders of Serono S.A.	494,153	(12,580)	(1,898)	479,675

Basic earnings per share (in US$)(1)
Bearer shares	32.35	(0.82)	(0.13)	31.40
Registered shares	12.94	(0.33)	(0.05)	12.56
American depositary shares	0.81	(0.03)	(0.00)	0.78

Diluted earnings per share (in US$)(1)
Bearer shares	32.29	(0.82)	(0.13)	31.35
Registered shares	12.92	(0.33)	(0.05)	12.54
American depositary shares	0.81	(0.03)	(0.00)	0.78

Movements in shareholders' equity
Share premium	1,023,125	15,875	—	1,039,000
Retained earnings	2,064,499	(15,527)	(28,547)	2,020,425
Fair value and other reserves	23,482	—	33,347	56,829
Cumulative foreign currency translation adjustments	69,841	(348)	(2,245)	67,248

Movement in non-current assets
Deferred tax assets	198,467	—	2,555	201,022

(1)
Not adjusted for roundings.

	Previously published figures 2003	Adoption of IFRS 2, "Share-Based Payment" 2003	Adoption of IAS 39, "Financial Instruments: Recognition and Measurement" 2003	As adjusted 2003
	(US$000)	(US$000)	(US$000)	(US$000)
Revenues
Product sales	1,858,009	—	—	1,858,009
Royalty and license income	160,608	—	—	160,608

Total revenues	2,018,617	—	—	2,018,617

Operating expenses
Cost of product sales	279,619	—	—	279,619
Selling, general and administrative	636,823	—	—	636,823
Research and development	467,779	—	—	467,779
Other operating expense, net	199,476	2,944	—	202,420

Total operating expenses	1,583,697	2,944	—	1,586,641

Operating income	434,920	(2,944)	—	431,976

Non operating income, net
Financial income	49,815	—	—	49,815
Financial expense	(12,963)	—	—	(12,963)
Foreign currency gain	7,166	—	—	7,166

Total financial income, net	44,018	—	—	44,018

Other income/(expense), net	(19,743)	—	10,173	(9,570)

Total non operating income, net	24,275	—	10,173	34,448

Income before taxes	459,195	(2,944)	10,173	466,424

Taxes	68,905	—	142	69,047

Net income	390,290	(2,944)	10,031	397,377

Attributable to:
Minority interest	327	—	—	327
Equity holders of Serono S.A.	389,963	(2,944)	10,031	397,050

Basic earnings per share (in US$)(1)
Bearer shares	24.63	(0.19)	0.63	25.08
Registered shares	9.85	(0.07)	0.25	10.03
American depositary shares	0.62	(0.00)	0.02	0.63

Diluted earnings per share (in US$)(1)
Bearer shares	24.59	(0.19)	0.63	25.04
Registered shares	9.84	(0.07)	0.25	10.02
American depositary shares	0.61	(0.00)	0.02	0.63

Movements in shareholders' equity
Share premium	1,002,991	2,947	—	1,005,938
Retained earnings	1,669,700	(2,947)	(26,649)	1,640,104
Fair value and other reserves	22,711	—	33,137	55,848
Cumulative foreign currency translation adjustments	88,535	—	(2,035)	86,500

Movement in non-current assets
Deferred tax assets	169,693	—	4,453	174,146

(1)
Not adjusted for roundings.

1.3   Consolidation

Subsidiaries

        These consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless the investments are held on a temporary basis. Companies are included in the consolidation from the date that control is transferred to the group, while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill (note 1.16). The proportion of the net assets attributable to minority shareholders is presented in the balance sheet within shareholders' equity and the income attributable to minority shareholders is shown separately in the income statement. Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated.

Investments in associates

        Investments in companies over which the group is able to exercise significant influence, generally participations of between 20% and 50% of the voting rights, but over which it does not exercise control, are accounted for by using the equity method. Such investments are initially recognized at cost. The group's investments in associates include goodwill identified on acquisition (note 1.16). The group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates.

1.4   Foreign currencies

Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

Group companies

        The results and financial position of all subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; income and expenses for each income statement are translated at average exchange rates; and all resulting exchange differences are recognized as a separate component of equity.

1.5   Revenue recognition

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

1.6   Research and development

        Research and development costs are expensed as incurred, except in those cases where a product has achieved regulatory approval, when development costs are capitalized. The group considers that regulatory and other uncertainties inherent in the development of its new products preclude it from capitalizing development costs before regulatory approval, as technical feasibility has not been demonstrated. Tangible fixed assets used for research and development purposes are capitalized and depreciated in accordance with the group's depreciation policy (note 1.13).

1.7   Collaborative agreements

        Separately acquired intangible assets, such as those relating to upfront and milestone payments under collaborative agreements, are capitalized as intangible assets (note 1.16) even if they have not yet demonstrated technical feasibility, as this is not a recognition criterion for capitalizing separately acquired intangible assets. Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis. Subsequent in-house expenditure on a separately acquired in-process research and development project is accounted for in the same manner as other research and development as described above (note 1.6).

1.8   Employee benefits

Pension obligations

        The group operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees. The group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Stock option plan

        The group operates an equity-settled share-based compensation plan. Stock options are granted to senior management and members of the Board of Directors. The fair value of stock options is recognized as compensation expense and as a corresponding increase in shareholders' equity, over the period in which the options vest. The fair value is measured using a binomial model. The number of shares used to measure compensation expense is based on the best estimate of the number of shares expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that the final expense is based on the number of shares that actually vest.

Share purchase plans

        The group operates an equity-settled share purchase plan for employees and members of the Board of Directors. Cash contributions received from employees and directors are recorded as other current liabilities. Compensation cost related to the plans is calculated based on the estimate of the discount related to shares expected to vest, which is recognized on a straight-line basis over the vesting period.

Other employee benefits

        Salaries, wages, social contributions and other benefits are recognized on an accrual basis in the personnel expenses in the year in which the employees render the associated services.

1.9   Taxation

        Taxes reported in the consolidated income statements include current and deferred income taxes, as well as other taxes, principally those to be paid on capital.. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Substantively enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on tangible fixed assets, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

1.10 Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and deposits with banks that have an original maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. Bank overdrafts are included in bank advances within short-term financial debts.

1.11 Trade accounts receivable

        Trade accounts receivable are carried at amortized cost, except for short-term receivables with no stated interest rate, which are carried at original invoiced amount. Amortized cost is the original invoiced amount adjusted for cumulative amortization using the effective interest method and adjusted for any provision for impairment or collectibility. Provisions for impairment are established when there is objective evidence that the group will not be able to collect all amounts due and are estimated based on a review of all outstanding invoice amounts. Additions to the provisions are recorded as a component of selling expense, in the year they are identified.

1.12 Inventories

        Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a first-in-first-out ("FIFO") basis. The cost of work-in-progress and finished goods inventories includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

1.13 Tangible fixed assets

        Tangible fixed assets are initially recorded at cost of acquisition or construction cost and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	20–40 years
Machinery and equipment	3–10 years
Furniture and fixtures	6–10 years
Leasehold improvement	over the shorter of the useful life of the asset and the lease term

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

1.14 Leases

        Leases of tangible fixed assets under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as tangible fixed assets. The tangible fixed assets acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the group's depreciation policy (note 1.13) and the lease term. The corresponding liabilities, net of financing charges, are included in the current and long-term portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Lease expenses incurred under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

1.15 Financial assets

        The group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as short-term and long-term financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

        The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

1.16 Intangible assets

Technology rights and patents

        Expenditure on acquired technology rights, patents, trademarks and licenses is capitalized as intangible assets when it is probable that future economic benefits will flow to the group and the cost can be measured reliably. Technology rights and patents with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Technology rights and patents with indefinite useful lives are not amortized until they reach technical feasibility, but tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (note 1.17).

Goodwill

        Goodwill represents the excess of the acquisition cost over the group's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill and fair value adjustments relating to acquisitions made prior to January 1, 2005, are treated as assets and liabilities of the group. Goodwill and fair value adjustments relating to subsequent acquisitions are treated as assets and liabilities of the acquired entity. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is considered to have an indefinite useful life and therefore not subject to amortization. Goodwill is carried at cost less accumulated impairment losses and is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill related to acquisitions occurring prior to January 1, 1995 has been fully charged to retained earnings and has not been retroactively capitalized and amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

1.17 Impairment of long-lived assets

        Assets that have an indefinite useful life are not subject to amortization and are tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to depreciation and amortization (tangible fixed assets and intangible assets with definite useful lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels of cash generating units for which there are separately identifiable cash flows.

1.18 Derivative financial instruments and hedging activities

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

Derivatives that do not qualify for hedge accounting

        Certain derivative transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of publicly traded derivatives is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.19 Provisions

        The group recognizes provisions when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it becomes probable that a liability will be incurred and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.20 Financial debts

        Financial debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

1.21 Share capital

        The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders' equity. Differences between this amount and the amount received upon reissue are recorded in share premium. Dividends are recorded in the group's financial statements in the period in which they are approved by the company's shareholders.

1.22 Segment reporting

        The group's primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the group's operations are primarily determined by the geographical location of the operations. This is reflected by the group's organizational structure and internal financial reporting system.

1.23 Comparatives

        Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. The comparative figures in respect of 2004 and 2003 have been restated to reflect adoption of new and revised accounting standards. (note 1.2).

2.     Summary of critical accounting estimates and judgments

        The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Provisions for sales returns and sales deductions

        The group recognizes revenue from product sales upon transfer of significant risks and rewards of ownership to the customer. At the time of sale, the group records estimates for product sales deductions, primarily representing rebates, chargebacks and discounts to government agencies, wholesalers and managed care organizations and estimates for product returns. Provisions for sales returns are based on actual historical returns adjusted for anticipated market and product development. The amount of returns received varies by region and is dependent upon the return policy within a given country, which is based on local industry practice. The group performs periodic quantitative analyses by product for each reserve category to assess whether the current assumptions used to calculate the sales return provisions are valid. The quantitative analyses consider historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel and other related factors. Provisions for rebates, chargebacks and discounts are calculated based upon historical experience, product growth, anticipated price increases and specific terms in agreements with individual governmental agencies, wholesalers and managed care organizations.

Inventory provisions

        Inventory is written off by an amount equal to the difference between the cost of inventory and the net realizable value of the inventory, based upon assumptions about future demand and market conditions. If actual market conditions were less favorable than those projected, the group would have to recognize additional inventory write-downs in the period in which such determination is made.

Impairment of long-lived assets

        Long-lived assets are tested or reviewed for impairment in accordance with the accounting policy stated in note 1.17. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses, and denials or delays of regulatory approval of acquired technology rights could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Income taxes

        The group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pretax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Pension obligations

        The group operates a number of defined benefit and defined contribution retirement plans. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, future salary increases as well as future pension increases and statistical based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

3.     Acquisitions and disposals

Acquisitions and disposals 2005

        On December 21, 2005, the group sold one of its principal operating subsidiaries in the United Kingdom, Bourn Hall Ltd, a clinic specializing in the treatment of infertility disorders. The results and cash flows of the disposal of Bourn Hall Ltd were as follows:

(US$000)
Net assets disposed of	11,272
Currency translation adjustments	1,038
Total proceeds from disposal	(12,318)

Realized loss on disposal	(8)

Cash proceeds from disposal	9,131
Less: Cash and cash equivalents disposed of	(6,097)

Proceeds from disposal, net of cash disposed of	3,034

        In addition, the group sold in 2005 one of its subsidiaries in Australia, specializing in serum purification, for total cash proceeds from disposal of $2.0 million. The carrying value of the net assets disposed of was $1.6 million, resulting in a realized gain on disposal of $0.4 million. There were no acquisitions in 2005.

Acquisitions and disposals 2004

        There were no acquisitions or disposals during 2004.

4.     Segment information

Primary reporting format—geographical segments

        The group operates in five main geographical areas, even though they are managed on a worldwide basis. The geographical areas are based on internal geographical management structures.

		Year ended December 31, 2005
	Notes	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia- Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Product sales to third parties(2)		1,038,264	848,191	183,829	141,418	127,148	—	2,338,850
Royalty and license income(3)		206,301	2,062	39,138	—	—	—	247,501

Total revenues		1,244,565	850,253	222,967	141,418	127,148	—	2,586,351

Operating (loss)/income(4)		(186,425)	443,361	57,299	46,769	67,869	(98,216)	330,657
Corporate research and development expenses		—	—	—	—	—	(458,176)	(458,176)

Operating loss								(127,519)

Total assets(5)		1,811,074	268,542	79,432	62,745	82,454	1,616,988	3,921,235

Total liabilities(6)		880,721	129,121	57,094	21,221	22,276	639,860	1,750,293

Other segment items
Additions to tangible fixed assets(7)	15	139,818	10,470	184	1,810	625	—	152,907
Additions to intangible assets(7)	16	100,000	—	160	—	—	—	100,160
Total investments in associates	18	5,446	—	—	—	—	—	5,446
Depreciation	15	82,896	9,838	577	991	807	11	95,120
Amortization		40,945	794	—	—	—	—	41,739
Impairment losses	7	(17,973)	—	—	—	—	—	(17,973)
Financial income	6	8,723	1,088	(32)	62	81	49,757	59,679
Financial expense	6	(5,350)	(201)	(740)	(731)	(2,201)	(14,723)	(23,946)
Share of profit/(loss) of associates	18	(579)	—	—	—	—	—	(579)

		Year ended December 31, 2004
	Notes	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia- Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Product sales to third parties(2)		931,647	837,903	165,157	132,117	111,125	—	2,177,949
Royalty and license income(3)		243,673	6,755	29,673	—	—	—	280,101

Total revenues		1,175,320	844,658	194,830	132,117	111,125	—	2,458,050

Operating income(4)		497,305	450,363	42,972	43,141	52,955	(115,784)	970,952
Corporate research and development expenses		—	—	—	—	—	(459,531)	(459,531)

Operating income								511,421

Total assets(5)		1,905,139	274,235	97,021	68,588	66,506	1,995,356	4,406,845

Total liabilities(6)		999,919	131,384	55,291	30,574	15,605	720,296	1,953,069

Other segment items
Additions to tangible fixed assets(7)	15	137,208	10,421	1,572	1,562	741	—	151,504
Additions to intangible assets(7)	16	67,056	—	—	—	—	—	67,056
Total investments in associates	18	1,596	—	—	—	—	—	1,596
Depreciation	15	84,645	9,341	9,976	1,560	882	18	106,422
Amortization		37,088	794	917	—	—	—	38,799
Financial income	6	13,607	363	449	73	42	53,640	68,174
Financial expense	6	(7,128)	(225)	(279)	(553)	(1,732)	(14,118)	(24,035)
Share of profit/(loss) of associates	18	100	—	—	—	—	—	100

		Year ended December 31, 2003
	Notes	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia- Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
		(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Product sales to third parties(2)		796,802	694,257	151,190	116,919	98,841	—	1,858,009
Royalty and license income(3)		149,377	1,283	9,941	7	—	—	160,608

Total revenues		946,179	695,540	161,131	116,926	98,841	—	2,018,617

Operating income(4)		491,511	361,194	38,398	25,314	45,055	(152,698)	808,774
Corporate research and development expenses		—	—	—	—	—	(376,798)	(376,798)

Operating income								431,976

Total assets(5)		1,696,438	153,287	113,650	57,693	51,988	2,503,000	4,576,056

Total liabilities(6)		797,144	102,206	27,133	45,984	12,366	704,966	1,689,799

Other segment items
Additions to tangible fixed assets(7)		170,610	7,957	4,201	1,922	317	38	185,045
Additions to intangible assets(7)		54,982	—	—	—	—	—	54,982
Depreciation		82,363	6,617	4,898	8,618	924	9	103,429
Amortization		30,467	794	917	—	—	—	32,178
Impairment losses	7	(5,929)	—	—	—	—	—	(5,929)
Financial income	6	2,445	378	674	61	73	46,184	49,815
Financial expense	6	(7,062)	(154)	(404)	(560)	(3,303)	(1,480)	(12,963)

        The following countries contributed to more than 5% of total revenues, capital expenditures or allocated assets:

	Total revenues(2)(3) Year ended December 31			Capital expenditures(7) Year ended December 31			Allocated assets(5) As of December 31
	2005	2004	2003	2005	2004	2003	2005	2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Switzerland	158,477	205,997	115,269	212,215	149,213	155,757	1,166,883	1,222,213
US	767,434	764,580	630,477	8,543	10,303	7,921	246,011	257,942
Germany	252,938	216,454	228,579	585	40	1,213	15,348	15,081
Italy	236,336	181,553	160,526	20,999	42,344	32,066	233,622	298,527
France	152,624	143,416	118,228	2,538	6,200	6,941	64,566	96,485
Other	1,018,542	946,050	765,538	8,187	10,460	36,129	577,817	521,241

Total	2,586,351	2,458,050	2,018,617	253,067	218,560	240,027	2,304,247	2,411,489

(1)
Unallocated items represent income, expenses, assets and liabilities of corporate coordination functions that are not directly attributable to specific geographical segments.

(2)
Product sales to third parties are allocated to the geographical segments based on the country in which the customer is located.

(3)
Royalty and license income are allocated to the geographical segments based on the country that receives the royalty.

(4)
Operating (loss)/income is allocated to the geographical segments as recorded by the legal entities in the respective regions.

(5)
Assets are allocated to the geographical segments in which the assets are located. Unallocated assets represent primarily short-term and long-term available-for-sale financial assets and short-term bank deposits.

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

Secondary reporting format—business segment

        The group operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of total revenues and shareholders' equity of the group. Therefore, results of operations, assets and liabilities, capital expenditures, depreciation and amortization, financial income and expense and impairment losses are reported on a consolidated basis for purposes of business segment reporting.

        Product sales by therapeutic area consist of the following:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Rebif	1,269,788	1,090,583	819,376
Novantrone	23,177	32,371	30,867

Total neurology	1,292,965	1,122,954	850,243

Gonal-f	546,972	572,710	526,923
Cetrotide	25,366	24,784	24,840
Crinone	24,481	19,824	20,790
Ovidrel	23,793	17,673	12,330
Luveris	11,223	10,615	10,015

Core infertility portfolio	631,835	645,606	594,898

Metrodin HP	15,025	15,855	24,760
Profasi	2,389	6,733	15,376
Pergonal	261	11,476	45,804
Other products	12,445	12,654	12,069

Total reproductive health	661,955	692,324	692,907

Saizen	206,471	182,130	151,459
Serostim	70,392	86,787	88,759
Zorbtive	1,088	835	—

Total growth and metabolism	277,951	269,752	240,218

Raptiva	33,380	4,906	—

Total dermatology	33,380	4,906	—

Other product sales(8)	72,599	88,013	74,641

Total product sales to third parties	2,338,850	2,177,949	1,858,009

(8)
Other product sales include service revenues. Total service revenues earned in 2005 were $9.4 million (2004: $12.1 million and 2003: $10.9 million).

5.     Other operating expense, net

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Litigation and legal costs(1)	748,934	20,646	25,690
Royalty and license expense	171,242	157,422	120,112
Amortization of technology rights and patents and other intangibles	28,616	30,921	30,425
Fair value of stock options (note 31)	18,941	12,580	2,944
Other	24,415	18,207	23,249

Total other operating expense, net	992,148	239,776	202,420

(1)
Litigation and legal costs reported in 2005 include a charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the US Attorney's office in Boston, Massachusetts into commercial practices related to Serostim.

6.     Financial income, net

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Interest income	59,632	59,383	49,506
Other financial income	47	8,768	309
Fair value gain on interest rate swaps	—	23	—

Financial income	59,679	68,174	49,815

Interest expense	16,875	17,440	4,884
Other financial expense	6,996	6,595	8,079
Fair value loss on interest rate swaps	75	—	—

Financial expense	23,946	24,035	12,963

Foreign currency gains/(losses), net	4,529	19,142	7,166

Total financial income, net	40,262	63,281	44,018

7.     Other income/(expense), net

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Realized gains on disposal of available-for-sale financial assets	32,060	—	—
Realized loss on disposal of available-for-sale financial asset	—	—	(4,458)
Impairment losses on available-for-sale financial assets	(17,973)	—	(5,929)
Other income/(expense)	1,349	(629)	817

Total other income/(expense), net	15,436	(629)	(9,570)

        Other income/(expense), net includes transactions that are outside the core group business such as non-operating realized gains and losses on disposal of available-for-sale equity investments, impairment losses on available-for-sale equity investments, donations to charitable and other foundations, rental income and expense earned and paid on certain leases.

8.   Personnel costs

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Salaries and wages	438,742	407,541	340,807
Social benefits and other	240,325	203,829	167,398

Total personnel costs	679,067	611,370	508,205

        As of December 31, 2005, there were 4,750 employees (2004: 4,902 employees and 2003: 4,577 employees) within the group.

9.     Taxes

        The (loss)/income before taxes, reduced by capital and other taxes, consists of the following:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Switzerland	(518,178)	71,971	333,634
Foreign	431,383	488,622	116,959

Total (loss)/income before taxes, reduced by capital and other taxes	(86,795)	560,593	450,593

        Total tax expense consists of the following:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Switzerland	(2,834)	30,315	40,050
Foreign	52,061	61,074	10,513

Total current income taxes	49,227	91,389	50,563

Switzerland	(58,583)	(14,352)	7,545
Foreign	27,853	2,228	(4,892)

Total deferred income taxes	(30,730)	(12,124)	2,653

Total income taxes	18,497	79,265	53,216

Capital and other taxes	14,395	13,580	15,831

Total tax expense	32,892	92,845	69,047

        The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the (loss)/income before taxes reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30% is as follows:

	Year ended December 31
	2005	2004	2003
	(%)	(%)	(%)
Corporate tax rate	30.0	30.0	30.0
Effect of tax rates different from 30%	(14.1)	(11.5)	(15.9)
Effect of utilizing prior periods' tax losses not previously recognized	(1.2)	(0.7)	—
Effect of current year's losses not yet recognized	1.3	0.5	1.4
Effect of adjustments recognized in the period for current tax of prior periods	(3.2)	(4.9)	(6.2)
Effect of legal charge(1)	(34.3)	—	—
Other, net	0.2	0.7	2.5

Effective tax rate	(21.3)	14.1	11.8

(1)
Litigation and legal costs to cover the final settlement and related costs of a governmental investigation led by the US Attorney's office in Boston, Massachusetts into commercial practices related to Serostim.

        Tax losses carried forward for income tax purposes by expiring date are as follows:

(US$000)
2006	10,341
2007	8,362
2008	13,077
2009	—
2010	22
Thereafter	669,680

Total	701,482

        As of December 31, 2005, tax losses available for carry-forward that have not been recognized due to uncertainty of their recoverability amount to $121.3 million (2004: $49.3 million).

10.   (Loss)/earnings per share

Basic (loss)/earnings per share

        Basic (loss)/earnings per share is calculated by dividing the net (loss)/income attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the year. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total of all issued shares. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted (loss)/earnings per

American depositary share is calculated as one fortieth of the basic and diluted (loss)/earnings per bearer share.

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Net (loss)/income attributable to bearer equity holders of Serono S.A.	(74,033)	341,353	286,574
Net (loss)/income attributable to registered equity holders of Serono S.A.	(32,081)	138,322	110,476

Total net (loss)/income attributable to the equity holders of Serono S.A.	(106,114)	479,675	397,050

Weighted average number of bearer shares outstanding	10,166,057	10,871,187	11,427,194
Weighted average number of registered shares outstanding	11,013,040	11,013,040	11,013,040

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Basic (loss)/earnings per share
Bearer shares	(7.28)	31.40	25.08
Registered shares	(2.91)	12.56	10.03
American depositary shares	(0.18)	0.78	0.63

Diluted (loss)/earnings per share

        For diluted (loss)/earnings per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2005, no share equivalents (2004: 25,542 bearer shares and 2003: 25,696 bearer shares) arising from stock options granted to employees and directors were included in calculating diluted (loss)/earnings per share. For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, which would not be incurred if the bond were converted. The effect of the convertible bond was excluded from the calculation of diluted (loss)/earnings per share in 2005, 2004 and 2003 as it was anti-dilutive.

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Net (loss)/income attributable to bearer equity holders of Serono S.A.	(74,033)	341,583	286,753
Net (loss)/income attributable to registered equity holders of Serono S.A.	(32,081)	138,092	110,297

Total net (loss)/income attributable to the equity holders of Serono S.A.	(106,114)	479,675	397,050

Weighted average number of bearer shares outstanding	10,166,057	10,896,729	11,452,890
Weighted average number of registered shares outstanding	11,013,040	11,013,040	11,013,040

	Year ended December 31
	2005	2004	2003
	(US$)	(US$)	(US$)
Diluted (loss)/earnings per share
Bearer shares	(7.28)	31.35	25.04
Registered shares	(2.91)	12.54	10.02
American depositary shares	(0.18)	0.78	0.63

11.   Cash and cash equivalents

	As of December 31
	2005	2004
	(US$000)	(US$000)
Cash at bank and on hand	82,633	63,233
Short-term bank deposits	276,220	212,746

Total cash and cash equivalents	358,853	275,979

        Short-term bank deposits are mainly denominated in US dollars with an original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The average effective interest rate on short-term bank deposits was 4.12% (2004: 2.04%) and these deposits have an average maturity of three days (2004: three days) as of December 31, 2005.

12.   Trade accounts receivable

	As of December 31
	2005	2004
	(US$000)	(US$000)
Trade accounts receivable, gross	408,668	434,072
Provision for impairment	(6,310)	(6,137)

Total trade accounts receivable	402,358	427,935

        The group sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. There is no concentration of credit risk with respect to trade accounts receivable as the group has a large number of internationally dispersed customers.

13.   Inventories

	As of December 31
	2005	2004
	(US$000)	(US$000)
Raw materials	39,150	57,463
Work-in-progress	119,981	180,039
Finished goods	89,345	89,435

Total inventories	248,476	326,937

        Included in inventories as of December 31, 2005 are $20.5 million (2004: $26.6 million) of inventory provisions. Inventory write-downs recognized as cost of product sales in 2005 amounted to $15.4 million (2004: $8.3 million). Inventories recognized as an expense during the period amount to $274.2 million (2004: $314.3 million).

14.   Prepaid expenses and other current assets

	As of December 31
	2005	2004
	(US$000)	(US$000)
Accrued royalty income	84,648	75,296
VAT receivable	44,791	50,640
Accrued interest income	22,812	41,483
Prepaid expenses	21,748	31,508
Fair value of derivative instruments (note 34)	8,222	17,245
Other	16,968	21,033

Total prepaid expenses and other current assets	199,189	237,205

15.   Tangible fixed assets

	Land and buildings	Machinery and equipment	Furniture and fixtures	Leasehold improvements	Construction in progress	Total 2005	Total 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Cost
As of January 1	517,657	634,046	32,689	75,238	195,971	1,455,601	1,327,987
Reclassifications(1)	19,166	55,333	352	665	(75,516)	—	—
Additions (note 4)	3,416	25,535	1,455	4,513	117,988	152,907	151,504
Disposals(2)	(598)	(46,006)	(2,110)	(8,656)	(44)	(57,414)	(133,099)
Currency adjustments	(70,959)	(89,157)	(2,946)	(7,269)	(23,124)	(193,455)	109,209

As of December 31	468,682	579,751	29,440	64,491	215,275	1,357,639	1,455,601

Accumulated depreciation
As of January 1	151,137	420,861	22,756	60,969	—	655,723	626,534
Depreciation (note 4)	15,653	66,633	2,518	10,316	—	95,120	106,422
Disposals(2)	(67)	(43,076)	(1,743)	(8,108)	—	(52,994)	(126,546)
Currency adjustments	(21,150)	(57,822)	(2,276)	(5,392)	—	(86,640)	49,313

As of December 31	145,573	386,596	21,255	57,785	—	611,209	655,723

Net book value as of December 31	323,109	193,155	8,185	6,706	215,275	746,430	799,878

Net book value under finance lease contracts						126	502
Net book value of assets held for disposal						699	6,051
Capitalized borrowing costs (capitalization rate of 1.24% and 0.95%, respectively)						2,900	1,389
Tangible fixed assets pledged as security against long-term financial debts and certain unused line of credits						26,434	30,718
Capital commitments (note 33)						72,730	180,937

        Balances as of December 31, 2004 and movements in tangible fixed assets were as follows:

	Land and buildings	Machinery and equipment	Furniture and fixtures	Leasehold improvements	Construction in progress	Total 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Cost
As of January 1	447,698	585,209	36,620	80,964	177,496	1,327,987
Additions (note 4)	52,592	80,589	1,313	8,628	8,382	151,504
Disposals(3)	(27,054)	(80,178)	(7,028)	(18,807)	(32)	(133,099)
Currency adjustments	44,421	48,426	1,784	4,453	10,125	109,209

As of December 31	517,657	634,046	32,689	75,238	195,971	1,455,601

Accumulated depreciation
As of January 1	145,732	390,223	23,538	67,041	—	626,534
Depreciation (note 4)	16,551	76,650	4,717	8,504	—	106,422
Disposals(2)	(22,663)	(79,169)	(6,891)	(17,823)	—	(126,546)
Currency adjustments	11,517	33,157	1,392	3,247	—	49,313

As of December 31	151,137	420,861	22,756	60,969	—	655,723

Net book value as of December 31	366,520	213,185	9,933	14,269	195,971	799,878

(1)
Reclassifications between various tangible fixed asset categories as a result of completion of construction in progress.

(2)
Disposals include fully depreciated tangible fixed assets of $8.3 million in 2005 ($70.3 million in 2004), which have been retired from active use.

16.   Intangible assets

	Technology rights and patents	Goodwill(1)	Software development	Other intangible	Total 2005	Total 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Cost
As of January 1	337,507	84,125	75,094	9,934	506,660	451,973
Additions (note 4)	85,638	—	14,328	194	100,160	67,056
Disposals	—	—	(2,146)	—	(2,146)	(47)
Currency adjustments	(5,202)	—	(11,395)	(1,400)	(17,997)	8,054

As of December 31	417,943	84,125	75,881	8,728	586,677	527,036

Accumulated amortization
As of January 1	178,920	—	27,599	9,934	216,453	192,347
Amortization(2)	28,394	—	13,121	194	41,709	38,771
Disposals	—	—	(2,146)	—	(2,146)	—
Currency adjustments	(4,693)	—	(4,628)	(1,400)	(10,721)	5,711

As of December 31	202,621	—	33,946	8,728	245,295	236,829

Net book value as of December 31	215,322	84,125	41,935	—	341,382	290,207

Net book value of technology rights with indefinite useful lives					84,539	—
Net book value of internally generated capitalized technology rights and patents					5,349	7,347
Net book value of internally generated capitalized software development costs					10,341	5,955

        Balances as of December 31, 2004 and movements in intangible assets were as follows:

	Technology rights and patents	Goodwill	Software development	Other intangible	Total 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Cost
As of January 1	287,395	104,501	51,137	8,940	451,973
Transfers	115	—	—	(115)	—
Additions (note 4)	48,987	—	17,830	239	67,056
Disposals	(47)	—	—	—	(47)
Currency adjustments	1,057	—	6,127	870	8,054

As of December 31	337,507	104,501	75,094	9,934	527,036

Accumulated amortization
As of January 1	151,191	15,284	17,403	8,469	192,347
Transfers	115	—	—	(115)	—
Amortization(2)	24,964	5,092	7,877	838	38,771
Disposals	—	—	—	—	—
Currency adjustments	2,650	—	2,319	742	5,711

As of December 31	178,920	20,376	27,599	9,934	236,829

Net book value as of December 31	158,587	84,125	47,495	—	290,207

(1)
In accordance with the requirements of IFRS 3, the group has eliminated the accumulated amortization of goodwill as of January 1, 2005 with a corresponding decrease in cost of goodwill.

(2)
Amortization of intangible assets is included within both other operating expense, net and selling, general and administrative expense.

Impairment tests for goodwill and technology rights with indefinite useful lives

        For the purpose of impairment testing, goodwill acquired in a business combination and technology rights with indefinite useful lives acquired as part of in-licensing collaborative agreements are allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination or collaborative agreement. For impairment testing, the recoverable amount of goodwill and technology rights with indefinite useful lives allocated to a cash generating unit (higher of the cash generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the corresponding goodwill and technology rights assigned to the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit. The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. Goodwill from the acquisition of Serono Genetics Institute S.A., a genomics-based biotechnology company, was allocated at acquisition to the acquired genomics discovery platform which has been fully integrated into the group's research operations. Technology rights with indefinite useful lives acquired as part of in-licensing collaborative agreements were allocated to the group's research operations.

        An allocation of the carrying amount of goodwill and technology rights with indefinite useful lives as of December 31, 2005 to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash generating unit	Carrying amount of goodwill	Carrying amount of technology rights with indefinite useful lives	Discount rate in %	Projection period in years	Long-term growth rate in %	Budgeted net margin in %
	(US$000)	(US$000)
Inter-Lab Ltd	11,024	—	10	7	4.5	33
Human therapeutics	73,101	84,539	10	5	—	—

Total	84,125	84,539

        The value in use calculations use cash flow projections based on financial budgets and models over the projection period. The growth rates used are based on industry growth forecasts. The discount rates used are based on the weighted average cost of capital.

17.   Deferred taxes

	As of December 31
	Deferred tax assets 2005	Deferred tax liabilities 2005	Deferred tax assets 2004	Deferred tax liabilities 2004
	(US$000)	(US$000)	(US$000)	(US$000)
Tax losses carried forward	52,034	—	28,343	—
Various research and development tax credits carried forward	25,172	—	25,767	—
Depreciation and amortization	24,777	8,203	36,817	4,723
Inventories	101,660	19,097	95,556	29,745
Other	21,136	(8,984)	14,539	(10,226)

Total deferred taxes	224,779	18,316	201,022	24,242

        The gross movements in the deferred tax assets and liabilities during 2005 and 2004 are as follows:

	Tax losses carried forward	Various research and development tax credits carried forward	Depreciation and amortization	Inventories	Other	2005	2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Deferred tax assets
As of January 1	28,343	25,767	36,817	95,556	14,539	201,022	174,146
Charged to the income statement	26,889	(674)	(13,662)	6,916	7,494	26,963	25,170
Currency adjustments	(3,198)	79	1,622	(812)	(897)	(3,206)	1,706

As of December 31	52,034	25,172	24,777	101,660	21,136	224,779	201,022

Deferred tax liabilities
As of January 1	—	—	4,723	29,745	(10,226)	24,242	15,919
Charged to the income statement	—	—	2,207	(6,755)	790	(3,758)	7,685
Currency adjustments	—	—	1,273	(3,893)	452	(2,168)	638

As of December 31	—	—	8,203	19,097	(8,984)	18,316	24,242

        Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction.

        No deferred taxes have been charged or credited to shareholders' equity in 2005 and 2004. Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax jurisdiction. Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences.

        Deferred tax liabilities have not been recognized for undistributed earnings if such undistributed earnings are deemed to be permanently reinvested. As of December 31, 2005, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.9 million (2004: $0.1 million) have not been provided, were approximately $2.8 million (2004: $0.7 million).

18.   Investments in associates

        The group has the following investments in associates, which are accounted for using the equity method. None of these investments is publicly quoted.

			Carrying value as of December 31		Income statements effect for the year ended December 31
Name of company		% of voting power held
	Principal activity		2005	2004	2005	2004
			(US$000)	(US$000)	(US$000)	(US$000)
I-Solutions S.A., Switzerland	IT service company	25%	454	490	35	—
NovImmune S.A., Switzerland	Drug development company	16%	4,992	—	(699)	—
Cansera International Inc., Canada	Supplier of animal sera, media and culture products	33%	—	1,106	85	100

Total investments in associates			5,446	1,596	(579)	100

        Although the group holds less than 20% of the voting power of NovImmune S.A., the group exercises significant influence as a member of Serono's Board of Directors serves as Chief Scientific Officer and Chairman of the Board of Directors of NovImmune S.A. Investments in associates include goodwill of $0.4 million as of December 31, 2005 (2004: $0.4 million). In 2005, the group sold its investment in associate in Cansera International Inc., a Canadian company specializing in sterile animal serum and cell culture products, resulting in a realized gain on disposal of $0.1 million.

19.   Financial assets

	As of December 31
	Cost 2005	Gross unrealized gains 2005	Gross unrealized losses 2005	Total 2005	Total 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Available-for-sale equity securities	119,876	20,443	—	140,319	149,588
Available-for-sale debt securities	1,172,738	362	(11,331)	1,161,769	1,563,196

Total available-for-sale financial assets	1,292,614	20,805	(11,331)	1,302,088	1,712,784

Classification in the consolidated balance sheets
Short-term available-for-sale financial assets				565,545	784,999
Long-term available-for-sale financial assets				736,543	927,785

        The group's financial assets primarily include deposits with prime banks, investments in short-term money market funds, and rated Eurobonds denominated in US dollar with maturities up to four years. Equity security investments are typically related to collaborative agreements with other biotechnology and research companies. The weighted average effective interest rate on the available-for-sale debt securities was 2.82% in 2005 (2004: 2.58%). The fair value exposure of available-for-sale debt securities as of December 31, 2005 to interest rate changes would indicate a $12.9 million decrease in the fair value of available-for-sale debt securities assuming a one percent unfavorable increase in interest rates. Available-for-sale financial securities of $1,299.8 million (2004: $1,710.1 million) are traded in active markets and their fair value is determined by reference to stock exchange quoted bid prices.

        Included in available-for-sale securities are securities that have been lent to various banks under security lending arrangements. These securities, coordinated by the custodian bank, are made to high quality counterparties with a minimum rating of A, and against collateral with a value of at least 105% of the advanced security and of comparable credit quality. The total amount outstanding under these arrangements was $49.0 million in 2005 and $49.3 million in 2004.

20.   Trade and other payables

	As of December 31
	2005	2004
	(US$000)	(US$000)
Trade accounts payable	59,360	94,140
Payroll related	107,479	122,651
Accrued expenses	176,686	209,825

Total trade and other payables	343,525	426,616

21.   Financial debts

	Weighted average interest rate		As of December 31
	2005	2004	2005	2004
	%	%	(US$000)	(US$000)
Mortgage notes	1.53	1.45	13,050	16,925
Bank loans	1.24	1.30	177,172	123,041
CHF600.0 million 0.5% senior unsubordinated convertible bond 2003/2008 (note 22)	3.03	3.03	447,365	507,790
Capital lease obligation	—	—	21	138

Total debts, long-term and current portion	—	—	637,608	647,894

Less current portion of long-term debts	—	—	(2,569)	(7,002)

Total long-term financial debts	—	—	635,039	640,892

Bank advances	11.76	5.84	26,035	27,525
Current portion of long-term debts	—	—	2,569	7,002

Total short-term financial debts	—	—	28,604	34,527

Breakdown by maturities
2005			—	7,002
2006			2,569	119,086
2007			176,362	1,983
2008			449,222	509,779
2009			1,748	1,864
2010			1,740	1,864
Thereafter			5,967	6,316

Total debts, long-term and current portion			637,608	647,894

Total amount of secured financial debts			26,434	18,977
Unused lines of credit for short-term financing			250,051	365,325

        The fair value of long-term financial debts, excluding the convertible bond, was $187.3 million and $132.3 million as of December 31, 2005 and 2004, respectively. The carrying amounts of bank advances approximate their fair values. The fair values are based on future cash flows using market rate of interests for borrowings with similar credit status and maturities. The percentage of fixed rate financial debts to total financial debts, excluding the convertible bond, was 8.2% and 17.1% as of December 31, 2005 and 2004, respectively. The fair value exposure of financial debts as of December 31, 2005 to interest rate changes would indicate a $14.3 million increase in the fair value of financial debts assuming a one percent unfavorable decrease in interest rates. Financial debts include only general default conditions, without specific financial covenants. The group is not in default with respect to any of its loan or debt facilities.

        Future minimum lease payments under finance leases are as follows:

(US$000)
2006	22
2007	—
2008	—
2009	—
2010 and thereafter	—

Total minimum lease payments	22
Less amount representing interest	(1)

Present value of net minimum lease payments	21

22.   Convertible bond

	2005	2004
	(US$000)	(US$000)
Face value of convertible bond issued on November 26, 2003	465,261	465,261
Transaction costs	(6,611)	(6,611)
Equity conversion component (note 30)	(24,605)	(24,605)

Liability component on initial recognition on November 26, 2003	434,045	434,045
Cumulative interest expense	29,134	14,878
Cumulative interest paid	(5,029)	(2,629)

Cumulative translation adjustment	(10,785)	61,496

Liability component as of December 31 (note 21)	447,365	507,790

        In 2003, the group issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. The source of the shares is a combination of treasury shares and conditional share capital. The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. Interest expense on the bond is calculated on the effective yield basis using an effective interest rate of 3.03%. The fair value of the convertible bond as of December 31, 2005 based on quoted market prices was $467.9 million (2004: $523.2 million).

23.   Provisions

	Short-term legal provisions	Other short-term provisions	Total short-term provisions	Long-term legal provisions	Total provisions 2005	Total provisions 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
As of January 1	2,747	20,701	23,448	100,244	123,692	94,713
Additions	725,410	26,199	751,609	22,009	773,618	66,279
Releases	—	(3,177)	(3,177)	(264)	(3,441)	(23,185)
Cash payments	(724,962)	(16,161)	(741,123)	(13,382)	(754,505)	(15,175)
Currency adjustments	(173)	(1,293)	(1,466)	—	(1,466)	1,060

As of December 31	3,022	26,269	29,291	108,607	137,898	123,692

Classification in the consolidated balance sheets
Provisions—current					29,291	23,448
Provisions—non-current					108,607	100,244

        Balances as of December 31, 2004 and movements in provisions were as follows:

	Short-term legal provisions	Other short-term provisions	Total short-term provisions	Long-term legal provisions	Total provisions 2004
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
As of January 1	19,169	12,522	31,691	63,022	94,713
Additions	94	24,963	25,057	41,222	66,279
Releases	(16,450)	(2,735)	(19,185)	(4,000)	(23,185)
Cash payments	(155)	(15,020)	(15,175)	—	(15,175)
Currency adjustments	89	971	1,060	—	1,060

As of December 31	2,747	20,701	23,448	100,244	123,692

Legal provisions and proceedings

        The group is party to various legal proceedings, including alleged breach of contract and patent infringement cases and other matters. In the opinion of management, the aggregate impact beyond current provisions of these and other legal matters affecting the group may be material to the group's results of operations, cash flows and to its financial condition.

        Interpharm Laboratories Ltd and other group affiliates are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership ("IBEP") in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. The trial of the ownership and contractual preliminary issues has started in 2002 and is expected to continue through 2006. In 2002 IBEP sued Amgen Inc., Immunex Corporation, and Wyeth in United States District Court in Los Angeles, California, alleging that the product Enbrel infringes IBEP's asserted rights under a patent known as the "701 patent" issued to Yeda Research and Development Co. Ltd ("Yeda") and exclusively licensed to the group. Yeda joined as a defendant and on February 18, 2004, the United States District Court granted Yeda's motion for summary judgment declaring that Yeda was the rightful owner of the 701 patent. IBEP appealed the decision granting Yeda's summary judgment motion to the US District Court of Appeals for the Federal Circuit. The US District Court of Appeals for the Federal Court affirmed the decision in part and denied the decision in part. The remaining issues were remanded to the US District Court in Los Angeles for further deliberations. InterLab Ltd and Serono International S.A. joined as interveners on March 15, 2005. Each of the defendants and interveners then filed a motion for summary judgment with the US District Court in Los Angeles. On December 21, 2005, the US District Court granted Yeda's motion for summary judgment declaring that since at most IBEP can own partial interest in the 701 patent, it lacks prudential standing to sue for infringement. IBEP will have to decide whether or not to file an appeal. On January 18, 2005, IBEP filed a new lawsuit in Israel against InterLab Ltd, Serono S.A. and Serono International S.A. The claim relates to IBEP's request to receive additional money in connection with license fees received by InterLab pursuant to an agreement with Knoll AG. In practice, IBEP receives its share out of the license fees received from Knoll only after a 25% deduction of commission paid to Serono International S.A. (the "Serono Commission"). IBEP claims to be entitled to 50% of the Serono Commission.

        In 1996, one of Serono's Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco S.p.A., for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono's subsidiary of its obligations, and initiated proceedings before the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono filed a counterclaim alleging Italfarmaco's default in the execution of the agreement and claiming monetary damages. The Arbitration Panel has appointed a Technical Expert to gain knowledge of the market, products, competitors, cost of product and hypothetical cost of product commercialization for Italfarmaco. The Technical Expert has to answer the Panel Arbitration's queries by May 15, 2006.

        Serono's principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney's subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, approximately $724.9 million was paid as a comprehensive settlement with federal and state governments and to cover related costs. Serono's US holding company, Serono Holding Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the US Department of Human Health Services in connection with the investigation.

        Serono Inc. has been named as a defendant, along with multiple other pharmaceutical companies, in lawsuits seeking damages as a result of the reporting of allegedly inflated average wholesale prices and best price for drugs reimbursed under state and county Medicaid programs. The cases were filed by New York City and New York counties and have been consolidated in a multi-district litigation proceeding in federal district court in Boston, MA. The case filed by Erie County was recently remanded to the Erie County Supreme Court in the State of New York. Serono Inc. and Serono International S.A. have also been served with a similar complaint from the state of Mississippi. The parties are still engaged in preliminary motion practice and the company has not yet filed an answer.

The group intends to vigorously defend these lawsuits. The final settlement or adjudication of these cases could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

        In September 2005, the Government Employees Hospital Association ("GEHA"), a health insurance plan, filed a purported class action on behalf of third party payors and individual consumers against Serono Inc. and Serono International S.A. alleging that Serono Inc. and Serono International S.A. inflated the average wholesale price of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its average wholesale price claims, that Serono illegally promoted and marketed Serostim. On February 22, 2006, GEHA requested (and Serono consented to) permission from the Court to file a Second Amended Class Action Complaint and provided a copy of that proposed complaint to the company. The proposed Second Amended Complaint adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any average wholesale price claims, alleges that Serono illegally promoted and marketed Serostim, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide, Crinone, Gonal-F, Fertinex, Ovidrel, Pergonal, Profasi, Rebif, and Saizen. The allegations in the proposed Second Amended Complaint concerning Serostim are drawn from the government investigation of Serostim discussed above. The proposed Second Amended Compliant alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The parties are still engaged in preliminary motion practice and the group has not yet filed an answer. We intend to vigorously defend the lawsuit. The final settlement or adjudication of this matter could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of this matter or ultimate outcome.

        Starting in March 2005, the Southeast Regional Office of the US Securities and Exchange Commission (the "SEC") has sent to Serono S.A. several requests for document production pertaining to various disclosures and accounting issues for the period from 2002 to 2005. Serono is fully cooperating with this informal investigation.

        Serono International S.A. and one of its affiliates were listed in the report published on October 27, 2005 by the Independent Inquiry Committee into the United Nations Oil-For-Food Programme (known as the "Volcker Report"). Following such publication, the Swiss authorities have referred the matter to the Swiss Attorney General for further investigation and possibly, criminal prosecution. Serono has not yet received any request from the Swiss Attorney General.

24.   Other current liabilities

	As of December 31
	2005	2004
	(US$000)	(US$000)
Royalty payables	57,888	56,254
Short-term collaboration payables	43,432	38,655
VAT payable	22,224	11,378
Employee Share Purchase Plan	21,940	17,604
Fair value of derivative instruments (note 34)	14,186	10,678
Taxes other than income taxes	14,078	42,596
Other	9,648	7,458

Total other current liabilities	183,396	184,623

25.   Other long-term liabilities

	As of December 31
	2005	2004
	(US$000)	(US$000)
Long-term collaboration payables	58,828	66,744
Pension liabilities (note 26)	50,300	59,805
Fair value of derivative instruments (note 34)	19,483	13,717
Staff leaving indemnities(1)	14,861	16,397
Other	4,993	4,821

Total other long-term liabilities	148,465	161,484

(1)
The liability for staff leaving indemnities represents amounts payable to employees upon termination of their employment under provisions of the Italian and Israeli civil codes and collective labor contracts.

26.   Retirement pension plans

      Substantially all employees of the group are covered by defined benefit, defined contribution, insured or state pension plans. Pension costs in 2005 amounted to $27.5 million (2004: $24.7 million and 2003: $19.1 million). Included in pension cost is the amount of $10.8 million (2004: $9.3 million and 2003: $6.3 million), which represents contributions to defined contribution plans. The group funds these plans with amounts consistent with the local funding requirements, laws and regulations. The status and the amounts recognized in the consolidated balance sheets and consolidated income statements for the defined benefit plans, of which Switzerland, the United States, Japan and Mexico are participants, are as follows:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Present value of funded obligations	210,255	205,090
Fair value of plan assets	194,050	186,774

Funded status	16,205	18,316
Unrecognized actuarial gain	34,095	41,489

Total pension liabilities	50,300	59,805

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Current service cost	19,238	17,529	14,960
Interest cost	8,338	7,913	6,014
Expected return on plan assets	(9,251)	(8,609)	(6,762)
Amortization of unrecognized actuarial gain	(1,605)	(1,453)	(1,342)

Total pension costs	16,720	15,380	12,870

        Of the total pension costs, $9.5 million were included in selling, general and administrative expenses, $5.5 million were included in research and development expenses and $1.7 million were included in cost of product sales expenses. Defined benefit obligations and related costs for defined benefit plans are based upon valuations performed annually by independent actuaries. Plan assets are recorded at fair values. The actual return on plan assets in 2005 was a gain of $16.7 million (2004: gain of $11.2 million and 2003: gain of $12.9 million).

        The movements in the pension liabilities recognized in the consolidated balance sheets are as follows:

	As of December 31
	2005	2004
	(US$000)	(US$000)
As of January 1	59,805	55,263
Pension cost	16,720	15,380
Contributions paid	(18,486)	(15,198)
Currency adjustments	(7,739)	4,360

As of December 31	50,300	59,805

        Principal weighted average actuarial assumptions used for accounting purposes are:

	Year ended December 31
	2005	2004
	%	%
Discount rate	3.81	4.03
Expected return on plan assets	5.24	5.19
Future salary increases	2.66	2.69
Future pension increases	3.56	3.76

        The expected return on plan assets was determined based on historical benchmarks for returns in the plan asset portfolio as a whole and internal capital market forecasts for each plan asset category based on the targeted asset allocation. Actuarial dates to determine pension benefit measurements for the group's defined benefit pension plans fell within three months from the year ended December 31, 2005. Assumptions regarding future mortality are set based on advice derived from published statistics. The average life expectancy in years of a pensioner retiring at age 65 is 17.6 for males and 20.4 for females.

        The following tables provide a reconciliation of benefit obligations, plan assets, funded status and unrecognized actuarial gain of the group's defined benefit pension plans as of December 31, 2005 and 2004, respectively:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Benefit obligation
As of January 1	205,090	168,544
Service cost	26,708	24,630
Interest cost	8,338	7,913
Actuarial loss/(gain)	5,937	(3,716)
Benefit payments	(9,440)	(6,925)
Currency adjustments	(26,378)	14,644

As of December 31	210,255	205,090

Plan assets at fair value
As of January 1	186,774	145,687
Expected return on plan assets	9,251	8,609
Actuarial gain	7,400	2,631
Employer contributions	18,486	15,198
Employee contributions	7,470	7,101
Benefit payments	(9,440)	(6,925)
Currency adjustments	(25,891)	14,473

As of December 31	194,050	186,774

Funded status	16,205	18,316

Unrecognized actuarial gain
As of January 1	41,489	32,406
Amortization of unrecognized actuarial gains	(1,605)	(1,453)
Actuarial (loss)/gain from benefit obligation	(5,937)	3,716
Actuarial gain from plan assets	7,400	2,631
Currency adjustments	(7,252)	4,189

As of December 31	34,095	41,489

Experience adjustments on benefit obligation	(5,937)	3,716
Experience adjustments on plan assets	7,400	2,631

        The weighted average pension plan asset allocation for the group's defined benefit pension plans as of December 31, 2005 and 2004, by asset category, is as follows:

	As of December 31
	2005	2004
	%	%
Equity securities	30	29
Debt securities	44	50
Real estate	11	6
Other	15	15

Total	100	100

        The expected employer contributions to the group's defined benefit pension plans in 2006 amount to $17.7 million. The following benefit payments, which represent future service, are expected to be paid in the following future periods:

(US$000)
2006	6,026
2007	6,582
2008	6,759
2009	7,632
Thereafter	58,078

27.   Share capital

	As of December 31, 2005
Class of shares	Number of shares	Nominal value	(CHF000)	(US$000)
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,832,507	CHF25	270,813	166,770

Total share capital			380,943	235,555

Authorized share capital—bearer	1,400,000	CHF25	35,000	26,553
Conditional share capital—bearer for option and/or convertible bonds	1,452,000	CHF25	36,300	27,540
Conditional share capital—bearer for stock options	669,884	CHF25	16,747	12,705
	As of December 31, 2005
Class of shares	Number of shares	Nominal value	(CHF000)	(US$000)
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,738,175	CHF25	293,455	185,635

Total share capital			403,585	254,420

Authorized share capital—bearer	1,400,000	CHF25	35,000	30,905
Conditional share capital—bearer for option and/or convertible bonds	1,452,000	CHF25	36,300	32,053
Conditional share capital—bearer for stock options	726,651	CHF25	18,166	16,041

        Registered shares have a nominal value of CHF10 each and bearer shares have a nominal value of CHF25 each. Registered and bearer shares participate in dividends in proportion to their nominal value. Each share entitles the holder to one vote. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

28.   Treasury shares

        There were 1,611,434 treasury shares held by the group as of January 1, 2005. During 2005, no additional treasury shares were acquired (2004: 1,313,644 treasury shares for a total consideration of CHF1,017.4 million or $833.1 million). During 2005, 6,221 treasury shares were granted to employees (7,149 shares in 2004), as part of the Employee Share Purchase Plan and the Restricted Share Plan and 1,308 treasury shares were granted to directors (none in 2004) upon the exercise of director stock options as part of the Director stock option plan. Effective August 26, 2005, 962,435 bearer shares with a par value of CHF25 were cancelled resulting in a share capital decrease of CHF24.1 million or $20.0 million. The 962,435 treasury shares, which were acquired under the second Share Buy Back Plan, were approved for cancellation by the shareholders at the Annual General Meeting of Shareholders held on April 26, 2005. The total number of treasury shares held as of December 31, 2005 is 641,470.

29.   Distribution of earnings

        At the Annual General Meeting of Shareholders on April 25, 2006, the Board of Directors will propose a cash dividend in respect of 2005 of CHF4.00 gross (2004: CHF3.60) per registered share, CHF10.00 gross (2004: CHF9.00) per bearer share or CHF0.25 per American depositary share amounting to CHF154.4 million. The amount available for dividend distribution is based on the available distributable retained earnings of Serono S.A., the holding company of the group, determined in accordance with the legal provisions of the Swiss Code of Obligations. These financial statements do not reflect the dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2006.

30.   Fair value and other reserves

	Convertible bond	Available-for-sale investments	Hedging reserve	Total
	(US$000)	(US$000)	(US$000)	(US$000)
Balance as of January 1, 2003
As previously reported	—	(44,807)	—	(44,807)
Effect of adopting revised IAS 39	—	50,768	—	50,768

Balance as of January 1, 2003 as restated	—	5,961	—	5,961

Issuance of convertible bond—equity conversion component (note 22)	24,605	—	—	24,605
Changes in fair value of available-for-sale investments	—	14,895	—	14,895
Realized net loss transferred to the income statement on available-for-sale investment sold	—	4,458	—	4,458
Impairment loss transferred to the income statement on available-for-sale investments	—	5,929	—	5,929

Balance as of December 31, 2003	24,605	31,243	—	55,848

Balance as of January 1, 2004
As previously reported	24,605	(1,894)	—	22,711
Effect of adopting revised IAS 39	—	33,137	—	33,137

Balance as of January 1, 2004 as restated	24,605	31,243	—	55,848

Changes in fair value of available-for-sale investments	—	14,698	—	14,698
Changes in fair value of cash flow hedges	—	—	(13,717)	(13,717)

Balance as of December 31, 2004	24,605	45,941	(13,717)	56,829

Balance as of January 1, 2005
As previously reported	24,605	12,594	(13,717)	23,482
Effect of adopting revised IAS 39	—	33,347	—	33,347

Balance as of January 1, 2005 as restated	24,605	45,941	(13,717)	56,829

Changes in fair value of available-for-sale investments	—	(22,380)	—	(22,380)
Changes in fair value of cash flow hedges	—	—	(5,708)	(5,708)
Realized net gain transferred to the income statement on available-for-sale investments sold	—	(32,060)	—	(32,060)
Impairment loss transferred to the income statement on available-for-sale investments	—	17,973	—	17,973

Balance as of December 31, 2005	24,605	9,474	(19,425)	14,654

31.   Stock option plan

Employee stock option plan

        Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share ("ADS") of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant. Movements in the number of employee bearer stock options outstanding are as follows:

	2005		2004
Options outstanding	Bearer options	Weighted average exercise price CHF	Bearer options	Weighted average exercise price CHF
As of January 1	346,486	995	277,782	1,068
Granted	93,125	858	95,900	791
Exercised	(31,009)	655	(4,530)	599
Canceled	(25,910)	1,068	(22,666)	1,114

As of December 31	382,692	984	346,486	995

Options exercisable	171,561	1,164	140,628	1,158
Options available for grant based on the conditional share capital	221,573	—	335,043	—
Weighted average fair value of options granted (CHF)	—	256	—	227

        The table below summarizes employee bearer stock options outstanding and exercisable as of December 31, 2005:

	Outstanding			Exercisable
Range of exercise price CHF	Bearer options	Average remaining contractual life years	Weighted average exercise price CHF	Bearer Options	Weighted average exercise price CHF
500–700	71,860	6.44	632	35,199	614
700–900	184,069	8.66	827	23,184	807
1,300–1,500	108,077	5.45	1,392	94,492	1,386
1,500–1,700	18,686	3.95	1,521	18,686	1,521

Total	382,692	7.10	984	171,561	1,164

        Movements in the number of employee ADS stock options outstanding are as follows:

	2005		2004
Options outstanding	ADS options	Weighted average exercise price US$	ADS options	Weighted average exercise price US$
As of January 1	1,066,800	15.54	20,000	16.51
Granted	981,000	17.46	1,102,000	15.53
Exercised	(26,300)	15.55	—	—
Cancelled	(230,350)	16.10	(55,200)	15.55

As of December 31	1,791,150	16.52	1,066,800	15.54

Options exercisable	163,650	15.60	5,000	16.51
Weighted average fair value of options granted (US$)	—	6.41	—	5.12

        The table below summarizes employee ADS stock options outstanding and exercisable as of December 31, 2005:

	Outstanding			Exercisable
Range of exercise price US$	ADS options	Average remaining contractual life years	Weighted average exercise price US$	ADS options	Weighted average exercise price US$
12–16	978,750	8.45	15.55	156,250	15.55
16–20	812,400	9.19	17.69	7,400	16.61

Total	1,791,150	8.78	16.52	163,650	15.60

        During 2005, 31,009 bearer stock options (2004: 4,530 bearer stock options) and 26,300 ADS stock options (none in 2004) were exercised yielding proceeds of CHF20.8 million or $16.2 million (2004: CHF2.7 million or $2.4 million). Bearer and ADS stock options canceled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of December 31, 2005 is 221,573 options (2004: 335,043 options).

Director stock option plan

        Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant ratably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. During 2005, 5,200 stock options (2004: 5,200 options) were granted to directors at a predetermined exercise price of CHF767 (2004: CHF772). During 2005, 4,120 director stock options were exercised, yielding proceeds of CHF2.4 million or $1.8 million (none in 2004). No director stock options were canceled in 2005 and 2004. There are 21,800 director stock options outstanding as of December 31, 2005 (2004: 20,720 director stock options) with a weighted average exercise price of CHF791 (2004: CHF755).

        The fair value of options granted was measured using a binomial model. The inputs into the model were as follows:

	2005	2004
	(%)	(%)
Dividend gross rate	1.11	1.07
Expected market bid volatility	22.11	21.78
Risk-free interest rate
Employee stock option plan—bearer stock options	2.5	2.7
Employee stock option plan—ADS stock options	4.8	4.4
Director stock option plan	2.3	3.0
Expected life, in years
Employee stock option plan—bearer stock options	8	8
Employee stock option plan—ADS stock options	8	8
Director stock option plan	5	5
Weighted average exercise price
Employee stock option plan—bearer stock options (CHF)	858	791
Employee stock option plan—ADS stock options (US$)	17.46	15.53
Director stock option plan (CHF)	767	772

        Actual dividend yield may vary from the assumptions used above. Expected volatility was determined by calculating the market bid volatility of the share price of bearer shares of Serono S.A. listed on the virt-X of the Swiss Stock Exchange and ADSs of Serono S.A. listed on the New York Stock Exchange.

        A total compensation expense of $18.9 million (2004: $12.6 million and 2003: $2.9 million) has been recognized during 2005 arising on share-based payment transactions related to stock options.

32.   Share purchase plans

Employee Share Purchase Plan

        The group has an Employee Share Purchase Plan (the "ESPP") covering substantially all of its employees. The ESPP is designed to allow employees to purchase every calendar year bearer shares or American depositary shares at 85% of the lower of the average market values in the ten days preceding the beginning and end of the calendar year. Shares purchased under the ESPP are granted in January of the following calendar year. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee's annual salary. In 2005, 20,940 bearer shares (2004: 20,301 bearer shares) were granted to employees at a price of CHF630 per share (2004: CHF654 per share). As of December 31, 2005, a total of $10.6 million (2004: $11.5 million) in contributions was held by the group to be used to purchase 21,904 bearer and American depositary shares on behalf of employees in January 2006. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of December 31, 2005 was $6.7 million (2004: $2.1 million and 2003: $4.0 million).

        Shares purchased under the ESPP that are held for one calendar year after the purchase date entitle each participant to receive, on a one-time basis in early January of each year, one matching share for every three shares purchased and held. In January 2005, 5,766 bearer shares (2004: 6,648 bearer shares) were distributed to employees. The accrued compensation cost related to the matching shares that will be distributed in January 2006 is $5.0 million (2004: $3.5 million and 2003: $4.8 million) and is calculated based on the number of matching shares multiplied by the year-end share price.

Director Share Purchase Plan

        The group has a share purchase plan reserved for its Board of Directors (the "DSPP"). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the "AGM") and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. During 2005, 1,348 bearer shares (2004: 1,518 bearer shares) were granted to the directors that participate in the plan.

Restricted Share Plan

        The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this plan generally have a three-year vesting period. During 2005, no shares (2004: 699 shares) were granted to employees.

Stock Grant Plan

        The group adopted a new Stock Grant Plan effective January 3, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this plan will vest evenly over three years.

33.   Commitments and contingencies

Collaborative agreements commitments

        The group entered into a number of commitments under collaborative agreements as described in note 36 to the consolidated financial statements. As part of these agreements the group has made commitments to make research and development and in-licensing payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. In the unlikely event that all the collaborators were to achieve all the contractual milestones, the group would be required to pay approximately $1,178.2 million. The estimated timing of the eventual payments is presented as follows:

	Contractual commitments	Potential milestone payments	Total
	(US$000)	(US$000)	(US$000)
2006	44,412	37,286	81,698
2007	18,523	80,790	99,313
2008	13,544	71,500	85,044
2009	11,954	129,000	140,954
2010	11,954	107,750	119,704
Thereafter	2,597	648,900	651,497

Total	102,984	1,075,226	1,178,210

        The group does not consider any single collaborative agreement to be sufficiently large a commitment that it could significantly impair the group's financial condition.

Operating lease commitments

        Payments made during 2005 on operating leases amounted to $31.7 million (2004: $31.0 million). Future minimum payments under non-cancelable operating leases, which totaled $120.3 million (2004: $141.9 million), are as follows:

(US$000)
2006	28,391
2007	18,036
2008	12,524
2009	10,638
2010	10,055
Thereafter	40,652

Total	120,296

Capital and other commitments

        Capital commitments as of December 31, 2005 related to tangible fixed assets were $72.7 million (2004: $180.9 million). The group entered into various purchase commitments for services and materials as part of the ordinary business. With respect to the disposal of Bourn Hall Ltd on December 21, 2005, the group entered into a service commitment to purchase clinical trial services of $18.0 million in total over a three-year period. These commitments are not in excess of current market prices and reflect normal business operations.

Contingencies

        As part of the ordinary course of the business, the group is subject to contingent liabilities in respect of certain litigation in various countries around the world. The group is also party to various legal proceedings including alleged breach of contract and patent infringements cases and other matters as described in note 23.

34.   Financial instruments

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

Foreign currency exchange rates

        The group presents its consolidated financial statements in US dollars. As a consequence of the global nature of Serono's business, the group is exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. The group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the US dollar to achieve relatively stable and predictable cash flows. Net investments in Serono affiliates with a functional currency other than the US dollar are of long-term nature and the group does not hedge such foreign currency translation exposures.

Interest rates

        The group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. The group's exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity and to a lesser extent through the use of interest rate swaps that are sensitive to interest movements. To limit the group's exposure to future fluctuations in interest rates, the group has also entered into delayed start swaps that fix the interest rate on the anticipated post-completion financing related to the new headquarter and research centre.

Counterparty risk

        Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities that are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

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

Commodities

        The group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

Derivative financial instruments

        The fair values of derivative financial instruments, calculated as if all the instruments were closed out at the year-end, are as follows as of December 31, 2005 and 2004:

	As of December 31, 2005		As of December 31, 2004
	Positive fair values	Negative fair values	Positive fair values	Negative fair values
	(US$000)	(US$000)	(US$000)	(US$000)
Foreign currency derivatives
Currency options (note 14)	1,342	—	1,065	—
Forward foreign exchange contracts (note 24)	6,880	(14,186)	16,180	(8,950)
Interest rate derivatives
Interest rate swaps — fair value hedges	—	—	—	(1,728)
Interest rate swaps — cash flow hedges (note 25)	—	(19,483)	—	(13,717)

Total	8,222	(33,669)	17,245	(24,395)

        The positive and negative fair values represent the market values if the instruments were closed out at the year-end, based on available market prices, and are the same as the carrying values in the consolidated balance sheets. Foreign currency derivatives mature in 2006, and interest rate swaps that qualify as cash flow hedges mature in 2017. As of December 31, 2005, the fixed interest rate was 3.79% (2004: 2.56% to 3.79%) and the main floating rate was Swiss franc LIBOR. The fair value exposure of interest rate derivatives as of December 31, 2005 to interest rate changes would indicate a $17.6 million increase in the fair value of interest rate derivatives assuming an unfavorable one percent decrease in interest rates. The contract or underlying principal amounts of the outstanding interest rate swaps as of December 31, 2005 were $300.0 million (2004: $315.0 million).

35.   Principal shareholders

        As of December 31, 2005, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of the capital and 67.09% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.79% of the capital and 8.61% of the voting rights of Serono S.A.

36.   Collaborative agreements

        Financial terms for certain collaborative agreements described below have not been disclosed, in accordance with confidentiality requirements within the agreements.

        Up-front fees related to collaborative agreements totaled $74.4 million in 2005, $71.1 million in 2004 and $4.0 million in 2003. Under the same agreements, milestone payments totaled $9.9 million in 2005, $40.1 million in 2004 and $32.5 million in 2003 and research and development payments totaled $57.5 million, $6.2 million and $17.2 million in 2005, 2004 and 2003, respectively. The amortization charges in respect of the amounts capitalized for collaborative agreements totaled $25.1 million, $22.1 million and $19.2 million in 2005, 2004 and 2003, respectively.

Collaborative agreements for 2005

        Serono and Rigel Pharmaceuticals, Inc. signed an agreement under which Serono was granted an exclusive worldwide license to develop and commercialize product candidates from Rigel's Aurora kinase inhibitor program. The license is worldwide, except for Japan, which Serono has an option to include at any time within the two years following signature of the agreement. Rigel's Aurora kinase inhibitors are cancer drug candidates, which have been shown in laboratory and animal trials to inhibit proliferation of cancer cells and trigger cell death in cervix, colon, lung, pancreas and prostate cancer. Rigel's lead oncology drug candidate is R763, a highly potent inhibitor of Aurora kinase. Serono will be responsible for the further development and commercialization of R763, as well as any other product candidates arising from Rigel's Aurora kinase inhibitor program. Under the terms of the agreement, Rigel received an initial payment totaling $25.0 million, comprised of a license fee of $10.0 million and a purchase of $15.0 million of Rigel's common stock, at a premium to the market price. With additional development and sales-based milestones, Rigel could receive up to $160.0 million in total as well as royalties on any eventual product sales of Aurora kinase inhibitors developed under the agreement. The license fee and the premium have been capitalized as an intangible asset. The purchase of common stock was recorded at fair market value as an available-for-sale equity investment.

        Serono entered into two agreements with Genmab A/S. Under the second agreement, Genmab granted Serono exclusive worldwide rights to develop and commercialize HuMax-CD4. HuMax-CD4 is a fully human monoclonal antibody in development for the treatment of cutaneous and non-cutaneous T-cell lymphomas. It is currently in a pivotal Phase III trial in cutaneous T-cell lymphoma (CTCL) and a Phase II trial in non-cutaneous T-cell lymphoma (NCTCL). Under the terms of the agreement Serono paid a license fee of $20.0 million and purchased shares of Genmab's common stock for $50.0 million at a premium to the market price. Genmab may receive up to $215.0 million in total payments, including the license fee and equity purchase, milestone payments for regulatory submissions and approvals of HuMax-CD4 in CTCL and NCTCL in the United States, Europe and Japan, and payments based on the achievement of certain sales milestones. Genmab is entitled to receive royalties on global sales of HuMax-CD4. Serono will be responsible for all future development costs for HuMax-CD4 and for future manufacturing of the product. Genmab will continue to conduct the ongoing clinical trials. The up-front fee and the premium on the purchase of equity have been capitalized as an intangible asset. The purchase of common stock was recorded as an available-for-sale equity investment. Under the first agreement, Genmab granted Serono exclusive worldwide rights to develop and commercialize HuMax-TAC, currently in pre-clinical development. The product is a fully human monoclonal antibody targeting the TAC antigen (also known as CD25 or IL-2Ra). By inhibiting the proliferation of T-cells, HuMax-TAC may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune disorders, inflammatory and hyperproliferative skin disorders, as well as organ transplant rejection. Under the agreement, Genmab received an up-front payment of $2.0 million and is entitled to potential milestone payments of up to $38.0 million and royalties on any eventual sales of the product. Serono will be responsible for all future development costs for HuMax-TAC. The up-front fee has been capitalized as an intangible asset.

        Serono and NovImmune S.A. entered into an exclusive worldwide agreement to develop and commercialize two of NovImmune's fully human monoclonal antibodies, NI-0401and NI-0501, which may have therapeutic potential in a broad range of autoimmune diseases. Under the terms of the agreement, NovImmune is responsible for the development of the two products until the completion of Phase IIa clinical trials, after which Serono will take over further development. Under the terms of the agreement, Serono paid a license fee of $5.0 million for the two products, made a CHF7.5 million equity investment in NovImmune and in December 2005, lent NovImmune CHF7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at maturity. Based on the successful development and initial registration of the products, NovImmune may receive up to $105.0 million in future milestone payments. In addition, NovImmune may receive further milestone payments based on approval of the products for additional indications, and will also be entitled to receive undisclosed royalties based on eventual sales of the products. The license fee has been capitalized as an intangible asset and the purchase of common stock was recorded as an investment in associate.

        Serono and BioMarin Pharmaceutical Inc. entered into a strategic alliance for the further development and commercialization of two BioMarin product candidates, Phenoptin (sapropterin hydrochloride) and Phenylase (phenylalanine ammonia lyase). Both products have shown potential in the treatment of phenylketonuria (PKU) and there is preliminary evidence suggesting that the active ingredient in Phenoptin may be useful in the treatment of other serious diseases, including diabetes and cardiovascular diseases. Under the terms of the agreement, Serono acquired exclusive rights to market the products in all territories outside the United States and Japan. Serono made an up-front payment of $25.0 million to BioMarin, and will make additional milestone payments of up to $232.0 million based on the successful development and registration of both products in multiple indications, of which $45.0 million are associated specifically with Phenoptin in PKU. Serono will pay BioMarin undisclosed royalties on its sales of the products. The companies will share equally all development costs following successful completion of Phase II trials for each product candidate in each indication. The up-front fee has been capitalized as an intangible asset.

        Serono and Syntonix Pharmaceuticals Inc. have entered into an agreement under which Serono licensed worldwide exclusive rights to Syntonix' Transceptor and SynFusion technologies for the development and commercialization of interferon-beta products for multiple sclerosis. Under the terms of the agreement, Serono will be responsible for all further development and commercialization of the product. Syntonix received an up-front license fee and will be eligible for development milestones and royalties upon commercialization. The license fee has been capitalized as an intangible asset.

Collaborative agreements for 2004

        Serono and CancerVax Corporation entered into a worldwide collaboration for the development and commercialization of Canvaxin, an investigational specific active immunotherapy product being developed for the treatment of advanced-stage melanoma. Under the terms of the agreement, Serono paid CancerVax an up-front fee of $25.0 million and purchased one million shares of CancerVax common stock for $12.0 million. The up-front fee has been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

        Serono entered into an agreement with Micromet AG to develop and commercialize Micromet's MT201 (adecatumumab), a pan-carcinoma monoclonal antibody directed against the epithelial cell adhesion molecule Ep-CAM for the treatment of prostate and metastatic breast cancer. Under the terms of the agreement, Micromet received an initial license fee of $10.0 million and will receive additional milestone payments of up to $138.0 million if the product is successfully developed and registered worldwide in three or more indications. In addition, Micromet will receive undisclosed royalties based on net sales of the product. The license fee has been expensed as research and development expense.

        Serono and Inpharmatica Ltd extended the collaborative research agreement signed in 2001. Under the expanded agreement, Inpharmatica received an up-front fee for granting Serono additional rights to novel protein sequences delivered under the collaboration. The up-front fee has been expensed as research and development expense.

        Serono has amended its agreement with Regeneron Pharmaceuticals Inc. signed in 2002. Under the amended agreement, Serono will pay Regeneron up to $4.0 million annually for up to five years, which will be expensed as research and development expense. In 2005 the agreement was re-amended and Serono will pay Regeneron up to $1.9 million annually for up to five years, which will be expensed as research and development expense

        Serono and Nautilus Biotech signed a worldwide agreement to develop the next-generation of human growth hormone, with improved biological, pharmacological and clinical profiles. Under the terms of the agreement, Nautilus received an up-front fee. The up-front fee has been expensed as research and development expense.

        Serono entered into an agreement with Paratek Pharmaceuticals Inc. to discover, develop and commercialize an orally available disease modifying treatment for multiple sclerosis (MS). Under the terms of the agreement, Paratek received an up-front fee, a loan convertible into Paratek stock and will receive research funding and milestone payments related to development progress and regulatory milestones. In addition to up-front consideration, Paratek would receive $38.0 million in milestone payments for the first product to be successfully developed and registered in MS. The initial fees have been expensed as research and development expense.

        Serono and ZymoGenetics Inc. entered into a broad alliance to research, develop and commercialize novel protein and antibody therapeutics based on discoveries made by ZymoGenetics. As part of this alliance, Serono will gain access to a portfolio of Zymogenetics' genes and proteins, will have rights over the next five years to license up to twelve products, and will have exclusive worldwide rights to develop and commercialize products based on Fibroblast Growth Factor 18 (FGF-18) and the Interleukin 22 Receptor (IL-22R). In addition, the companies will co-develop Interleukin 31 (IL-31). Under the terms of the partnership, Serono paid ZymoGenetics an up-front fee of $20.0 million in exchange for the rights to license proteins over the next five years, paid $11.3 million for entering into three license agreements and purchased $50.0 million of ZymoGenetics' common stock. Serono will pay a series of milestone payments, will share all profits from the co-commercialization of products in the United States for which ZymoGenetics has co-funded development, and will pay royalties on eventual sales of the products outside the United States and, to the extent ZymoGenetics elects not to co-develop products, on product sales in the United States. The up-front fee and license fees have been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

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

Collaborative agreements for 2003

        Serono and Genentech Inc. extended in 2003 the international license agreement for Raptiva signed in 2002 to include an additional fifteen Asian countries. Serono will now develop and market Raptiva worldwide outside the United States and Japan. All payments under the extension of the international license agreement have been expensed as research and development expense.

        Serono and OSI Pharmaceuticals Inc. entered into an agreement under which OSI Pharmaceuticals will market and promote Novantrone for its approved oncology indications in the United States. Serono will continue to market and promote Novantrone in the United States for its approved multiple sclerosis indication and will record all sales of Novantrone in the United States for all indications. Under the terms of the agreement, Serono received initial fees totaling $55.0 million plus ongoing maintenance fees in return for commissions paid to OSI on net sales of the product in oncology. The initial fees have been recorded as deferred income and will be offset against commissions paid to OSI on a straight-line basis over the patent life of Novantrone.

        In 2002, Serono and Pfizer Inc. entered into a co-promotion agreement for Serono's multiple sclerosis treatment Rebif in the US. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200.0 million, will share all commercialization and development costs in the US, and will receive payments based on Rebif sales in the US. Serono will record all sales and continue to distribute the product in the US. Serono will continue to be sole marketer for Rebif in the rest of the world. The up-front fee of $200.0 million has been recorded as deferred income and is being offset against payments made to Pfizer based on Rebif sales in the US on a straight-line basis over the term of the agreement.

37.   Related parties

        In 2005, Serono continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as its headquarters' facilities. The lease provides for a rent of approximately $1.2 million (2004: $1.1 million) per year. In addition, Serono has sub-leased a portion of the same building mentioned above to a company that is controlled by Ernesto Bertarelli. The lease payments to Serono in 2005 were approximately $0.2 million (2004: $0.3 million).

        The group has sub-leased a portion of the Serono Biotech Center located in Switzerland to a company that is indirectly controlled by Ernesto Bertarelli. The lease agreement expired on June 30, 2005 and has been extended until December 31, 2006. The lease payments to Serono in 2005 amounted to approximately $0.1 million (2004: $0.1 million).

        In 2005, the company made use of a private jet owned by a company that is indirectly controlled by Ernesto Bertarelli for business-related travel. During 2005, the group paid rental fees for the jet totaling approximately $1.3 million (2004: $2.3 million).

        In 2005, a company that is indirectly controlled by Ernesto Bertarelli provided certain media production services to the group for events such as the Annual General Meeting of Shareholders and employee sessions. Services totaling $0.4 million (2004: $0.2 million) have been provided for the year ended December 31, 2005.

        There is a loan outstanding to a member of the Executive Management Board. The loan was issued on July 1, 2002 and accrues fixed interest at 3.0% per year. The total amount outstanding as of December 31, 2005 was CHF0.4 million or approximately $0.3 million (2004: CHF0.7 million or approximately $0.6 million). Interest is paid on April of each year, with the principal repayable on September 30, 2006. Two loans to members of the Executive Management Board were fully repaid in 2005.

        In 2005, the group acquired an equity investment in NovImmune S.A. ("NovImmune"), a drug development company located in Switzerland. Serono paid a license fee of $5.0 million, made a CHF7.5 million equity investment in NovImmune and, in December 2005, lent NovImmune CHF7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at 5.0% per year. Maturity date is on the fifth anniversary of the first drawdown of the loan. The group and NovImmune collaborate in the development of two novel treatments for autoimmune diseases. Under the terms of the agreement, NovImmune is responsible for the development of two products until the completion of Phase IIa clinical trial, after which the group will take over further development. Based on the successful development and initial registration of the products, NovImmune may receive up to $105.0 million in future milestone payments and will be entitled to receive royalties based on eventual net sales of the products.

        In 2004, the group acquired an equity investment in Integrated Solutions S.A., an information systems consulting company located in Switzerland. The group entered into a master service agreement with Integrated Solutions S.A. for the provision of information technology services. In 2005, Integrated Solutions S.A. provided services in the amount of $6.0 million (2004: $4.3 million), of which $0.4 million (2004: $0.6 million) remained payable as of December 31, 2005.

        The group sold, in 2005, its equity investment in Cansera International, Inc. ("Cansera"), a Canadian company specializing in sterile animal sera and cell culture products.. Total company purchases from Cansera for 2005 were $0.5 million (2004: $1.5 million), with no amount payable (2004: $0.1 million) to Cansera as of December 31, 2005.

Key management personnel compensation

        Key management personnel are defined as the members of the Serono Executive Committee and the Board of Directors. Their compensation was as follows:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Fees, salaries and other short-term benefits	17,468	14,071	12,269
Post-employment benefits	928	585	618
Termination benefits	—	1,282	941
Share-based compensation	1,415	2,586	2,219

Total	19,811	18,524	16,047

38.   Principal operating companies

	As of December 31, 2005
Company	Segment	Currency	Share Capital	Ownership		Location	Activity
Serono International S.A.	Western Europe	CHF	5,500,000	100%		Switzerland	/*\
Serono Pharma Schweiz, branch of Serono International S.A.	Western Europe	CHF	—	100%		Switzerland				\*/
Serono Pharmaceutical Research Institute, division of Serono International S.A.	Western Europe	CHF	—	100%		Switzerland			•
Ares Trading S.A.	Western Europe	CHF	500,000	100%		Switzerland				\*/
Laboratoires Serono S.A.	Western Europe	CHF	11,009,000	100%		Switzerland		/*/	•
Laboratoires Serono S.A., branch in Corsier-sur-Vevey	Western Europe	CHF	—	100%		Switzerland		/*/	•
Serono Benelux B.V.	Western Europe	EUR	613,808	100%		The Netherlands				\*/
Serono Benelux B.V., Belgian Branch	Western Europe	EUR	—	100%		Belgium				\*/
Serono France S.A.	Western Europe	EUR	1,456,560	100%		France			•	\*/
Serono GmbH	Western Europe	EUR	512,000	100%		Germany				\*/
Serono Hellas A.E.	Western Europe	EUR	1,529,062	100%		Greece				\*/
Industria Farmaceutica Serono S.p.A.	Western Europe	EUR	656,250	96.67	%(1)	Italy		/*/	•	\*/
Istituto di Ricerche Biomediche "Antoine Marxer' RBM S.p.A.	Western Europe	EUR	5,046,000	97.97%		Italy			•
Serono España S.A.	Western Europe	EUR	2,400,000	100%		Spain		/*/		\*/
Serono Portugal Lda	Western Europe	EUR	523,739	100%		Portugal				\*/
Serono Nordic AB	Western Europe	SEK	250,000	100%		Sweden				\*/
Serono Ltd	Western Europe	GBP	800,000	100%		UK				\*/
Serono (Europe) Ltd	Western Europe	GBP	50,001	100%		UK			•
Serono Ilaç Pazarlama ve Ticaret A.S.	Western Europe	TRL	153,835	100%		Turkey				\*/
Serono Inc.	North America	USD	1,000	100%		USA			•	\*/
Serono Reproductive Biology Institute Inc.	North America	USD	100	100%		USA			•
Serono Canada, Inc.	North America	CAD	1	100%		Canada				\*/
Serono Argentina S.A.	Latin America	ARS	1,100,000	100%		Argentina				\*/
Serono Produtos Farmaceuticos Ltda	Latin America	BRL	8,882,288	100%		Brazil				\*/
Serono de Colombia S.A.	Latin America	COP	52,200,000	100%		Colombia				\*/
Serono de Mexico S.A. de C.V.	Latin America	MXN	85,878,407	100%		Mexico		/*/		\*/
Ares Trading Uruguay S.A.	Latin America	UYP	570,000	100%		Uruguay				\*/
Serono de Venezuela S.A.	Latin America	VEB	117,900,000	100%		Venezuela				\*/
Serono Korea Co Ltd	Asia-Pacific	KRW	4,376,800,000	100%		Korea				\*/
Serono Singapore Pte Ltd	Asia-Pacific	SGD	630,000	100%		Singapore				\*/
Serono Singapore Pte Ltd, Taiwan Branch	Asia-Pacific	TWD	—	100%		Taiwan				\*/
Serono (Thailand) Co Ltd	Asia-Pacific	THB	1,250,000	100%		Thailand				\*/
Serono Hong Kong Ltd	Asia-Pacific	HKD	1,000,020	100%		Hong Kong				\*/
Serono Japan Co Ltd	Japan	JPY	100,000,000	100%		Japan				\*/
Serono Australia Ltd	Oceania	AUD	60,000	100%		Australia				\*/
Serono Israel Ltd	Middle East	ILS	7,000	100%		Israel				\*/
Inter-Lab Ltd	Middle East	ILS	61,478	100%		Israel			•
Serono South Africa (Pty) Ltd	Africa	SAR	1,000	100%		South Africa				\*/
Serono Austria GmbH	Eastern Europe	EUR	108,065	100%		Austria				\*/
Serono Pharma Services S.r.o.	Eastern Europe	CZK	1,400,000	100%		Czech Republic				\*/
Serono d.o.o.	Eastern Europe	HRK	20,000	100%		Croatia				\*/

/*/
Production: This company performs manufacturing and/or production activities for the group.

•
Research and Development: This company performs research and development activities for the group.

\*/
Sales: This company performs marketing, export and trading activities for the group.

/*\
Headquarters: This company serves as headquarter of the group.

(1)
Industria Farmaceutica Serono S.p.A. holds 3.02% of its own shares (treasury shares).

39.   Significant differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP)

        The group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net (loss)/income and shareholders' equity are set out in the tables below:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Net (loss)/income reported under IFRS	(105,292)	481,328	397,377
US GAAP adjustments
(a) Purchase Accounting: Serono Genetics Institute S.A.	—	—	(8,916)
(b) Purchase accounting: Business combinations	—	—	(3,303)
(c) Purchase accounting: IFRS goodwill amortization	—	5,092	6,358
(d) Pension provisions	(417)	(779)	(374)
(e) Deferred taxes	(26,701)	(30,437)	903
(f) Convertible bond	4,920	4,660	366
(g) Share-based compensation	(10,817)	(12,886)	(18,627)
(h) Intangible assets	(84,349)	—	—
(i) Minority interest	(822)	(1,653)	(327)
(j) Employee Share Purchase Plan	—	—	3,855
Other	2,555	1,898	(3,841)
Deferred tax effect of US GAAP adjustments	7,595	(1,665)	3,304

Net (loss)/income reported under US GAAP	(213,328)	445,558	376,775

	US$	US$	US$
Basic (loss)/earnings per bearer share reported under US GAAP	(14.64)	29.17	23.80
Basic (loss)/earnings per registered share reported under US GAAP	(5.86)	11.67	9.52
Diluted (loss)/earnings per bearer share reported under US GAAP	(14.64)	29.12	23.76
Diluted (loss)/earnings per registered share reported under US GAAP	(5.86)	11.65	9.50
	As of December 31
	2005	2004
	(US$000)	(US$000)
Shareholders' equity reported under IFRS	2,170,942	2,453,776
US GAAP adjustments
(a) Purchase accounting: Serono Genetics Institute S.A.	(35,745)	(35,745)
(b) Purchase accounting: Business combinations	12,158	12,158
(c) Purchase accounting: IFRS goodwill amortization	14,407	14,407
(d) Pension provisions	9,573	9,990
(e) Deferred taxes	(58,746)	(32,045)
(f) Convertible bond	(14,704)	(22,478)
(h) Intangible assets	(84,349)	—
(i) Minority interest	(911)	(3,343)
Other	—	(2,555)
Deferred tax effect of US GAAP adjustments	11,741	4,146

Shareholders' equity reported under US GAAP	2,024,366	2,398,311

        Components of shareholders' equity in accordance with US GAAP are as follows:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Share capital	235,555	254,420
Additional paid in capital	567,160	1,094,738
Treasury shares	(372,724)	(987,489)
Retained earnings	1,610,480	1,934,190
Accumulated other comprehensive income
Currency translation adjustment	(9,961)	66,421
Unrealized market value adjustment on available-for-sale securities (net of taxes of ($1,001) and $438)	13,281	49,748
Unrealized market value adjustment on cash flow hedges (net of tax of $0 and $0)	(19,425)	(13,717)

Shareholders' equity reported under US GAAP	2,024,366	2,398,311

        The changes of shareholders' equity in accordance with US GAAP are as follows:

	2005	2004
	(US$000)	(US$000)
Balance as of January 1 reported under US GAAP	2,398,311	2,855,473
Purchase of treasury shares	—	(833,148)
Issue of share capital	35,878	24,167
Issue of call options on Serono shares	262	—
Share-based compensation	32,182	25,607
Net (loss)/income reported under US GAAP	(213,328)	445,558
Dividend—bearer shares	(76,992)	(71,096)
Dividend—registered shares	(33,390)	(28,258)
Currency translation adjustment	(76,382)	(21,050)
Net unrealized market value adjustment on available-for-sale securities	(36,467)	14,698
Net unrealized market value adjustment on cash flow hedges	(5,708)	(13,717)
Minimum pension liability adjustment	—	77

Balance as of December 31 reported under US GAAP	2,024,366	2,398,311

(a)
The accounting treatment for the 2002 acquisition of Serono Genetics Institute S.A. under IFRS is different from the accounting treatment under US GAAP. In accordance with SFAS No. 141, "Business Combinations" the fair value of acquired in-process research and development ("IPR&D") projects is considered to be a separate asset that must be expensed immediately following the acquisition, unless there is an alternative future use. Under IFRS, acquired IPR&D projects are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, "Intangible Assets", in which case they should be capitalized as intangible assets as part of the purchase price allocation.

(b)
Prior to January 1, 1995, all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, was written off directly to equity in accordance with IFRS existing at that time. Under US GAAP, the difference between the purchase price and the fair value of net assets acquired as part of a pre-1995 business combination would have been capitalized as goodwill and, until December 31, 2001, amortized through the income statement over the estimated useful life. Effective January 1, 2002, the group adopted SFAS No. 142, "Goodwill and Other Intangible Assets". According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested for impairment at least annually. Therefore, there was no amortization charge in 2005 and 2004 under US GAAP. There was no impairment loss recognized in 2005 and 2004 in accordance with SFAS No. 142.

(c)
In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. Similarly, under IFRS 3 "Business Combinations", which became effective as of January 1, 2005, all goodwill is considered to have an indefinite life and is no longer amortized but tested annually for impairment. Therefore, no reconciliation difference exists in 2005 (2004: $5.1 million of goodwill amortization was added to arrive at net income reported under US GAAP).

(d)
For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits". IAS 19 (revised 1993), in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income net of tax.

(e)
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

(f)
In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging

  Activities", all proceeds received from the issuance of the convertible bond should be allocated to long-term debt. Under IFRS, the proceeds of the bond were bifurcated and recognized as separate liability and equity components. The amount of financial expense recognized under IFRS exceeds the amount of financial expense recognized under US GAAP due to the differences in the amounts initially recognized under IFRS and US GAAP. In 2005, $4.9 million (2004: $4.7 million) has been added back to arrive at net income under US GAAP. The equity component initially recognized under IFRS of $24.6 million was reported as a reserve within shareholders' equity. However, under US GAAP, this reserve is removed from shareholders' equity and recorded as long-term debt on the consolidated balance sheet.

(g)
In December 2004, the FASB issued SFAS 123(R), "Share-Based Payments", which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123(R) is the same as Serono's current policy in accordance with IFRS 2 "Share-Based Payments". However, there are differences in the transition rules related to the timing and the valuation models used to determine the fair value of options granted, which results in a difference between IFRS and US GAAP. In accordance with IFRS 2 transitional provisions, IFRS 2 has been adopted retroactively for all stock options granted after November 7, 2002 and not yet vested as of January 1, 2005. However, under US GAAP, the group adopted the modified-retrospective transition method allowed by SFAS 123(R) under which US GAAP net income for 2004 and 2003 has been adjusted to show the pro-forma SFAS 123 expense disclosed in previous financial statements as actual expense for the periods.

(h)
In accordance with IAS 38 (revised) "Intangible Assets", intangible assets, separately acquired as part of in-licensing agreements after January 1, 2005 are capitalized even if they have not yet achieved technical feasibility. For US GAAP purposes, these separately acquired intangible assets would be immediately expensed as research and development expense. In 2005, $84.4 million of separately acquired intangible assets, as part of collaborative agreements, were capitalized in accordance with IFRS. However, these were deducted to arrive at net (loss)/income reported under US GAAP.

(i)
In accordance with IAS 27 (revised) "Consolidated and Separate Financial Statements", minority interests are disclosed in the consolidated income statements as an attribution of net (loss)/income and in the consolidated balance sheets as part of total shareholders' equity. However, minority interests are deducted in determining net (loss)/income reported under US GAAP.

(j)
For US GAAP purposes, the Employee Share Purchase Plan (the "ESPP") as described in note 32 has been accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" existing at that time. With the adoption of SFAS 123(R), "Share-Based Payments", which superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees" IFRS and US GAAP accounting rules in this area are essentially the same.

Additional US GAAP Disclosures

A.    Purchase accounting: Serono Genetics Institute S.A.

        On September 12, 2002, the group acquired 92.47% of the share capital of Serono Genetics Institute S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination in accordance with SFAS 141, "Business Combinations". During 2003, the group increased its ownership to 100% by acquiring the remaining outstanding shares of Serono Genetics Institute S.A. The final purchase price allocation under US GAAP resulted in acquired IPR&D of $35.7 million and goodwill of $47.5 million. The components of shareholders' equity and net income adjustments related to the US GAAP purchase accounting adjustments are as follows:

	As of December 31, 2005
	Shareholders' equity	Net income
	(US$000)	(US$000)
IPR&D	(35,745)	—
IFRS Goodwill amortization	10,960	—

Total	(24,785)	—

	As of December 31, 2004
	Shareholders' equity	Net Income
	(US$000)	(US$000)
IPR&D	(35,745)	—
IFRS Goodwill amortization	10,960	4,104

Total	(24,785)	4,104

B.    Purchase accounting: Goodwill and other intangibles

        There were no changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2005 and 2004. All goodwill components were tested for impairment during 2005 and 2004. The fair value of the business was determined using the expected present value of future cash flows.

        The following table sets out, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related information", the carrying amount of goodwill under US GAAP by the geographical segment in which the reporting unit is located:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Western Europe	52,562	52,562
Middle East, Africa and Eastern Europe	22,382	22,382

Total	74,944	74,944

        In accordance with SFAS 142, "Goodwill and Other Intangible Assets", intangible assets with indefinite lives and goodwill are no longer amortized, but tested annually for impairment. Goodwill is the only intangible asset with an indefinite life.

        The remaining weighted average amortization period of intangible assets with definite lives as of December 31, 2005 was 5.1 years (2004: 5.8 years). The aggregated amortization expense for intangible assets with definite lives was $41.7 million and $33.7 million for the years ended December 31, 2005 and 2004, respectively.

        The estimated amortization expense for intangible assets for the next five years is as follows:

(US$000)
2006	39,404
2007	37,966
2008	38,012
2009	22,456
2010	19,454

C.    Pension provisions

        The following tables provide a reconciliation of the changes in the benefit obligation and fair value of the plan assets and a statement of the funded status for the group's defined benefit pension plans as of December 31, 2005 and 2004, respectively:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Benefit obligation
As of January 1	205,090	168,544
Service cost	26,708	24,630
Interest cost	8,338	7,913
Actuarial loss/(gain)	5,937	(3,716)
Benefit payments	(9,440)	(6,925)
Currency adjustments	(26,378)	14,644

As of December 31	210,255	205,090

Plan assets at fair value
As of January 1	186,774	145,687
Actual return on plan assets	16,651	11,240
Employer contributions	18,486	15,198
Employee contributions	7,470	7,101
Benefit payments	(9,440)	(6,925)
Currency adjustments	(25,891)	14,473

As of December 31	194,050	186,774

Funded status
As of December 31	16,205	18,316
Unrecognized actuarial gain	24,522	31,499
Minimum pension liability	—	—

Net amount recognized	40,727	49,815

Accrued benefit liability	40,727	49,815

        The accumulated benefit obligation for the group's defined benefit pension plans was $199.0 million as of December 31, 2005 ($195.3 million as of December 31, 2004).

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Current service cost	19,238	17,529	14,960
Interest cost	8,338	7,913	6,014
Expected return on plan assets	(9,251)	(8,609)	(6,762)
Amortization of transition obligation	—	—	374
Amortization of unrecognized actuarial gain	(1,188)	(674)	(1,342)

Net periodic benefit cost	17,137	16,159	13,244

Decrease in minimum pension liability	—	(128)	(2,758)

        Unrecognized actuarial gain and loss in excess of 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active participants.

        SFAS No. 132 (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132", requires the following additional information:

        Investment policies and strategies are determined separately for each of the defined benefit pension plans. The group's main defined benefit pension plan, the Swiss plan, contributes approximately 83% of the total benefit obligation in 2005. For the Swiss defined benefit pension plan, the Foundation Board sets the investment policy, including the relevant investment requirements and investment and risk limits. The objective of the investment policy is to maximize return while limiting risks through a balanced portfolio of investments. Within each plan asset category, a diversified mix of individual equity and debt securities, real estate and investments in funds is selected. Equity securities are targeted at a maximum of 35% of the portfolio. Real estate investments are limited to domestic real estate at a maximum of 50% of the portfolio. Direct investments in Serono shares or derivatives on Serono shares are not allowed.

        The group's US subsidiary, Serono Holding, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono Holding, Inc., which amounted to approximately $2.0 million, $1.4 million and $1.2 million for the three years ended December 31, 2005, 2004 and 2003, respectively.

D.    Financial assets

        The US GAAP carrying values of financial assets equal the IFRS carrying values. The components of short-term and long-term available-for-sale financial assets are provided in note 19.

        Proceeds from sales of available-for-sale debt securities in 2005 were $807.5 million (2004: $654.6 million). There were no gross realized gains on available-for-sale debt securities in 2005 (2004:

$1.8 million). Gross realized losses on available-for-sale debt securities in 2005 were $0.1 million (2004: $1.4 million). The net unrealized gains from available-for-sale debt securities included as a separate component of shareholders' equity under US GAAP was $11.0 million as of December 31, 2005 (2004: net unrealized gain of $12.6 million).

        The maturities of the available-for-sale debt securities as of December 31, 2005 and 2004, respectively, are as follows:

	2005	2004
	(US$000)	(US$000)
2005	—	784,714
2006	565,192	560,703
2007	353,813	217,779
2008	129,956	—
2009	112,808	—

Total	1,161,769	1,563,196

E.    Derivative financial instruments

        There were no gains or losses recognized in 2005 on options settled in Serono bearer shares that require a net cash settlement.

F.     Non-derivative financial instruments

        Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term financial assets and investments in associates. Non-derivative liabilities consist of bank advances and short-term and long-term financial debts, including the convertible bond. The convertible bond is recognized in the consolidated balance sheets as of December 31, 2005 and 2004 for US GAAP purposes as follows:

	2005	2004
	(US$000)	(US$000)
Face value of convertible bond issued on November 26, 2003	465,261	465,261
Transaction costs	(6,611)	(6,611)

Liability on initial recognition on November 26, 2003	458,650	458,650
Cumulative interest expense	19,189	9,853
Cumulative interest paid	(5,029)	(2,629)
Cumulative translation adjustment	(10,741)	64,394

Liability as of December 31	462,069	530,268

        The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term financial assets and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the marketable securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term financial debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The fair value of the convertible bond is determined based on quoted market price as of December 31, 2005 and 2004. The estimated fair values and maturities of the long-term financial debts are provided in note 21 and 22.

G.    Current and deferred taxes

        Deferred tax assets and liabilities under US GAAP consist of the following:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Deferred tax assets
Tax losses carried forward	95,369	47,764
Various research and development tax credits carried forward	29,774	30,448
Depreciation and amortization	25,606	37,045
Inventories	43,068	63,617
Accrued expenses	19,181	20,090
Return provisions	9,013	11,487
Other	6,651	(15,488)

Total deferred tax assets	228,662	194,963
Less valuation allowance	(50,888)	(24,395)

Total net deferred tax assets	177,774	170,568

Deferred tax liabilities
Depreciation and amortization	8,203	4,723
Inventories	19,097	29,745
Other	(8,984)	(10,226)

Total deferred tax liabilities	18,316	24,242

Net deferred taxes	159,458	146,326

        Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction. Valuation allowances have been established for certain deferred tax assets related primarily to net operating losses carried forward and portions of other deferred tax assets for which the group determined that it was more likely than not that these benefits would not be realized. The company has revised the components of deferred taxes for 2004 by decreasing the amounts presented as "other" and the valuation allowance by $22.5 million. This revision has no impact on reported net deferred tax assets. A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable, which would result in a decrease in the group's effective tax rate.

        Deferred tax assets and liabilities under US GAAP, broken out into current and non-current, are as follows:

	As of December 31
	2005	2004
	(US$000)	(US$000)
Current deferred tax assets	83,906	101,199
Non-current deferred tax assets	93,868	69,369

Total net deferred tax assets	177,774	170,568

Current deferred tax liabilities	1,491	1,829
Non-current deferred tax liabilities	16,825	22,413

Total deferred tax liabilities	18,316	24,242

H.    Share-based compensation

        In December 2004, the FASB issued SFAS 123(R), "Share-Based Payments", which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123 (R) offers alternative methods for determining fair value. In April 2005, the SEC issued a new rule that allows companies to implement SFAS 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The group has adopted the modified-retrospective transition method allowed by SFAS 123 (R).

I.     Advertising costs

        The group expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $111.4 million, $100.4 million and $77.0 million for the three years ended December 31, 2005, 2004 and 2003, respectively.

J.     Shipping and handling costs

        The group includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $33.1 million, $31.3 million and $25.7 million for the three years ended December 31, 2005, 2004 and 2003 respectively.

K.    Shares issued and outstanding

        Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The group discloses this information in note 27 to the consolidated financial statements.

F-79

L.    Consolidated statements of cash flows

        Consolidated statements of cash flows of the group are prepared in accordance with IAS 7, "Cash Flow Statements". As permitted by the US Securities and Exchange Commission in Regulation S-X, no reconciliation to US GAAP has been performed.

M.   Comprehensive (loss)/income

        SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive (loss)/income and its components. Comprehensive (loss)/income includes net (loss)/income and all changes in shareholders' equity during a period that arise from non-owner sources, such as currency translation items, unrealized gains and losses on available-for-sale financial assets, cash flow hedges and minimum pension liabilities. The additional disclosures required under US GAAP are as follows:

	Year ended December 31
	2005	2004	2003
	(US$000)	(US$000)	(US$000)
Net (loss)/income reported under US GAAP	(213,328)	445,558	376,775
Other comprehensive (loss)/income
Currency translation adjustment	(76,382)	(21,050)	70,403
Unrealized market value adjustment on available-for-sale securities (net of taxes of $(1,001), $438 and $438, respectively)	(36,467)	14,698	29,265
Unrealized market value adjustment on cash flow hedges (net of taxes of $0, $0 and $0, respectively)	(5,708)	(13,717)	—
Minimum pension liability adjustment (net of taxes of $51 and $238, respectively)	—	77	2,520

Comprehensive (loss)/income reported under US GAAP	(331,885)	425,566	478,963

40.   Effect of new accounting pronouncements

IFRS

        The following new accounting standards, amendments and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2006:

        IAS 39 (Revised), "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intracompany transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group's operations, as the group does not have any intracompany transactions that would qualify as a hedged item in the consolidated financial statements as of December 31, 2005 and 2004.

        IAS 39 (Revised), "The Fair Value Option" (effective from January 1, 2006). This amendment changes the definition of financial assets and liabilities classified at fair value through profit or loss and expands disclosure requirements for financial assets and liabilities classified at fair value through profit and loss. The adoption of this amendment is not expected to have a material impact on the group's classification of financial assets and liabilities.

        IAS 39 and IFRS 4 (Revised), "Financial Guarantee Contracts" (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the group.

        IFRS 7, "Financial Instruments: Disclosures", and a complementary amendment to IAS 1, "Presentation of Financial Statements—Capital Disclosures" (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, "Financial Instruments: Disclosure and Presentation". The group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

        IFRIC 4, "Determining whether an Arrangement contains a Lease" (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The adoption of IFRIC 4 is not expected to have a material impact on the group's consolidated financial statements.

        IFRS 6, "Exploration for and Evaluation of Mineral Resources" (effective from January 1, 2006), IFRIC 5, "Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" (effective from January 1, 2006) and IFRIC 6, "Liabilities arising from Participation in a Specific Market—Waste Electrical and Electronic Equipment" (effective from January 1, 2006) are not expected to have a material impact on the group's consolidated financial statements.

US GAAP

        In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and supersedes FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28". SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balance of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The group does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

        In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, "Accounting for Uncertain Tax Positions". The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The Exposure Draft requires that a tax position meet a "probable recognition threshold' for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be derecognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. The FASB staff is considering the comment letters that would have been received and is determining the plan for redeliberations. The Board expects to issue a final Interpretation, which would include amendments to SFAS 109, in the first quarter of 2006. The group is currently evaluating the impact this proposed Interpretation would have on its results of operations.

41.   Subsequent events

        On January 31, 2006, the consolidated financial statements were approved by the Board of Directors for presentation to the Annual General Meeting of Shareholders. The proposed dividends are detailed in note 29.

42.   Principal currency translation rates

        Year-end exchange rates used for the consolidated balance sheets.

	2005	2004	2003
	(US$)	(US$)	(US$)
1 CHF	0.7587	0.8830	0.8108
1 EUR	1.1795	1.3633	1.2634

        Average exchange rates used for the consolidated income statements and cash flow statements.

	2005	2004	2003
	(US$)	(US$)	(US$)
1 CHF	0.8103	0.8029	0.7420
1 EUR	1.2509	1.2392	1.1220

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders and Board of Directors
Of Serono SA, Coinsins (Vaud), Switzerland

        Our audits of the consolidated financial statements referred to in our report dated January 31, 2006, appearing on page F-1 of this Form 20-F, also included an audit of the financial statement schedule listed on page F-83 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers SA

/s/ M. AKED	/s/ P.-A. DÉVAUD
M. Aked	P.-A. Dévaud

Geneva, January 31, 2006

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2005, 2004 and 2003	Balance beginning of period	Additions	Reversals	Utilization	Balance end of period
	(US$000)	(US$000)	(US$000)	(US$000)	(US$000)
Year ended December 31, 2005
Provisions for doubtful accounts	6,137	1,634	0	(1,461)	6,310
Provision for inventories	26,563	9,369	0	(15,383)	20,549

Total	32,700	11,003	0	(16,844)	26,859

Year ended December 31, 2004
Provisions for doubtful accounts	6,510	1,335	0	(1,708)	6,137
Provision for inventories	20,756	14,508	(453)	(8,248)	26,563

Total	27,266	15,843	(453)	(9,956)	32,700

Year ended December 31, 2003
Provisions for doubtful accounts	11,193	1,080	0	(5,763)	6,510
Provision for inventories	14,531	8,379	0	(2,154)	20,756

Total	25,724	9,459	0	(7,917)	27,266

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association, dated April 26, 2005 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-131238), as filed with the Commission on January 24, 2006)
2.1
Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of ADRs issued thereunder, including the form of ADRs (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-12480), as filed with the Commission on September 6, 2000)
2.2
Form of Certificate for One Bearer Share (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.3
Form of Certificate for Ten Bearer Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.4
Form of Certificate for One Hundred Bearer Shares (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.5
Form of Certificate for One Thousand Bearer Shares (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12192), as filed with the Commission on July 10, 2000)
2.6	Form of American Depositary Receipt (included in Exhibit 2.1 hereto)
2.7
Paying and Conversion Agency Agreement, dated November 17, 2003, by and among Ares International Finance 92 Ltd (the "Issuer"), Serono S.A. and UBS AG relating to the issuance by the Issuer of CHF 600,000,000 aggregate principal amount of 0.50% Convertible Unsubordinated Bonds due 2008 (the "Convertible Bonds") (incorporated by reference to Exhibit 2.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003)
2.8
Guarantee, dated as of November 26, 2003, of Serono S.A. in respect of the Convertible Bonds (incorporated by reference to Exhibit 2.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics
11.2	Code of Conduct
12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of PricewaterhouseCoopers S.A.

QuickLinks

Serono S.A. Annual Report on Form 20-F for the year ended December 31, 2005
TABLE OF CONTENTS
PART I
Selected Consolidated Historical Financial Data
RISK FACTORS
PART II
PART III
SIGNATURES
Report of Independent Registered Public Accounting Firm
CONSOLIDATED INCOME STATEMENTS Year ended December 31
CONSOLIDATED BALANCE SHEETS As of December 31
CONSOLIDATED BALANCE SHEETS (Continued) As of December 31
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended December 31
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
EXHIBIT INDEX